As filed with the Securities and Exchange Commission on December 8, 2005.

Registration No. 333 -124041

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 9

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPANSION INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	20-3896239
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, CA 94088

(408) 962-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bertrand F. Cambou

Chief Executive Officer

Spansion Inc.

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, CA 94088

(408) 962-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tad J. Freese Latham & Watkins LLP 505 Montgomery Street, Ste. 2000 San Francisco, CA 94111 (415) 391-0600	Alan F. Denenberg Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	$812,000,000	(2)	$95,573	(3)
(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Including shares of Class A common stock that may be purchased by the underwriters to cover overallotments, if any.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 8, 2005.

P R O S P E C T U S

39,215,702 Shares

Spansion Inc.

Class A Common Stock

$             per share

We are selling 39,215,702 shares of Class A common stock. We have granted the underwriters an option to purchase up to 5,882,355 additional shares of Class A common stock to cover over-allotments.

This is the initial public offering of our Class A common stock. We currently expect the initial public offering price to be between $16.00 and $18.00 per share. We have applied to have the Class A common stock included for quotation on the Nasdaq National Market under the symbol “SPSN.”

Our common stock will consist of four classes of stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock. Advanced Micro Devices, Inc., or AMD, will own 47,058,813 shares of our Class A common stock and all of our outstanding shares of Class B common stock. As the holder of our Class B common stock, AMD will have the right initially to elect two of our directors. Fujitsu Limited, or Fujitsu, will own all of our outstanding shares of Class C and Class D common stock. As the holder of our Class C common stock, Fujitsu will have the right initially to elect one of our directors. Holders of all classes of our common stock are entitled to one vote per share on all matters to be voted on by stockholders, except that our Class D common stock has no voting rights with respect to the election of directors. Upon completion of this offering, and assuming no exercise of the underwriters’ over-allotment option, the Class A and Class B common stock owned by AMD will represent approximately 40.0% of the total outstanding shares of our common stock, and the Class C and Class D common stock owned by Fujitsu will represent approximately 26.7% of the total outstanding shares of our common stock. For more information, see “Description of Capital Stock” beginning on page 137.

Concurrently with this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue up to $400 million aggregate principal amount of senior unsecured notes in a private placement. The notes will not be listed or traded on any securities exchange or trading market.

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Spansion (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                      , 2005.

Citigroup	Credit Suisse First Boston

JPMorgan	Merrill Lynch & Co.	Morgan Stanley

Deutsche Bank Securities	UBS Investment Bank	Dresdner Kleinwort Wasserstein

                    , 2005

Spansion™ Flash memory: The digital world is stored here.

Spansion is one of the world's largest Flash memory providers. With the top handset, consumer electronics and automotive electronics companies as customers, Spansion's Flash memory stores the code and multimed a content at the heart of the digital world.

SPANSION™

SPANSION

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus or other earlier date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since such dates.

Until                     , 2006 (25 days after commencement of this offering), all dealers that effect transactions in shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Spansion and MirrorBit are our trademarks. Other names are for informational purposes only and may be trademarks of their respective owners.

SUMMARY

This summary highlights material information found in greater detail elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including “Risk Factors,” the assumptions and other information set forth under “Conventions and Assumptions Used in this Prospectus” and our financial statements and the accompanying notes, before making an investment decision.

Our Company

Overview

We are one of the largest Flash memory providers and the largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. For fiscal 2004 and the first nine months of fiscal 2005, our net sales were $2.3 billion and $1.4 billion. Our net losses for these periods were $20 million and $257 million. According to market research firm iSuppli, in 2004 we were the largest supplier of NOR Flash memory, with a 25.9 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 15.1 percent market share, based on end sales of our products by Advanced Micro Devices, Inc., or AMD, and Fujitsu Limited, or Fujitsu, who have acted as our sole distributors. In the first six months of 2005, based on iSuppli quarterly data, we were the second largest supplier of NOR Flash memory, with a 24.9 percent market share, which again made us one of the largest suppliers for the overall Flash memory market, with an 11.5 percent market share, based on end customer sales. Our Flash memory is incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripherals. Our products are integrated into products from many of the top original equipment manufacturers, or OEMs, in each of these markets, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. We operate four Flash memory wafer fabrication facilities, or fabs, four assembly and test sites and a development fab, known as our Submicron Development Center, or SDC. We are headquartered in Sunnyvale, California, with Japanese headquarters in Tokyo, Japan, and as of November 20, 2005, we employed approximately 8,300 people worldwide.

The Flash memory market is very capital intensive and requires that suppliers make significant capital expenditures in order to remain competitive. In the first nine months of fiscal 2005, our capital expenditures were $324 million, and we expect to spend approximately an additional $195 million in the remainder of the fiscal year. We have historically funded our capital expenditures through both debt financing and operating cash flow. In addition to capital expenditures, our primary future cash needs on a recurring basis will be for working capital and debt service. As of September 25, 2005, we had $781 million principal amount of outstanding debt including $381 million owed to AMD and Fujitsu. Should we require additional funding, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity.

Our History

We were originally organized as a Flash memory manufacturing venture of AMD and Fujitsu in 1993 named Fujitsu AMD Semiconductor Limited, or FASL. The primary function of FASL was to manufacture and sell Flash memory wafers to AMD and Fujitsu, who in turn converted the Flash memory wafers into finished Flash memory products and sold them to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities and provided FASL with various support and administrative services.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to: achieve economies of scale; add additional Flash memory wafer fabrication capacity; include assembly, test, mark and pack operations; include research and development capabilities; and include various marketing and administrative functions. To accomplish these goals, in 2003, AMD and Fujitsu reorganized our business as a Flash memory company called FASL LLC, later renamed Spansion LLC, by integrating the manufacturing venture with other Flash memory assets of AMD and Fujitsu. Since this reorganization, we have manufactured and sold finished Flash memory devices to customers worldwide through our sole distributors, AMD and Fujitsu.

AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005. Although the transition of some related support functions, including booking and billing, is still underway, we expect to sell to customers directly as well as through distributors. We also agreed with Fujitsu that Fujitsu will remain our sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions.

FASL	è	Spansion LLC	è	Spansion Inc.
Manufacturing Venture		AMD / Fujitsu Flash Memory Company		Public Standalone Flash Memory Company

|		|		|
➢
|		|		|
March 1993		June 2003		Planned

• Flash memory wafers sold to AMD and Fujitsu		• Finished Flash memory products sold through AMD and Fujitsu as sole distributors • Dedicated research and development, marketing and administrative functions		• Dedicated sales force • Fujitsu sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions

Our Industry

Consumers are increasingly demanding access to digital content through sophisticated communications equipment, consumer electronic products and automotive electronics. People now expect to instantly access, store and interact with multimedia content, including photos, music, video and text files using such products as mobile phones, digital cameras, DVD players, set top boxes, or STBs, MP3 players and automotive electronics such as navigation systems. The primary semiconductor component used to store and access this kind of digital content is Flash memory, and as a result, Flash memory has become one of the most critical components of electronic products. Most electronic products use Flash memory to store important program instructions, known as code, as well as multimedia or other digital content, known as data. Code storage allows the basic operating instructions, operating system software or program code to be retained, which allows an electronic product to function, while data storage allows digital content, such as multimedia files, to be retained. There are two major architectures of Flash memory in the market today: NOR Flash memory, which is used for code and data storage in mobile phones and primarily for code storage in consumer electronics, and NAND Flash memory, which is primarily used for data storage in removable memory applications, such as compact Flash cards and USB drives, and is increasingly being used in some high-end mobile phones and embedded applications.

Flash memory is one of the largest semiconductor markets and, according to iSuppli, it reached total worldwide sales of $15.9 billion in 2004, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. For the first six months of 2005, total worldwide sales reached $8.1 billion, of which 46.3 percent was classified as NOR-based Flash memory products and 53.7 percent was classified as sales of NAND-based Flash memory products. During 2003, 2004 and the first six months of 2005, sales of NAND-based Flash memory products grew at a higher rate than sales of NOR-based Flash memory products. We expect this trend to continue in the foreseeable future. iSuppli projects that sales of NAND-based Flash memory products will grow by 40 percent from 2004 to

2005 and grow at a 13 percent compound annual growth rate from 2005 to 2009, while sales of NOR-based Flash memory products will decline by 16 percent from 2004 to 2005 and grow at a four percent compound annual growth rate from 2005 to 2009. Because to date we have sold only NOR-based Flash memory products, this trend could materially adversely affect us if we are unsuccessful in executing our strategy described below.

The Flash memory market can be divided into three major categories based on application: wireless, embedded and removable storage. Portable, battery-powered communications applications are categorized as “wireless,” and solid-state removable memory applications are categorized as “removable storage.” All other applications, such as consumer and automotive electronics, are categorized as “embedded.” In 2004, and in the first six months of 2005, the wireless category of the Flash memory market, which primarily consists of mobile phones, represented the largest market for NOR Flash memory, according to iSuppli. Sales by our distributors to end customers in the wireless category drove a majority of our sales in fiscal 2004 and in the first nine months of fiscal 2005.

Overall, the Flash memory market has grown significantly over the past six years, from worldwide sales of $2.9 billion in 1998 to $15.9 billion in 2004. iSuppli projects that the Flash memory market will reach sales of $24.4 billion in 2009, representing a compound annual growth rate of nine percent from 2004 to 2009. We believe much of this growth in the Flash memory market will be driven by a growth in unit shipments and Flash memory content of mobile phones, growth in unit shipments and Flash memory content for embedded applications and a proliferation of removable storage products.

Flash memory is used across a wide spectrum of applications. Within each of the wireless, embedded and removable storage Flash memory market categories, customer and application needs are influenced by whether the application will predominantly require code storage, data storage or a combination of the two. Traditional criteria by which Flash memory customers evaluate Flash memory products include density, or a Flash memory product’s storage capacity, cost per bit, performance, reliability and power consumption. In addition to having product-specific requirements, we believe Flash memory customers will increasingly seek Flash memory providers that have the ability to add value beyond the Flash memory component itself.

Our Strengths

We believe we have the attributes that are necessary for long-term success in the Flash memory industry, including the following:

Proprietary MirrorBit Technology.    MirrorBit is our proprietary technology which stores two bits of data in a single memory cell, doubling the density of each memory cell. MirrorBit technology allows us to offer a broad range of product configurations with the advantages of NOR architecture. Compared to competitive two-bit-per-cell floating gate technology, MirrorBit technology requires fewer manufacturing steps, resulting in higher yields and lower costs.

Broad Product Offerings.    Currently, we serve the wireless and embedded categories of the Flash memory market and produce the industry’s broadest range of NOR-based Flash memory products with offerings from 1 to 512 megabits, voltages from 1.8 to 5 volts and a breadth of performance options.

Customer-Centric Innovation.    We work with customers to identify evolving needs and new applications in order to develop innovative products and features.

Systems-Level Solutions, Alliances and Support.    We have invested significant systems and engineering resources to establish alliances with other semiconductor and software companies, create innovative development tools and testing environments and bring our significant memory subsystems expertise to customers.

Advanced Manufacturing, Lithography and Packaging Capabilities.    We have developed advanced Flash memory device manufacturing capabilities and operate four dedicated production Flash memory wafer fabs and a development fab to accelerate the introduction of next-generation technologies.

Largest Dedicated Flash Memory Player with a Leading Market Position.    We are the largest company focused exclusively on the development and manufacture of Flash memory, and in 2004 according to iSuppli we were the largest NOR Flash memory supplier, with a 25.9 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 15.1 percent market share, based on end customer sales. In the first six months of 2005, based on iSuppli quarterly data, we were the second largest supplier of NOR Flash memory, with a 24.9 percent market share, which again made us one of the largest suppliers for the overall Flash memory market, with an 11.5 percent market share, based on end customer sales.

Our Strategy

Our goal is to leverage our proprietary MirrorBit technology, broad product offerings, customer-centric innovation, systems-level solutions, advanced manufacturing capabilities and leading market position to grow our leadership position in the wireless and embedded categories and enter new, high-growth portions of the Flash memory market. To achieve these goals, we are pursuing the following key strategies:

Capitalize on Our Leadership Position.    We plan to use our position as a market leader to increase our share in the wireless and embedded categories of the Flash memory market.

Bridge the NOR/NAND Divide.    We are developing a new architecture called ORNAND based on our MirrorBit technology that we believe will draw from among the best features of both NOR and NAND architectures and will be an important part of our strategy to address data storage applications within the wireless and embedded categories of the Flash memory market, which are currently primarily served by NAND-based Flash memory products. Through our MirrorBit technology, we expect to deliver products primarily for code and data applications in the wireless and embedded categories of the Flash memory market that combine the attributes of performance, reliability, cost-per-bit and density that we believe will be tailored to our customers’ needs.

Enter New Markets Not Traditionally Served by Flash Memory.    By leveraging our MirrorBit technology, we intend to develop a diverse range of products that meets the needs of a broader range of customer requirements in areas not traditionally served by Flash memory.

Continue to Develop Systems-Level Solutions and Provide Increasing Value to Customers.    We intend to leverage the expertise of our dedicated software development team and design engineers to work with customers and complementary silicon and software providers to optimize entire systems that incorporate Flash memory.

Leverage Our Manufacturing and Technology Expertise.    We plan to continue to migrate toward smaller geometries and larger silicon wafers, which we believe will result in a lower manufacturing cost-per-unit at a given product density. We also have recently entered into an agreement with Taiwan Semiconductor Manufacturing Company, or TSMC, to augment our internal production capacity for our 110-nanometer MirrorBit technology.

Concurrent Debt Offering

Concurrently with the consummation of this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue $400 million aggregate principal amount of senior unsecured notes in a private placement and apply the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings, including all amounts owed under our promissory notes to AMD and Fujitsu. The notes will be offered by Spansion LLC because it is the operating company that will generate the cash required to make interest payments on the notes. The concurrent offering and sale of the notes is not being registered under the Securities Act of 1933, and the notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The completion of the sale of the notes is a condition to the completion of this offering. For illustration of the pro forma effect of the issuance of our senior unsecured notes, see “Unaudited Pro Forma Consolidated Financial Data.”

We have decided to issue a combination of Class A common stock and, through Spansion LLC, senior unsecured notes, in order to create an appropriate capital structure and balance between debt and equity, optimize our access to capital from different types of investors and increase our likelihood of success in raising the amount of capital that we are seeking.

Transition Towards Operating as a Standalone Entity

As we continue our transition towards operating as a standalone entity, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and other services and functions. For example, AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005 and AMD ceased to earn any distribution margin on the sale of our products. Although the transition of some related support functions, including booking and billing, is still underway, we expect to sell directly to customers formerly served by AMD, as well as potential customers not served solely by Fujitsu. We also reached an agreement with Fujitsu to reduce the distribution margin earned by Fujitsu on the sale of our products from 6.5 percent to 4.3 percent beginning in the second quarter of fiscal 2005. In addition, we have agreed with each of AMD and Fujitsu to pay them a reduced royalty rate for the use of their intellectual property.

The impact of these changes on our results of operations beginning in the second quarter of fiscal 2005 included the following:

•	net sales were positively affected because we captured all of the distribution margin formerly earned by AMD on sales of our products, and we captured some of the distribution margin formerly earned by Fujitsu on sales of our products; and

•	marketing, general and administrative costs increased by the addition of sales personnel and associated administrative costs required to support the sales function.

In addition, we expect that the future impact of these changes on our results of operations would include the following:

•	cost of sales would decrease by the amount of the reduction in royalties that we currently pay to AMD and Fujitsu pursuant to our licenses for their intellectual property, but such decrease would likely be offset, at least in part, by increased royalty payments for licenses and cross licenses with various third parties, and by the increased logistics and related costs formerly paid by AMD and Fujitsu; and

•	the increase in marketing, general and administrative expenses described above would be partially offset by a decrease in such expenses as a result of our working with AMD and Fujitsu to reduce costs under our services agreements with them.

For more information on the impact of the AMD sales force transfer and the reduction in distribution margin under the Fujitsu distribution agreement, see “Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Continuing Transition to Independence” elsewhere in this prospectus.

In addition to the activities outlined above, with the assistance of AMD, we also expect to attempt to negotiate our own agreements and arrangements with third parties for intellectual property and technology that is important to our business, including the material intellectual property that we previously had access to through our relationship with AMD. As a subsidiary of AMD, we have been the beneficiary of AMD’s intellectual property arrangements with third parties. Following the completion of this offering, we will no longer be a beneficiary under a number of these agreements. Under other agreements, we believe we will continue to be a beneficiary for some period of time after the consummation of this offering while AMD continues to hold a majority of our shares entitled to vote for the election of directors. If we are unable to negotiate our own license agreements, we may be subject to claims that we are infringing intellectual property rights of third parties through the manufacture and sale of our products and the operation of our business. For more information, see “Risk Factors—We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us.”

Company Information

We were formed as FASL LLC, a Delaware limited liability company, on April 15, 2003 and changed our name to Spansion LLC on June 28, 2004. Effective as of June 30, 2003, AMD and Fujitsu had contributed various assets to us, and as a result became our two members. Prior to this offering, Spansion LLC will be reorganized into a corporate structure. A holding company, Spansion Inc., will be the entity that offers shares to the public. Spansion Inc. will have a wholly-owned subsidiary, Spansion Technology Inc., that, subsequent to the completion of this offering, will be the successor to the operations of Spansion LLC.

The reorganization will occur through the following steps. First, AMD Investments, Inc., an indirect wholly-owned subsidiary of AMD, will contribute its 60 percent ownership interest in Spansion LLC to a newly formed Delaware corporation, Spansion Inc., in exchange for 43,529,402 shares of Class A common stock and one share of Class B common stock of Spansion Inc. Fujitsu will contribute all of the outstanding capital stock of Fujitsu Microelectronics Holding, Inc., or FMH, the wholly-owned Fujitsu subsidiary that holds Fujitsu’s 40 percent ownership interest in Spansion LLC, to Spansion Inc. in exchange for one share of Class C common stock and 29,019,601 shares of Class D common stock of Spansion Inc. FMH will be renamed Spansion Technology Inc. Subsequent to the completion of this offering, Spansion Inc. will contribute the 60 percent ownership interest in Spansion LLC that it received from AMD Investments to Spansion Technology Inc. Spansion LLC will then be a wholly-owned subsidiary of Spansion Technology Inc. and will ultimately be merged into Spansion Technology Inc.

Upon the consummation of this offering, Fujitsu will cancel $40 million of the aggregate principal amount outstanding under the Fujitsu Cash Note, the terms of which are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations,” in exchange for that number of shares of our Class D common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 2,352,941 shares assuming an initial public offering price per share of $17.00.

Upon the consummation of this offering, AMD will cancel $60 million of the aggregate principal amount outstanding under the AMD Cash Note, the terms of which are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations,” in exchange for that number of shares of our Class A common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 3,529,411 shares assuming an initial public offering price per share of $17.00.

Our mailing address and principal executive offices are located at 915 DeGuigne Drive, P.O. Box 3453, Sunnyvale, California 94088, and our telephone number is (408) 962-2500.

THE OFFERING

Shares of Class A common stock offered	39,215,702 shares of Class A common stock (or 45,098,057 shares if the underwriters exercise their over-allotment option in full).

Shares of Class A common stock to be outstanding after this offering (1)(2)	86,274,515 shares of Class A common stock (or 92,156,870 shares if the underwriters exercise their over-allotment option in full).

Common stock owned by AMD after this offering	47,058,813 shares of Class A common stock; one share of Class B common stock.(2)(3)

Common stock owned by Fujitsu after this offering	One share of Class C common stock; 31,372,542 shares of Class D common stock.(3)(4)(5)

Voting rights of Class A common stock	One vote per share.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $622 million.

We intend to use the net proceeds from this offering for working capital, capital expenditures and general corporate purposes. See “Use of Proceeds.”

Dividend policy	We currently do not intend to pay cash dividends and, under conditions where our cash is below specified levels, are prohibited from doing so under agreements governing our borrowing arrangements.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our Class A common stock.

Proposed Nasdaq National Market symbol	SPSN.

Concurrent notes offering

Concurrently with the consummation of this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue $400 million aggregate principal amount of senior unsecured notes in a private placement and apply the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings, including all amounts owed under our promissory notes to AMD and Fujitsu. The completion of the sale of the notes is a condition to the completion of this offering. The concurrent offering and sale of the notes is not being registered under the Securities Act of 1933, and the notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

(1)	Excludes an aggregate of 31,372,542 shares of our Class A common stock reserved for issuance upon conversion of our shares of Class D common stock held by Fujitsu which will convert to Class A common stock on a one-for-one basis upon the earlier of (1) the date that is one year from the consummation of this offering and (2) the date upon which our board of directors elects to cause the Class D common stock to convert to Class A common stock following a determination that such conversion is in our best interests. Also excludes an aggregate of 11,750,000 shares of our Class A common stock to be reserved for issuance under our equity incentive plan and employee stock purchase plan. At the time of the consummation of this offering, we intend to grant stock options or restricted stock units for approximately 6,000,000 shares of our Class A common stock to our employees under our 2005 equity incentive plan.
(2)	Includes that number of shares of our Class A common stock that will be issued to AMD upon the consummation of this offering in exchange for AMD’s cancellation of $60 million of the aggregate principal amount outstanding under the AMD Cash Note, the terms of which are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations,” calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 3,529,411 shares assuming an initial public offering price per share of $17.00. A $1.00 increase in the assumed initial public offering price of $17.00 per share would decrease the number of shares of our Class A common stock issued to AMD in exchange for its cancellation of indebtedness by 196,078 shares. A $1.00 decrease in the assumed initial public offering price of $17.00 per share would increase the number of shares of our Class A common stock issued to AMD in exchange for its cancellation of indebtedness by 220,589 shares.
(3)	The Class B common stock and the Class C common stock entitle AMD and Fujitsu to elect such number of members to our board of directors as set forth in our certificate of incorporation, which depends on such holder’s aggregate ownership interest in us. See “Description of Capital Stock.”
(4)	Includes that number of shares of our Class D common stock that will be issued to Fujitsu upon the consummation of this offering in exchange for Fujitsu’s cancellation of $40 million of the aggregate principal amount outstanding under the Fujitsu Cash Note, the terms of which are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations,” calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 2,352,941 shares assuming an initial public offering price per share of $17.00. A $1.00 increase in the assumed initial public offering price of $17.00 per share would decrease the number of shares of our Class D common stock issued to Fujitsu in exchange for its cancellation of indebtedness by 130,719 shares. A $1.00 decrease in the assumed initial public offering price of $17.00 per share would increase the number of shares of our Class D common stock issued to Fujitsu in exchange for its cancellation of indebtedness by 147,059 shares.
(5)	The Class D common stock will be identical to the Class A common stock, except that the Class D common stock will not have the right to vote for the election of any directors to our board of directors. With respect to all other matters on which stockholders are entitled to vote, the Class D common stock will have the same voting rights of the Class A common stock. The Class D common stock will convert to Class A common stock on a one-for-one basis upon the earlier of (1) the date that is one year from the consummation of this offering and (2) the date upon which our board of directors elects to cause the Class D common stock to convert to Class A common stock following a determination that such conversion is in our best interests. For additional information, see “Description of Capital Stock.”

CONVENTIONS AND ASSUMPTIONS USED IN THIS PROSPECTUS

We were originally organized as a manufacturing venture called Fujitsu AMD Semiconductor Limited, a Japanese corporation. Effective June 30, 2003, we were reorganized as a Delaware limited liability company named FASL LLC, which was later renamed Spansion LLC. As Spansion LLC, we are owned by two members: AMD Investments, Inc., a Delaware corporation and wholly-owned subsidiary of AMD, and Fujitsu Microelectronics Holding, Inc., a Delaware corporation and wholly-owned subsidiary of Fujitsu. Shortly prior to the consummation of this offering, Spansion LLC will be reorganized into a corporate structure with a Delaware corporation holding company named Spansion Inc. and a wholly-owned operating company subsidiary. At that time, AMD Investments, Inc. and Fujitsu Limited will be our only stockholders. Unless we indicate otherwise, all of the information in this prospectus assumes that (i) all limited liability company interests in Spansion LLC held by our members have been exchanged for equity interests in Spansion Inc. and (ii) the reorganization into a corporate structure has been completed such that our authorized capital stock is as set forth under “Description of Capital Stock.”

In this prospectus, unless the context otherwise requires: (1) references to “we,” “us,” “Spansion,” “our” and “our company” refer to (i) Spansion LLC and its subsidiaries prior to the consummation of this offering and (ii) Spansion Inc. and its subsidiaries after the consummation of this offering; (2) references to AMD and Fujitsu in the context of being members of Spansion LLC will be deemed to refer to AMD Investments, Inc. and Fujitsu Microelectronics Holding, Inc.; (3) references to AMD in the context of being a stockholder of Spansion Inc. will be deemed to refer to AMD Investments, Inc.; (4) references to Spansion LLC in the context of Spansion LLC’s concurrent notes offering in a private placement refer to Spansion LLC, our indirect wholly-owned operating subsidiary following our reorganization into a corporate structure; (5) unless otherwise specified as Class B, Class C or Class D common stock, references to common stock refer to Spansion Inc.’s Class A common stock; and (6) references to “our customers” refer to customers of our sole distributors, AMD and Fujitsu.

Throughout this prospectus, our fiscal periods ended March 31, 2003, December 28, 2003 and December 26, 2004 are referred to as fiscal 2002, 2003 and 2004. In fiscal 2002, we used a fiscal year beginning April 1, 2002 and ending March 31, 2003, which consisted of 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday of December. Fiscal 2003 was therefore a transition period beginning April 1, 2003 and ending December 28, 2003, during which we operated as Fujitsu AMD Semiconductor Limited for the first three months and then operated as Spansion LLC for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 ended December 26, 2004 and consisted of 52 weeks. The nine months ended September 26, 2004 and September 25, 2005 each consisted of 39 weeks.

Unless we indicate otherwise, all of the information in this prospectus assumes: (i) that the underwriters do not exercise their option to purchase up to 5,882,355 shares of our common stock within 30 days from the date of this prospectus to cover over-allotments; (ii) that Spansion LLC’s concurrent issuance of $400 million aggregate principal amount of notes in a private placement has been completed; (iii) that Fujitsu has cancelled $40 million of the aggregate principal amount outstanding under the Fujitsu Cash Note in exchange for that number of shares of our Class D common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 2,352,941 shares assuming an initial public offering price per share of $17.00; and (iv) that AMD has cancelled $60 million of the aggregate principal amount outstanding under the AMD Cash Note in exchange for that number of shares of our Class A common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 3,529,411 shares assuming an initial public offering price per share of $17.00. A $1.00 increase in the assumed initial public offering price of $17.00 per share would decrease the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 196,078 and 130,719 shares. A $1.00 decrease in the assumed initial public offering price of $17.00 per share would increase the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 220,589 and 147,059 shares.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

The following table sets forth summary historical consolidated financial data and unaudited pro forma consolidated financial data. In fiscal 2002, we used a fiscal year beginning April 1, 2002 and ending March 31, 2003, which consisted of 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday in December. Fiscal 2003 was therefore a transition period beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months and operated as Spansion LLC for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 began December 29, 2003 and ended December 26, 2004, which consisted of 52 weeks. The summary consolidated statement of operations data for the fiscal years ended March 31, 2003, December 28, 2003 and December 26, 2004 and the summary consolidated balance sheet data as of December 26, 2004 have been derived from, and should be read together with, our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary unaudited consolidated statement of operations data for the nine months ended September 26, 2004 and September 25, 2005 and the summary unaudited consolidated balance sheet data as of September 25, 2005 have been derived from, and should be read together with, our unaudited consolidated financial statements included elsewhere in this prospectus. Other unaudited quarterly financial data are derived from our unaudited interim condensed consolidated financial statements not included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The historical results are not necessarily indicative of the results to be expected in any future periods, and the results for the nine months ended September 25, 2005 should not be considered indicative of results to be expected for the full fiscal year.

We prepared the unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004, set forth in the table below, from our audited consolidated financial statements for the fiscal year ended December 26, 2004, which are included elsewhere in this prospectus, and we prepared the unaudited pro forma consolidated statement of operations data for the nine months ended September 25, 2005, set forth in the table below, from our unaudited consolidated financial statements for the nine months ended September 25, 2005, which are included elsewhere in this prospectus, to reflect our results of operations as if the events described below had occurred as of December 29, 2003.

As we continue our transition towards operating as a standalone entity, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and other services and functions. For example, AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005 and AMD ceased to earn any distribution margin on the sale of our products. Although the transition of some related support functions, including booking and billing, is still underway, we expect to sell directly to customers formerly served by AMD, as well as potential customers not solely served by Fujitsu. We also reached an agreement with Fujitsu to reduce the distribution margin earned by Fujitsu on the sale of our products from 6.5 percent to 4.3 percent beginning in the second quarter of fiscal 2005. As set forth below, we have included adjustments in our unaudited pro forma consolidated statement of operations data for our assumption of freight, duty and logistics and related costs, our assumption of warehousing and related costs, and our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products. Each of these adjustments represents the costs that AMD incurred in connection with selling our products in fiscal 2004 and in the first nine months of fiscal 2005, all of which were incurred by AMD prior to the transfer of AMD’s sales force as of April 1, 2005. We believe that the costs that were actually incurred by AMD in connection with selling our products are representative of the costs that we would have incurred if the transfer of AMD’s sales force had occurred as of December 29, 2003. Moreover, as of April 1, 2005, we and AMD entered into an Agency Agreement whereby we agreed to pay AMD for the provision of transitional support services for shipping, invoicing and billing, purchase order processing and other related functions, including worldwide sales and marketing support services such as credit and collections. We believe that the negotiated fees for these marketing, general and administrative transitional services substantially approximate the expenses that we would incur if we were to perform these services internally. In the aggregate, these pro forma adjustments, as well as the elimination of the AMD distribution margin and the reduction of the Fujitsu distribution margin, increased both operating and net income, which subsequently resulted in an incremental expense in connection with our profit sharing program.

The unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004 and for the nine months ended September 25, 2005 set forth below gives effect to:

•	the contemplated termination of the AMD Distribution Agreement, which would have resulted in an elimination of the seven percent distribution margin thereunder for fiscal 2004, which would have added approximately $80.3 million to net sales for fiscal 2004, and resulting in an elimination of the 6.5 percent distribution margin thereunder for the first nine months of fiscal 2005, which would have added approximately $14.1 million to net sales for the first nine months of fiscal 2005;

•	a reduction from seven percent to 4.3 percent in the distribution margin under the Fujitsu Distribution Agreement for fiscal 2004, which would have added approximately $26.2 million to net sales for fiscal 2004 and a reduction from 6.5 percent to 4.3 percent in the distribution margin under the Fujitsu Distribution Agreement for the first nine months of fiscal 2005, which would have added approximately $4.4 million to net sales for the first nine months of fiscal 2005;

•	our assumption of freight, duty and logistics related costs for our products currently incurred by AMD which we believe would have increased cost of sales for fiscal 2004 by approximately $4.4 million and by approximately $1.4 million for the first nine months of fiscal 2005;

•	our assumption of warehousing and related costs for our products currently incurred by Fujitsu, which we believe would have increased cost of sales for fiscal 2004 by approximately $4.0 million and by approximately $1.0 million for the first nine months of fiscal 2005;

•	our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products, which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $47.4 million and by approximately $10.4 million for the first nine months of fiscal 2005;

•	the inclusion of an incremental expense in connection with our profit sharing program for the increase in net income resulting from the foregoing adjustments, which we calculated as ten percent of incremental operating income before profit sharing expense, and which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $5.1 million, but with no corresponding increase in the expense for the first nine months of fiscal 2005 since there was no profit on a pro forma basis in that period;

•

the inclusion of incremental interest expense and amortization of capitalized debt issuance costs in connection with our concurrent private placement of senior unsecured notes, assuming the senior unsecured notes had been issued on December 29, 2003, net of a reduction of interest expense actually recorded on those outstanding debt obligations which will be repaid from the proceeds of the senior unsecured notes, assuming they had been repaid on December 29, 2003, and net of a reduction of interest expense related to the $100 million of debt to AMD and Fujitsu that will be cancelled in exchange for shares of our common stock, which we believe would have increased interest expense for fiscal 2004 by approximately $12.2 million and by approximately $7.4 million for the first nine months of fiscal 2005. We have assumed an interest rate of nine percent payable on the senior unsecured notes based upon our financial condition and expected credit ratings and the current interest rate environment and market conditions, although the actual interest rate on our senior unsecured notes may differ from this assumed rate as a result of the interest rate environment and market conditions in effect at the time of pricing of the notes offering. A 100 basis point (one percent) increase in the interest rate on the notes would result in incremental annual increased interest expense of $4 million per year. A 100 basis point (one percent) decrease in the interest rate on the notes would result in incremental decreased interest expense of $4 million per year;

•	the inclusion of a tax provision for the incremental taxes owed on incremental net income before tax which would have been earned by our foreign subsidiaries and taxed at local statutory rates resulting from the foregoing adjustments, which we believe would have decreased the income tax benefit for fiscal 2004 by approximately $7.7 million and by approximately $1.3 million for the first nine months of fiscal 2005; and

•	the inclusion of a $3.1 million reduction of tax benefit that reflects the additional U.S. tax which we would have incurred if we were taxed as a corporation rather than a limited liability company for fiscal 2004 and no reduction of tax benefit for the first nine months of fiscal 2005.

The agreements that we have reached which resulted in the foregoing adjustments to our unaudited pro forma consolidated statement of operations data have not resulted in material assets being contributed to us or liabilities assumed by us.

The unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004 and the nine months ended September 25, 2005 does not include all expected or potential changes to our cost structure. For example, the unaudited pro forma consolidated statement of operations data does not give effect to other costs or benefits that have been or will be incurred or realized as we transition to a standalone company, including costs or benefits related to:

•	designing and implementing new enterprise-wide information systems;

•	obtaining licenses from third parties for technology incorporated in our products or software used to operate our business, including any licenses required to replace the intellectual property rights we will lose once we are no longer a beneficiary under AMD’s existing cross-license agreements. These costs will be offset to some extent by the reduction in royalty rates we pay under our patent cross-license agreements with AMD and Fujitsu. For more information, see “Risk Factors—We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us” and “Certain Relationships and Related Party Transactions—Patent Cross-License Agreements;”

•	being a public company, including significant legal, accounting and other expenses we did not incur as a private company;

•	implementing our planned cost reduction efforts; and

•	a possible increase in the cost of procuring goods and services from third parties as a result of changes in our purchasing power. For more information, see “Risk Factors—We may experience increased costs resulting from a decrease in the purchasing power we currently have due to our being a majority-owned subsidiary of AMD.”

The unaudited pro forma earnings per share information assumes our reorganization into a corporate structure occurred on December 29, 2003 and is based on the number of shares owned by AMD and Fujitsu immediately prior to the consummation of this offering.

Also set forth below is unaudited consolidated as adjusted balance sheet data as of September 25, 2005, which has been prepared from our unaudited consolidated balance sheet as of September 25, 2005, which is included elsewhere in this prospectus. The unaudited consolidated as adjusted balance sheet data adjusts the actual data to reflect the receipt and application of the net proceeds from this offering and the receipt and application of the net proceeds from the concurrent private placement of senior unsecured notes by Spansion

LLC, our indirect wholly-owned subsidiary, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The other pro forma adjustments discussed above do not impact the unaudited consolidated as adjusted balance sheet data.

Our unaudited pro forma consolidated financial data is not intended to represent what our financial condition and results of operations actually would have been had the transactions described above occurred or to be indicative of our future financial performance.

Summary Historical and Unaudited Pro Forma Financial Data

	Year Ended Mar. 31, 2003		Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Pro Forma for the Year Ended Dec. 26, 2004(2)	Nine Months Ended Sept. 26, 2004		Nine Months Ended Sept. 25, 2005	Pro Forma for the Nine Months Ended Sept. 25, 2005(2)
	(in thousands, except per share amounts)
Statement of Operations Data(1):
Net sales	$961,950		$1,193,212	$2,262,227	$2,368,766	$1,775,251		$1,411,209	$1,429,749
Cost of sales	921,924		1,086,030	1,840,862	1,849,290	1,425,905		1,312,470	1,314,822

Gross profit	40,026		107,182	421,365	519,476	349,346		98,739	114,927
Other expenses:
Research and development	—		146,947	280,954	280,954	209,199		220,100	220,100
Marketing, general and administrative	4,811		74,200	137,159	189,641	100,616		126,784	137,177

Operating income (loss)	35,215		(113,965)	3,252	48,881	39,531		(248,145)	(242,350)
Interest and other income (expense), net	(202)		1,335	3,198	3,198	2,223		2,496	2,496
Interest expense	(1,867)		(20,733)	(40,165)	(52,376)	(29,972)		(33,574)	(41,015)

Income (loss) before income taxes	33,146		(133,363)	(33,715)	(297)	11,782		(279,223)	(280,869)
Provision (benefit) for income taxes	12,169		(4,420)	(14,013)	(6,266)	4,897		(22,634)	(21,320)

Net income (loss)	$20,977		$(128,943)	$(19,702)	$5,969	$6,885		$(256,589)	$(259,549)

Net income (loss) per share:
Basic and diluted	$21.50		n/a (4)	n/a (4)	n/a (4)	n/a	(4)	n/a (4)	n/a (4)
Shares used in per share calculation:
Basic and diluted	975,753		n/a (4)	n/a (4)	n/a (4)	n/a	(4)	n/a (4)	n/a (4)

Unaudited Pro Forma Effects of Assumed Reorganization into Corporate Structure(3):
Actual income (loss) before income taxes	n/a	(4)	$(133,363)	$(33,715)	$(297)	$11,782		$(279,223)	$(280,869)
Pro forma provision (benefit) for income taxes	n/a	(4)	(43,369)	(11,566)	(3,151)	7,344		(22,634)	(21,320)

Pro forma net income (loss)	n/a	(4)	$(89,994)	$(22,149)	$2,854	$4,438		$(256,589)	$(259,549)

Pro forma income (loss) per share:
Basic and diluted	n/a	(4)	$(1.24)	$(0.31)	$0.04	$0.06		$(3.54)	$(3.31)
Pro forma shares used in per share calculation:
Basic and diluted	n/a	(4)	72,549	72,549	78,431 (5)	72,549		72,549	78,431 (5)

	As of Sept. 25, 2005
	Actual	Pro Forma(6)	Pro Forma as Adjusted(6)(7)
Balance Sheet Data:
Cash and cash equivalents	$119,024	$161,450	$783,516
Other assets	25,760	36,060	36,060
Working capital (deficit)	(116,091)	309,895	931,962
Total assets	2,759,948	2,812,674	3,434,740
Accrued liabilities to members	20,472	14,183	14,183
Other accrued liabilities	61,049	60,965	60,965
Long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans	780,500	739,599	739,599
Members’ capital/stockholders’ equity	1,348,125	1,448,125	2,070,191

(1)	As discussed more fully within “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we began producing and selling finished Flash memory devices effective June 30, 2003 which significantly affected our operating results as compared to earlier periods when we solely produced and sold Flash memory wafers.
(2)	Reflects adjustments in connection with our transition towards operating as a standalone entity by giving effect to the assumptions set forth in “Unaudited Pro Forma Consolidated Financial Data” found elsewhere in this prospectus.
(3)	Reflects the impact of the planned reorganization of Spansion LLC into Spansion Inc. and the pro forma effects as if we had been subject to U.S. taxes and had outstanding shares equivalent to those held by AMD and Fujitsu at the time of our reorganization into Spansion Inc.
(4)	Effective June 30, 2003, we were reorganized as a Delaware limited liability company with ownership in the form of limited liability company units held by AMD and Fujitsu. Therefore, net income (loss) per share data is not applicable for periods subsequent to June 30, 2003, and pro forma net income (loss) per share data is not applicable for periods prior to June 30, 2003 for which net income (loss) per share data is already presented.
(5)	The increase in shares used in the basic and diluted net income (loss) per share calculation for the pro forma results for the year ended December 26, 2004 and for the nine months ended September 25, 2005 is directly related to the 3,529,411 shares of Class A common stock that we will issue to AMD in exchange for its cancellation of $60 million principal amount outstanding under the AMD Cash Note and 2,352,941 shares of Class D common stock that we will issue to Fujitsu in exchange for its cancellation of $40 million principal amount outstanding under the Fujitsu Cash Note, in each case calculated by dividing the principal amount cancelled by the assumed Class A common stock initial public offering price per share of $17.00. A $1.00 increase in the assumed initial public offering price of $17.00 per share would decrease the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 196,078 and 130,719 shares. A $1.00 decrease in the assumed initial public offering price of $17.00 per share would increase the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 220,589 and 147,059 shares.
(6)	The unaudited consolidated pro forma balance sheet data as of September 25, 2005 adjusts the actual data to reflect the receipt and application of the net proceeds from the concurrent private placement of senior unsecured notes by Spansion LLC, our indirect wholly-owned subsidiary, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These adjustments consist of:

•	The adjustment to cash and cash equivalents is related to total net proceeds from Spansion LLC’s issuance of the senior unsecured notes of $400 million, net of issuance costs of $10.3 million, reduced by long-term debt (and accrued and unpaid interest) that will be repaid of $347.3 million.

•	The adjustment to other assets is related to the $10.3 million of capitalized financing costs as a result of Spansion LLC’s issuance of the senior unsecured notes.

•	The adjustments to accrued liabilities to members and other accrued liabilities are comprised of (i) $6.3 million that would have been deducted from our accrued liabilities to members as a result of our repayment of interest on indebtedness to members, and (ii) $84,000 that would have been deducted from our other accrued liabilities as a result of our repayment of interest on indebtedness to third parties.

•

The adjustments to long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans are comprised of (i) $400 million, which represents the amounts that would have been added to our long-term debt as a result of Spansion LLC’s issuance of its senior unsecured notes, (ii) $120 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the remaining $60 million of the AMD Cash Note after AMD’s cancellation of $60 million of the principal amount outstanding under the AMD Cash Note in exchange for shares of Class A common stock as described in (5) above, (iii) $161.9 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the AMD Asset Note, (iv) $38.5 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the Spansion Penang Asset Note, (v) $15 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the Spansion China Line of Credit, (vi) $5.6 million, which represents the amounts that would have been deducted from our long-term obligations to members as a result of our repayment of the Spansion Penang Loan, (vii) $40 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of the cancellation of $40 million of the principal amount outstanding under the Fujitsu Cash Note in exchange for shares of Class D common stock as described in (5) above and (viii) $60 million, which represents the amounts that would have been deducted from our long-term debt as a result of our repayment of the Senior Secured Credit Facility. The terms of each of these debt instruments are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.”

•	The adjustments to stockholders’ equity are related to the $100 million that would have been added to our additional paid-in capital as a result of the cancellation of the AMD Cash Note and the Fujitsu Cash Note in exchange for shares of our common stock as described in (5) above.

(7)	The adjustments are related to the $622.1 million that represents the net proceeds that would have been added to our additional paid-in capital as a result of our issuance of approximately 39.2 million shares of Class A common stock, par value $0.001 per share. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by $37 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

For more information, see “Use of Proceeds” and “Capitalization.” The other pro forma adjustments discussed in (1) through (4) above do not impact the unaudited consolidated as adjusted balance sheet data.

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended Sept. 26, 2004	Nine Months Ended Sept. 25, 2005
	(in thousands)
Supplemental Information:
EBITDA(1)	$313,994	$202,450	$538,017	$433,287	$166,001
Capital expenditures	(190,228)	(214,752)	(530,095)	(426,753)	(323,870)
Net cash provided by operating activities	356,200	134,046	463,298	441,842	220,614
Net cash used for investing activities	(190,228)	(186,914)	(551,613)	(477,488)	(264,077)
Net cash provided by (used in) financing activities	(165,977)	372,879	(125,576)	(88,743)	24,341

(1)    The term earnings before interest, income taxes, depreciation and amortization (EBITDA) is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. We believe that EBITDA enhances an investor’s understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness. Our management uses EBITDA to assess financial performance and debt service capabilities. In assessing financial performance, our management reviews EBITDA as a general indicator of economic performance compared to prior periods. Because EBITDA excludes interest, income taxes, depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, our management believes this type of measurement is useful for comparing general operating performance from period to period and making related management decisions. EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. Our management also believes that our investors use EBITDA as a measure of our ability to service indebtedness as well as to fund capital expenditures and working capital requirements. However, when assessing our operating performance or liquidity, you should not consider this data in isolation, or as a substitute for our net cash from operating activities or other cash flow data that is calculated in accordance with U.S. GAAP. In addition, EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of net income (loss), the most directly comparable U.S. GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended Sept. 26, 2004	Nine Months Ended Sept. 25, 2005
	(in thousands)
Net income (loss)	$20,977	$(128,943)	$(19,702)	$6,885	$(256,589)
Interest expense, net	1,867	19,816	37,457	28,137	31,234
Income tax provision (benefit)	12,169	(4,420)	(14,013)	4,897	(22,634)
Depreciation and amortization expense	278,981	315,997	534,275	393,368	413,990

EBITDA	$313,994	$202,450	$538,017	$433,287	$166,001

Quarterly Financial Data

The following table sets forth our statements of operations data for the nine fiscal quarters immediately following our reorganization in June 2003. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Quarter Ended
	Sept. 28, 2003	Dec. 28, 2003	Mar. 28, 2004	June 27, 2004	Sept. 26, 2004	Dec. 26, 2004	Mar. 27, 2005	June 26, 2005	Sept. 25, 2005
	(in thousands)
Net sales to members	$395,161	$540,050	$606,331	$650,687	$518,233	$486,976	$433,189	$462,367	$515,653
Cost of sales	336,128	460,235	502,293	517,459	406,153	414,957	436,686	430,477	445,307

Gross profit (deficit)	59,033	79,815	104,038	133,228	112,080	72,019	(3,497)	31,890	70,346
Other expenses:
Research and development	70,534	76,413	67,181	70,043	71,975	71,755	71,379	74,597	74,124
Marketing, general and administrative	39,421	33,298	34,872	32,014	33,730	36,543	36,099	45,426	45,259

Operating income (loss)	(50,922)	(29,896)	1,985	31,171	6,375	(36,279)	(110,975)	(88,133)	(49,037)
Interest and other income, net	616	538	291	1,181	751	975	1,285	779	432
Interest expense	(9,941)	(10,582)	(9,797)	(10,179)	(9,996)	(10,193)	(11,135)	(11,076)	(11,363)

Income (loss) before income taxes	(60,247)	(39,940)	(7,521)	22,173	(2,870)	(45,497)	(120,825)	(98,430)	(59,968)
Provision (benefit) for income taxes	4,872	4,543	(3,126)	9,216	(1,193)	(18,910)	(11,983)	(12,406)	1,755

Net income (loss)	$(65,119)	$(44,483)	$(4,395)	$12,957	$(1,677)	$(26,587)	$(108,842)	$(86,024)	$(61,723)

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. Investing in shares of our common stock involves a high degree of risk. If any of the following risks actually occurs, we may be unable to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In addition, the trading price of shares of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The demand for our products depends in large part on continued growth in the industries into which they are sold. A market decline in any of these industries, or a decline in the demand for NOR Flash memory products in these industries, would have a material adverse effect on our results of operations.

Sales of our Flash memory products, which to date have been based on the Boolean logic-based “Not Or,” or NOR, architecture, are dependent to a large degree upon consumer demand for mobile phones. In 2004 and in the first six months of 2005, the wireless category of the Flash memory market, which primarily consists of mobile phones, represented the largest market for NOR Flash memory because mobile phone original equipment manufacturers, or OEMs, have traditionally used products based on NOR architecture to satisfy both code and data storage requirements within their mobile phones. The market research firm iSuppli has estimated that mobile communications represented approximately 53.8 percent of the NOR Flash memory market in 2004 and will represent approximately 60.2 percent of the NOR Flash memory market in 2005. In fiscal 2004 and in the first nine months of fiscal 2005, sales to the wireless category of the Flash memory market drove a majority of our sales. If demand for mobile phones is below our expectations or if the functionality of successive generations of mobile phones does not require increasing NOR Flash memory density, we would be materially adversely affected.

Similarly, sales of our products targeting the embedded category of the Flash memory market are dependent upon demand for consumer electronics such as set top boxes, or STBs, and DVD players, automotive electronics, industrial electronics such as networking equipment and PC peripheral equipment such as printers. Sales of our products are also dependent upon the inclusion of increasing amounts of NOR Flash memory content in some of these products. In fiscal 2004 and in the first nine months of fiscal 2005, sales to the embedded category of the Flash memory market drove a significant portion of our sales. If demand for these products, or NOR Flash memory content in these products, is below our expectations, we would be materially adversely affected.

We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us.

As a subsidiary of AMD we have been the beneficiary of AMD’s intellectual property arrangements with third parties, including patent cross-license agreements with other major semiconductor companies such as Intel, Motorola and IBM, and licenses from third parties for technology incorporated in our products and software used to operate our business. Following the completion of this offering, we will no longer be a beneficiary under a number of these agreements. As a result, we will lose rights to use important intellectual property that we are currently licensed to use and may therefore be subject to claims that we are infringing intellectual property rights of third parties through the manufacture and sale of our products and the operation of our business. Therefore, absent negotiating our own license agreements with the third parties who own such intellectual property, we will be vulnerable to claims by such parties that our products or operations infringe such parties’ patents or other intellectual property rights. In addition, third parties may have refrained from asserting intellectual property infringement claims against us because we have been a majority-owned subsidiary of AMD. Following this offering, they may elect to pursue such claims against us.

While we will eventually lose the benefits that we previously enjoyed under some of AMD’s patent cross-license agreements and other licenses, we believe we will continue to be a beneficiary for some period of time after the consummation of this offering while AMD continues to hold a majority of our shares entitled to vote for the election of directors and while AMD continues to be a party to such agreements and licenses. However, we expect that AMD will no longer hold a majority of such voting shares upon the conversion of the Class D common stock held by Fujitsu. The Class D common stock held by Fujitsu will convert to Class A common stock on a one-for-one basis upon the earlier of (1) the date that is one year from the consummation of this offering and (2) the date upon which our board elects to cause the Class D common stock to convert to Class A common stock, following a determination that such conversion is in our best interests. Although we believe we will be entitled to remain a beneficiary under these patent cross-license agreements and other licenses for so long as AMD continues to hold a majority of our shares entitled to vote for the election of directors and while AMD continues to be a party to such agreements and licenses, we cannot assure you that the other parties thereunder will not challenge our ability to assert rights as a beneficiary under these patent cross-license agreements and other licenses after the consummation of this offering.

With the assistance of AMD, we will attempt to negotiate our own agreements and arrangements with third parties for intellectual property and technology that is important to our business, including the intellectual property that we previously had access to through our relationship with AMD. We will also attempt to acquire new patents with the assistance of AMD, as our success in negotiating patent cross-license agreements with other industry participants will depend in large part upon the strength of our patent portfolio relative to that of the third party with which we are negotiating. If the third party benefits from an existing patent cross-license agreement with AMD, in many cases it will retain the rights that it has under that agreement even after we cease to be an AMD subsidiary, including rights to utilize the patents that AMD and Fujitsu transferred to us in connection with our reorganization in June 2003. In many cases, any such third party will also retain such rights to utilize any patents that have been issued to us or acquired by us subsequent to our reorganization and prior to our no longer being a subsidiary of AMD. Our negotiating position may therefore be impaired, because the other party will already be entitled to utilize a large number, or even all, of our patents, while we will no longer have the right to utilize that party’s patents. As a result, we may be unable to obtain access to the other party’s patent portfolio on favorable terms or at all. Similarly, with respect to licenses from third parties for technology incorporated in our products or software used to operate our business, we may not be able to negotiate prices with these third parties on terms as favorable to us as those available when we were a subsidiary of AMD because we will not be able to take advantage of AMD’s current size and purchasing power. These parties, and other third parties with whom AMD had no prior intellectual property arrangement, may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such litigation could be extremely expensive and time-comsuming. We cannot assure you that such litigation would be avoided or successfully concluded. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture or sale of some or all of our products, would have a material adverse effect on us.

A lack of market acceptance of MirrorBit technology would have a material adverse effect on us.

Market acceptance of products based on our MirrorBit technology is a critical factor impacting our ability to increase revenues and market share in the wireless and embedded categories of the Flash memory market, as well as to enter new markets. MirrorBit technology is a memory cell architecture that enables Flash memory products to store two bits of data in a single memory cell thereby doubling the density or storage capacity of each memory cell. If adoption of our MirrorBit technology occurs at a slower rate than we anticipate, our ability to compete will be reduced, and we would be materially adversely affected. For example, in the first six months of fiscal 2005, we introduced a new product for wireless applications based on our second generation MirrorBit technology. If we do not achieve market acceptance of this product or subsequent versions of this product, our future operating results would be materially adversely affected.

A significant market shift to NAND architecture would materially adversely affect us.

Flash memory products are generally based either on NOR architecture, or “Not And,” or NAND, architecture. To date, our Flash memory products have been based on NOR architecture, which are typically produced at a higher cost-per-bit than NAND-based products. We do not currently manufacture products based on NAND architecture. During 2003 and 2004, industry sales of NAND-based Flash memory products grew at a higher rate than sales of NOR-based Flash memory products, resulting in NAND vendors in aggregate gaining a greater share of the overall Flash memory market and NOR vendors in aggregate losing overall market share. This trend has continued in 2005 and sales of NAND-based Flash memory products represented a majority of the Flash memory products sold in the overall Flash memory market in the first six months of 2005. In 2004, according to iSuppli, total sales for the Flash memory market reached $15.9 billion, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. In the first six months of 2005, total sales for the Flash memory market reached $8.1 billion, of which 46.3 percent was classified as sales of NOR-based Flash memory products and 53.7 percent was classified as sales of NAND-based Flash memory products. We expect this trend to continue in the future. For example, on November 21, 2005, Intel Corporation and Micron Technology, Inc. announced the creation of a joint venture for the manufacture and sale of NAND-based Flash memory products. iSuppli projects that sales of NAND-based Flash memory products will grow by 40 percent from 2004 to 2005 and grow at a 13 percent compound annual growth rate from 2005 to 2009, while sales of NOR-based Flash memory products will decline by 16 percent from 2004 to 2005 and grow at a four percent compound annual growth rate from 2005 to 2009. Moreover, the removable storage category of the Flash memory market, which is currently the second largest category after wireless, and is predominantly served by NAND vendors, is expected to be the fastest growing portion of the Flash memory market for the foreseeable future. As mobile phones and other consumer electronics become more advanced, they will require higher density Flash memory to meet the increased data storage requirements associated with music downloads, photos and videos. Because storage requirements will increase to accommodate data-intensive applications, OEMs may increasingly choose NAND-based Flash memory products over NOR-based Flash memory products for their applications. Moreover, some NAND vendors are manufacturing on 300-millimeter wafers or are utilizing more advanced manufacturing process technologies than we are today, which result in an ability to offer products with a lower cost-per bit at a given product density. If NAND vendors continue to increase their share of the Flash memory market, our market share may decrease, which would materially adversely affect us.

If we fail to successfully develop products based on our new ORNAND architecture, or if there is a lack of market acceptance of products based on our ORNAND architecture, our future operating results would be materially adversely affected.

As mobile phones become more advanced, they will require higher density Flash memory to meet increased data storage requirements. We intend to position ourselves to address the increasing demand for higher density Flash memory within the high-end wireless market by offering products based on our ORNAND architecture, which we are currently developing. The success of our ORNAND architecture requires that we timely and cost effectively develop, manufacture and market ORNAND-based products that are competitive with NAND-based Flash memory products in the wireless category of the Flash memory market. We expect to begin commercial shipments of ORNAND-based products to customers in 2006. However, if we fail to develop and commercialize our ORNAND architecture on a timely basis or if our ORNAND-based products fail to achieve acceptance in the wireless market, our future operating results would be materially adversely affected.

The loss of a significant customer for our Flash memory products in the mobile phone market could have a material adverse effect on us.

Sales of our products are dependent to a large extent on demand for mobile phones. Historically, a small number of customers in the wireless category of the Flash memory market has driven a substantial portion of our net sales. If one of these customers decided to stop buying our Flash memory products, or if one of these customers were materially to reduce its operations or its demand for our products, we could be materially adversely affected.

We have a substantial amount of indebtedness which could adversely affect our financial position.

We currently have, and following this offering will continue to have, a substantial amount of indebtedness. As of September 25, 2005, we had an aggregate principal amount of approximately $781 million in outstanding debt. Of this amount, we owed approximately $381 million to AMD and Fujitsu. On September 19, 2005, we entered into a new $175 million senior secured revolving credit facility and borrowed approximately $60 million under the new facility, a portion of which was used to pay off our July 2003 Spansion Term Loan. Concurrently with this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue $400 million aggregate principal amount of senior unsecured notes in a private placement and apply the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings, including all amounts owed under our promissory notes to AMD and Fujitsu. Upon completion of this offering and the concurrent private placement of the notes we will have an aggregate of approximately $740 million in outstanding debt. The completion of the issuance of the notes is a condition to the completion of this offering.

Our substantial indebtedness may:

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	make it difficult for us to satisfy our financial obligations;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

Spansion LLC intends to issue notes in a private placement concurrently with this offering and we are currently party to and intend to enter into debt arrangements in the future, each of which may subject us to restrictive covenants which could limit our ability to operate our business; in addition, a portion of our existing indebtedness may become due and payable as a result of this offering.

Concurrently with the completion of this offering, Spansion LLC, our indirect wholly-owned subsidiary, expects to issue $400 million aggregate principal amount of senior unsecured notes in a private placement. The indenture governing the notes will impose various restrictions and covenants on us which could limit our ability to respond to market conditions, make capital investments or take advantage of business opportunities. We expect that the notes will bear a higher rate of interest than our current debt, which will adversely affect our results of operations. For illustration of the pro forma effect of the issuance of our senior unsecured notes, see “Unaudited Pro Forma Consolidated Financial Data.”

We are party to a $175 million senior secured revolving credit facility that imposes various restrictions and covenants on us that limit our ability to:

•	enter into any mergers, consolidations or sales of property (except for our reorganization that will occur in connection with this offering), or sales of inventory, equipment and assets except in the ordinary course of business;

•	make any distributions except for future distributions to Spansion Inc. in specified circumstances;

•	make investments, except for the purchase of inventory, equipment and intellectual property in the ordinary course of business, unless we meet minimum liquidity requirements consisting of availability under the revolving credit facility and domestic cash of at least $50 million prior to December 31, 2005 (or if earlier, the date of consummation of this offering) and $200 million thereafter, provided, however, that investments are limited to no more than a total of $50 million while the reduced minimum liquidity requirement is in place;

•	incur additional debt other than the debt to be incurred concurrently with this offering (including the notes being offered by Spansion LLC in a private placement), capital leases, debt incurred by our foreign subsidiaries, and in limited cases, loans to subsidiaries;

•	engage in transactions with affiliates unless in the normal course of business, negotiated at arms-length terms and the transactions are disclosed to the agent for the lenders;

•	incur any new liens except for equipment leases and loans; and

•	prepay any debt, except that debt of foreign subsidiaries may be prepaid by the applicable foreign subsidiary and we may prepay any debt as long as after such repayment, we meet minimum liquidity requirements consisting of availability under the revolving credit facility plus domestic cash of at least $250 million.

In the future, we may incur additional indebtedness through arrangements such as credit agreements or term loans that may also impose similar restrictions and covenants. These restrictions and covenants limit and any future covenants and restrictions likely will limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Any debt arrangements we enter into will likely require us to make regular interest payments, which would adversely affect our results of operations. Our ability to satisfy the covenants, financial tests and ratios of our debt instruments can be affected by events beyond our control. We cannot assure you that we will meet those requirements. A breach of any of these covenants, financial tests or ratios could result in a default under the applicable agreement, which in turn could trigger cross-defaults under our other debt instruments, any of which would materially adversely affect us.

A portion of the indebtedness of our subsidiary, Spansion Japan, will become due and payable as a result of this offering if we cannot amend the terms of, or arrange for a new facility to refinance such indebtedness by December 31, 2005. This indebtedness consists of borrowings under the Spansion Japan Term Loan and a sale-leaseback transaction entered into in January 2005 which are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.” As of September 25, 2005, these borrowings amounted to approximately $139 million. If we cannot amend the terms of, or arrange for a new facility to refinance, this indebtedness prior to December 31, 2005, we will use a portion of the net proceeds from this offering to repay such indebtedness and we will no longer have the benefit of the borrowing capacity provided by these facilities.

If we cannot generate sufficient operating cash flow and obtain external financing, we may be unable to make all of our planned capital expenditures.

Our ability to fund anticipated capital expenditures depends on generating sufficient cash flow from operations and the availability of external financing. For example, in the first nine months of fiscal 2005, our capital expenditures were $324 million, and we expect to spend approximately an additional $195 million in the remainder of the fiscal year.

Upon consummation of this offering, AMD and Fujitsu will no longer have an obligation to fund cash flow needs or provide new guarantees to our third-party lenders and they have advised us that they will not make funding available to us or provide new guarantees. We may not have access to financial markets on terms as favorable as we did when AMD and Fujitsu provided guarantees of our indebtedness.

Our capital expenditures, together with ongoing operating expenses, will be a substantial drain on our cash flow and may decrease our cash balances. The timing and amount of our capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for our products, product mix, changes in industry conditions and market competition. We intend to assess regularly markets for external financing opportunities, including debt and equity. Such financing may not be available when needed or, if available, may not be available on satisfactory terms. Any equity financing would cause further dilution to our stockholders. See “Dilution” elsewhere in this prospectus. Our inability to obtain needed financing or to generate sufficient cash from operations may require us to abandon projects or curtail capital expenditures. For example, we plan to have 300-millimeter wafer manufacturing capacity in 2007, although our board of directors has not yet approved a definitive capital expenditure plan for achieving such capacity. However, if we cannot generate sufficient operating cash flow or obtain external financing, we may be delayed in achieving such capacity, and we could be materially adversely affected.

If our cost reduction efforts are not effective, our business could be materially adversely affected.

We incurred a net loss in each of fiscal 2003 and fiscal 2004 of approximately $129 million and $20 million. Our net loss for the first nine months of fiscal 2005 was approximately $257 million and we expect a net loss in the fourth quarter of fiscal 2005. As a result, we are undertaking a number of actions prior to or in connection with this offering in an effort to significantly reduce our expenses. These actions include streamlining operations, continuing to align manufacturing utilization to our level of demand, controlling increasing testing costs and working with AMD and Fujitsu to reduce costs under our service agreements with them. We cannot assure you that we will be able to achieve significant cost reductions. In addition, we expect to incur significant expenses including cash charges in connection with our cost reduction efforts. If our cost reduction efforts are unsuccessful, we would be materially adversely affected.

If we fail to successfully develop, introduce and commercialize new products and technologies or to accelerate our product development cycle, we may be materially adversely affected.

Our success depends to a significant extent on the development, qualification, production, introduction and acceptance of new product designs and improvements that provide value to Flash memory customers. We must also be able to accomplish this process at a faster pace than we currently do. Our ability to develop and qualify new products and related technologies to meet evolving industry requirements, at prices acceptable to our customers and on a timely basis are significant factors in determining our competitiveness in our target markets. If we are delayed in developing or qualifying new products or technologies, we could be materially adversely affected. For example, during the second half of fiscal 2004 and the first quarter of fiscal 2005, we experienced a delay in qualifying and introducing a new Flash memory product based on our MirrorBit technology for the wireless category of the Flash memory market. The delay, which was due to our having to re-design the product in order to achieve higher performance specifications under all temperature conditions, contributed to lower than anticipated Flash memory product revenues during the second half of fiscal 2004 and the first six months of fiscal 2005 and caused us to lose market share in the wireless category of the Flash memory market. We began delivering a version of this product in the first quarter of fiscal 2005, and we began delivering our new, higher performance version of the product by the end of the second quarter of fiscal 2005. In addition, we are currently in the process of transitioning a majority of our products from floating gate technology to MirrorBit technology. If we experience any substantial difficulty with this transition, we will be materially adversely affected.

The Flash memory market is highly cyclical and has experienced severe downturns that have materially adversely affected, and may in the future materially adversely affect, our business.

The Flash memory market is highly cyclical and has experienced severe downturns, often as a result of wide fluctuations in supply and demand, constant and rapid technological change, continuous new product introductions and price erosion. Our financial performance has been, and may in the future be, adversely affected by these downturns. We have incurred substantial losses in recent downturns, due principally to:

•	substantial declines in average selling prices, particularly due to aggressive pricing by competitors and an imbalance in product supply and demand;

•	a decline in demand for end-user products that incorporate our products; and

•	excess inventory accumulation in distribution channels such as by mobile phone OEMs in China.

For example, our net sales in the second half of fiscal 2004 decreased significantly compared to the first half of fiscal 2004. Similarly, our net sales for the first half of fiscal 2005 decreased significantly compared to the second half of 2004. During this time, average selling prices for our products decreased as a result of aggressive pricing by our competitors due in most cases to oversupply of products in the NOR Flash memory market. Net sales in the second half of fiscal 2004 were also adversely affected by a decrease in demand from the mobile phone market and several events that occurred in the first half of fiscal 2004, such as excess inventory accumulation by mobile phone OEMs in China and our inability to meet demand for some of our lower density products for the embedded category of the Flash memory market. This inability to meet demand adversely impacted our relationship with these customers and our competitors were able to take advantage of this situation to increase their market share. If these or other similar conditions continue or occur again in the future, we would likely be materially adversely affected.

Manufacturing capacity constraints may adversely affect us.

There may be situations in which our manufacturing facilities are inadequate to meet the demand for some of our products. For example, in the first half of fiscal 2004, we were not able to meet demand for some of our lower density products for the embedded category of the Flash memory market because in fiscal 2003 we underestimated demand for these products, and were unable to install additional wafer fabrication capacity on a timely basis. We believe this adversely impacted our relationships with customers who received reduced allocations, or did not receive allocations, of our embedded products and our competitors were able to take advantage of this situation to increase their market share in the second half of fiscal 2004. More recently, in the third quarter of fiscal 2005, we experienced capacity constraints for final test and assembly of some of our products and we are continuing to experience such constraints in the fourth quarter of fiscal 2005. While we are working internally and with subcontractors to increase capacity to meet anticipated demand, we do not expect to be able to do so at least in the short term. These capacity constraints limit our ability to respond to rapid and short term surges in demand for our products. Our inability to obtain sufficient manufacturing capacity to meet anticipated demand, either in our own facilities or through foundry, subcontractor or similar arrangements with third parties, could have a material adverse effect on us.

Industry overcapacity could require us to lower our prices and have a material adverse effect on us.

Semiconductor companies with their own manufacturing facilities and specialist semiconductor foundries, which are subcontractors that manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. In the past, capacity additions sometimes exceeded demand requirements leading to oversupply situations and downturns in the industry. Fluctuations in the growth rate of industry capacity relative to the growth rate in demand for Flash memory products contribute to cyclicality in the Flash memory market, which may in the future negatively impact our average selling prices and materially adversely affect us.

Industry overcapacity could cause us to under-utilize our manufacturing facilities and have a material adverse effect on us.

It is difficult to predict future growth or decline in the markets we serve, making it very difficult to estimate requirements for production capacity. If our target markets do not grow as we anticipate, we may under-utilize our manufacturing facilities. This may result in write-downs or write-offs of inventories and losses on products whose demand is lower than we anticipate. In addition, during periods of industry overcapacity, such as we have recently experienced, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity, which can exacerbate the difficulty in forecasting capacity requirements.

Many of our costs are fixed. Accordingly, during periods in which we under-utilize our manufacturing facilities as a result of reduced demand for some of our products, our costs cannot be reduced in proportion to the reduced revenues for such periods. When this occurs, our operating results are materially adversely affected.

Our business has been characterized by average selling prices that decline over relatively short time periods, which can negatively affect our results of operations unless we are able to reduce our costs or introduce new products with higher average selling prices.

Average selling prices for our products historically have declined over relatively short time periods. For example, in the third quarter of fiscal 2005, our average selling prices decreased by approximately three percent compared with the second quarter of fiscal 2005. Similarly, in the second quarter of fiscal 2005, our average selling prices decreased by approximately five percent compared with the first quarter of fiscal 2005. In the first quarter of fiscal 2005, our average selling prices decreased by approximately 17 percent compared with the fourth quarter of fiscal 2004 and in the fourth quarter of fiscal 2004, our average selling prices decreased by approximately seven percent compared with the third quarter of fiscal 2004. We are unable to predict pricing conditions for any future periods. Even in the absence of downturns or oversupply in the industry, average selling prices of our products have decreased during the products’ lives, and we expect this trend to continue. When our average selling prices decline, our net sales and net income decline unless we are able to compensate by selling more units, reducing our manufacturing costs or introducing new, higher margin products that have higher densities and/or incorporate advanced features. We have experienced declining average selling prices in the past, and we expect that we will continue to experience them in the future, although we cannot predict when they may occur or how severe they will be. If our average selling prices continue to decline, our operating results could be materially adversely affected.

Our historical financial results may not be indicative of our future performance as an independent, standalone company.

Our historical financial information included in this prospectus does not necessarily indicate what our results of operations, financial condition or cash flows will be in the future. Since our reorganization as Spansion LLC, we have been a majority-owned subsidiary of AMD, and we have sold all of our products to our sole distributors, AMD and Fujitsu, who in turn have sold our products to customers worldwide. We intend to continue to transition to being an independent standalone entity by, among other things:

•	integrating AMD’s sales force responsible for selling our products that was transferred to us in the second quarter of fiscal 2005;

•	begin selling products directly to AMD’s former customers and potential customers not served solely by Fujitsu;

•	working with AMD and Fujitsu to reduce costs under our service agreements with them; and

•	expanding our own administrative functions.

Although we have included unaudited pro forma historical financial data based on assumptions reflecting some of these expected and potential changes, the unaudited pro forma historical financial data does not include all expected and potential changes to our cost structure. For additional information, see “Unaudited Pro Forma Consolidated Financial Data,” elsewhere in this prospectus.

If we cannot successfully reduce our reliance on AMD and Fujitsu to become an independent, standalone entity, we may be materially adversely affected.

Intense competition in the Flash memory market could materially adversely affect us.

Our principal competitors in the Flash memory market are Intel Corporation, Samsung Electronics Co., Ltd., STMicroelectronics, Silicon Storage Technology, Inc., Macronix International Co., Ltd., Toshiba Corporation, Sharp Electronics Corp. and Renesas Technology Corp. and may also include the recently announced joint ventures between Intel and Micron Technology, Inc. and between Intel and STMicroelectronics. The Flash memory market is characterized by intense competition. The basis of competition is cost, selling price, performance, quality and customer relationships. In particular, in the past, our competitors have aggressively priced their products in order to increase market share, which resulted in decreased average selling prices for our products in the second half of fiscal 2004 and the first quarter of fiscal 2005 and adversely impacted our results of operations. Some of our competitors, including Intel, Samsung, STMicroelectronics, Toshiba, Sharp and Renesas, are more diversified than us and may be able to sustain lower operating margins in their Flash memory business based on the profitability of their other, non-Flash memory businesses. In addition, recent capital investments by competitors have resulted in substantial industry manufacturing capacity, which may further contribute to a competitive pricing environment.

To compete successfully, we must decrease our manufacturing costs and develop, introduce and sell products that meet the increasing demand for greater Flash memory content in mobile phones, consumer electronics and automotive applications, among other markets, at competitive prices. We expect competition in the Flash memory market to increase as existing manufacturers introduce new products and process technologies, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price their Flash memory products to increase market share.

Competitors may introduce new memory technologies that may make our Flash memory products uncompetitive or obsolete.

Competitors are working on a number of new technologies, including FRAM, MRAM, polymer and phase-change based memory technologies. If successfully developed and commercialized as a viable alternative to Flash memory, these technologies could pose a competitive threat to a number of Flash memory companies, including us. Also, we and some of our competitors have licensed Flash memory technology called NROM technology from a third party. NROM technology has characteristics similar to our MirrorBit technology which may allow these competitors to develop new Flash memory technology that is competitive with our MirrorBit technology.

If we are unable to diversify our customer base, we could be materially adversely affected.

We serve our customers worldwide through our sole distributors, AMD and Fujitsu, who buy products from us and resell them to these customers, either directly or through their distributors. These customers consist of OEMs, original design manufacturers, or ODMs, and contract manufacturers.

In fiscal 2004, the five largest of these customers accounted for a significant portion of end sales of our products by AMD and Fujitsu. Our business strategy is to continue to maintain and increase our market share and diversify our customer base in the wireless and embedded categories of the Flash memory market. We intend to penetrate further the embedded category in part by expanding the number of customers who buy through our distribution channel as well as the number of customers in emerging markets. If we are unsuccessful in executing this strategy, we could be materially adversely affected.

We cannot be certain that our substantial investments in research and development will lead to timely improvements in technology or that we will have sufficient resources to invest in the level of research and development that is required to remain competitive.

We make substantial investments in research and development for design and process technologies in an effort to design and manufacture advanced Flash memory products. For example, in fiscal 2004 our research and development expenses were $281 million, or approximately 12 percent of our net sales. Of this amount we incurred $54 million of expenses related to research and development services provided by AMD and Fujitsu. In the first nine months of fiscal 2005, our research and development expenses were $220 million, or approximately 16 percent of our net sales. Of this amount, we incurred $26 million of expenses related to research and development services provided by AMD and Fujitsu. Currently, we are developing new non-volatile memory process technologies, including 90-nanometer floating gate technology and 90-nanometer MirrorBit technology, and have announced plans for development of 65-nanometer process technology. Our SDC facility is developing manufacturing process technologies on 200-millimeter and 300-millimeter wafers. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required for us to remain competitive, which could materially adversely affect us.

If we are unable to timely and efficiently implement 300-millimeter wafer capacity, our business, results of operations or financial condition could be materially adversely affected.

We intend to develop manufacturing capacity on 300-millimeter wafers. Our goal is to have this capacity in place in 2007, although our board of directors has not yet approved a definitive capital expenditure plan for achieving such capacity. The timing for developing 300-millimeter capacity will depend in part on the demand for our Flash memory products and on our ability to fund the construction of such a facility if we choose to develop the capacity internally. If we are delayed in developing this capability or are unable to timely and efficiently ramp production on 300-millimeter wafers, we would not achieve anticipated cost savings associated with this technology and we could be materially adversely affected.

Unless we maintain manufacturing efficiency, our future profitability could be materially adversely affected.

The Flash memory industry is characterized by rapid technological changes. For example, new manufacturing process technologies using smaller feature sizes and offering better performance characteristics are generally introduced every one to two years. The introduction of new manufacturing process technologies allows us to increase the functionality of our products while at the same time optimizing performance parameters, decreasing power consumption and/or increasing storage capacity. In addition, the reduction of feature sizes enables us to produce smaller chips offering the same functionality and thereby considerably reduces the costs per bit. In order to remain competitive, it is essential that we secure the capabilities to develop and qualify new manufacturing process technologies. For example, our Flash memory products must be manufactured at 90-nanometer and more advanced process technologies and on 300-millimeter wafers. If we are delayed in transitioning to these technologies and other future technologies, we could be materially adversely affected.

Manufacturing our products involves highly complex processes that require advanced equipment. Our manufacturing efficiency is an important factor in our profitability, and we cannot be sure that we will be able to maintain or increase our manufacturing efficiency to the same extent as our competitors. For example, we continuously modify our manufacturing processes in an effort to improve yields and product performance and decrease costs. We are currently transitioning to 90-nanometer process technology for the manufacture of some of our products. During periods when we are implementing new process technologies, manufacturing facilities may not be fully productive. We may fail to achieve acceptable yields or may experience product delivery delays as a result of, among other things, capacity constraints, delays in the development of new process technologies, changes in our process technologies, upgrades or expansion of existing facilities, impurities or other difficulties in the manufacturing process.

Improving our manufacturing efficiency in future periods is dependent on our ability to:

•	develop advanced process technologies and advanced products that utilize those technologies;

•	successfully transition to 90-nanometer and more advanced process technologies;

•	ramp product and process technology improvements rapidly and effectively to commercial volumes across our facilities; and

•	achieve acceptable levels of manufacturing wafer output and yields, which may decrease as we implement more advanced technologies.

If we cannot adequately protect our technology or other intellectual property in the United States and abroad, through patents, copyrights, trade secrets, trademarks and other measures, we may lose a competitive advantage and incur significant expenses.

We rely on a combination of protections provided by contracts, including confidentiality and non-disclosure agreements, copyrights, patents, trademarks and common law rights, such as trade secrets, to protect our intellectual property. However, we cannot assure you that we will be able to adequately protect our technology or other intellectual property from third party infringement or from misappropriation in the United States and abroad. Any patent owned or licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. Foreign laws may provide less intellectual property protection than afforded in the United States. If we cannot adequately protect our technology or other intellectual property in the United States and abroad, we may be materially adversely affected.

We are party to intellectual property litigation and may become party to other intellectual property claims or litigation that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

From time to time, we may be notified, or third parties may bring actions against us based on allegations, that we are infringing the intellectual property rights of others. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. We cannot assure you that we will be able to obtain all of the necessary licenses on satisfactory terms, if at all. In the event that we cannot obtain a license, these parties may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted, which could result in our having to stop the sale of some of our products, increase the costs of selling some of our products, or cause damage to our reputation. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture and sale of some or all of our products, would have a material adverse effect on us. We could decide, in the alternative, to redesign our products or to resort to litigation to challenge or defend such claims.

Tessera, Inc. has recently filed a lawsuit against us alleging that we have infringed certain of Tessera’s patents. Tessera has sought to enjoin such alleged infringement and to recover an unspecified amount of damages. In addition, Fujitsu has informed us that it has been informed by Texas Instruments Inc. that Texas Instruments believes that several of our products infringe some of Texas Instruments’ patents. Fujitsu has also informed us that it expects us to defend and indemnify Fujitsu against Texas Instruments’ claims in accordance with the terms of our distribution agreement with Fujitsu. Defending these claims and similar claims could be extremely expensive and time-consuming and defending these claims or others or the award of damages or an injunction could have a material adverse effect on us. We cannot assure you that litigation related to the intellectual property rights of ours or others can be avoided or will be successfully concluded.

We may not be successful in establishing a brand identity.

We have used the brand name of “Spansion” only since June 30, 2003. Prior to that time, all Flash memory products were sold under either AMD’s or Fujitsu’s brand. AMD’s and Fujitsu’s brand names are well known by Flash memory customers, suppliers and potential employees. We will need to expend significant time, effort and resources to continue to establish our brand name in the marketplace. We cannot guarantee that this effort will ultimately be successful. If we are unsuccessful in continuing to establish our brand identity, we may be materially adversely affected.

If essential equipment or materials are not available to manufacture our products, we could be materially adversely affected.

Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because the equipment that we purchase is complex, it is difficult for us to substitute one supplier for another or one piece of equipment for another. Some raw materials we use in the manufacture of our products are available from a limited number of suppliers. For example, we purchase commercial memory die, such as SRAM, pSRAM, lpSDRAM and NAND, from third-party suppliers and incorporate these die into multi-chip package, or MCP, products. Our production was constrained in the first half of fiscal 2004 because of difficulties in procuring adequate supply of pSRAM. In addition, some of our major suppliers, including Samsung, are also our competitors. Interruption of supply from a competitor that is a supplier or otherwise or increased demand in the industry could cause shortages and price increases in various essential materials. If we are unable to procure these materials, we may have to reduce our manufacturing operations. Such a reduction has in the past had and could in the future have a material adverse effect on us.

Our inability to continue to attract, retain and motivate qualified personnel could impact our business.

Our future success depends upon the continued service of numerous qualified engineering, manufacturing, marketing and executive personnel. We expect to have our own equity incentive plan and employee stock purchase plan following this offering, but we cannot assure you that such plans, any other employee benefit plans or the performance of our management system will be effective in motivating or retaining our employees or attracting new employees. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees could materially adversely affect us.

Costs related to defective products could have a material adverse effect on us.

One or more of our products may be found to be defective after the product has been shipped to customers in volume. The cost of product replacements or product returns may be substantial, and our reputation with our customers would be damaged. In addition, we could incur substantial costs to implement modifications to fix defects. Any of these problems could materially adversely affect us.

Uncertainties involving the ordering of our products could materially adversely affect us.

Flash memory suppliers compete in part on the basis of their ability to deliver products to end customers on short lead times and it is common for prevailing lead times in the market to be shorter than the minimum manufacturing cycle time. To deliver products with competitive lead times, we must maintain a buffer stock of product to fulfill customer orders. Because our buffer stock must be produced before customer orders are received, our production levels are based on forecasts of customer demand. AMD and Fujitsu are currently the sole distributors of our products. Typically, customers place an order with AMD or Fujitsu who simultaneously places an order with us. AMD and Fujitsu do not maintain any significant buffer inventory. Consequently, we are responsible for producing and holding any necessary buffer stock. Generally, AMD or Fujitsu sells our products pursuant to individual purchase orders from these customers. These customers may cancel their orders for standard products with AMD or Fujitsu thirty days prior to shipment without incurring a significant penalty. We extend similar rights to AMD and Fujitsu. Customer demand may be difficult to predict because such customers may change their inventory practices on short notice for any reason or they may cancel or defer product orders. Inaccurate forecasts of customer demand or cancellation or deferral of product orders could result in excess or obsolete inventory, which could result in write-downs of inventory. Historically, we based our inventory levels on AMD’s and Fujitsu’s non-binding forecasts of demand, which in turn were based on forecasts by their customers. In the future, we expect to sell directly to customers currently served by AMD, but we will continue to experience such inventory risks with respect to these customers. Because market conditions are uncertain, these factors could materially adversely affect us.

We may not achieve the sales that are suggested by our book-to-bill ratio.

Our book-to-bill ratio is a demand-to-supply ratio for orders, which we calculate by dividing the value of orders booked during a fiscal quarter by the value of orders invoiced during that quarter. We determine bookings based on orders that are received. However, the rate of booking new orders can vary significantly from month to month as demand for our products fluctuates frequently and orders may be cancelled or delayed. For these reasons, our book-to-bill ratio should not be relied on as an indication of future sales.

Our inability to design and implement new enterprise-wide information systems in a timely and cost-effective manner could materially adversely affect us.

As we transition towards becoming a standalone entity, we are designing and preparing to implement our own enterprise-wide information systems. These systems will be designed to automate more fully our business processes and will affect most of our functional areas including sales, finance, procurement, inventory control, collections, order processing and manufacturing. Implementation may require significant upgrades to our existing computer hardware and software systems. Historically, other companies have experienced substantial delays in the implementation of such information systems. Implementation of these information systems will be complex, expensive and time consuming and successful implementation could be delayed or otherwise adversely affected by various factors including: (i) any failure to provide adequate training to employees; (ii) any failure to retain key members of the implementation team or to find suitable replacements for such personnel; (iii) any failure to develop and apply appropriate testing procedures that accurately reflect the demands that will be placed on these information systems following implementation; and (iv) any failure to develop and implement adequate back-up systems and procedures in the event that difficulties or delays arise during or following the implementation of these information systems.

In connection with the implementation of these information systems, we may experience functional and performance problems, including problems relating to the information system’s response time and data integrity. In addition, resolution of any such problems could entail significant additional costs. We cannot assure you that we will be able to implement these information systems successfully or on a timely basis and in a cost-effective manner or that these information systems will not fail or prove to be unsuitable for our needs. Our inability to implement or resolve problems with these information systems in a timely and cost-effective manner could materially adversely affect us.

Unfavorable currency exchange rate fluctuations could adversely affect us.

As a result of our foreign operations, we have sales, costs, assets and liabilities that are denominated in foreign currencies, primarily the Japanese yen. For example:

•	some of our manufacturing costs are denominated in yen, Chinese renminbi and other foreign currencies such as the Thai baht and the Singapore dollar;

•	some of the sales of our products to Fujitsu are denominated in yen; and

•	some fixed asset purchases are denominated in yen.

After we begin to sell directly to customers currently served by AMD, we expect to also have sales denominated in euro. As a consequence, movements in exchange rates could cause our U.S. dollar-denominated expenses to increase as a percentage of net sales, affecting our profitability and cash flows. Whenever we believe appropriate, we cover a portion of our foreign currency exchange exposure to protect against fluctuations in currency exchange rates. As of December 26, 2004, we had an aggregate of $10.5 million (notional amount) of short-term foreign currency forward exchange contracts denominated in yen. However, generally, we cover only a portion of our foreign currency exchange exposure. Moreover, we determine our total foreign currency exchange exposure using projections of long-term expenditures for items such as equipment and materials used in manufacturing. We cannot assure you that these activities will be successful in reducing our foreign exchange rate exposure. Failure to do so could have a material adverse effect on us.

Worldwide economic and political conditions may adversely affect demand for our products.

Worldwide economic conditions may adversely affect demand for our products. For example, China’s economy has been growing at a fast pace over the past several years, and the Chinese government has recently introduced various measures to slow down the pace of economic growth. We believe some of these measures negatively impacted demand for our Flash memory products in the second half of fiscal 2004. Moreover, if Chinese authorities are not able to stage an orderly slowdown of the economic growth, China’s economy may suffer. A decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.

The occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products. In addition, terrorist attacks may negatively affect our operations, directly or indirectly, and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, which could materially adversely affect us.

The United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales and our supply chain. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on us.

Our operations in foreign countries are subject to political and economic risks, which could have a material adverse effect on us.

The majority of our wafer fabrication capacity is located in Japan and nearly all final test and assembly of our products is performed at our facilities in China, Malaysia and Thailand and by third parties in Taiwan and Japan. In addition, we have international sales operations and, as part of our business strategy, we are continuing to seek to expand our product sales in high growth markets.

The political and economic risks associated with our sales to and operations in foreign countries include:

•	expropriation;

•	changes in political or economic conditions;

•	changes in tax laws, trade protection measures and import or export licensing requirements;

•	difficulties in protecting our intellectual property;

•	difficulties in achieving headcount reductions;

•	changes in foreign currency exchange rates;

•	restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions;

•	changes in freight and interest rates;

•	disruption in air transportation between the United States and our overseas facilities; and

•	loss or modification of exemptions for taxes and tariffs.

Any conflict or uncertainty in the countries in which we operate, including public health or safety concerns, natural disasters or general economic factors, could have a material adverse effect on our business. Any of the above risks, should they occur, could have a material adverse effect on us.

We are subject to a variety of environmental laws that could result in liabilities.

Our operations and properties are subject to various U.S., Japanese, European and other foreign environmental laws and regulations, including those relating to materials used in our products and manufacturing processes, discharge of pollutants into the environment, the treatment, transport, storage and disposal of solid and hazardous wastes, and remediation of contamination. These laws and regulations require us to obtain permits for our operations, including the discharge of air pollutants and wastewater. From time to time, our facilities are subject to investigation by governmental regulators. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with any of them, a range of consequences could result, including fines, suspension of production, alteration of manufacturing processes, sales limitations, criminal and civil liabilities or other sanctions. We could also be held liable for any and all consequences arising out of exposure to hazardous materials used, stored, released, disposed of by us or located at or under our facilities or other environmental or natural resource damage.

Certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, or the Superfund Act, impose strict, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. As discussed in “Business—Environmental Matters” elsewhere in this prospectus, two of our manufacturing sites are, or are located within, a federal Superfund site. Although we have not yet been, we could be named a potentially responsible party at these or other Superfund or other contaminated sites in the future. The costs associated with such sites could be material. In addition, contamination that has not yet been identified could exist at our other facilities.

Environmental laws are complex, change frequently and have tended to become more stringent over time. For example, the European Union recently began imposing stricter requirements regarding reduced lead content in semiconductor packaging. While we have budgeted for foreseeable environmental expenditures, we cannot assure you that environmental laws will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not have a material adverse effect on us.

Our worldwide operations and the operations of our suppliers could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters are located near major earthquake fault lines in California, three of our four wafer fabrication facilities are located near major earthquake fault lines in Japan and our assembly and test facilities are located in China, Malaysia and Thailand. In the event of a major earthquake, or other natural or manmade disaster, we could experience loss of life of our employees, destruction of facilities or other business interruptions, any of which could materially adversely affect us.

In addition, the operations of our suppliers could be subject to natural disasters and other business disruptions, which could cause shortages and price increases in various essential materials. For example, the recent Hurricane Katrina may affect our supply of liquid hydrogen, a raw material used in our wafer manufacturing processes. If we are unable to procure an adequate supply of liquid hydrogen or a substitute raw material, or if the operations of our other suppliers are affected by natural disasters or business disruptions, we may have to reduce our manufacturing operations. Such a reduction could in the future have a material adverse effect on us.

Risks Related to Our Relationship with AMD and Fujitsu

We may be delayed or prevented from taking actions that require the consent of AMD and Fujitsu, whose interests may differ from or conflict with our interests or those of our other stockholders, which could decrease the value of your shares.

Our bylaws provide that for so long as AMD or Fujitsu maintains specified ownership levels in our common stock, we will not be able to take the following actions without the prior consent of AMD and Fujitsu:

•	enter into any joint venture, strategic alliance or similar arrangement:

•	with an integrated electronics manufacturer having the majority of its assets or business operations in Japan and annual semiconductor revenue in excess of one hundred billion yen;

•	prior to June 30, 2007, relating to manufacturing, memory product design or CMOS product development that involves actual or potential contribution of cash or assets by us to such joint venture or to a third party exceeding $50 million in any fiscal year or $250 million in the aggregate over the life of the joint venture or arrangement, excluding arrangements for providing foundry services with entities that derive more than 75 percent of their revenue from foundry services or arrangements for the assembly, pack, mark and test of semiconductor devices; or

•	relating to activities unrelated to manufacturing, memory product design or CMOS process development that involve the actual or potential contribution of cash or assets by us exceeding $200 million in any fiscal year or $1 billion in the aggregate over the life of the joint venture or arrangement;

for so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 22.5 percent;

•	engage in or undertake any material activity unrelated to our current Flash memory business, for so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 20 percent;

•	amend the charter documents of any of our subsidiaries if such amendment would adversely and disproportionately affect either AMD or Fujitsu, for so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 15 percent;

•	amend our certificate of incorporation or bylaws or effect any resolution to wind up Spansion Inc. or any other subsidiary, for so long as AMD’s or Fujitsu’s aggregate ownership interest is at least ten percent;

•	shut down operations at JV3 before April 1, 2007, shut down any facilities of the non-manufacturing organization of our wholly-owned subsidiary, Spansion Japan, before April 1, 2007, shut down operations at JV1 or JV2 before April 1, 2007 without giving AMD and Fujitsu six months advance notice, or shut down operations at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice, for so long as AMD or Fujitsu owns shares of our common stock; or

•	reduce headcount at JV1, JV2 or JV3 by more than ten percent prior to April 1, 2007 or reduce headcount at any facilities of the non-manufacturing organization of Spansion Japan by more than 15 percent prior to April 1, 2007 for so long as AMD or Fujitsu owns shares of our common stock.

We cannot assure you that the interests of AMD and Fujitsu will be aligned with our interests or those of our other stockholders with respect to such decisions. As a result, we may be unable to take steps that we believe are desirable and in the best interests of our stockholders. In addition, these consent rights could make an acquisition of us more difficult, even if the acquisition may be considered beneficial by some stockholders. For more information on these protective provisions, see “Description of Capital Stock” found elsewhere in this prospectus.

The interests of AMD and Fujitsu, and our directors nominated by them, may differ from or conflict with our interests or those of our other stockholders.

When exercising their rights as our stockholders, either alone or in concert, AMD and Fujitsu may take into account not only our interests but also their interests and the interests of their other affiliates. Our interests and the interests of AMD and Fujitsu may at times conflict since the growth of our business depends, in part, on successful competition with other semiconductor companies. These conflicts may result in lost corporate opportunities for us, including opportunities to enter into lines of business that may overlap with those pursued by AMD and Fujitsu. We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with unaffiliated parties.

Various other conflicts of interest between our two principal stockholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, intellectual property matters, transfers by AMD or Fujitsu of all or any portion of its ownership interest in us or its other assets, which could be to one of our competitors, indemnity arrangements, service arrangements and business opportunities that may be attractive to AMD, Fujitsu and us.

Upon our reorganization from Spansion LLC into Spansion Inc. and the consummation of this offering, AMD and Fujitsu will be our two largest stockholders. AMD will have the right to elect two members to our board of directors. Fujitsu will have the right to elect one member to our board of directors. Each stockholder’s ability to elect directors is subject to reduction based on the amount of our common stock that they own and this right terminates when their ownership in us falls below ten percent.

In addition, the directors appointed by AMD and Fujitsu continue to hold positions at AMD and Fujitsu. Individuals who are our directors and also officers of either AMD or Fujitsu have a duty of care and loyalty to us when acting in their capacities as our directors and a duty of care and loyalty to AMD or Fujitsu when acting as their officers or directors. However, our certificate of incorporation provides that in the event a director or officer of our company who is also a director or officer of AMD or Fujitsu acquires knowledge of a potential business opportunity that may be deemed a corporate opportunity of our company and AMD or Fujitsu, such opportunity will belong to AMD or Fujitsu, as applicable, unless it has been expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company. Ownership of AMD common stock, or options to acquire AMD common stock by any of our directors and officers after this offering could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for AMD than they do for us.

Third parties may seek to hold us responsible for liabilities of AMD and Fujitsu that we did not assume in our agreements.

Under our agreements with AMD and Fujitsu, we agreed to assume liabilities related to our business after June 30, 2003 and liabilities related to our business prior to June 30, 2003 if such liabilities were reflected as accruals or reserves on the AMD and Fujitsu contributed balance sheets. Our assumed liabilities include claims made with respect to Flash memory products sold after June 30, 2003, even if such products were manufactured prior to June 30, 2003, and warranty claims with respect to products sold prior to June 30, 2003 to the extent such warranty claims were reflected as accruals or reserves on the AMD and Fujitsu contributed balance sheets. The allocation of assets and liabilities between AMD, Fujitsu and us may not reflect the allocation that would have been reached between unaffiliated parties and may be less favorable to us as a result. Third parties may seek to hold us responsible for AMD’s and Fujitsu’s retained liabilities. If our losses for AMD’s and Fujitsu’s retained liabilities were significant and we were ultimately held liable for them, we cannot assure you that we would be able to recover the full amount of our losses.

We currently rely on AMD and Fujitsu for a number of services and our business may suffer if we do not timely and cost-effectively establish our own administrative and support systems.

We currently rely on AMD and Fujitsu for a large number of administrative and information technology services. We intend to reduce our reliance on AMD and Fujitsu and the services they provide to us. Accordingly, we will need to create our own systems, or we may choose to contract with other third parties to replace AMD or Fujitsu. However, during the transition period, which could be substantial, we will still rely on AMD and Fujitsu for a large number of services. Although we are working with AMD and Fujitsu to reduce the costs under our existing service agreements with them, if we are unable to successfully reduce our costs under these agreements or if we are unable to make this transition to our own systems in a timely and cost-effective manner, the costs associated with these services may have a material adverse effect on us.

We rely on Fujitsu to be our sole distributor in Japan.

We currently rely on Fujitsu to act as the sole distributor of our products to customers in Japan, which in fiscal 2004 was one of our most important geographic markets. Under our distribution agreement with Fujitsu, Fujitsu has agreed to use its best efforts to promote the sale of our products in Japan and to other customers served by Fujitsu. In the event that we reasonably determine that Fujitsu’s sales performance in Japan and to those customers served by Fujitsu is not satisfactory based on specified criteria, then we have the right to require Fujitsu to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can take steps to remedy deficiencies ourselves through means that include appointing another distributor as a supplementary distributor to sell products in Japan and to customers served by Fujitsu. Pursuing these actions would be costly and disruptive to the sales of our products in Japan. If Fujitsu’s sales performance in Japan were unsatisfactory, and we could not timely find a suitable supplementary distributor, we would be materially adversely affected.

The assets of Spansion Japan are pledged to Fujitsu in connection with Spansion Japan’s term loan.

Spansion Japan is party to a term loan with a Japanese financial institution. Fujitsu has guaranteed 100 percent of the amounts outstanding under this facility, and AMD has agreed to reimburse Fujitsu for 60 percent of any amounts paid out by Fujitsu under this guaranty. Spansion Japan agreed to pledge its assets to Fujitsu as security for its guarantee. If Spansion Japan were to default on its obligations under the term loan and AMD did not reimburse Fujitsu for 60 percent of amounts paid by Fujitsu pursuant to its guaranty, Fujitsu would be able to seize assets of Spansion Japan to recover the amounts not reimbursed. If this were to occur, we would be materially adversely affected.

We may experience increased costs resulting from a decrease in the purchasing power we currently have due to our being a majority-owned subsidiary of AMD.

Because we have been a majority-owned subsidiary of AMD since our reorganization in June 2003, AMD has procured goods, such as raw materials, technology, such as software licenses, and services on our behalf, and we have benefited from AMD’s size and purchasing power. Following the completion of this offering, we will no longer be a majority-owned subsidiary, and AMD will not be able to procure goods, technology and services for us under AMD’s existing agreements with suppliers. Because we will be a smaller and less diversified company than AMD is today, and we will not have access to financial and other resources comparable to those of AMD, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us while we were a majority-owned subsidiary of AMD, which could have a material adverse effect on us.

In addition, AMD relies on third-party providers to deliver our products to customers, to distribute materials for our wafer fabrication facilities and to provide some information technology services to us, including helpdesk support, desktop application services, business and software support applications, server and storage administration, data center operations, database administration and voice, video and remote access. Following the completion of this offering, we will no longer be a beneficiary under these agreements, and we may need to renegotiate the terms with these suppliers or bring these capabilities in-house. Vendors may require the payment of additional fees, which could have a material adverse effect on us.

AMD and Fujitsu may continue to use all of our intellectual property and the intellectual property they have transferred to us.

In connection with our reorganization in June 2003, AMD and Fujitsu transferred approximately 400 patents and patent applications to us. In addition, AMD and Fujitsu have agreed to contribute additional patents to us shortly before this offering. However, both AMD and Fujitsu have retained the rights to use any patents contributed to us prior to the consummation of this offering for an unlimited period of time. In addition, under their respective patent cross-license agreements with us, AMD and Fujitsu have also obtained licenses to our present and future patents with effective filing dates prior to the later of June 30, 2013 or such date on which they have transferred all of their shares in us, although the scope of patents under license can be impacted by a change in control of the parties or their semiconductor groups. These licenses continue until the last to expire of the patents under license expires. Furthermore, while the cross-license agreements provide AMD and Fujitsu with ongoing perpetual licenses to all of our present and future patents and technologies in existence through such cross-license termination date, our right to Fujitsu’s patents and technologies is more limited.

Under our non-competition agreement, both AMD and Fujitsu have agreed that they will not directly or indirectly engage in a business, and have agreed to divest any acquired business, that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing only Flash memory, which is the business in which we primarily compete. With respect to each of AMD and Fujitsu, this non-competition restriction will last until the earlier of (i) two years from the date such stockholder’s ownership in us falls below five percent, or (ii) the dissolution of our company. After that time, should it ever decide to re-enter the Flash memory business, AMD or Fujitsu could use on a perpetual basis our present and future patents and technologies in existence through the cross-license termination date to compete against us. If either AMD or Fujitsu were to compete with us, we could be materially adversely affected. For more information on the patent cross-license agreements and the non-competition agreement, see “Certain Relationships and Related Party Transactions” elsewhere in this prospectus.

Our share price may decline because of the ability of AMD and Fujitsu to sell shares of our common stock.

Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of additional equity securities. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our common stock.

Subject to transfer restrictions described below to which we are not a beneficiary and any applicable U.S. federal and state securities laws, after the expiration of a 180-day lock-up period (which may be waived by representatives of the underwriters), AMD and Fujitsu may sell shares of our common stock that they beneficially own. In addition, after the expiration of this 180-day period, we could issue and sell additional shares of our common stock. Any sale by AMD, Fujitsu or us of our common stock in the public market, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock. In connection with this offering, AMD and Fujitsu will enter into a stockholders agreement with us, which will provide for, among other things, restrictions on their ability to transfer their shares. AMD and Fujitsu have agreed with each other that neither of them will transfer any shares of our common stock, except to certain affiliates, until the earlier of one year from the date of this offering or the conversion of the Class D common stock. In addition, neither stockholder can transfer shares in an amount equal to or greater than one percent of the then common stock outstanding to any entity whose principal business competes with us, unless first obtaining the written consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007.

Risks Related to this Offering

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	changes in projections of our operating results by securities analysts;

•	fluctuations in the valuation of companies perceived to be comparable to us; and

•	share price and volume fluctuations attributable to inconsistent trading volume levels or other factors.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could materially adversely affect us.

No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which in turn could materially adversely affect our business.

If securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, the price and trading volume of our securities could decline.

The trading market for our securities, including the senior unsecured notes offered by Spansion LLC, our indirect wholly-owned subsidiary, will depend, in part, on the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the Flash memory market in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our securities may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our securities or trading volume to decline.

We will have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Although our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds,” they will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could affect our ability to continue to manufacture and sell our products.

Being a public company will increase our expenses and administrative burden.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the Nasdaq Stock Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to pay dividends on shares of our common stock in the foreseeable future and are currently prohibited from doing so in specific circumstances under agreements governing our borrowing arrangements. The terms of our senior secured revolving credit facility limit our ability to pay cash dividends on any shares of our common stock. Furthermore, if we are in default under this credit facility, our ability to pay cash dividends will be limited in the absence of a waiver of that default or an amendment to that facility. Similar prohibitions will be applicable under the indenture governing the notes being concurrently offered in a private placement by Spansion LLC, our indirect wholly-owned subsidiary. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under the indenture governing the notes. Our common stock will rank junior as to payment of dividends to any series of preferred stock that we may issue in the future. Generally, unless full dividends including any cumulative dividends still owing on all outstanding shares of any preferred stock have been paid, no dividends will be declared or paid on our common stock. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates.

Our issuance of preferred stock could adversely affect holders of our common stock.

Our board of directors is authorized to issue additional series of shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up of our affairs, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Provisions in our corporate governance documents as well as Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors, a classified board of directors and limitations on action by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to make an acquisition of us more difficult. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. For more information on these protective provisions, see “Description of Capital Stock” found elsewhere in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors” and the following factors, any of which could cause our actual results to differ materially from any forward-looking statement:

•	our ability to successfully introduce our next generation products to market in a timely manner;

•	our ability to effectively and timely achieve volume production of our next generation products;

•	our ability to increase market acceptance of our products based on our MirrorBit technology;

•	our ability to accelerate our product development cycle;

•	our ability to penetrate further the embedded category of the Flash memory market with our high density embedded products and expand the number of customers who buy through AMD and Fujitsu as well as the number of customers in emerging markets;

•	our ability to successfully develop and transition to the latest technologies, including 90-nanometer manufacturing process technology in the first half of fiscal 2006;

•	our ability to have 300-millimeter Flash memory wafer manufacturing capacity in 2007;

•	our ability to implement successfully our cost reduction efforts;

•	our ability to reduce our reliance on AMD and Fujitsu for administrative and other services and functions;

•	our ability to work with AMD and Fujitsu to reduce costs under our service agreements with them;

•	our ability to control our operating expenses, particularly our marketing, general and administrative costs;

•	our ability to design and implement new enterprise-wide information systems in a timely and cost-effective manner;

•	our ability to develop our ORNAND architecture, introduce new products based on this architecture, and to achieve customer acceptance of these products, particularly among mobile phone OEMs;

•	our ability to develop systems-level solutions that provide value to customers of our products;

•	our ability to enter new markets not traditionally served by Flash memory by, for example, integrating logic functions within high density arrays of Flash memory; and

•	our ability to negotiate successfully patent and other intellectual property licenses and patent cross-licenses and acquire additional patents after we lose key intellectual property rights once we are no longer a beneficiary under AMD’s existing cross-license agreements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Moreover, we cannot guarantee the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

USE OF PROCEEDS

The net proceeds from the sale of the shares of Class A common stock offered hereby will be approximately $622 million, based on an assumed initial public offering price of $17.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by $37 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net proceeds from this offering will be approximately $716 million, based on an assumed initial public offering price of $17.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The primary purposes of this offering are to create a public market for our Class A common stock, obtain additional equity capital and facilitate future access to public markets.

We intend to use the net proceeds from this offering for working capital, capital expenditures and general corporate purposes. The amounts actually expended for each purpose and the timing of such expenditures will depend on a number of factors, including the amount of cash generated by our operations. Pending their use, we may invest the net proceeds of this offering in short-term, investment grade securities.

A portion of the indebtedness of our subsidiary, Spansion Japan, will become due and payable as a result of this offering if we cannot amend the terms of, or arrange for a new facility to refinance, such indebtedness by December 31, 2005. This indebtedness consists of borrowings under the Spansion Japan Term Loan and a sale-leaseback transaction entered into in January 2005, the terms of which are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.” As of September 25, 2005, these borrowings amounted to approximately $139 million, of which approximately $85 million was outstanding under the Spansion Japan Term Loan and approximately $53.7 million was outstanding under the Spansion Japan sale-leaseback transaction. If we cannot amend the terms of, or arrange for a new facility to refinance, this indebtedness prior to December 31, 2005, we will use a portion of the net proceeds from this offering to repay this indebtedness.

Concurrently with this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue $400 million aggregate principal amount of senior unsecured notes in a private placement.

We intend to apply a portion of the net proceeds from the sale of the senior unsecured notes to repay in full the outstanding principal and interest on the AMD Cash Note and the AMD Asset Note, the terms of which are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Contractual Obligations,” which we issued to AMD in connection with our reorganization as Spansion LLC in June 2003. These notes bear interest at the London Interbank Offered Rate, or LIBOR, plus four percent, to be paid quarterly. The interest rate adjusts each calendar quarter based on LIBOR and cannot exceed seven percent. We are required to repay the principal amount of these notes as follows: 75 percent on March 31, 2006 and any remaining amounts on June 30, 2006, provided that upon completion of this offering and the concurrent notes offering, we will repay the AMD Cash Note and AMD Asset Note in full including accrued and unpaid interest. As of September 25, 2005, the remaining principal balance on the AMD Cash Note was $120 million and the remaining principal balance on the AMD Asset Note was approximately $162 million. Upon the consummation of this offering, AMD will cancel $60 million of the aggregate principal amount outstanding under the AMD Cash Note in exchange for that number of shares of our Class A common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 3,529,411 shares assuming an initial public offering price per share of $17.00. A $1.00 increase in the assumed initial public offering price of $17.00 per share would decrease the number of shares of our common stock issued to AMD in exchange for its cancellation of indebtedness by 196,078 shares. A $1.00 decrease in the assumed initial public offering price of $17.00 per share would increase the number of shares of our common stock issued to AMD in exchange for its cancellation of indebtedness by 220,589 shares. We will use the net proceeds from the concurrent notes offering to repay any remaining amounts outstanding (including accrued and unpaid interest) under the AMD Cash Note and AMD Asset Note.

In connection with our reorganization in June 2003, we issued an unsecured promissory note in an amount of approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of September 25, 2005), payable to AMD’s subsidiary in Malaysia, AMD Export Sdn. Bhd., or AMD Export, in connection with the sale of assets by AMD Export to our wholly-owned subsidiary in Malaysia, Spansion Penang Sdn. Bhd., or Spansion Penang. This note bears interest at a fixed rate of seven percent, to be paid quarterly. Spansion Penang is required to repay approximately 110 million Malaysian Ringgit (approximately $29 million based on the exchange rate as of September 25, 2005) of the principal amount of the note on March 31, 2006 and the remaining principal amount of the note on June 29, 2006, provided that upon completion of this offering and our concurrent notes offering, Spansion Penang is required to repay the note in full including accrued and unpaid interest on the note. As of September 25, 2005, the remaining balance on this note was approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of September 25, 2005). As part of our reorganization as Spansion LLC in June 2003, we also assumed $60 million of unsecured debt, payable by our subsidiary in the People’s Republic of China, Spansion China Limited, or Spansion China, to AMD. Amounts outstanding bear interest at rates ranging from two percent to six percent, to be paid quarterly. Spansion China is required to pay the remaining balance on the debt on March 26, 2006 or such later date as the parties may agree upon in writing, and all borrowings made by Spansion China after the effective date of the amendment shall bear interest at a rate of 3.46 percent, compounded annually. As of September 25, 2005, the remaining balance on this unsecured debt was approximately $15 million. On January 29, 2004, Spansion Penang entered into a financial arrangement with AMD Export. Under the terms of the arrangement, Spansion Penang borrowed approximately 29 million Malaysian Ringgit (approximately $8 million based on the exchange rate as of September 25, 2005) from AMD Export to fund the purchase of manufacturing equipment. A third-party financial institution has a lien on the purchased equipment. The loan bears interest at a fixed rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009. The total amount outstanding under this arrangement as of September 25, 2005 was approximately 20 million Malaysian Ringgit (approximately $6 million based on the exchange rate as of September 25, 2005). We also intend to apply a portion of the net proceeds from the sale of the senior unsecured notes, and to the the extent required, a portion of the net proceeds from this offering, to repay in full the outstanding principal and interest on such indebtedness.

On September 19, 2005, we entered into a new senior secured revolving credit facility, the terms of which are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations,” and we borrowed approximately $60 million under this facility, a portion of which was used to pay off in full approximately $24 million of our outstanding borrowings under our July 2003 Spansion Term Loan with the remainder being used for working capital. As of September 25, 2005, $60 million was outstanding under this facility and bears interest at a rate of 6.75 percent. We intend to apply a portion of the net proceeds from Spansion LLC’s sale of the senior unsecured notes, and to the extent required, a portion of the net proceeds from this offering, to repay in full the outstanding principal and interest on such indebtedness.

For additional information regarding the debt obligations that will be repaid with the net proceeds from the sale of the senior unsecured notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.” Any remaining proceeds from the sale of the senior unsecured notes will be used to repay a portion of our other outstanding debt. The completion of the sale of the senior unsecured notes is a condition to the completion of this offering.

DIVIDEND POLICY

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. In addition, our common stock will rank junior as to payment of dividends to any series of preferred stock that we may issue in the future. The terms of our senior secured revolving credit facility limit our ability to pay cash dividends on any shares of our common stock. Similar prohibitions will be applicable under the indenture governing the senior unsecured notes being concurrently offered in a private placement by Spansion LLC, our indirect wholly-owned subsidiary. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under our senior secured revolving credit facility and the indenture governing the senior unsecured notes. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board.

CAPITALIZATION

The following table summarizes our capitalization as of September 25, 2005 on an actual basis as Spansion LLC, and on an as adjusted basis as Spansion Inc. to give effect to (i) this offering at an assumed initial public offering price of $17.00 per share and (ii) the concurrent private placement and application of the proceeds of $400 million aggregate principal amount of senior unsecured notes by Spansion LLC, our indirect wholly-owned subsidiary, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The completion of the sale of the notes is a condition to the completion of this offering.

You should read this table together with the information under “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 25, 2005
	Actual	As Adjusted
	(in thousands, except share data)
Total long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans	$780,500	$739,599
Member’s capital/stockholders’ equity:
Members’ capital in Spansion LLC:
Contributed capital—AMD Investments, Inc.	891,266	—
Contributed capital—Fujitsu Microelectronics Holding, Inc.	594,177	—
Stockholders’ equity in Spansion Inc.:
Class A common stock, $0.001 par value—authorized 717,999,998 shares; 86,274,515 shares issued and outstanding on an as adjusted basis	—	86
Class B common stock, $0.001 par value—authorized 1 share; 1 share issued and outstanding on an as adjusted basis	—	—
Class C common stock, $0.001 par value—authorized 1 share; 1 share issued and outstanding on an as adjusted basis	—	—
Class D common stock, $0.001 par value—authorized 32,000,000 shares; 31,372,542 shares issued and outstanding on an as adjusted basis	—	31
Additional paid-in capital	—	2,207,392
Retained earnings (deficit)	(83,891)	(83,891)
Accumulated other comprehensive loss	(53,427)	(53,427)

Total members’ capital/stockholders’ equity	$1,348,125	$2,070,191

Total capitalization	$2,128,625	$2,809,790

The table above does not reflect an aggregate of 11,750,000 shares of Class A common stock that we intend to reserve for future issuance under our 2005 equity incentive plan and 2005 employee stock purchase plan, of which we intend to grant to our employees at the time of pricing of this offering restricted stock units for approximately two million shares and stock options for approximately four million shares at an exercise price equal to the initial public offering price.

The information set forth in the table above assumes that (i) Fujitsu has cancelled $40 million of the aggregate principal amount outstanding under the Fujitsu Cash Note in exchange for that number of shares of our Class D common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 2,352,941 shares assuming an initial public offering price per share of $17.00, and (ii) AMD has cancelled $60 million of the aggregate principal amount outstanding under the AMD Cash Note in exchange for that number of shares of our Class A common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 3,529,411 shares assuming an initial public offering price per share of $17.00. A $1.00 increase in the assumed initial public offering price of $17.00 per share would decrease the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 196,078 and 130,719 shares. A $1.00 decrease in the assumed initial public offering price of $17.00 per share would increase the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 220,589 and 147,059 shares. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) each of additional paid-in-capital, total members’ capital/stockholders’ equity and total capitalization by $37 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

This offering will not be dilutive to new investors.

The following table sets forth as of September 25, 2005, on a pro forma as adjusted basis, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by the existing stockholders, and the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by investors purchasing shares in this offering, based on an assumed initial public offering price of $17.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(amounts in thousands, except percentages and per share amounts)
Existing stockholders (AMD and Fujitsu)	78,431	66.7%	$1,585,365	70.4%	$20.21
New investors	39,216	33.3	666,667	29.6	17.00

Total	117,647	100%	$2,252,032	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) total consideration paid by existing stockholders, total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by existing stockholders by $0, $39 million, $39 million and $0.09/($0.09) per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The tables and calculations above are based on the number of shares of common stock outstanding after our reorganization into a corporate structure and the consummation of this offering. If the underwriters fully exercise their option to buy additional shares of common stock from us, the number of shares of common stock held by new investors will increase to approximately 45,098,057 shares, or approximately 36.5 percent and our existing stockholders would own approximately 63.5 percent of our total outstanding common stock.

In addition, under our 2005 equity incentive plan we intend to reserve 9,500,000 shares for future grant or issuance to current and future employees and independent directors thereunder and under our 2005 employee stock purchase plan, we intend to reserve 2,250,000 shares. At the time of the consummation of this offering, we intend to grant stock options or restricted stock units for approximately 6,000,000 shares of our Class A common stock to our employees under our 2005 equity incentive plan. The table and calculations above exclude such shares. To the extent the options are exercised and awards are granted under these plans, there may be dilution to new investors.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

We prepared the following unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004 from our audited consolidated financial statements for the fiscal year ended December 26, 2004, which are included elsewhere in this prospectus, and we prepared the following unaudited pro forma consolidated statement of operations data for the nine months ended September 25, 2005 from our unaudited consolidated financial statements for the nine months ended September 25, 2005, which are included elsewhere in this prospectus, to reflect our results of operations as if the events described below had occurred as of December 29, 2003.

As we continue our transition towards operating as a standalone entity, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and other services and functions. For example, AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005 and AMD ceased to earn any distribution margin on the sale of our products. Although the transition of some related support functions, including booking and billing, is still underway, we expect to sell directly to customers formerly served by AMD, as well as potential customers not solely served by Fujitsu. We also reached an agreement with Fujitsu to reduce the distribution margin earned by Fujitsu on the sale of our products from 6.5 percent to 4.3 percent beginning in the second quarter of fiscal 2005. As set forth below, we have included adjustments in our unaudited pro forma consolidated statement of operations data for our assumption of freight, duty and logistics and related costs, our assumption of warehousing and related costs, and our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products. Each of these adjustments represents the costs that AMD incurred in connection with selling our products in fiscal 2004 and in the first nine months of fiscal 2005, all of which were incurred by AMD prior to the transfer of AMD’s sales force as of April 1, 2005. We believe that the costs that were actually incurred by AMD in connection with selling our products are representative of the costs that we would have incurred if the transfer of AMD’s sales force had occurred as of December 29, 2003. Moreover, as of April 1, 2005, we and AMD entered into an Agency Agreement whereby we agreed to pay AMD for the provision of transitional support services for shipping, invoicing and billing, purchase order processing and other related functions, including worldwide sales and marketing support services such as credit and collections. We believe that the negotiated fees for these marketing, general and administrative transitional services substantially approximate the expenses that we would incur if we were to perform these services internally. In the aggregate, these pro forma adjustments, as well as the elimination of the AMD distribution margin and the reduction of the Fujitsu distribution margin, increased both operating and net income, which subsequently resulted in an incremental expense in connection with our profit sharing program.

The following table sets forth unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004 and for the nine months ended September 25, 2005 and gives effect to:

•	the contemplated termination of the AMD Distribution Agreement, which would have resulted in an elimination of the seven percent distribution margin thereunder for fiscal 2004, which would have added approximately $80.3 million to net sales for fiscal 2004, and resulting in an elimination of the 6.5 percent distribution margin thereunder for the first nine months of fiscal 2005, which would have added approximately $14.1 million to net sales for the first nine months of fiscal 2005;

•	a reduction from seven percent to 4.3 percent in the distribution margin under the Fujitsu Distribution Agreement for fiscal 2004, which would have added approximately $26.2 million to net sales for fiscal 2004 and a reduction from 6.5 percent to 4.3 percent in the distribution margin under the Fujitsu Distribution Agreement for the first nine months of fiscal 2005, which would have added approximately $4.4 million to net sales for the first nine months of fiscal 2005;

•	our assumption of freight, duty and logistics related costs for our products currently incurred by AMD, which we believe would have increased cost of sales for fiscal 2004 by approximately $4.4 million and by approximately $1.4 million for the first nine months of fiscal 2005;

•	our assumption of warehousing and related costs for our products currently incurred by Fujitsu which we believe would have increased cost of sales for fiscal 2004 by approximately $4.0 million and by approximately $1.0 million for the first nine months of fiscal 2005;

•	our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products, which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $47.4 million and by approximately $10.4 million for the first nine months of fiscal 2005;

•	the inclusion of an incremental expense in connection with our profit sharing program for the increase in net income resulting from the foregoing adjustments, which we calculated as ten percent of incremental operating income before profit sharing expense, and which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $5.1 million, but with no corresponding increase in the expense for the first nine months of fiscal 2005 since there was no profit on a pro forma basis in that period;

•	the inclusion of incremental interest expense and amortization of capitalized debt issuance costs in connection with our concurrent private placement of senior unsecured notes, assuming the senior unsecured notes had been issued on December 29, 2003, net of a reduction of interest expense actually recorded on those outstanding debt obligations which will be repaid from the proceeds of the senior unsecured notes, assuming they had been repaid on December 29, 2003, and net of a reduction of interest expense related to the $100 million of debt to AMD and Fujitsu that will be cancelled in exchange for shares of our common stock, which we believe would have increased interest expense for fiscal 2004 by approximately $12.2 million and by approximately $7.4 million for the first nine months of fiscal 2005. We have assumed an interest rate of nine percent payable on the senior unsecured notes based upon our financial condition and expected credit ratings and the current interest rate environment and market conditions, although the actual interest rate on our senior unsecured notes may differ from this assumed rate as a result of the interest rate environment and market conditions in effect at the time of pricing of the notes offering. A 100 basis point (one percent) increase in the interest rate on the notes would result in incremental annual increased interest expense of $4 million per year. A 100 basis point (one percent) decrease in the interest rate on the notes would result in incremental decreased interest expense of $4 million per year;

•	the inclusion of a tax provision for the incremental taxes owed on incremental net income before tax which would have been earned by our foreign subsidiaries and taxed at local statutory rates resulting from the foregoing adjustments, which we believe would have decreased the income tax benefit for fiscal 2004 by approximately $7.7 million and by approximately $1.3 million for the first nine months of fiscal 2005; and

•	the inclusion of a $3.1 million reduction of tax benefit that reflects the additional U.S. tax which we would have incurred if we were taxed as a corporation rather than a limited liability company for fiscal 2004 and no reduction of tax benefit for the first nine months of fiscal 2005.

The agreements that we have reached which resulted in the foregoing adjustments to our unaudited pro forma consolidated statement of operations data have not resulted in material assets being contributed to us or liabilities assumed by us.

This unaudited pro forma consolidated statement of operations data does not include all expected changes to our cost structure. For example, the unaudited pro forma consolidated statement of operations data does not give effect to other costs or benefits that have been or will be incurred or realized as we transition to a standalone company, including costs or benefits related to:

•	designing and implementing new enterprise-wide information systems;

•

obtaining licenses from third parties for technology incorporated in our products or software used to operate our business, including any licenses required to replace the intellectual property rights we will lose once we are no longer a beneficiary under AMD’s existing cross-license agreements. The costs will be offset to some extent by the reduction in royalty rates we pay under our patent cross-license agreements with AMD and Fujitsu. For more information, see “Risk Factors—We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us” and “Certain Relationships and Related Party Transactions—Patent Cross-License Agreements;”

•	being a public company, including significant legal, accounting and other expenses we did not incur as a private company;

•	implementing our planned cost reduction efforts; and

•	a possible increase in the cost of procuring goods and services from third parties as a result of changes in our purchasing power. For more information, see “Risk Factors—We may experience increased costs resulting from a decrease in the purchasing power we currently have due to our being a majority-owned subsidiary of AMD.”

The pro forma net income (loss) per share information assumes our reorganization into a corporate structure occurred on December 29, 2003 and is based on the number of shares owned by AMD and Fujitsu immediately prior to the consummation of this offering.

Also set forth below is unaudited consolidated pro forma balance sheet data as of September 25, 2005 which has been prepared from our unaudited consolidated financial statements for the nine months ended September 25, 2005, which are included elsewhere in this prospectus. The unaudited consolidated pro forma balance sheet data reflects: (i) the receipt and application of the net proceeds from the concurrent private placement of senior unsecured notes by Spansion LLC, our indirect wholly-owned subsidiary, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; (ii) that Fujitsu has cancelled $40 million of the aggregate principal amount outstanding under the Fujitsu Cash Note in exchange for that number of shares of our Class D common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 2,352,941 shares assuming an initial public offering price per share of $17.00; and (iii) that AMD has cancelled $60 million of the aggregate principal amount outstanding under the AMD Cash Note in exchange for that number of shares of our Class A common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 3,529,411 shares assuming an initial public offering price per share of $17.00. A $1.00 increase in the assumed initial public offering price of $17.00 per share would decrease the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 196,078 and 130,719 shares. A $1.00 decrease in the assumed initial public offering price of $17.00 per share would increase the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 220,589 and 147,059 shares. The other pro forma adjustments discussed above do not impact the unaudited consolidated as adjusted balance sheet data.

Our unaudited pro forma consolidated financial data and unaudited as adjusted balance sheet data is not intended to represent what our financial condition or results of operations actually would have been had the transactions described above occurred or to be indicative of our future financial performance.

	For the Year Ended Dec. 26, 2004
	Actual	Adjustments for Tax as a Corporation		Adjustments for Transfer of Sales Force and Other Changes	Adjustments for the Issuance of Senior Unsecured Notes and the Repayment and Conversion to Equity of Outstanding Debt Obligations	Pro Forma
	(in thousands, except per share amounts)
Pro Forma Consolidated Statement of Operations Data:
Net sales	$2,262,227	$—		$106,539(1)	$—	$2,368,766
Cost of sales	1,840,862	—		8,428(2)	—	1,849,290

Gross profit	421,365	—		98,111	—	519,476
Other expenses:
Research and development	280,954	—		—	—	280,954
Marketing, general and administrative	137,159	—		52,482(3)	—	189,641

Operating income	3,252	—		45,629	—	48,881
Interest and other income, net	3,198	—		—	—	3,198
Interest expense	(40,165)	—		—	(12,211)	(52,376)

Income (loss) before income taxes	(33,715)	—		45,629	(12,211)	(297)
Provision (benefit) for income taxes	(14,013)	2,447	(4)	8,415(4)	—	(3,151)

Net income (loss)	$(19,702)	$(2,447)		$37,214	$(12,211)	$2,854

Net income (loss) per share:
Basic and diluted	$(0.27)					$0.04
Shares used in per share calculation:
Basic and diluted	72,549					78,431(5)

	For the Nine Months Ended Sept. 25, 2005
	Actual	Adjustments for Tax as a Corporation		Adjustments for Transfer of Sales Force and Other Changes	Adjustments for the Issuance of Senior Unsecured Notes and the Repayment and Conversion to Equity of Outstanding Debt Obligations	Pro Forma
	(in thousands, except per share amounts)
Pro Forma Consolidated Statement of Operations Data:
Net sales	$1,411,209	$—		$18,540(6)	$—	$1,429,749
Cost of sales	1,312,470	—		2,352(7)	—	1,314,822

Gross profit	98,739	—		16,188	—	114,927
Other expenses:
Research and development	220,100	—		—	—	220,100
Marketing, general and administrative	126,784	—		10,393(8)	—	137,177

Operating income	(248,145)	—		5,795	—	(242,350)
Interest and other income, net	2,496			—	—	2,496
Interest expense	(33,574)	—		—	(7,441)	(41,015)

Income (loss) before income taxes	(279,223)	—		5,795	(7,441)	(280,869)
Provision (benefit) for income taxes	(22,634)	—		1,314(9)	—	(21,320)

Net income (loss)	$(256,589)	$—		$4,481	$(7,441)	$(259,549)

Net income (loss) per share:
Basic and diluted	$(3.54)					$(3.31)
Shares used in per share calculation:
Basic and diluted	72,549					78,431(5)

	As of Sept. 25, 2005
	Actual	Adjustments for the Issuance of Senior Unsecured Notes and the Repayment and Conversion to Equity of Outstanding Debt Obligations(10)	Pro Forma(10)
	(in thousands)
Pro Forma Consolidated Balance Sheet Data:
Assets
Current assets:
Cash and cash equivalents	$119,024	$42,426	$161,450
Trade and other accounts receivable from members, net	389,906	—	389,906
Total inventories	482,234	—	482,234
Prepaid expenses and other current assets	71,293	—	71,293

Total current assets	1,062,457	42,426	1,104,883
Property, plant and equipment, net	1,646,557	—	1,646,557
Other assets	50,934	10,300	61,234

Total assets	$2,759,948	$52,726	$2,812,674

Liabilities and Members’ Capital/Stockholders’ Equity
Current liabilities:
Notes payable to banks under revolving loans	$75,656	$—	$75,656
Accounts payable and other accrued liabilities	418,089	(84)	418,005
Accounts payable and other accrued liabilities to members	114,852	(6,289)	108,563
Deferred income on shipments to a member	27,277	—	27,277
Current portion of long-term obligations to members	377,187	(377,187)	—
Current portion of long-term debt	62,354	—	62,354
Current portion of long-term obligations under capital leases	103,133	—	103,133

Total current liabilities	1,178,548	(383,560)	794,988
Long-term accrued liabilities to a member	10,652	—	10,652
Long-term obligations to members, less current portion	3,699	(3,699)	—
Long-term debt, less current portion	102,739	339,985	442,724
Long-term obligations under capital leases, less current portion	55,732	—	55,732
Other long-term liabilities	60,453	—	60,453
Members’ capital/stockholders’ equity	1,348,125	100,000	1,448,125

Total liabilities and members’ capital/stockholders’ equity	$2,759,948	$52,726	$2,812,674

(1)	Comprised of (i) $80.3 million, which represents the amount that would have been added to our net sales had AMD’s seven percent distribution margin been eliminated, and (ii) $26.2 million, which represents the amount which would have been added to our net sales had Fujitsu’s distribution margin been reduced from seven percent to 4.3 percent.
(2)	The increase in cost of sales of $8.4 million consists of increases in logistics and related costs of $4.4 million incurred by AMD associated with shipping our products to their customers and $4.0 million incurred by Fujitsu for warehousing and transporting our product, activities which we have agreed to assume in the future.
(3)	The increase in marketing, general and administrative costs of $52.5 million consists of $47.4 million, which is the estimated direct and indirect cost of the AMD sales force responsible for selling our products, and $5.1 million of incremental expense which would have been incurred in connection with our continued participation in our profit sharing program, which we have estimated as ten percent of incremental operating income before profit sharing expense.

(4)	The incremental tax provision which we would have incurred in fiscal 2004 if we had operated as a corporation subject to U.S. taxes rather than as an LLC is estimated at $2.4 million (See Note 17 to the historical consolidated financial statements). The incremental tax provision we would have incurred in fiscal 2004 as a result of the adjustments discussed above is estimated to be $7.7 million resulting from incremental taxable income which would have been earned by our foreign subsidiaries and taxed at local statutory rates and an incremental tax provision for U.S. taxes estimated to be approximately $0.7 million.
(5)	The increase in shares used in the basic and diluted net income (loss) per share calculation for the pro forma results for the year ended December 26, 2004 and for the nine months ended September 25, 2005 is directly related to the 3,529,411 shares of Class A common stock that we will issue to AMD in exchange for its cancellation of $60 million principal amount outstanding under the AMD Cash Note and 2,352,941 shares of Class D common stock that we will issue to Fujitsu in exchange for its cancellation of $40 million principal amount outstanding under the Fujitsu Cash Note, in each case calculated by dividing the principal amount cancelled by the assumed Class A common stock initial public offering price per share of $17.00. A $1.00 increase in the assumed initial public offering price of $17.00 per share would decrease the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 196,078 and 130,719 shares. A $1.00 decrease in the assumed initial public offering price of $17.00 per share would increase the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 220,589 and 147,059 shares.
(6)	Comprised of (i) $14.1 million, which represents the amount that would have been added to our net sales had AMD’s distribution margin of 6.5 percent been eliminated, and (ii) $4.4 million which represents the amount which would have been added to our net sales had Fujitsu’s distribution margin been reduced from 6.5 percent to 4.3 percent.
(7)	The increase in cost of sales of $2.4 million consists of increases in logistics and related costs of $1.4 million incurred by AMD associated with shipping our products to their customers and $1.0 million incurred by Fujitsu for warehousing and transporting our products, activities which we have agreed to assume in the future.
(8)	The increase in marketing, general and administrative costs of $10.4 million is the estimated direct and indirect costs of the AMD sales force responsible for selling our products.
(9)	The incremental tax provision which we would have incurred in the first nine months of fiscal 2005 if we had operated as a corporation subject to U.S. taxes rather than as a limited liability company is estimated to be zero. This is because the benefit for first quarter U.S. losses would be offset by an increase to the existing valuation allowance covering U.S. net operating losses and credits. The incremental tax provision we would have incurred in the first nine months of fiscal 2005 as a result of the adjustments discussed above is estimated to be $1.3 million resulting from incremental taxable income which would have been earned by our foreign subsidiaries and taxed at local statutory rates.
(10)	The unaudited consolidated pro forma balance sheet data as of September 25, 2005 adjusts the actual data to reflect the receipt and application of the net proceeds from the concurrent private placement of senior unsecured notes by Spansion LLC, our indirect wholly-owned subsidiary, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These adjustments consist of:

•	The adjustment to cash and cash equivalents is related to total net proceeds from Spansion LLC’s issuance of the senior unsecured notes of $400 million net of issuance costs of $10.3 million reduced by long-term debt and accrued and unpaid interest that will be repaid of $347.3 million.

•	The adjustment to other assets is related to the $10.3 million of capitalized financing costs as a result of Spansion LLC’s issuance of the senior unsecured notes.

•	The adjustments to accrued liabilities to members and other accrued liabilities are comprised of (i) $6.3 million that would have been deducted from our accrued liabilities to members as a result of our repayment of interest on indebtedness to members, and (ii) $84,000 that would have been deducted from our other accrued liabilities as a result of our repayment of interest on indebtedness to third parties.

•

The adjustments to long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans are comprised of (i) $400 million, which represents the amounts that would have been added to our long-term debt as a result of Spansion LLC’s issuance of its senior unsecured notes, (ii) $120 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the remaining $60 million of the AMD Cash Note after AMD’s cancellation of $60 million of the principal amount outstanding under the AMD Cash Note in exchange for shares of Class A common stock as described in (5) above, (iii) $161.9 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the AMD Asset Note, (iv) $38.5 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the Spansion Penang Asset Note, (v) $15 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the Spansion China Line of Credit, (vi) $5.6 million, which represents the amounts that would have been deducted from our long-term obligations to members as a result of our repayment of the Spansion Penang Loan, (vii) $40 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of the cancellation of $40 million of the principal amount outstanding under the Fujitsu Cash Note in exchange for shares of Class D common stock as described in (5) above, and (viii) $60 million, which represents the amounts that would have been deducted from our long-term debt as a result of our repayment of the senior secured revolving credit facility. The terms of each of these debt instruments are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.”

•	The adjustment to stockholders’ equity is related to the $100 million that would have been added to our additional paid-in capital as a result of the cancellation of the AMD Cash Note and the Fujitsu Cash Note in exchange for shares of our common stock as described in (5) above.

For more information, see “Use of Proceeds” and “Capitalization.” The other pro forma adjustments discussed above do not impact the unaudited consolidated as adjusted balance sheet data.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data. For periods prior to April 1, 2003, we used fiscal years beginning April 1 and ending March 31, which included 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday of December. Fiscal 2003 was therefore a transition year beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months and then operated as Spansion LLC for the final six months. Fiscal 2003 included approximately 39 weeks. Fiscal 2004 ended December 26, 2004 and included 52 weeks. The selected consolidated statement of operations data for the years ended March 31, 2003, December 28, 2003 and December 26, 2004 and the selected balance sheet data as of December 28, 2003 and December 26, 2004 have been derived from, and should be read together with, our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended March 31, 2001 and March 31, 2002 and the selected balance sheet data as of March 31, 2001, March 31, 2002 and March 31, 2003 have been derived from our audited consolidated financial statements not included in this prospectus. The selected unaudited consolidated statement of operations data for the nine months ended September 26, 2004 and September 25, 2005 and the selected unaudited consolidated balance sheet data as of September 25, 2005 have been derived from, and should be read together with, our unaudited consolidated financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected in any future periods, and the results for the nine months ended September 25, 2005 should not be considered indicative of results to be expected for the full fiscal year. The following summary historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended			Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003			Sept. 26, 2004		Sept. 25, 2005
	(in thousands, except per share amounts)
Statement of Operations Data(1):
Net sales	$916,624	$816,183	$961,950	$1,193,212	$2,262,227	$1,775,251		$1,411,209
Cost of sales	798,153	776,323	921,924	1,086,030	1,840,862	1,425,905		1,312,470

Gross profit	118,471	39,860	40,026	107,182	421,365	349,346		98,739
Other expenses:
Research and development	—	—	—	146,947	280,954	209,199		220,100
Marketing, general and administrative	3,931	871	4,811	74,200	137,159	100,616		126,784

Operating income (loss)	114,540	38,989	35,215	(113,965)	3,252	39,531		(248,145)
Interest and other income (expense), net	(3,144)	3,143	(202)	1,335	3,198	2,223		2,496
Interest expense	(335)	(1,271)	(1,867)	(20,733)	(40,165)	(29,972)		(33,574)

Income (loss) before income taxes	111,061	40,861	33,146	(133,363)	(33,715)	11,782		(279,223)
Provision (benefit) for income taxes	45,833	17,084	12,169	(4,420)	(14,013)	4,897		(22,634)

Net income (loss)	$65,228	$23,777	$20,977	$(128,943)	$(19,702)	$6,885		$(256,589)

Net income (loss) per share:
Basic and diluted	$102.56	$25.61	$21.50	n/a (3)	n/a (3)	n/a	(3)	n/a (3)
Shares used in per share calculation:
Basic and diluted	636,000	928,591	975,753	n/a (3)	n/a (3)	n/a	(3)	n/a (3)

	Year Ended						Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
	Mar. 31, 2001		Mar. 31, 2002		Mar. 31, 2003				Sept. 26, 2004	Sept. 25, 2005
	(in thousands, except per share amounts)
Unaudited Pro Forma Effects of Assumed Reorganization into Corporate Structure(2):
Actual income (loss) before income taxes	n/a	(3)	n/a	(3)	n/a	(3)	$(133,363)	$(33,715)	$11,782	$(279,223)
Pro forma provision (benefit) for income taxes	n/a	(3)	n/a	(3)	n/a	(3)	(43,369)	(11,566)	7,344	(22,634)

Pro forma net income (loss)	n/a	(3)	n/a	(3)	n/a	(3)	$(89,994)	$(22,149)	$4,438	$(256,589)

Pro forma income (loss) per share:
Basic and diluted	n/a	(3)	n/a	(3)	n/a	(3)	$(1.24)	$(0.31)	$0.06	$(3.54)
Pro forma shares used in per share calculation:
Basic and diluted	n/a	(3)	n/a	(3)	n/a	(3)	72,549	72,549	72,549	72,549

	As of
	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
	(in thousands)
Balance Sheet Data(4):
Cash, cash equivalents and short-term investments	$8	$30	$25	$329,544	$196,138	$119,024
Working capital (deficit)	(213,680)	(208,794)	(110,741)	640,184	359,420	(116,091)
Total assets	1,033,843	1,189,877	1,273,072	3,125,623	2,919,515	2,759,948
Long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans	31,178	287,219	152,704	899,684	773,597	780,500
Members’ capital/stockholders’ equity	505,061	717,085	808,600	1,657,595	1,647,207	1,348,125

(1)	As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we began producing and selling finished Flash memory devices effective June 30, 2003, which significantly affected our operating results as compared to earlier periods when we solely produced and sold Flash memory wafers.
(2)	Reflects the planned reorganization of Spansion LLC into Spansion Inc. and the pro forma effects as if we had been subject to U.S. taxes and had outstanding shares equivalent to those held by AMD and Fujitsu at the time of our reorganization into Spansion Inc.
(3)	Effective June 30, 2003, we were reorganized as a Delaware limited liability company with ownership in the form of limited liability company units held by AMD and Fujitsu. Therefore, net income (loss) per share data is not applicable for periods subsequent to June 30, 2003, and pro forma net income (loss) per share data is not applicable for periods prior to June 30, 2003 for which net income (loss) per share data is already presented.
(4)	As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as of June 30, 2003 AMD and Fujitsu had transferred their Flash memory business assets to us so that we could begin producing and selling finished Flash memory devices, which significantly affected our net assets as compared to earlier periods when we solely produced and sold Flash memory wafers.

	Year Ended			Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003			Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
Supplemental Information:
EBITDA(1)	$342,924	$272,892	$313,994	$202,450	$538,017	$433,287	$166,001
Capital expenditures	(551,314)	(518,766)	(190,228)	(214,752)	(530,095)	(426,753)	(323,870)
Net cash provided by operating activities	516,316	9,312	356,200	134,046	463,298	441,842	220,614
Net cash used for investing activities	(551,314)	(518,766)	(190,228)	(186,914)	(551,613)	(477,488)	(264,077)
Net cash provided by (used in) financing activities	34,998	514,565	(165,977)	372,879	(125,576)	(88,743)	24,341

(1)	The term earnings before interest, income taxes, depreciation and amortization (EBITDA) is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. We believe that EBITDA enhances an investor’s understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness. Our management uses EBITDA to assess financial performance and debt service capabilities. In assessing financial performance, our management reviews EBITDA as a general indicator of economic performance compared to prior periods. Because EBITDA excludes interest, income taxes, depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, our management believes this type of measurement is useful for comparing general operating performance from period to period and making related management decisions. EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. Our management also believes that our investors use EBITDA as a measure of our ability to service indebtedness as well as to fund capital expenditures and working capital requirements. However, when assessing our operating performance or liquidity, you should not consider this data in isolation, or as a substitute for our net cash from operating activities or other cash flow data that is calculated in accordance with U.S. GAAP. In addition, EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of net income (loss), the most directly comparable U.S. GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	Year Ended			Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003			Sept. 26, 2004	Sept. 25, 2005
	(in thousands)

Net income (loss)	$65,228	$23,777	$20,977	$(128,943)	$(19,702)	$6,885	$(256,589)
Interest expense, net	326	1,271	1,867	19,816	37,457	28,137	31,234
Income tax provision (benefit)	45,833	17,084	12,169	(4,420)	(14,013)	4,897	(22,634)
Depreciation and amortization expense	231,537	230,760	278,981	315,997	534,275	393,368	413,990

EBITDA	$342,924	$272,892	$313,994	$202,450	$538,017	$433,287	$166,001

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the audited financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus. See the disclosure regarding “Forward-Looking Statements” elsewhere in this prospectus.

Overview

We are one of the largest Flash memory providers and the largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. According to market research firm iSuppli, in 2004 we were the largest supplier of NOR Flash memory, with a 25.9 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 15.1 percent market share, based on end customer sales. In the first six months of 2005, based on iSuppli quarterly data, we were the second largest supplier of NOR Flash memory, with a 24.9 percent market share, which again made us one of the largest suppliers for the overall Flash memory market, with an 11.5 percent market share, based on end customer sales. Our net sales to our sole distributors, AMD and Fujitsu, for fiscal 2004 and for the first nine months of fiscal 2005 were $2.3 billion and $1.4 billion. Our net losses for these periods were $20 million and $257 million. Our Flash memory is incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripheral applications. Our products are integrated into products from many of the top original equipment manufacturers, or OEMs, in each of these markets, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. We believe we owe our position to our leading-edge technology, including our proprietary MirrorBit technology, our broad product portfolio derived through continued customer-centric innovation and our advanced manufacturing capabilities, systems-level solutions and customer relationships.

History

In 1993, AMD and Fujitsu formed a Japanese corporation, Fujitsu AMD Semiconductor Limited, or FASL, for the purpose of building and operating advanced Flash memory wafer fabrication facilities, or fabs, to manufacture Flash memory wafers. FASL, headquartered in Japan, sold the wafers produced at its fabs to AMD and Fujitsu, who converted the wafers into finished Flash memory products for sale to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities, including the development of Flash memory manufacturing processes and the Flash memory devices to be manufactured using those processes. AMD and Fujitsu also provided FASL with various support and administrative services. As of June 30, 2003, FASL was operating three Flash memory wafer fabs, all located in Aizu-Wakamatsu, Japan.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to:

•	achieve economies of scale;

•	add additional Flash memory wafer fabrication capacity;

•	include assembly, test, mark and pack operations;

•	provide research and development capabilities by combining their respective Flash product design and engineering resources; and

•	include various marketing and administrative functions.

To accomplish these goals, in 2003, AMD and Fujitsu reorganized our company as FASL LLC, later renamed Spansion LLC, a Delaware limited liability company, and as of June 30, 2003, AMD and Fujitsu had transferred all of their respective interests in FASL to us. In addition, AMD had contributed its Flash memory inventory, its Fab 25 wafer manufacturing facility in Texas, its Submicron Development Center, or SDC, in California and its Flash memory assembly and test operations in China, Malaysia and Thailand. Fujitsu had contributed its Flash memory inventory and its Flash memory assembly and test operations in Malaysia. Both AMD and Fujitsu had transferred employees to us to perform various research and development, marketing and administrative functions. AMD and Fujitsu had provided working capital to us in the form of loans and cash contributions. As a result of this reorganization, AMD and Fujitsu owned 60 percent and 40 percent of us, our headquarters were established in the United States and we became for financial reporting purposes a consolidated subsidiary of AMD. Following the completion of this offering, we expect that AMD’s ownership in us will fall below 50 percent and that we will no longer be its consolidated subsidiary for financial reporting purposes.

We now manufacture finished Flash memory devices that we sell to AMD and Fujitsu pursuant to distribution agreements we have with each of them. Under each agreement, our prices are based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon discount which we refer to as the distribution margin.

As part of our reorganization, AMD and Fujitsu also entered into agreements to provide various administrative and other support services to us. Under our services agreements with AMD, AMD provides various information technology (IT) services, including helpdesk support, desktop application services, business and software support applications, server and storage administration, data center operations, database administration, and voice, video and remote access, and also provides research and development, quality assurance, insurance, facilities, logistics, legal, tax, finance, human resources, and environmental health and safety services to us. Under our services agreements with Fujitsu, Fujitsu provides various IT, research and development, quality assurance, insurance procurement, facilities, environmental and human resources services primarily to our manufacturing facilities in Japan. For services provided by AMD and Fujitsu, we pay AMD and Fujitsu service fees in an amount equal to cost plus five percent, except for services procured on our behalf by AMD and Fujitsu from third parties, which are provided to us at cost. We also agreed to provide services to AMD, such as research and development and manufacturing support services. In fiscal 2004 and the first nine months of fiscal 2005, the total charges to us for services from AMD were approximately $111 million and $77 million. During these periods, the total charges to us for services from Fujitsu were $33 million and $16 million. The charges for these services are negotiated annually between us and AMD and Fujitsu based on our expected requirements and the estimated future costs of the services to be provided. Each of these service agreements expires on June 30, 2007, with an ability to extend the term by mutual agreement. In addition to these services agreements, we have and for the foreseeable future will continue to have other significant business relationships with AMD and Fujitsu. For more information regarding these relationships, see “Certain Relationships and Related Party Transactions,” elsewhere in this prospectus, and Note 4 to our consolidated financial statements.

Continuing Transition to Independence

Our reorganization was the first step toward our operating as an independent entity. As we continue our transition, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and IT-related services. In the case of administrative services, we will need to expand our own administrative functions or find alternative providers of the services currently provided by AMD and Fujitsu. AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005. Although the transition of some related support functions, including booking and billing, is still underway, we expect to sell directly to customers formerly served by AMD, as well as potential customers not served solely by Fujitsu. Since AMD’s sales force was transferred to us, we are able to capture additional revenue from sales because we no longer pay AMD a distribution margin. This additional revenue will be offset, at least in part, by increased marketing, general and administrative expenses that we will incur as we use our own sales force to sell our products directly to customers. For a period of time we need continued support from AMD for incremental administrative services related to our newly acquired sales force. In addition, because we do not currently have direct contracts with customers, AMD provides logistical support services in connection with the sale of our products. We reimburse AMD for costs incurred in conducting these activities, including accepting orders, freight and shipping. Once we have entered into direct agreements with customers not served solely by Fujitsu, we will sell to those customers directly.

We also reached an agreement with Fujitsu to reduce the distribution margin earned by Fujitsu on the sale of our products from 6.5 percent to 4.3 percent beginning in the second quarter of fiscal 2005. In addition, we have agreed with each of AMD and Fujitsu to reduce the royalty rate for the use of their intellectual property from one percent to 0.5 percent beginning October 1, 2005.

AMD and Fujitsu will also transfer additional intellectual property to us shortly prior to the consummation of this offering. Following this contribution, we will pay AMD and Fujitsu a reduced royalty rate of 0.3 percent for the use of their intellectual property that has not been contributed. However, these savings could be more than offset by the fact that once we are no longer a beneficiary under AMD’s intellectual property licenses and cross licenses, we will have to negotiate and enter into our own licenses and cross licenses with third parties. We expect that we may have to pay royalties under some of these new licenses and cross licenses. We do not have enough information at this time to be able to quantify the impact of this transition on our results of operations or financial condition. See “Risk Factors—Risks Related to Our Business and Industry—We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us.”

The impact of these changes on our results of operations beginning in the second quarter of fiscal 2005 included the following:

•	net sales were positively affected because we captured all of the distribution margin formerly earned by AMD on sales of our products, and we captured some of the distribution margin formerly earned by Fujitsu on sales of our products; and

•	marketing, general and administrative costs increased by the addition of sales personnel and associated administrative costs required to support the sales function.

In addition, we expect that the future impact of these changes on our results of operations would include the following:

•	cost of sales would decrease by the amount of the reduction in royalties that we currently pay to AMD and Fujitsu pursuant to our licenses for their intellectual property, but such decrease would likely be offset, at least in part, by increased royalty payments for licenses and cross licenses with various third parties, and by the increased logistics and related costs formerly paid by AMD and Fujitsu; and

•	The increase in marketing, general and administrative expenses described above would be partially offset by a decrease in such expenses as a result of our working with AMD and Fujitsu to reduce costs under our services agreements with them.

For more information on the impact of the AMD sales force transfer, the reduction in distribution margin under the Fujitsu Distribution Agreement and the changes in royalty payments under the patent cross-license agreements, see “Unaudited Pro Forma Consolidated Financial Data” elsewhere in this prospectus.

Flash Memory Market

Flash memory is one of the largest semiconductor markets. According to iSuppli, it reached total worldwide sales of $15.9 billion in 2004, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. For the first six months of 2005, total worldwide sales reached $8.1 billion, of which 46.3 percent was classified as sales of

NOR-based Flash memory products and 53.7 percent was classified as sales of NAND-based Flash memory products. The Flash memory market is characterized by intense competition. The principal bases of competition in the Flash market are cost, selling price, performance, quality and customer relationships. To compete successfully, a supplier of Flash memory must continuously invest in manufacturing capacity and process technologies while keeping unit manufacturing costs as low as possible. Economies of scale dictate that fabs must be large to achieve competitive manufacturing costs.

Our business operations and financial results are impacted by a number of factors, including the cyclicality of the Flash memory market caused by wide fluctuations in product supply and demand, constant and rapid technological change, continuous new product introduction and price erosion. The expenses associated with our fabs are primarily fixed. Variations in capacity utilization of our fabs therefore significantly impact our gross margins. Rapid technological change and variations in product supply and demand make capacity planning and fab utilization difficult to predict accurately.

We believe our critical success factors include our ability to:

•	introduce successfully our next generation products to market in a timely manner;

•	achieve efficient and timely volume production of our next generation products;

•	increase market acceptance of our products based on our MirrorBit technology;

•	accelerate our product development cycle;

•	penetrate further the embedded category of the Flash memory market by expanding the number of customers who buy through AMD’s and Fujitsu’s distributors as well as the number of customers in emerging markets;

•	develop successfully and transition to the latest manufacturing process technologies, including 90-nanometer process technology in the first half of fiscal 2006;

•	control or reduce further our operating expenses, particularly our marketing, general and administrative costs; and

•	expand our market share in emerging global markets, including Korea, China, Latin America, India and Eastern Europe.

Basis of Presentation

Fiscal 2002, 2003 and 2004

Fiscal 2002 was a twelve-month period beginning April 1, 2002 and ending March 31, 2003, consisting of 52 weeks. In connection with our reorganization, we adopted a fiscal year ending on the last Sunday of December. Fiscal 2003 was therefore a transition year beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months and then operated as Spansion for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 began on December 29, 2003 and ended on December 26, 2004, consisting of 52 weeks.

Nine Months Ended September 26, 2004 and September 25, 2005

The nine months ended September 26, 2004 and September 25, 2005 each consisted of 39 weeks.

Financial Operations Overview

The following describes line items in our consolidated statements of operations.

Revenue Recognition

We generally recognize revenue when AMD and Fujitsu have sold our products to their OEM customers and title and risk of loss for the products have transferred to the OEM. However, under the shipping terms for some OEM customers, title and risk of loss do not pass until delivery of products to the customer’s designated location, and for such sales, we defer the recognition of revenue and related costs until such customers take delivery of our products. Estimates of product returns and sales allowances, related to reasons other than product quality, are based on actual historical experience and are recorded as a reduction in revenue at the time revenue is recognized. We did not offer product return, stock rotation and price protection rights to AMD or Fujitsu prior to June 30, 2003.

AMD also sells our products to its distributors under terms allowing these distributors certain rights of return, stock rotation and price protection privileges on unsold merchandise held by them. We extend the same rights on these Flash memory product sales to AMD. Accordingly, we defer the gross margin resulting from the deferral of both revenue and related product costs from such sales to AMD until the merchandise is resold by AMD’s distributors.

Fujitsu also sells our products to its distributors. Our distribution agreement with Fujitsu grants limited stock rotation rights to Fujitsu and allows Fujitsu to provide similar limited rights to some of its distributors. However, to date, Fujitsu has not extended these rights to its distributors. Accordingly, we recognize revenue for sale of products sold to Fujitsu when Fujitsu sells our products to its distributors.

Net Sales to Members

Prior to June 30, 2003, we generated net sales by selling Flash memory wafers to AMD and Fujitsu on a cost plus a pre-determined margin (cost plus) basis. Since June 30, 2003, we have generated net sales by selling finished Flash memory devices to AMD and Fujitsu, who in turn have sold them to customers worldwide (end sales). Our prices to AMD and Fujitsu are based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin. As a result, following June 30, 2003, our results of operations have included significantly increased net sales due to our sale of finished Flash memory products as compared to Flash memory wafers.

The main factors that affect revenue are unit volumes, fluctuations in average selling prices and the mix of products sold. Higher density products generally command higher prices than lower density products. However, the selling price for products at a given density tends to decline over time.

Cost of Sales

Cost of sales primarily consists of the cost of finished goods. Principal factors impacting cost of sales include the number of units sold and the mix of products sold with respect to density, the manufacturing process technology employed, the cost of third-party commercial die, if any, incorporated in the product and package costs. Cost of sales is also impacted by the level of capacity utilization at our manufacturing fabs, as capacity costs are largely fixed and cannot be quickly reduced in proportion to reduced demand and reduced revenues.

Prior to our reorganization in June 2003, we manufactured and sold Flash memory wafers to AMD and Fujitsu. Our cost of sales during that time was primarily the cost of wafer production.

After our reorganization, the cost of finished goods has included the cost of manufacturing and sorting integrated circuits, or “die,” the cost of assembling, testing, marking and packing the die, and the cost of purchasing third-party commercial die, which we incorporate into our MCPs.

We produce die on wafers in our fabs. The cost of manufacturing and sorting die is a function of the cost of producing wafers and the number of die on each wafer. Costs of wafer production are largely fixed and primarily include depreciation, labor and benefits, direct and indirect materials, maintenance and building costs, such as utilities and occupancy costs. The number of die on each wafer is a function of wafer size, Flash memory storage capacity incorporated into the product and manufacturing process technology. For a given manufacturing process technology, the higher the storage capacity of the product the fewer die per wafer. Each new manufacturing process technology permits more die on each wafer at a given storage capacity level. Therefore, the cost of die tends to be higher for products with greater storage capacity but lower for products manufactured on more advanced manufacturing process technologies.

Assembly costs primarily include labor and benefits, depreciation, maintenance and building costs, such as utilities. Test, mark and pack costs primarily include depreciation of testers and handling equipment, labor and benefits and maintenance and building costs such as utilities. Test costs increase as the storage capacity of the product increases, and are higher for products with advanced features.

Cost of sales also includes a royalty for licensed intellectual property paid to AMD and Fujitsu, the cost of factory maintenance and repair, the cost of product engineering and product distribution costs, such as freight and duty.

As an increasing portion of our business migrates to MCPs, cost of finished goods will increasingly include the cost of combining SRAM, pseudo SRAM or other third-party commercial die that we purchase from Fujitsu and other, unrelated manufacturers and package together with our Flash memory devices. This may adversely affect gross margin percentage due to higher cost of sales associated with our purchase of third-party commercial die that we incorporate into these MCPs. In addition, after this offering, cost of sales is also expected to include any royalties to be paid under future licenses or cross-licenses with various third parties.

Research and Development

Prior to our reorganization in June 2003, all research and development activities were conducted by AMD and Fujitsu. Since our reorganization, we have conducted the majority of our research and development activities. Research and development expense includes the cost of process research and development for new manufacturing and packaging processes and the cost of product research and development of new Flash memory products. Costs of process research and development include depreciation, labor and benefits, direct and indirect materials, maintenance and building costs such as utilities, and other costs. Costs of product research and development include labor and benefits expenses of design engineers along with related occupancy costs, the cost of computers, software design tools and mask sets, and the cost of manufacturing, assembling and testing product development wafers in our fabs. In some cases, AMD and Fujitsu provide research and development services to us on a contract basis, such as in the area of packaging technology, which costs are included in research and development expense.

Marketing, General and Administrative

Prior to our reorganization in June 2003, we conducted no marketing activities and maintained a small general and administrative function sufficient to support operation of our fabs. After our reorganization, we added our own marketing functions and some administrative functions, although we continue to rely on AMD and Fujitsu to provide various administrative services under our services agreements with them. Marketing, general and administrative expenses consist primarily of general administrative functions, such as information technology, human resources, finance, marketing, planning and fees paid under our service agreements with

AMD and Fujitsu. We expect that our marketing, general and administrative expenses will increase as we incorporate the sales force transferred by AMD. Following the consummation of this offering, we also expect to incur additional expenses in connection with being a public company independent from AMD and Fujitsu.

Operating Income (Loss)

Operating income (loss) consists of net sales less the sum of (i) costs of sales, (ii) research and development costs and (iii) marketing, general and administrative costs.

Interest and Other Income (Expense), Net

Interest and other income (expense), net primarily consists of interest earned on our cash and investments.

Interest Expense

Interest expense is associated with our borrowings under credit agreements with financial institutions and borrowings from AMD and Fujitsu.

Provision for Income Taxes

Prior to our reorganization as Spansion LLC in June 2003, we operated as Fujitsu AMD Semiconductor Limited, a Japanese corporation, and were subject to Japanese tax. Following our reorganization, and prior to the consummation of this offering, we operated as a Delaware limited liability company that elected to be treated as a partnership for U.S. federal tax reporting and therefore have not been a taxable entity in the United States. Our foreign subsidiaries are primarily wholly owned and are taxable as corporations in their respective foreign countries.

Results of Operations

Nine Months Ended September 26, 2004 and September 25, 2005 Comparisons

The following is a summary of our net sales for the nine months ended September 26, 2004 and September 25, 2005.

	Nine Months Ended
	Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
Total net sales	$1,775,251	$1,411,209

Net Sales Comparison for the Nine Months Ended September 26, 2004 and September 25, 2005

Total net sales of $1,411 million in the first nine months of fiscal 2005 decreased 21 percent compared to net sales of $1,775 million in the first nine months of fiscal 2004. The decrease in total net sales was primarily attributable to a 30 percent decrease in average selling prices, partially offset by an increase of 14 percent in unit shipments. Average selling prices decreased from the first nine months of 2004 as a result of aggressive pricing due in most cases to oversupply of products in the NOR Flash memory market. The decrease in net sales for the period was mitigated by the reduction in the distribution margin earned by AMD under the AMD Distribution Agreement in the first quarter of fiscal 2005 and the elimination of the distribution margin earned by AMD in the second quarter of fiscal 2005, which added approximately $31 million to net sales as compared to the first nine months of fiscal 2004. The decrease in net sales for the period was also mitigated by the reduction in the distribution margin earned by Fujitsu under the Fujitsu Distribution Agreement in the first quarter of fiscal 2005 and the further reduction in the second quarter of fiscal 2005, which added approximately $10 million to net sales, as compared to the first nine months of fiscal 2004. The distribution margin earned by AMD and Fujitsu in the first quarter of fiscal 2005 was 6.5 percent while the distribution margin earned by AMD and Fujitsu in the first quarter of fiscal 2004 was seven percent. The distribution margin earned by AMD in the second and third quarters of fiscal 2005 was zero percent, while the distribution margin earned by AMD in the second and third quarters of fiscal 2004 was seven percent. The distribution margin earned by Fujitsu in the second and third quarters of fiscal 2005 was 4.3 percent, while the distribution margin earned by Fujitsu in the second and third quarters of fiscal 2004 was seven percent.

Comparison of Gross Margin, Expenses, Interest and Other Income (Expense), Net, Interest Expense and Income Tax Provision (Benefit)

The following is a summary of gross margin; expenses, interest and other income (expense), net; interest expense and income tax provision (benefit) for the first nine months of fiscal 2004 and fiscal 2005.

	Nine Months Ended
	Sept. 26, 2004	Sept. 25, 2005
	(in thousands, except for percentages)
Net Sales	$1,775,251	$1,411,209
Cost of sales	1,425,905	1,312,470
Gross margin	20%	7%
Research and development	209,199	220,100
Marketing general and administrative	100,616	126,784
Operating income (loss)	39,531	(248,145)
Interest and other income (expense), net	2,223	2,496
Interest expense	(29,972)	(33,574)
Income tax provision (benefit)	4,897	(22,634)

Gross margin of seven percent in the first nine months of fiscal 2005 declined from 20 percent in the first nine months of fiscal 2004. The decline in gross margin was primarily due to a decrease in net sales of 21 percent relative to a decrease in cost of sales of only 8 percent. Cost of sales declined at a lower rate than net sales because many of our costs are fixed and cannot be reduced in proportion to the reduced revenues. Amounts paid to AMD and Fujitsu totaled 15 percent of cost of sales in the first nine months of fiscal 2005 compared to 20 percent in the first nine months of fiscal 2004.

Research and development expenses of $220 million in the first nine months of fiscal 2005 increased five percent compared to $209 million in the first nine months of fiscal 2004. The increase from the first nine months of fiscal 2004 was primarily due to an increase in research and development activities in Fab 25 and the SDC, offset in part by reduced payments to Fujitsu for research and development activities in the first nine months of fiscal 2005. We incurred $17.1 million of expenses in the first nine months of fiscal 2005 and $20.3 million of expenses in the first nine months of fiscal 2004 related to research and development activities performed by AMD. We incurred $5.1 million of expenses in the first nine months of fiscal 2005 and $14.0 million of expenses in the first nine months of fiscal 2004 related to research and development activities performed by Fujitsu. We incurred $4.3 million of expenses in the first nine months of fiscal 2005 and $6.2 million of expenses in the first nine months of fiscal 2004 related to research and development activities performed by employees seconded from Fujitsu. Amounts incurred related to activities performed by AMD, Fujitsu and Fujitsu seconded employees represented in the aggregate 12 percent of our total research and development expenses in the first nine months of fiscal 2005 compared to 19 percent in the first nine months of fiscal 2004.

Marketing, general and administrative expenses of $127 million in the first nine months of fiscal 2005 increased 26 percent compared to $101 million in the first nine months of fiscal 2004. The increase from the first nine months of fiscal 2004 was primarily due to the transfer of AMD’s sales force in the second quarter of fiscal 2005. Under our services agreements with AMD, we incurred $40.5 million of expenses in the first nine months of fiscal 2005 and $43.9 million of expenses in the first nine months of fiscal 2004 related to marketing, general and administrative services provided by AMD. Under our services agreements with Fujitsu, we incurred $10.4 million of expenses in the first nine months of fiscal 2005 and $11.3 million of expenses in the first nine months of fiscal 2004 related to marketing, general and administrative services provided by Fujitsu. Amounts incurred under our services agreements with AMD and Fujitsu represented in the aggregate 40 percent of our total marketing, general and administrative expenses in the first nine months of fiscal 2005 compared to 55 percent in the first nine months of fiscal 2004.

Interest and other income, net of approximately $2.5 million in the first nine months of fiscal 2005, increased from $2.2 million in the first nine months of fiscal 2004. This increase was primarily due to higher interest income earned from cash, cash equivalents and short-term investments during the first nine months of fiscal 2005 as a result of higher yield investments.

Interest expense of approximately $34 million in the first nine months of fiscal 2005 increased 12 percent from approximately $30 million in the first nine months of fiscal 2004. The increase was primarily due to interest charges on new loans and capital lease obligations entered in the first nine months of fiscal 2005.

We recorded an income tax benefit of approximately $23 million in the first nine months of fiscal 2005 and an income tax provision of approximately $5 million in the first nine months of fiscal 2004. The income tax provision (benefit) was the result of pre-tax operating income (losses) in foreign jurisdictions.

Other Items

We sell our products to AMD and Fujitsu, who then sell them to customers worldwide. The following table summarizes net sales by geographic areas for the periods presented:

	Nine Months Ended
	Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
Geographical Sales to AMD and Fujitsu:
United States (net sales to AMD)	$932,210	$776,941
Japan (net sales to Fujitsu)	843,041	634,268

Total	$1,775,251	$1,411,209

Net sales to Fujitsu, which were denominated primarily in yen, were approximately 45 percent of net sales in the first nine months of fiscal 2005 and approximately 47 percent in the first nine months of fiscal 2004. The impact on our operating results from changes in foreign currency exchange rates has not been material, principally because our expenses denominated in yen are generally comparable to our sales denominated in yen.

Year to Year Comparisons

The following is a summary of our net sales for fiscal 2002, fiscal 2003 and fiscal 2004.

	Fiscal 2002(1) (Twelve months ended Mar. 31, 2003)	Fiscal 2003(1) (Nine months ended Dec. 28, 2003)	Fiscal 2004(1) (Twelve months ended Dec. 26, 2004)
	(in thousands)
Total net sales	$961,950	$1,193,212	$2,262,227

(1)	Net sales for fiscal 2002 and the first three months of fiscal 2003 consisted of sales of Flash memory wafers to AMD and Fujitsu at transfer prices on a cost-plus basis. Net sales for the last six months of fiscal 2003 and net sales for fiscal 2004 consisted of sales of finished Flash memory devices to AMD and Fujitsu at prices based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin.

Net Sales Comparison for Fiscal 2004 and Fiscal 2003

Total net sales of $2,262 million in fiscal 2004 increased 90 percent compared to net sales of $1,193 million in fiscal 2003. The increase in total net sales was due to a combination of factors: there were 12 months of operations in fiscal 2004 compared to nine months of operations in fiscal 2003; all sales in fiscal 2004 consisted of finished Flash memory products based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin, while sales during the first three months of fiscal 2003 were of Flash memory wafers to AMD and Fujitsu at transfer prices set on a cost plus basis; and there was stronger market demand in fiscal 2004 than in fiscal 2003, particularly in the wireless category of the Flash memory market. Sales during the first three months of fiscal 2003 were approximately $258 million.

In the second half of fiscal 2004, however, net sales were adversely impacted by aggressive pricing by competitors, particularly in the embedded category of the Flash memory market, where our competitors began to aggressively pursue increased market share, and aggregate Flash memory product supply exceeded demand. In particular, decreased demand from the wireless handset market in Asia, in part due to excess inventory accumulation by wireless handset OEMs in China during the first half of fiscal 2004, contributed to a decline in net sales during the third quarter. In addition, a downturn in the overall Flash memory market, lower than expected sales in the wireless handset market and delays in qualifying a product based on our second-generation MirrorBit technology also contributed to a decline in net sales in the fourth quarter of fiscal 2004. Another reason our net sales declined in the second half of fiscal 2004 compared with the first half of fiscal 2004 is that we were not able to meet demand for certain of our lower density products for the embedded category of the Flash memory market in the first half of fiscal 2004, which we believe adversely impacted our relationship with customers who did not receive allocations of these embedded products and our competitors were able to take advantage of this situation to increase their market share in the second half of fiscal 2004. We were unable to meet demand for these products in the first half of fiscal 2004 because in fiscal 2003 we underestimated demand with respect to these products for the first half of fiscal 2004 and were unable to install additional wafer fabrication capacity on a timely basis. As a result, a significant number of end customers for our lower density products were under-served, and we believe that these customers chose to rely on our competitors both for product supply and for their design-in activities in the first half of fiscal 2004, resulting in an increased market share for those competitors in the second half of fiscal 2004 when those designs went into production. Quantification of the breakdown in the increase in net sales from fiscal 2003 to fiscal 2004 is not practical due to our reorganization in June 2003.

Net Sales Comparison for Fiscal 2003 and Fiscal 2002

Total net sales of $1,193 million in fiscal 2003 increased 24 percent compared to net sales of $962 million in fiscal 2002. During the last six months of fiscal 2003 we sold finished Flash memory products to AMD and Fujitsu based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin, while for the first three months of fiscal 2003 and all of fiscal 2002 we sold only Flash memory wafers to AMD and Fujitsu at transfer prices set on a cost plus basis. The increase in net sales was partially offset by the fact that there were only nine months in fiscal 2003 compared to twelve months in fiscal 2002. Quantification of the breakdown in the increase in net sales from fiscal 2002 to fiscal 2003 is not practical due to our reorganization in June 2003.

Comparison of Gross Margin, Expenses, Interest and Other Income (Expense), Net, Interest Expense and Income Tax Provision (Benefit)

The following is a summary of gross margin; expenses, interest and other income (expense), net; interest expense and income tax provision (benefit) for fiscal 2002, 2003 and 2004:

	Fiscal 2002(1) (Twelve months ended Mar. 31, 2003)	Fiscal 2003(1) (Nine months ended Dec. 28, 2003)	Fiscal 2004 (Twelve months ended Dec. 26, 2004)
	(in thousands, except for percentages)
Net sales	$961,950	$1,193,212	$2,262,227
Cost of sales	921,924	1,086,030	1,840,862
Gross margin	4%	9%	19%
Research and development	$—	$146,947	$280,954
Marketing, general and administrative	4,811	74,200	137,159
Operating income (loss)	35,215	(113,965)	3,252
Interest and other income (expense), net	(202)	1,335	3,198
Interest expense	(1,867)	(20,733)	(40,165)
Income tax provision (benefit)	12,169	(4,420)	(14,013)

(1)	Cost of sales for fiscal 2002 and the first three months of fiscal 2003 were for sales of Flash memory wafers to AMD and Fujitsu at transfer prices on a cost-plus basis. Cost of sales for the last six months of fiscal 2003 and costs of sales for fiscal 2004 were for sales of finished Flash memory devices to AMD and Fujitsu at prices based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin.

Gross margin increased to 19 percent in fiscal 2004 compared to nine percent in fiscal 2003. The increase in gross margin was primarily due to an increase in net sales of 90 percent, relative to an increase in cost of sales of only 70 percent. Net sales and cost of sales were affected by the fact that in fiscal 2004 and the last six months of fiscal 2003, we sold finished Flash memory products as opposed to Flash memory wafers, which we sold during the first three months of fiscal 2003. In addition, since our reorganization, we reduced unit costs as a result of our transition to more advanced manufacturing process technologies, including our transition to 110-nanometer process technology at Fab 25 and JV3 and through improved fab utilization. We also increased the percentage of our net sales represented by our MirrorBit-based products, further contributing to lower manufacturing costs because for a given density products based on MirrorBit technology are less expensive to manufacture than products based on floating gate technology. Further quantification of the improvement in gross margin percentage is not practical due to our reorganization in June 2003. We incurred amounts to AMD and Fujitsu in the aggregate of 19 percent of cost of sales in fiscal 2004 compared to 30 percent in fiscal 2003.

Gross margin increased to nine percent in fiscal 2003 compared to four percent in fiscal 2002. This increase was primarily due to an increase in net sales of 24 percent partially offset by an 18 percent increase in cost of sales and the fact that finished Flash memory devices generally commanded higher profit margins as compared to Flash memory wafers. Cost of sales increased in fiscal 2003 compared to fiscal 2002 primarily because during the last six months of fiscal 2003 we sold finished Flash memory devices as opposed to Flash memory wafers.

Research and development expenses of $281 million in fiscal 2004 increased 91 percent compared to $147 million in fiscal 2003. We had no research and development expense in fiscal 2002 because prior to our reorganization, AMD and Fujitsu conducted all research and development activities. As part of our reorganization, AMD contributed to us the SDC, a development fab dedicated to research and development of Flash memory manufacturing processes, and engineering teams dedicated to research and development for new Flash memory devices. With these resources, we conducted significant research and development for the last six months of fiscal 2003 and for all of fiscal 2004. We incurred $27.6 million of expenses in fiscal 2004 and $13.9 million of expenses in fiscal 2003 related to research and development activities performed by AMD. We incurred $18.4 million of expenses in fiscal 2004 and $16.8 million of expenses in fiscal 2003 related to research and development activities performed by Fujitsu. We incurred $8.2 million of expenses in fiscal 2004 and $3.6 million of expenses in fiscal 2003 related to research and development activities performed by employees seconded from Fujitsu. Amounts incurred related to activities performed by AMD, Fujitsu and Fujitsu seconded employees represented in the aggregate 19 percent of our total research and development expenses in fiscal 2004 compared to 23 percent in fiscal 2003.

Marketing, general and administrative expenses of $137 million in fiscal 2004 increased 85 percent compared to $74 million in fiscal 2003. The increase was primarily due to the impact of our reorganization in June 2003, which included the addition of significant additional personnel and marketing and administrative activities, which were previously handled by AMD and Fujitsu, as well as the fact that fiscal 2004 included 12 months and fiscal 2003 only included nine months. In addition, in connection with our reorganization we entered into various service agreements with AMD and Fujitsu pursuant to which we purchase a wide range of administrative, financial, information technology and other services. Charges under these agreements are primarily based on a cost plus five percent basis and comprise a significant component of our general and administrative expenses. Under our services agreements with AMD, we incurred $58.2 million of expenses in fiscal 2004 and $39.2 million of expenses in fiscal 2003 related to marketing, general and administrative services provided by AMD. Under our services agreements with Fujitsu, we incurred $15.2 million of expenses in fiscal 2004 and $6.0 million of expenses in fiscal 2003 related to marketing, general and administrative services provided by Fujitsu. Amounts incurred under our services agreements with AMD and Fujitsu represented in the aggregate 53 percent of our total marketing, general and administrative expenses in fiscal 2004 compared to 61 percent in fiscal 2003.

Marketing, general and administrative expenses were $74 million in fiscal 2003 compared to $4.8 million in fiscal 2002, reflecting the impact of our reorganization in June 2003, which included the addition of significant additional personnel and marketing and administrative activities previously handled by AMD and Fujitsu. Prior to our reorganization in June 2003, we had no marketing function and a very small administrative function.

Interest and other income (expense), net, of approximately $3.2 million in fiscal 2004 increased 140 percent from $1.3 million in fiscal 2003. The increase was primarily due to fiscal 2004 consisting of twelve months as compared to fiscal 2003 consisting of nine months and higher average cash balances in fiscal 2004.

Interest and other income (expense), net, was approximately $1.3 million in fiscal 2003 compared to an expense of approximately $0.2 million in fiscal 2002. The income in fiscal 2003 was the result of higher cash balances.

Interest expense of $40 million in fiscal 2004 increased 94 percent compared to $21 million in fiscal 2003. The increase was due primarily to the fact that fiscal 2004 was comprised of 12 months while fiscal 2003 was comprised of nine months and during the first three months of fiscal 2003, prior to our reorganization in June 2003, we had fewer borrowing arrangements.

Interest expense of $21 million in fiscal 2003 increased from $1.9 million in fiscal 2002. The increase was due primarily to new borrowing arrangements with financial institutions and with AMD and Fujitsu following our reorganization in June 2003. The increase in interest expense was partially offset by the fact that fiscal 2003 consisted of nine months whereas fiscal 2002 consisted of 12 months.

We recorded an income tax benefit of $14 million in fiscal 2004, an income tax benefit of $4.4 million in fiscal 2003 and an income tax provision of $12.2 million in fiscal 2002. The fiscal 2004 and fiscal 2003 income tax benefits were primarily the result of pre-tax operating losses in foreign jurisdictions. The fiscal 2002 income tax provision was due to pre-tax operating profits of FASL in Japan.

The benefit for income taxes recorded for fiscal 2004 and fiscal 2003 differs from the benefit for income taxes that would be derived by applying a U.S. statutory 35 percent rate to loss before income taxes primarily due to the fact that AMD and Fujitsu were responsible for U.S. taxes and losses were incurred and tax effected in foreign jurisdictions with different tax rates.

Prior to our reorganization, we operated only in Japan and the fiscal 2002 tax rate reflects the Japanese statutory tax rate.

Other Items

We sell our products to AMD and Fujitsu, who then sell them to customers worldwide. The following table summarizes net sales by geographic areas for the periods presented:

	Fiscal 2002(1) (Twelve months ended Mar. 31, 2003)	Fiscal 2003(1) (Nine months ended Dec. 28, 2003)	Fiscal 2004 (Twelve months ended Dec. 26, 2004)
	(in thousands)
Geographical sales to AMD and Fujitsu:
United States (net sales to AMD)	$538,623	$650,097	$1,211,033
Japan (net sales to Fujitsu)	423,327	543,115	1,051,194

Total	$961,950	$1,193,212	$2,262,227

(1)	Net sales for fiscal 2002 and the first three months of fiscal 2003 consisted of sales of Flash memory wafers to AMD and Fujitsu at transfer prices on a cost-plus basis. Net sales for the last six months of fiscal 2003 and net sales for fiscal 2004 consisted of sales of finished Flash memory devices to AMD and Fujitsu at prices based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin.

Net sales to Fujitsu, which were denominated in yen, as a percentage of net sales were approximately 46 percent in fiscal 2004 and fiscal 2003 and approximately 44 percent in fiscal 2002. The impact on our operating results from changes in foreign currency exchange rates has not been material, principally because our expenses denominated in yen are generally comparable to our sales denominated in yen.

Quarterly Comparison

The following table sets forth our statements of operations data for the nine fiscal quarters immediately following our reorganization in June 2003. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Quarter Ended
	Sept. 28, 2003	Dec. 28, 2003	Mar. 28, 2004	June 27, 2004	Sept. 26, 2004	Dec. 26, 2004	Mar. 27, 2005	June 26, 2005	Sept. 25, 2005
	(in thousands)
Net sales to members	$395,161	$540,050	$606,331	$650,687	$518,233	$486,976	$433,189	$462,367	$515,653
Cost of sales	336,128	460,235	502,293	517,459	406,153	414,957	436,686	430,477	445,307

Gross profit	59,033	79,815	104,038	133,228	112,080	72,019	(3,497)	31,890	70,346
Other expenses:
Research and development	70,534	76,413	67,181	70,043	71,975	71,755	71,379	74,597	74,124
Marketing, general and administrative	39,421	33,298	34,872	32,014	33,730	36,543	36,099	45,426	45,259

Operating income (loss)	(50,922)	(29,896)	1,985	31,171	6,375	(36,279)	(110,975)	(88,133)	(49,037)
Interest and other income, net	616	538	291	1,181	751	975	1,285	779	432
Interest expense	(9,941)	(10,582)	(9,797)	(10,179)	(9,996)	(10,193)	(11,135)	(11,076)	(11,363)

Income (loss) before income taxes	(60,247)	(39,940)	(7,521)	22,173	(2,870)	(45,497)	(120,825)	(98,430)	(59,968)
Provision (benefit) for income taxes	4,872	4,543	(3,126)	9,216	(1,193)	(18,910)	(11,983)	(12,406)	1,755

Net income (loss)	$(65,119)	$(44,483)	$(4,395)	$12,957	$(1,677)	$(26,587)	$(108,842)	$(86,024)	$(61,723)

The following table sets forth our historical results, for the periods indicated, as a percentage of net sales.

	Quarter Ended
	Sept. 28, 2003	Dec. 28, 2003	Mar. 28, 2004	June 27, 2004	Sept. 26, 2004	Dec. 26, 2004	Mar. 27, 2005	June 26, 2005	Sept. 25, 2005
Net sales to members	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of sales	85	85	83	80	78	85	101	93	86

Gross margin	15	15	17	20	22	15	(1)	7	14
Other expenses:
Research and development	18	14	11	10	14	15	16	16	15
Marketing, general and administrative	10	6	6	5	6	7	8	10	9

Operating income (loss)	(13)	(5)	0	5	2	(7)	(25)	(19)	(10)
Interest and other income, net	0	0	0	0	0	0	0	0	0
Interest expense	(2)	(2)	(1)	(1)	(2)	(2)	(3)	(2)	(2)

Income (loss) before income taxes	(15)	(7)	(1)	4	(0)	(9)	(28)	(21)	(12)
Provision (benefit) for income taxes	1	1	(0)	2	(0)	(4)	(3)	(2)	0

Net income (loss)	(16)%	(8)%	(1)%	2%	(0)%	(5)%	(25)%	(19)%	(12)%

Net Sales to Members

Net sales to members grew steadily from the fiscal quarter ended September 28, 2003 through the second quarter of fiscal 2004. The increase in net sales for the fiscal quarter ended December 28, 2003 and the first and second quarters of fiscal 2004 was primarily attributable to increases in average selling prices ranging from less than one percent to 18 percent. In addition, for the last quarter of fiscal 2003 and the second quarter of fiscal 2004 unit shipments increased by 15 percent and seven percent, while for the first quarter of fiscal 2004 unit shipments decreased by one percent. Sales declined significantly from the third quarter of fiscal 2004 through the first quarter of fiscal 2005. The decline in net sales was primarily attributable to decreases in average selling prices as a result of aggressive pricing by competitors due in most cases to oversupply of products in the NOR Flash memory market. Average selling prices decreased by seven percent in each of the third and fourth quarters of fiscal 2004 and decreased by 17 percent in the first quarter of fiscal 2005. Unit shipments decreased by 14 percent in the third quarter of fiscal 2004 and also contributed to a decline in net sales for that period. For the fourth quarter of fiscal 2004 and the first quarter of fiscal 2005, unit shipments increased by one percent and eight percent. However, these increases were more than offset by the decreases in average selling prices referenced above. Net sales in the second quarter of fiscal 2005 increased seven percent compared to the first quarter of fiscal 2005. The increase in net sales was primarily attributable to the elimination of the distribution margin earned by AMD under the AMD Distribution Agreement and the reduction from 6.5 percent to 4.3 percent in the distribution margin earned by Fujitsu under the Fujitsu Distribution Agreement in the second quarter of fiscal 2005. The elimination of the distribution margin earned by AMD added approximately $14 million to net sales in the second quarter of fiscal 2005. The reduction of the distribution margin earned by Fujitsu added approximately $4 million to net sales in the second quarter of fiscal 2005. The increase in net sales in the second quarter of fiscal 2005 compared to the first quarter of fiscal 2005 was also attributable to a 12 percent increase in unit shipments, partially offset by a decrease of five percent in average selling prices. Net sales in the third quarter of fiscal 2005 increased 12 percent compared to net sales in the second quarter of fiscal 2005. The increase in net sales was primarily attributable to a 15 percent increase in unit shipments, partially offset by a decrease of three percent in average selling prices. We expect net sales to increase during the fourth quarter of fiscal 2005 compared to the third quarter of fiscal 2005.

In the second half of fiscal 2004, sales were adversely impacted by aggressive pricing by competitors, particularly in the embedded category of the Flash memory market, where our competitors began to aggressively pursue increased market share, and aggregate Flash memory product supply exceeded demand. In particular, decreased demand from the wireless handset market in Asia, in part due to excess inventory accumulation by wireless handset OEMs in China during the first half of fiscal 2004, contributed to a decline in net sales during the third quarter. In addition, a downturn in the overall Flash memory market, lower than expected sales in the wireless handset market and delays in qualifying a product based on our second-generation MirrorBit technology also contributed to a decline in net sales in the fourth quarter of fiscal 2004. Another reason our net sales declined in the second half of fiscal 2004 compared with the first half of fiscal 2004 is that we were not able to meet demand for certain of our lower density products for the embedded category of the Flash memory market in the first half of fiscal 2004, which we believe adversely impacted our relationship with customers who did not receive allocations of these embedded products, and our competitors were able to take advantage of this situation to increase their market share in the second half of fiscal 2004. We were unable to meet demand for these products in the first half of fiscal 2004 because in fiscal 2003 we underestimated demand with respect to these products for the first half of fiscal 2004 and were unable to install additional wafer fabrication capacity on a timely basis. As a result, a significant number of end customers for our lower density products were under-served, and we believe that these customers chose to rely on our competitors both for product supply and for their design-in activities in the first half of fiscal 2004, resulting in an increased market share for those competitors in the second half of fiscal 2004 when those designs went into production.

Gross Margin

Gross margin improved continuously from the end of fiscal 2003 through the third quarter of fiscal 2004. Factors contributing to this improvement included higher average selling prices due to the increasing mix of higher density products and reduced unit costs as a result of transitions to more advanced manufacturing process technologies and the fact that for a given storage capacity products based on our MirrorBit technology are less expensive to manufacture. Gross margin decreased from the fourth quarter of fiscal 2004 through the first quarter of fiscal 2005 primarily due to a decrease in average selling prices for the reasons described in “—Net Sales to Members,” above. Gross margin improved in the second quarter of fiscal 2005 from the first quarter of fiscal 2005 primarily due to a 12 percent increase in unit shipments, partially offset by a five percent decrease in average selling prices. Gross margin increased in the third quarter of fiscal 2005 by seven percent as compared to the second quarter of fiscal 2005 due to a 15 percent increase in unit shipments, partially offset by a three percent decrease in average selling prices. Gross margin also was favorably impacted by three factors: a greater percentage of MirrorBit products shipped; a greater percentage of higher density products shipped; and increased utilization of our manufacturing facilities. We expect these trends to continue in the fourth quarter of fiscal 2005 resulting in continued improvement in gross margins. However, we expect to incur an operating loss in the fourth quarter of fiscal 2005, primarily because our fabrication facilities are not operating at full capacity due in part to constraints in our testing capacity for some of the products ordered by our customers during the quarter. We are in the process of addressing our need for additional testing capacity. There were no material sales during these periods of inventories that had been previously written down.

Research and Development

Research and development spending was relatively stable over the nine-quarter period. We expect research and development expenses in terms of gross dollars to be relatively stable or increase slightly in the fourth quarter of fiscal 2005.

Marketing, General and Administrative

Marketing, general and administrative expenses were relatively stable in terms of gross dollars from the quarter ended September 28, 2003 through the first quarter of fiscal 2005. Fluctuations in expenses during these periods were a result of timing of fees for legal and consulting services from AMD related to our reorganization, marketing-related expenses and consulting fees. Marketing, general and administrative expenses increased in the second quarter of fiscal 2005 primarily due to our acquisition of AMD’s sales force. Marketing, general and administrative expenses in the third quarter of fiscal 2005 were relatively stable from the second quarter of fiscal 2005. We expect marketing, general and administrative expenses to increase slightly in terms of gross dollars in the fourth quarter of fiscal 2005.

Interest and Other Income, net

Fluctuations in interest and other income, net were the result of changes in average daily cash balances available for investment throughout the nine-quarter period.

Interest Expense

Interest expense remained relatively flat throughout the nine-quarter period.

Book-to-Bill Ratio

We had a book-to-bill ratio of 1.1:1 during the first quarter of fiscal 2005, 1:1 during the second quarter of fiscal 2005 and 1.4:1 during the third quarter of fiscal 2005. Our book-to-bill ratio is a demand-to-supply ratio for orders, which we calculate by dividing the value of orders booked during a fiscal quarter by the value of orders invoiced during that quarter. The book-to-bill ratio is an important indicator of demand in our industry and one that we monitor closely to evaluate the near-term demand outlook for our products. A book-to-bill ratio that is greater than 1:1 indicates that our backlog is building and that we are likely to see increasing net sales in future periods. Conversely, a book-to-bill ratio that is less than 1:1 is an indicator of declining demand and indicates that we are likely to see decreasing net sales in future periods. However, while the book-to-bill ratio is useful as an indicator of future net sales, it is not determinative, as a variety of factors may affect actual net sales in any particular quarter, including cancellation or postponement of bookings.

Financial Condition

Our cash and cash equivalents at September 25, 2005 totaled $119 million. We are subject to restrictions on our distribution of cash due to provisions in third-party loan agreements described below.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $221 million in the first nine months of fiscal 2005. Net income after adjustments for non-cash charges, consisting primarily of $414 million of depreciation and amortization, contributed to the positive cash flow from operations. The net changes in operating assets in the first nine months of fiscal 2005 were primarily attributable to an increase in accounts payable of $93 million and an increase in net inventory of $22 million primarily due to an increase in capital deliveries and operating activities in the third quarter of fiscal 2005.

Net cash provided by operating activities was $442 million in the first nine months of fiscal 2004. Net income after adjustments for non-cash charges, consisting primarily of $393 million of depreciation and amortization, contributed to the positive cash flow from operations. The net changes in operating assets in the first nine months of fiscal 2004 were primarily attributable to a decrease in net inventory of $15 million.

Net cash provided by operating activities was $463 million in fiscal 2004. Net income after adjustments for non-cash charges, consisting primarily of $534 million of depreciation and amortization, contributed to the positive cash flow from operations. The net changes in operating assets in fiscal 2004 as compared to fiscal 2003 included an increase in net inventory of $18 million. The increased inventory primarily represented products based on 110-nanometer MirrorBit and floating gate technology. Inventory increased in anticipation of increased demand for our Flash memory products based on 110-nanometer technology.

Net cash provided by operating activities in fiscal 2003 was $134 million. Net income after adjustments for non-cash charges, consisting primarily of $316 million of depreciation and amortization, contributed to the positive cash flow from operations. Changes in operating assets and liabilities in fiscal 2003 as compared to fiscal 2002 were primarily attributable to an increase in accounts receivable due to a 24 percent increase in net sales.

Net cash provided by operating activities in fiscal 2002 was $356 million. Net income after adjustments for non-cash charges, consisting primarily of $279 million of depreciation and amortization, contributed to the positive cash flow from operations.

Net Cash Used in Investing Activities

Net cash used in investing activities was $264 million in the first nine months of fiscal 2005, primarily as a result of $324 million used to purchase property, plant and equipment and a cash outflow of $20 million for the purchase of available-for-sale securities, offset in part by a cash inflow of $78 million from the maturity of available-for-sale securities.

Net cash used in investing activities was $477 million in the first nine months of fiscal 2004, primarily as a result of $427 million used to purchase property, plant and equipment and a cash outflow of $95 million for the purchase of available-for-sale securities, offset in part by a cash inflow of $14 million in proceeds from the sale of property, plant and equipment and $31 million from the maturity of available-for-sale securities.

Net cash used in investing activities was $552 million in fiscal 2004, primarily as a result of $530 million used to purchase property, plant and equipment, and a net cash outflow of $58 million from the maturity and purchases of available-for-sale securities, offset by $36 million in proceeds from sale of property, plant and equipment.

Net cash used in investing activities was $187 million in fiscal 2003, primarily as a result of $215 million used to purchase property, plant and equipment, offset in part by $31 million in proceeds from sale of property, plant and equipment.

Net cash used in investing activities was $190 million in fiscal 2002 for the purchase of property, plant and equipment.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $24 million in the first nine months of fiscal 2005. This amount included $78 million of proceeds received from equipment sale-leaseback transactions and $138 million of proceeds from bank borrowings. These amounts were partially offset by $187 million in payments on debt and capital lease obligations, including approximately $5 million in payments to members, all of which was paid to AMD.

Net cash used in financing activities was $89 million in the first nine months of fiscal 2004. This amount included $44 million of proceeds received from equipment sale-leaseback transactions and $31 million of proceeds from borrowings, net of issuance costs. These amounts were more than offset by $163 million in payments on debt and capital lease obligations, including approximately $27 million in payments to members, all of which was paid to AMD.

Net cash used in financing activities was $126 million in fiscal 2004. This amount included $44 million of proceeds received from equipment sale-leaseback transactions and $50 million of proceeds from borrowings, net of issuance costs. These amounts were more than offset by $219 million in payments on debt and capital lease obligations, including approximately $37 million in payments to members, all of which was paid to AMD.

Net cash provided by financing activities was $373 million in fiscal 2003 primarily due to $307 million in cash contributions from AMD and Fujitsu upon our reorganization, $238 million of proceeds from sale-leaseback transactions and $325 million of proceeds from borrowings, net of issuance costs. These amounts were partially offset by $497 million in payments on debt and capital lease obligations, including approximately $109 million in payments to members, all of which was paid to AMD.

Net cash used in financing activities was $166 million in fiscal 2002, primarily due to $162 million in payments on loans from affiliates, all of which was paid to Fujitsu.

Contractual Obligations

The following table summarizes our principal contractual obligations at September 25, 2005. The table is supplemented by the discussion following the table.

	Total	2005	2006	2007	2008	2009	2010 and Beyond
	(in thousands)
Contractual obligations to members:
Fujitsu Cash Note	$40,000	$10,000	$30,000	$—	$—	$—	$—
AMD Cash Note	120,000	30,000	90,000	—	—	—	—
AMD Asset Note	161,869	37,655	124,214	—	—	—	—
Spansion Penang Term Loan	5,551	715	1,547	1,518	1,518	253	—
Spansion China Line of Credit	15,000	—	15,000	—	—	—	—
Spansion Penang Asset Note	38,466	9,615	28,851	—	—	—	—

Total contractual obligations to members	380,886	87,985	289,612	1,518	1,518	253	—

Contractual obligations to third parties:
Spansion Japan Revolving Loan	48,954	48,954	—	—	—	—	—
Spansion Japan Revolving Credit Facility	26,702	26,702	—	—	—	—	—
Senior Secured Credit Facility	60,015	—	—	—	—	—	60,015
Spansion Japan Term Loan	85,447	10,681	42,724	32,042	—	—	—
Spansion China Loan	19,630	19,630	—	—	—	—	—
Capital lease obligations	158,866	23,134	91,100	44,632	—	—	—

Total contractual obligations to third parties	399,614	129,101	133,824	76,674	—	—	60,015

Operating leases	31,561	3,708	18,158	7,459	2,236	—	—
Unconditional purchase commitments	38,342	10,026	12,609	5,610	5,280	3,924	893

Total principal contractual obligations	$850,403	$230,820	$454,203	$91,261	$9,034	$4,177	$60,908

Fujitsu Cash Note

As part of our reorganization in June 2003, Fujitsu loaned us $40 million pursuant to the terms of an unsecured promissory note. The note bears interest at the lesser of seven percent or LIBOR plus four percent, to be paid quarterly. The interest rate adjusts each calendar quarter based on the LIBOR rate. All amounts outstanding under this note become due and payable upon the occurrence of a payment default. As of September 25, 2005, the interest rate was seven percent and the remaining principal balance on this note was $40 million. The proceeds from this note were used to fund our working capital needs. As of September 30, 2005, we amended the payment terms of this note such that we are required to repay 75 percent of the principal amount on March 31, 2006 and any remaining amounts on June 30, 2006, provided that upon (i) our reorganization into Spansion Inc., we will pay all accrued and unpaid interest under the Fujitsu note and (ii) completion of this offering and the concurrent notes offering, we will pay the outstanding principal and interest on this note in full. However, we and Fujitsu have subsequently agreed that upon the consummation of this offering, Fujitsu will cancel $40 million of the aggregate principal amount outstanding under the Fujitsu note, in exchange for that number of shares of our Class D common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 2,352,941 shares assuming an initial public offering price per share of $17.00.

AMD Notes and Loans

AMD Cash Note.    As part of our reorganization in June 2003, AMD loaned us $120 million pursuant to the terms of an unsecured note. The note bears interest at the lesser of seven percent or LIBOR plus four percent, to be paid quarterly. The interest rate adjusts each calendar quarter based on the LIBOR rate. As of September 25, 2005, the interest rate was seven percent, and the remaining principal balance on this note was approximately $120 million. The proceeds from this note were used to fund our working capital needs. As of September 30, 2005, we amended the payment terms of this note such that we are required to repay 75 percent of the principal amount on March 31, 2006 and any remaining amounts on June 30, 2006, provided that upon completion of this offering and the concurrent notes offering, we will pay the outstanding principal and interest on this note in full. However, we and AMD have subsequently agreed that upon the consummation of this offering, AMD will cancel $60 million of the aggregate principal amount outstanding under this note, in exchange for that number of shares of our Class A common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 3,529,411 shares assuming an initial public offering price per share of $17.00.

AMD Asset Note.    As part of our reorganization in June 2003, we purchased assets from AMD pursuant to an unsecured promissory note. This note bears interest at a fixed rate of seven percent. Interest is payable on the last day of each calendar quarter during the term of the note. All amounts outstanding under this note become due and payable upon the occurrence of a payment default. As of September 25, 2005, the remaining principal balance on this note was approximately $162 million. As of September 30, 2005, we amended the payment terms of this note such that we are required to repay 75 percent of the principal amount on March 31, 2006 and any remaining amounts on June 30, 2006, provided that upon completion of this offering and the concurrent notes offering, we will pay the outstanding principal and interest on this note in full.

Spansion Penang Loan

On January 29, 2004, our wholly-owned subsidiary in Malaysia, Spansion Penang Sdn. Bhd., or Spansion Penang, entered into a financial arrangement with AMD’s subsidiary in Malaysia, AMD Export Sdn. Bhd., or AMD Export. Under the terms of the arrangement, Spansion Penang borrowed approximately 29 million Malaysian Ringgit (approximately $8 million based on the exchange rate as of September 25, 2005) from AMD Export to fund the purchase of manufacturing equipment. The loan bears a fixed annual interest rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009. The total amount outstanding as of September 25, 2005 was approximately 20 million Malaysian Ringgit (approximately $6 million based on the exchange rate as of September 25, 2005). A third-party financial institution has a lien on the purchased equipment.

Spansion China Line of Credit

As part of our reorganization as Spansion LLC in June 2003, we also assumed $60 million of unsecured debt, payable by our subsidiary in the People’s Republic of China, Spansion China Limited or Spansion China, to AMD and its subsidiary in Singapore, Advanced Micro Devices (Singapore) Pte., or AMD Singapore. Amounts

outstanding bear interest at rates ranging from two percent to six percent, to be paid quarterly. On July 29, 2005, Spansion China amended the payment terms of its unsecured debt obligations to AMD such that Spansion China is required to pay the remaining balance on the debt on March 26, 2006 or such later date as the parties may agree upon in writing, and all borrowings made by Spansion China after the effective date of the amendment shall bear interest at a rate of 3.46 percent, compounded annually. As of September 25, 2005, the remaining balance was approximately $15 million. On November 3, 2005, Spansion China amended the payment terms of its unsecured debt obligations to AMD Singapore such that Spansion China is required to repay the remaining balance on the debt on March 26, 2006 or such later date as the parties may agree upon in writing. In addition, the outstanding loan amount shall bear interest at a rate of 3.90 percent, compounded annually.

Spansion Penang Asset Note

We issued an unsecured promissory note in an amount of approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of September 25, 2005), payable to AMD Export, in connection with the sale of assets by AMD Export to Spansion Penang, as part of our reorganization as Spansion LLC in June 2003. This note bears interest at a fixed rate of seven percent, to be paid quarterly. The note has a term of three years, with four equal principal payments, due on September 29, 2005, December 29, 2005, March 29, 2006 and June 29, 2006. As of September 25, 2005, the remaining balance on this note was approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of September 25, 2005). On September 30, 2005, Spansion Penang amended the payment terms of the promissory note, such that Spansion Penang is required to repay approximately 110 million Malaysian Ringgit (approximately $29 million based on the exchange rate as of September 25, 2005) of the principal amount of the note on March 31, 2006 and the remaining principal amount of the note on June 29, 2006, provided that upon completion of this offering and our concurrent notes offering, Spansion Penang is required to repay the note in full including accrued and unpaid interest on the note.

Spansion Japan Revolving Loan Agreement

On March 25, 2005, Spansion Japan amended its existing revolving facility credit agreement with Japanese financial institutions and renewed it for an additional one-year period. Spansion Japan terminated this facility on November 28, 2005. The amended and extended revolving facility credit agreement, which was comprised of two tranches, provided for an aggregate loan amount of up to 15 billion yen (approximately $134 million as of September 25, 2005). Tranche A provided for an aggregate amount of up to six billion yen (approximately $53 million as of September 25, 2005) and tranche B provided for an aggregate amount of up to nine billion yen (approximately $80 million as of September 25, 2005). Spansion Japan could draw under the facility until March 24, 2006. However, as described in more detail below, the total amount that Spansion Japan could draw was limited based on the value of Spansion Japan’s accounts receivable from Fujitsu, which were pledged as security to the lenders.

Amounts borrowed under tranche A bore interest at a rate equal to the Tokyo Interbank Offered Rate, or TIBOR, plus 0.55 percent. Amounts borrowed under tranche B bore interest at a rate of TIBOR plus 1.2 percent. Spansion Japan was required to first fully draw under tranche A prior to drawing amounts under tranche B. Borrowings were required to be used for working capital purposes and were required to be repaid no later than April 24, 2006. As of September 25, 2005, TIBOR was 0.09 percent.

As of December 26, 2004 there were no borrowings under this facility. As of September 25, 2005, 5.5 billion yen (approximately $49 million based on the exchange rate as of September 25, 2005) was outstanding under tranche A of this facility and no amounts were outstanding under tranche B. This amount bore interest at the rate of 0.63 percent and was repaid on September 26, 2005. The amount is reflected as Notes Payable on the consolidated balance sheet.

Because borrowings and repayments under the Spansion Japan revolving loan agreement were denominated in yen, the U.S. dollar amounts stated above were subject to change based on applicable exchange rates. We used the exchange rate as of September 25, 2005 of 112.35 yen to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Spansion Japan Revolving Credit Facility

On September 20, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a Japanese financial institution in the aggregate principal amount of up to 5.0 billion yen (approximately $45 million as of September 20, 2005). Amounts borrowed under the facility bore interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.70 percent per annum. On November 28, 2005, Spansion Japan amended this uncommitted revolving credit facility agreement to reduce the margin applicable under the facility. Pursuant to the amendment, amounts borrowed under the facility will now bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.50 percent per annum. Borrowings must be used for working capital purposes and each borrowing must be repaid one month after the initial drawdown date. The facility may be terminated by the financial institution with five days’ written notice if it experiences increased costs in connection to any borrowings by Spansion Japan, or if Spansion Japan gives five days’ written notice of termination. As of September 25, 2005, 3.0 billion yen (approximately $27 million based on the exchange rate as of September 25, 2005) was outstanding under this facility. This amount bears interest at the rate of 0.75 percent and must be repaid by October 25, 2005. The amount is reflected as notes payable on the consolidated balance sheet at September 25, 2005.

Pursuant to the terms of the facility, Spansion Japan agreed not to pledge any security to secure its obligations or any third party’s obligations until the facility is terminated and all obligations are fulfilled by Spansion Japan. Amounts outstanding under the facility may become due and payable on demand upon the occurrence of specified events with respect to Spansion Japan, including: suspension of any payment by Spansion Japan; failure to pay any obligations under thereunder; filings or proceedings in bankruptcy; corporate reorganization procedures, corporate rearrangement, special liquidation or other similar legal procedures; a resolution for Spansion Japan’s dissolution; the winding up of Spansion Japan’s business; or if any attachment has been ordered with respect to Spansion Japan’s accounts receivables.

On September 26, 2005, we borrowed an additional 1.3 billion yen (approximately $12 million as of September 26, 2005) under this facility. On September 29, 2005, we repaid 3.0 billion yen (approximately $27 million as of September 29, 2005) of the principal balance and interest outstanding under this facility. On October 26, 2005, we repaid the remaining 1.3 billion yen (approximately $11 million as of October 26, 2005) of the principal balance and outstanding interest under this facility. On the same day, we borrowed 2.0 billion yen (approximately $17 million as of October 26, 2005) under this facility. We repaid 2.0 billion yen (approximately $17 million as of November 9, 2005) of the principal balance and outstanding interest under this facility on November 9, 2005.

On December 7, 2005, Spansion Japan borrowed 5.0 billion yen (approximately $41 million based on the exchange rate as of December 7, 2005) under this facility. This amount bears interest at a rate of 0.57 percent and must be repaid no later than January 10, 2006.

Senior Secured Revolving Credit Facility

On September 19, 2005, Spansion LLC entered into a new senior secured revolving credit facility with a domestic financial institution, as agent, and the lenders party thereto, in the aggregate amount of up to $175 million. Upon the consummation of this offering, Spansion Inc. will be required to: (i) become a party to the revolving credit facility; (ii) comply with the representations, warranties and covenants in the revolving credit facility; and (iii) execute a guaranty in favor of the agent to guarantee our obligations under the revolving credit facility. The actual amounts available for borrowing under the revolving credit facility are based on 85 percent of accounts receivable meeting eligibility requirements plus the lesser of 75 percent of the appraised fair market value of our Fab 25 facility in Austin, Texas, and the maximum real estate loan amount (as defined in the agreement) minus reserves that limit the availability of credit under the agreement from time to time established by the agent in its reasonable credit judgment. Amounts borrowed under the revolving credit facility bear interest at a rate equal to the “base rate,” which is the prime rate publicly announced by the agent, or the London Interbank Offered Rate, or LIBOR, plus, in each case, a margin ranging from negative 0.25 percent to 0.50 percent for base rate loans and 1.25 percent to 2.0 percent for LIBOR loans. Borrowings under the revolving credit facility must be used to refinance existing indebtedness and for working capital purposes. The revolving credit facility will terminate and all outstanding borrowings must be repaid no later than September 19, 2010. We borrowed approximately $60 million under the revolving credit facility on September 19, 2005, a portion of which was used to pay off in full our July 2003 Spansion Term Loan. As of September 25, 2005, approximately $60 million was outstanding under this facility and bears interest at the rate of 6.75 percent. The amount is reflected as long-term debt on the consolidated balance sheet at September 25, 2005. The amount available under this facility was approximately $101 million as of September 25, 2005. We borrowed $30 million under the revolving credit facility on September 30, 2005. Since September 30, 2005 and through November 1, 2005, we have paid $90 million of the principal balance and interest outstanding under this facility.

Pursuant to the terms of the revolving facility credit agreement, and subject to exceptions, we and our subsidiaries are not permitted, among other things, to:

•	enter into any mergers, consolidations or sales of property (except for our reorganization that will occur in connection with this offering), or sales of inventory, equipment and assets except in the ordinary course of business;

•	make any distributions except for future distributions to Spansion Inc. in specified circumstances;

•	make investments, except for the purchase of inventory, equipment and intellectual property in the ordinary course of business, unless we meet minimum liquidity requirements consisting of availability under the revolving credit facility and domestic cash of at least $50 million prior to December 31, 2005 (or if earlier, the date of consummation of this offering) and $200 million thereafter, provided, however, that investments are limited to no more than a total of $50 million while the reduced minimum liquidity requirement is in place;

•	incur additional debt other than the debt to be incurred concurrently with this offering (including the notes being offered by Spansion LLC in a private placement), capital leases, debt incurred by our foreign subsidiaries, and in limited cases, loans to subsidiaries;

•	engage in transactions with affiliates unless in the normal course of business, negotiated at arms-length terms and the transactions are disclosed to the agent for the lenders;

•	incur any new liens except for equipment leases and loans; and

•	prepay any debt, except that debt of foreign subsidiaries may be prepaid by the applicable foreign subsidiary and we may prepay any debt as long as after such repayment, we meet minimum liquidity requirements consisting of availability under the revolving credit facility plus domestic cash of at least $250 million.

If the availability under the revolving credit facility is less than or equal to $35 million during a fiscal quarter, we will also be required to maintain EBITDA (as defined in the agreement), on a consolidated basis, on the last day of each of the fiscal quarter as follows:

Period Ending	EBITDA
(in thousands)
12/25/2005	$225,000
03/26/2006	300,000
07/02/2006	375,000
10/01/2006	450,000
12/31/2006	500,000

Beginning in 2007, the required EBITDA level will be determined by the agent based on our then current projections of our financial condition, results of operations and cash flows.

As security for amounts outstanding under the revolving credit facility, we pledged the stock of our domestic subsidiaries, the Fab 25 facility (other than production equipment contained therein), and all of our personal property. Our equipment, inventory, and intellectual property, as well as all assets and stock pledges of our foreign subsidiaries were excluded from the collateral securing the revolving credit facility.

Amounts outstanding under the revolving credit facility may become due and payable on demand upon the occurrence of specified events with respect to us, including, among other things: failure to pay any obligations under the revolving credit facility that have become due; breach of any representation or warranty; failure to report financial information to the agent; our failure to execute a guaranty in favor of the agent after the consummation of this offering and a joinder agreement pursuant to which we will become a party to this agreement; any default on third party debt of outstanding principal amount exceeding $25 million; filings or proceedings in bankruptcy; judgments or awards entered against us, of $10 million or more that remain for 30 days after the entry thereof; termination, revocation or voidance of any liens securing the obligations under the revolving credit facility, for any reason other than the failure by the agent to perfect its liens; a change of control by which a person or group would acquire more than 30 percent of the combined voting power of all then-issued and outstanding voting interests of us; and foreclosure on the Fab 25 facility.

Spansion Japan Term Loan

In September 2003, our third-party loans were refinanced from the proceeds of a term loan entered into between Spansion Japan and a Japanese financial institution. Under the agreement, the amounts borrowed bear an interest rate of TIBOR plus a spread that is determined by Fujitsu’s current debt rating and Spansion Japan’s non- consolidated net asset value as of the last day of its fiscal year. The interest rate was 0.86 percent as of September 25, 2005. Repayment occurs in equal, consecutive, quarterly principal installments ending in June 2007. As of September 25, 2005, approximately $85 million was outstanding under this term loan agreement. Fujitsu has guaranteed 100 percent of the amounts outstanding under this facility and AMD has agreed to reimburse Fujitsu for up to 60 percent of the amount paid out by Fujitsu under this guaranty. In addition, Spansion Japan’s assets are pledged to Fujitsu as security for AMD’s reimbursement obligation. The net book value of the pledged assets as of September 25, 2005 was approximately $264 million. Under this loan agreement, Spansion Japan is prevented from making distributions or dividends to us in specified situations. In addition, Spansion Japan is required to comply with the following financial covenants under accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month period during such fiscal year;

•	maintain an adjusted tangible net worth (as defined in the loan agreement), as of the last day of each fiscal quarter, of not less than 60 billion yen (approximately $534 million as of September 25, 2005);

•	maintain total net income plus depreciation, as of the last day of each fiscal year, as follows:

Period	Amount
(in thousands)
Fiscal 2005	$188,000
Fiscal 2006	174,000

•	ensure that as of the last day of any fiscal quarter, the ratio of (a) net income plus depreciation to (b) the sum of (i) interest expense for such period plus (ii) scheduled amortization of debt for borrowed money (as defined in the loan agreement) for such period, including lease rentals plus (iii) maintenance capital expenditures for Spansion Japan’s existing and after acquired real property and improvements at its manufacturing facilities located in Aizu-Wakamatsu, Japan, is not less than 120 percent for fiscal 2005 and fiscal 2006; and

•	Fujitsu must maintain 100 percent of the ownership of Fujitsu Microelectronics Holding, Inc.

In addition, Spansion Japan is subject to other covenants, including those that are applicable when Spansion Japan’s minimum cash balance is less than one billion yen and events of default that would cause all of the amounts outstanding under this agreement to become immediately due and payable that are substantially similar to the covenants and events of default in the Spansion Japan Revolving Loan Agreement. As of September 25, 2005, our cash balance was 9.3 billion yen (approximately $83 million as of September 25, 2005).

As of September 25, 2005, Spansion Japan was in compliance with these financial covenants.

Because amounts under the Spansion Japan Term Loan are denominated in yen, the U.S. dollar amounts are subject to change based on applicable exchange rates. We used the exchange rate as of September 25, 2005 of 112.35 yen to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

In contemplation of our reorganization from Spansion LLC to a corporate structure, we have obtained from the lenders a waiver with respect to the covenant that Fujitsu must maintain 100 percent ownership of Fujitsu Microelectronics Holding, Inc. This waiver expires on December 31, 2005. If we cannot amend the terms of, or arrange for a new facility to refinance, this indebtedness prior to December 31, 2005, borrowings thereunder will become due and payable as a result of this offering, and we will use a portion of the net proceeds from this offering to repay this indebtedness.

Spansion China Loan

During the second quarter of fiscal 2004, Spansion China entered into two revolving loan agreements with a local financial institution. Under the terms of the revolving foreign exchange loan agreement, Spansion China can borrow in U.S. dollars up to an amount of $18 million to be secured by Spansion China’s land use right and buildings on the land. Under the terms of the revolving renminbi (RMB) loan agreement, Spansion China can borrow up to RMB 120 million (approximately $15 million as of September 25, 2005). The interest rate on the U.S. dollar-denominated loans is LIBOR plus one percent, ranging from 3.04 percent to 3.94 percent for fiscal 2004 and the interest rates on the RMB-denominated loans are fixed at either 4.779 percent or 5.022 percent depending on the period the borrowings occur. The maximum term of each loan is 12 months from the date of each drawdown. As of September 25, 2005, the amount outstanding under the U.S. dollar-denominated loan agreement was approximately $12 million and the amount outstanding under the RMB-denominated loan agreement was approximately RMB 55 million (approximately $7 million as of September 25, 2005). This loan is secured by Spansion China’s assembly and test facility and its land use rights.

Subsequent to September 25, 2005, Spansion China repaid $12 million and RMB 55 million (approximately $7 million) of the principal balances outstanding under the revolving foreign exchange and RMB loan agreements.

Spansion China Bank Enterprise Cooperation Agreement

On December 1, 2005, Spansion China entered into a bank enterprise cooperation agreement with a local financial institution, effective as of October 24, 2005. Under the terms of the agreement, Spansion China may draw under two credit facilities, equal to U.S. $26 million and RMB 176 million (approximately $22 million as of October 24, 2005), respectively. Borrowings must be used for working capital purposes. The two credit facilities terminate on June 22, 2008. Pursuant to the bank enterprise cooperation agreement, Spansion China must execute a separate loan agreement each time it draws under either of the two credit facilities. The bank enterprise cooperation agreement was effective as of October 24, 2005 to incorporate prior draw downs not previously included in a master agreement. The interest rate for each loan denominated in RMB is a floating rate per annum and is initially set at the time each revolving loan agreement is entered into. For loans with terms that are five years or longer, the interest rate may thereafter be adjusted every 12 months at a rate equal to the benchmark rate published by the People’s Bank of China for RMB loans of the same term less a ten percent discount. The RMB denominated loan currently bears interest at 5.18 percent. The interest rate for each loan denominated in U.S. dollars is a floating rate per annum and is initially set at the time each revolving loan agreement is entered into. The interest rate is thereafter adjusted every six months at a rate equal to the six-month LIBOR plus one percent.

As of December 7, 2005, Spansion China borrowed approximately RMB 65.8 million (approximately $8.1 million), comprised of separate series of loans of RMB 7.0 million ( approximately $867,000, due November 15, 2006), RMB 41.0 million (approximately $5.1 million, due November 15, 2006), RMB 2.6 million (approximately $322,000, due November 28, 2006), RMB 2.2 million (approximately $272,000, due December 5, 2006), RMB 2.9 million (approximately $359,000, due December 5, 2006), RMB 6.2 million (approximately $768,000, due June 15, 2008), RMB 300,000 (approximately $37,000, due December 5, 2006), RMB 2.6 million (approximately $322,000, due December 5, 2006) and RMB 1.0 million (approximately $124,000, due August 15, 2007). The series of loans denominated in RMB bear interest at 5.18 percent. The dollar amounts for these RMB loans are calculated using an exchange rate as of December 7, 2005.

As of December 7, 2005, approximately $6.1 million was outstanding under the U.S. dollars credit facility. The outstanding loans denominated in U.S. dollars comprised of a series of loans of approximately $1.7 million, $430,000, approximately $2.8 million, $80,000 and $1.1 million, which are due August 15, 2007, August 15, 2007, November 15, 2006, December 5, 2006 and June 15, 2008, respectively. The series of the U.S. dollar denominated loans bear interest at 5.39 percent, 5.53 percent, 5.53 percent, 5.56 percent and 5.57 percent, respectively. These revolving loan agreements are unsecured. Under the terms of the agreements, Spansion China is, without the consent of the lender, prohibited from encumbering any of its major assets.

Spansion Japan Uncommitted Revolving Credit Facility

On November 28, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a Japanese financial institution in the aggregate principal amount of up to 3.0 billion yen (approximately $25 million as of November 28, 2005). Amounts borrowed under the facility bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.50 percent per annum. Borrowings must be used for working capital purposes and each borrowing must be repaid at the end of the base loan term, which may be a period of one, two or three months. The facility may be terminated by the financial institution with five days’ written notice if it experiences increased costs in connection to any borrowings by Spansion Japan, or if Spansion Japan gives five days’ written notice of termination.

Pursuant to the terms of the facility, Spansion Japan agreed not to pledge any security to secure its obligations or any third party’s obligations until the facility is terminated and all obligations are fulfilled by Spansion Japan. Amounts outstanding under the facility automatically become due and payable upon the occurrence of specified events with respect to Spansion Japan, including: suspension of any payment by Spansion Japan; filings or proceedings in bankruptcy; corporate reorganization procedures, corporate rearrangement, special liquidation or other similar legal procedures; a resolution for Spansion Japan’s dissolution; the winding up of Spansion Japan’s business; or if any attachment has been ordered with respect to Spansion Japan’s accounts receivables. In addition, amounts under the facility may become due and payable upon demand upon the occurrence of specified events with respect to Spansion Japan, including: failure to pay any obligation under the facility; any breach of Spansion Japan’s representations and warranties made in connection with the facility; failure to cure within 14 days any breach of Spansion Japan’s obligations under the facility; any order or notice of attachment or the commencement of any auction procedure with respect to properties that are the subject of security offered by Spansion Japan; the inability to satisfy payment obligations of any of Spansion Japan’s debt or guaranty obligations for the benefit of a third party in excess of 10 million yen becomes due and payable; the suspension of business by Spansion Japan or under the order of government authority; and the occurrence of a reasonable and probable cause that necessitates the preservation of the lender’s rights under the facility.

Capital Lease Obligations

As of September 25, 2005, we had aggregate outstanding capital lease obligations of approximately $159 million. Obligations under these lease agreements are collateralized by the assets leased and are payable through 2008. Leased assets consist principally of machinery and equipment. AMD and Fujitsu have guaranteed approximately $49 million and $25 million of our aggregate outstanding capital lease obligations as of September 25, 2005.

On July 16, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for equipment in the amount of 12 billion yen (approximately $100 million on July 16, 2003) of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $168 million. We recognized an immediate loss of approximately $18 million on the transaction equal to the difference in the fair market value of the equipment and its net book value at the time of the transaction. We also recorded a deferred loss on the balance sheet of approximately $50 million, the difference between the remaining book value of the equipment after the immediate loss recognized and the proceeds from the sale-leaseback transaction. This deferred loss is being amortized over the term of the lease in proportion to the amortization of the underlying leased assets. AMD and Fujitsu each guaranteed 50 percent of the outstanding obligations under the agreements. As of September 25, 2005, the outstanding obligation under the lease agreement was approximately $33 million.

On September 15, 2003, we entered into a sale-leaseback transaction with a third-party financial institution for equipment in the amount of approximately $79 million of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $78 million. This transaction did not result in a significant gain or loss. As of September 25, 2005, the outstanding obligation under the lease agreement was approximately $22 million.

On September 26, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for equipment in the amount of approximately 7 billion yen (approximately $63 million on September 26, 2003) of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $64 million. This transaction did not result in a significant gain or loss. As of September 25, 2005, the outstanding obligation under the lease agreement was approximately $22 million.

In January 2005, Spansion Japan entered into a sale-leaseback transaction for certain semiconductor manufacturing equipment in the amount of approximately 8.2 billion yen (approximately $78 million based on the exchange rate as of January 7, 2005). This transaction did not result in a significant gain or loss. At the expiration of the lease term, Spansion Japan has the option to purchase the equipment at an agreed upon price, which we have determined to be a bargain purchase option. In addition, Spansion Japan can renew the lease if the lessor and Spansion Japan both agree upon the renewal terms not later than six months prior to the expiration of the lease term. During the term of the lease, Spansion Japan is required to comply with financial covenants that are substantially similar to the financial covenants in the Spansion Japan Term Loan. As of September 25, 2005, the outstanding lease obligation under this agreement was approximately $53.7 million (based on a foreign exchange rate of one U.S. dollar to 112.35 Japanese yen). In contemplation of our reorganization from Spansion LLC to a corporate structure, we have obtained from the lenders a waiver with respect to the covenant that Fujitsu must maintain 100 percent ownership of Fujitsu Microelectronics Holding, Inc. This waiver expires on December 31, 2005. If we cannot amend the terms of, or arrange for a new facility to refinance, this borrowing arrangement prior to December 31, 2005, then borrowings thereunder will become due and payable as a result of this offering, and we will use a portion of the net proceeds from this offering to repay such borrowings.

Operating Lease

Subsequent to September 25, 2005, we entered into sale-leaseback transactions with a third-party financial institution for semiconductor manufacturing equipment in the amount of approximately $78 million. These transactions did not result in significant gains or losses. We accounted for these leases as operating leases.

Other Financial Matters

Short-Term and Long-Term Liquidity

We are committed to draw down 3.0 billion yen (approximately $25 million as of December 7, 2005) under our Spansion Japan Uncommitted Revolving Credit Facility on December 9, 2005.

Our primary future cash needs on a recurring basis will be working capital, capital expenditures and debt service. In the first nine months of fiscal 2005, our capital expenditures were $324 million, and we expect to spend approximately an additional $195 million in the remainder of the fiscal year. Assuming the completion of this offering and the private placement of senior unsecured notes by Spansion LLC, we expect our capital expenditures for fiscal 2006 will be between $800 million and $950 million.

Our ability to fund our cash needs will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive and other factors, such as those discussed in “Risk Factors,” many of which are beyond our control. Should we require additional funding, such as to satisfy our short-term and long- term debt obligations when due or to make additional capital investments, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity services. We cannot assure you that such funding will be available in needed quantities or on terms favorable to us.

Concurrently with the consummation of this offering, Spansion LLC, our indirect wholly-owned subsidiary intends to issue $400 million aggregate principal amount of senior unsecured notes in a private placement. We intend to apply the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings, including all amounts owed under our promissory notes to AMD and Fujitsu. The completion of sale of the notes is a condition to the completion of this offering.

We believe that the net proceeds of this offering and the concurrent private placement of notes by Spansion LLC, our indirect wholly-owned subsidiary, together with anticipated cash flows from operations and current cash balances, available external financing and our existing credit facilities, will be sufficient to fund working capital requirements, capital investments, debt service and operations and meet our needs over at least the next twelve months.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to our revenues, inventories, asset impairments and income taxes. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Our historical results have been materially consistent with management’s expectations. Actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

We believe the following critical accounting policies are the most significant to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Reserves

We record a provision for estimated sales returns and allowances on product sales and a provision for estimated future price reductions in the same period that the related revenues are recorded. We base these estimates on actual historical sales returns, allowances, historical price reductions, market activity, and other known or anticipated trends and factors. These estimates are subject to management’s judgment, and actual provisions could be different from our estimates and current provisions, resulting in future adjustments to our revenues and operating results.

Inventory Valuation

At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analysis of sales levels by product and projections of future demand. These projections assist us in determining the carrying value of our inventory and are also used for near-term factory production planning. We do not value inventories on hand in excess of forecasted demand of six months. In addition, we write off inventories that we consider obsolete. We adjust remaining specific inventory balances to approximate the lower of our standard manufacturing cost or market value. Among other factors, management considers forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining obsolescence and net realizable value. If we anticipate future demand or market conditions to be less favorable than our projections as forecasted, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made. This would have a negative impact on our gross margins in that period. If in any period we are able to sell inventories that were not valued or that had been written down in a previous period, related revenues would be recorded without any offsetting charge to cost of sales, resulting in a net benefit to our gross margin in that period.

Impairment of Long-Lived Assets

We consider no less frequently than quarterly whether indicators of impairment of long-lived assets are present. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used. If these or other indicators are present, we determine whether the estimated future undiscounted cash flows attributable to the assets in question are less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. We may incur impairment losses in future periods if factors influencing our estimates of the undiscounted cash flows change.

Income Taxes

As Spansion LLC, we are a Delaware limited liability company that has elected to be treated as a partnership for U.S. federal tax reporting purposes, and therefore we are not a U.S. taxable entity. Following our reorganization into Spansion Inc., we will be treated as a corporation for U.S. federal tax reporting purposes and will be a U.S. taxable entity. Our foreign subsidiaries are wholly owned and are taxable as corporations in their respective foreign countries of formation. In determining taxable income for financial statement reporting purposes, we must make estimates and judgments. These estimates and judgments are applied in the calculation of specific tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. We must assess the likelihood that we will be able to recover our deferred tax assets. Unless recovery of these deferred tax assets is considered more likely than not, we must increase our provision for taxes by recording a charge to income tax expense, in the form of a valuation allowance, for the deferred tax assets that we estimate will not ultimately be recoverable. We consider past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment by the relevant tax jurisdiction. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result. We anticipate that our effective tax rate for fiscal 2006 will be approximately 30 percent.

Pension and Postretirement Benefits

We have significant pension benefit costs and credits that are developed from actuarial valuations. The actuarial valuations require assumptions and methods which must be used to develop the best estimate of the benefit costs. These valuation assumptions include salary growth, long-term return on plan assets, discount rates and other factors. The salary growth assumptions reflect our future and near-term outlook for salary growth within the industry. Long-term return on plan assets is determined based on historical results in the debt and equity markets and management’s expectation of the current economic environment and the allocation target and expected future yields of each asset class. The discount rate assumption is based on current investment yields on Japanese government long-term bonds, as no deep corporate market exists for high quality corporate debt instruments. Actual results that differ from these assumptions are accumulated and amortized over the future life of the plan participants. See Note 13 of Notes to Consolidated Financial Statements for an explanation of the pension assumptions. While we believe that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the pension costs and obligations.

Qualitative and Quantitative Disclosure About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. In order to reduce this interest rate risk, we usually invest our cash in investments with short maturities. As of December 26, 2004, substantially all of our investments in our portfolio were short-term investments and consisted of short-term money market auction rate preferred stocks.

As of December 26, 2004, approximately half of the principal amounts outstanding under our unrelated third party debt obligations were fixed rate and long-term. With respect to our related party debt, approximately half was fixed rate and 70 percent was long-term as of such date. We continually monitor market conditions and enter into hedges when appropriate. We do not currently have any hedges of interest rate risk in place. We do not use derivative financial instruments for speculative or trading purposes.

Default Risk

We mitigate default risk by investing in only high credit quality securities and by constantly positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

The following table presents the cost basis, fair value and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations as of December 26, 2004 and comparable fair values as of December 28, 2003:

	2005	2006	2007	2008		2009		Thereafter		Total	2004 Fair Value	2003 Fair Value
	(in thousands, except for percentages)
Investment Portfolio
Cash Equivalents:
Fixed rate amounts	$29,958	$—	$—		$—		$—		$—	$29,958	$29,958	$—
Weighted-average rate	2.32%	—	—		—		—		—	2.32%	2.32%	—%
Variable rate amounts	$35,000	—	—		—		—		—	$35,000	$35,000	$148,757
Weighted-average rate	2.11%	—	—		—		—		—	2.11%	2.11%	—%
Short-term investments:
Variable rate amounts	$57,950	—	—		—		—		—	$57,950	$57,950	$—
Weighted-average rate	2.35%	—	—		—		—		—	2.35%	2.35%	—%

Total Investment Portfolio	$122,908	$—	$—		$—		$—		$—	$122,908	$122,908	$148,757

Debt Obligations:
Debt to members—fixed rate amounts	$77,158	$144,964	$1,518		$1,518		$252		$—	$225,410	$225,410	$254,085
Weighted-average rate	6.03%	6.99%	5.90%		5.90%		5.90%		—%	6.65%	6.65%	5.88%
Debt—variable rate amounts	$106,322	$63,423	$34,742		$—		$—		$—	$204,487	$204,487	$240,426
Weighted-average rate	3.69%	2.63%	1.11%		—%		—%		—%	2.93%	2.93%	2.32%
Debt to members—variable rate amounts	$40,000	$120,000	$—		$—		$—		$—	$160,000	$160,000	$160,000
Weighted-average rate	6.17%	6.17%	—%		—%		—%		—%	6.17%	6.17%	5.77%
Capital leases	$96,496	$82,661	$4,543	$		$		$		$183,700	$182,248	$244,461
Weighted-average rate	4.77%	3.83%	7.84%		—%		—%		—%	4.43%	4.43%	5.27%

Total Debt Obligations	$319,976	$411,048	$40,803		$1,518		$252		$—	$773,597	$772,145	$898,972

Foreign Exchange Risk

As a result of our foreign operations, we have sales, expenses, assets and liabilities that are denominated in Japanese yen. For example,

•	some of our manufacturing costs are denominated in yen, Chinese renminbi and other foreign currencies such as the Thai baht and the Singapore dollar;

•	sales of our products to Fujitsu are denominated in yen; and

•	some fixed asset purchases are denominated in yen.

As a consequence, movements in exchange rates could cause our net sales and our expenses to fluctuate, affecting our profitability and cash flows. We use foreign currency forward contracts to reduce our exposure to foreign currency exchange rate fluctuations. The objective of these contracts is to minimize the impact of foreign currency exchange rate movements on our operating results and on the cost of capital asset acquisitions. We do not use these contracts for speculative or trading purposes.

We had an aggregate of $10.5 million (notional amount) of short-term foreign currency forward contracts denominated in Japanese yen outstanding as of December 26, 2004.

Unrealized gains and losses related to the foreign currency forward contracts for fiscal 2004 were not material. We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of these instruments in the future. However, we cannot assure you that these strategies will be effective or that transaction losses can be minimized or forecasted accurately. In particular, we generally cover only a portion of our foreign currency exchange exposure. Moreover, we determine our total foreign currency exchange exposure using projections of long-term expenditures for items such as equipment and materials used in manufacturing. We cannot assure you that these activities will eliminate foreign exchange rate exposure. Failure to eliminate this exposure could have an adverse effect on our business, financial condition and results of operations.

In addition, even where revenues and expenses are matched, we must translate yen denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar versus the yen will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheet, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets, liabilities and stockholders’ equity and members’ capital.

The following table provides information about our foreign currency forward contracts as of December 26, 2004 and December 28, 2003. All of our foreign currency forward contracts mature within the next 12 months.

	As of Dec. 26, 2004			As of Dec. 28, 2003
	Notional Amount	Average Contract Rate	Estimated Fair Value	Notional Amount	Average Contract Rate	Estimated Fair Value
	(in thousands, except contract rates)
Foreign currency forward contracts: Japanese yen	$10,542	¥104.34	$(73)	$—	¥—	$—

BUSINESS

Our Company

We are one of the largest Flash memory providers and the largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. For fiscal 2004 and the first nine months of fiscal 2005, our net sales were $2.3 billion and $1.4 billion. Our net losses for these periods were $20 million and $257 million. According to market research firm iSuppli, in 2004 we were the largest supplier of NOR Flash memory, with a 25.9 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 15.1 percent market share, based on end sales of our products by AMD and Fujitsu, who have acted as our sole distributors. In the first six months of 2005, based on iSuppli quarterly data, we were the second largest supplier of NOR Flash memory, with a 24.9 percent market share, which again made us one of the largest suppliers for the overall Flash memory market, with an 11.5 percent market share, based on end customer sales. Our Flash memory is incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripherals. Our products are integrated into products from many of the top original equipment manufacturers, or OEMs, in each of these markets, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. We believe we owe our position to our leading-edge technology, including our proprietary MirrorBit technology, our broad product portfolio derived through continued customer-centric innovation, and our advanced manufacturing capabilities, systems-level solutions and customer relationships. We operate four Flash memory wafer fabrication facilities, or fabs, four assembly and test sites and a development fab, known as our Submicron Development Center, or SDC. We are headquartered in Sunnyvale, California, with Japanese headquarters in Tokyo, Japan, and as of November 20, 2005, we employed approximately 8,300 people worldwide.

Our History

We were originally organized as a Flash memory manufacturing venture of AMD and Fujitsu in 1993 named Fujitsu AMD Semiconductor Limited, or FASL. The primary function of FASL was to manufacture and sell Flash memory wafers to AMD and Fujitsu, who in turn converted the Flash memory wafers into finished Flash memory products and sold them to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities and provided FASL with various support and administrative services.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to: achieve economies of scale; add additional Flash memory wafer fabrication capacity; include assembly, test, mark and pack operations; include research and development capabilities; and include various marketing and administrative functions. To accomplish these goals, in 2003, AMD and Fujitsu reorganized our business as a Flash memory company called FASL LLC, later renamed Spansion LLC, by integrating the manufacturing venture with other Flash memory assets of AMD and Fujitsu. Since this reorganization, we have manufactured and sold finished Flash memory devices to customers worldwide through our two sole distributors, AMD and Fujitsu.

AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005. Although the transition of some related support functions, including booking and billing, is still underway, we expect to sell to customers directly as well as through distributors. We also agreed with Fujitsu that Fujitsu will remain our sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions.

FASL	è	Spansion LLC	è	Spansion Inc.
Manufacturing Venture		AMD / Fujitsu Flash Memory Company		Public Standalone Flash Memory Company

|		|		|
➢
|		|		|
March 1993		July 2003		Planned

• Flash memory wafers sold to AMD and Fujitsu		• Finished Flash memory products sold through AMD and Fujitsu as sole distributors • Dedicated research and development, marketing and administrative functions		• Dedicated sales force • Fujitsu sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions

Our Industry

Consumers are increasingly demanding access to digital content through sophisticated communications equipment, consumer electronic products and automotive electronics. People now expect to instantly access, store and interact with multimedia content, including photos, music, video and text files using such products as mobile phones, digital cameras, DVD players, set top boxes, or STBs, MP3 players and automotive electronics such as navigation systems. This demand is driving a rapid transition to digital storage media and away from traditional storage media such as film, tape or CDs. For example, unit sales of mobile handsets with built-in digital cameras now exceed sales of standalone film-based cameras, and these handsets increasingly include MP3 digital audio playback capability as well. The primary semiconductor component used to store and access this kind of digital content is Flash memory, and as a result, Flash memory has become one of the most critical components of electronic products.

Flash memory differs from other types of memory due to its ability to retain stored information after power is turned off. Most electronic products use Flash memory to store important program instructions, known as code, as well as multimedia or other digital content, known as data. Code storage allows the basic operating instructions, operating system software or program code to be retained, which allows an electronic product to function, while data storage allows digital content, such as multimedia files, to be retained. For example, Flash memory in camera phones retains the program code, which enables users to turn on and operate the phone, and also stores data such as digital pictures. There are two major architectures of Flash memory in the market today: NOR Flash memory, which is used for code and data storage in mobile phones and primarily for code storage in consumer electronics, and NAND Flash memory, which is primarily used for data storage in solid-state removable memory applications, such as compact Flash cards and USB drives, and is starting to be used in some high-end mobile phones, and embedded applications.

Flash Memory Market Overview

Flash memory is one of the largest semiconductor markets, and according to iSuppli, it reached total worldwide sales of $15.9 billion in 2004, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. For the first six months of 2005, total worldwide sales reached $8.1 billion, of which 46.3 percent was classified as NOR-based Flash memory products and 53.7 percent was classified as sales of NAND-based Flash memory products. During 2003, 2004 and the first six months of 2005, sales of NAND-based Flash memory products grew at a higher rate than sales of NOR-based Flash memory products. We expect this trend to continue in the foreseeable future. iSuppli projects that sales of NAND-based Flash memory products will grow by 40 percent from 2004 to 2005 and grow at a 13 percent compound annual growth rate from 2005 to 2009, while sales of NOR-based Flash memory products will decline by 16 percent from 2004 to 2005 and grow at a four percent compound annual growth rate from 2005 to 2009. Because to date we have sold only NOR-based Flash memory products, this trend could materially adversely affect us if we are unsuccessful in executing our strategy described below.

The Flash memory market can be divided into three major categories based on application: wireless, embedded and removable storage. Portable, battery-powered communications applications are categorized as “wireless,” and solid-state removable memory applications are categorized as “removable storage.” All other applications, such as consumer and automotive electronics, are categorized as “embedded.” In 2004, and in the first six months of 2005, the wireless category of the Flash memory market, which primarily consists of mobile phones, represented the largest market for NOR Flash memory, according to iSuppli. Sales by our distributors to end customers in the wireless category drove a majority of our sales in fiscal 2004 and in the first nine months of fiscal 2005. The following table illustrates the market size, applications and primary use for Flash memory in each of the three Flash memory categories.

Category	Applications	2004 Market Size(1)	Primary Use
Wireless	• Mobile phones • Smartphones	$6.1 billion	Mixed code and data storage
Embedded	• Consumer electronics • Automotive electronics • PC peripherals • Networking and telecom equipment (excluding mobile phones) • Industrial, medical and military products	$4.4 billion	Mostly code and some data storage
Removable Storage	• USB drives • Memory cards	$5.4 billion	Data storage

(1)	Source: iSuppli, March 2005.

Overall, the Flash memory market has grown significantly over the past six years, from worldwide sales of $2.9 billion in 1998 to $15.9 billion in 2004. iSuppli projects that the Flash memory market will reach sales of $24.4 billion in 2009, representing a compound annual growth rate of nine percent from 2004 to 2009. We believe much of this growth in the Flash memory market will be driven by the following trends:

Growth in unit shipments and Flash memory content of mobile phones.    According to Gartner, worldwide mobile phone shipments are expected to increase from 674 million units in 2004 to 1,042 million units in 2009, representing a compound annual growth rate of 9.1 percent over the period. In addition, mobile phones are becoming increasingly complex as communications, computing and entertainment functions continue to converge onto a single handset. As a result, Flash memory content per mobile phone is growing to accommodate increased storage requirements for data applications, such as music downloads and pictures, as well as the higher-complexity program code associated with advanced mobile phones that include features such as color displays, global positioning systems, internet services and built-in cameras. According to Web-Feet Research, average Flash content per mobile phone as measured in megabits, is projected to grow over 960 percent from 2004 to 2009.

Growth in unit shipments and Flash memory content for embedded applications.    Demand for digital content is driving significant growth in the consumer electronics market. According to Gartner, aggregate unit sales of digital consumer products such as digital cameras, DVD players, digital televisions and STBs are expected to grow from 255 million units in 2004 to 522 million units in 2009, representing a compound annual growth rate of 15.4 percent. Consumer electronics products are also expected to increase in complexity, requiring larger amounts of Flash memory. Flash memory is also increasingly embedded in a variety of other applications, such as automotive engine control, navigation and entertainment systems, and PC peripherals such as printers and fax machines.

Proliferation of removable storage products.    The widespread adoption of digital cameras and the increasing demand for portable access to digital content are driving the considerable growth of removable storage products such as Flash memory cards and universal serial bus, or USB, drives. iSuppli projects aggregate unit sales of Flash memory cards and USB drives to increase from 473 million units in 2005 to 1,264 million units in 2009, representing a compound annual growth rate of 27.8 percent.

Flash Memory Customer Requirements

Flash memory is used across a wide spectrum of applications. Within each of the wireless, embedded and removable storage Flash memory market categories, customer and application needs are influenced by whether the application will predominantly require code storage, data storage or a combination of the two. Traditional criteria by which Flash memory customers evaluate Flash memory products include:

Density.    Refers to the amount of content that can be physically stored and is measured in bits. Higher densities allow Flash memory customers to increase the amount of memory storage capacity on their electronic products. Code storage in most customer products typically requires lower densities–from 1 megabit to 512 megabits–while data storage typically requires higher densities–from 64 megabits to 1 gigabit in mobile phones, and up to 32 gigabits for removable storage applications.

Cost Per Bit.    Refers to the cost of Flash memory relative to its storage capacity in bits. Customers in the removable storage category have traditionally been the most cost-conscious.

Performance (Read/Write).    Read performance refers to how quickly a Flash memory device can access its program code or stored content, which can impact the overall operating performance of electronic products. For example, read performance impacts how long it takes to turn on a mobile phone. Write performance refers to how quickly a Flash memory device can store or save information, such as how long it takes to store a picture. Applications that primarily use Flash memory for code storage purposes, such as automotive electronics, typically require higher read performance. Applications that primarily use Flash memory for data storage, such as camera phones, typically require higher write performance.

Reliability.    Refers to attributes such as the length of time data is retained once stored on Flash memory, the durability of the Flash memory device in extreme environmental conditions and the number of times information can be saved to and erased from the device. Reliability is most critical in applications that primarily use Flash memory for code storage purposes. For example, in wireless and embedded applications, even a single bit failure in a Flash memory device used for code storage can lead to the failure of the overall system.

Power Consumption.    Refers to the amount of power consumed in an electronic product at industry standard voltage levels, ranging from 1.8 to 5.0 volts. Lower power consumption enables longer lasting battery life. Low-voltage Flash memory devices are particularly important in the wireless category.

In addition to having product-specific requirements, we believe Flash memory customers are increasingly relying on Flash memory suppliers to offer value-added solutions beyond the traditional criteria of the Flash memory components. Examples include:

•	systems-level knowledge and software-based solutions to help customers differentiate their products, get to market quickly, reduce costs and improve performance;

•	complete memory subsystems integrating various types of memory components into a variety of multi-chip-products, or MCPs, and Package-on-Package, or PoP, solutions;

•	platform-based designs which ensure interoperability with a broad range of other system hardware and software components;

•	scalable product offerings for both the wireless and embedded categories that offer a wide range of both standalone and MCP products utilizing common software and are available in a single package footprint;

•	extended availability—sometimes up to ten years—of some products used in automotive and telecommunications applications; and

•	broad product portfolios extending throughout low, mid-range and high densities with a variety of interface and performance options.

Customers in the wireless and embedded categories have historically chosen NOR-based Flash memory products because NOR’s fast read performance and superior reliability are better suited for program code storage in both mobile phones and consumer electronics, as well as mixed code and data storage functions in mobile phones. More recently, however, the need for greater data storage capacity in high-end mobile phones has resulted in some mobile phone manufacturers choosing NAND-based Flash memory products to address their data storage needs, because NAND-based Flash memory has historically offered higher density, faster write speeds and lower costs as compared to NOR-based Flash memory. For similar reasons, customers in the removable storage category have historically chosen NAND-based Flash memory products.

We believe Flash memory customers would prefer to select products meeting the exact density, cost, reliability, performance and power consumption requirements for their code and data storage applications irrespective of NOR/NAND architecture. In addition, we believe customers will increasingly seek Flash memory providers that have the ability to add value beyond the Flash memory component itself.

Our Approach

We serve the wireless and embedded categories of the Flash memory market where high reliability, a full range of densities, fast read performance and value-added solutions are important. Our products, which are currently based on NOR Flash memory architecture, utilize traditional floating gate technology as well as our MirrorBit technology. Floating gate is the conventional technology that is used by most Flash memory companies today. MirrorBit technology is our proprietary technology that takes a fundamentally different approach from floating gate technology, with lower overall manufacturing costs and higher yields. We introduced our first product based on MirrorBit technology in July 2002. While products based on our floating gate technology comprised a substantial portion of our net sales in fiscal 2004, sales of MirrorBit technology-based products increased to approximately 24 percent of total net sales during the third quarter of fiscal 2005.

We intend to leverage our MirrorBit technology to strengthen our position as a market leader in the wireless and embedded categories of the Flash memory market, as well as expand into new markets not traditionally served by Flash memory. We believe MirrorBit technology will allow us to continue to serve these markets with a full range of products meeting the density, low cost-per-bit, superior reliability and high read and write performance required by these market categories. We also believe MirrorBit technology has the capability to integrate logic functions as the foundation for new types of value-added memory solutions. Furthermore, we believe platform design will increasingly be done by silicon manufacturers in conjunction with ODMs, OEMs and other silicon partners. We believe we are well positioned to take advantage of this trend and plan to continue to grow our value-added offerings through system-level design and software support, scalable platform-based solutions and continued close collaboration with other semiconductor and software companies.

Our Strengths

We believe we have the attributes that are necessary for long-term success in the Flash memory industry, including the following:

Proprietary MirrorBit Technology.    MirrorBit is our proprietary technology which stores two bits of data in a single memory cell, doubling the density of each memory cell over single-level cell floating gate technologies. Our current family of products based on MirrorBit technology features densities from 16 megabits to as high as 512 megabits, and we plan to scale our MirrorBit products to higher densities in the future. MirrorBit technology also allows us to offer a broad range of product configurations with the advantages of NOR architecture, including high read performance and superior reliability. Compared to competitive two-bit-per-cell floating gate technology, MirrorBit technology has a simpler cell architecture that requires fewer manufacturing steps and supports higher yields, resulting in lower costs. With densities and a cost structure comparable with

NAND at an equivalent process technology node, we believe MirrorBit technology will allow us to compete in some portions of the Flash memory market that would otherwise be served by NAND-based Flash memory. We believe MirrorBit is a differentiated technology that we believe will help us to retain and enhance our leadership position.

Broad Product Offerings.    We currently produce the industry’s broadest range of NOR-based Flash memory products using both floating gate and MirrorBit technologies. Our traditional NOR Flash memory product portfolio ranges from 1 to 512 megabits, with voltages from 1.8 to 5 volts and a breadth of performance options. This range of offerings supports common software interfaces and packaging footprints, allowing customers to more easily utilize our broad product portfolio and in some cases choose us as a single source supplier.

Customer-Centric Innovation.    We work with customers to identify evolving needs and new applications in order to develop innovative products and features. For example, we developed a Flash memory-based security feature set called Advanced Sector Protection, or ASP. We originally designed ASP for the automotive sector to prevent the unauthorized alteration of a car’s engine and transmission control systems to increase performance, thus enhancing consumer safety and protecting auto manufacturers from fraudulent warranty claims. This hardware-based security solution also protects devices such as mobile handsets against viruses while protecting wireless network operators and cable and satellite service providers against cloning and signal theft. Another innovation, which we developed for mobile phone OEMs, is our simultaneous read-write architecture, or SRW, which significantly improves system performance by enabling the Flash memory to simultaneously read and write. For example, a mobile camera-phone with SRW can simultaneously receive a call and store a digital photograph.

Systems-Level Solutions, Alliances and Support.    We have invested significant systems and engineering resources to establish alliances with other semiconductor and software companies, create innovative development tools and testing environments and bring our significant memory subsystems expertise to customers. For example, we collaborated with ARM to create PISMO, a processor-peripheral interface standard for development platforms that accelerates customer evaluation of peripheral hardware including memory sub-systems. In addition, we are working with leading baseband suppliers to develop reference platforms and improve mobile platform performance, create smaller form factors and lower system cost based on mutual product optimization. For example, we recently worked with Philips to develop pre-validated memory subsystems for mobile phone platforms designed around Philips’ base band offerings.

Advanced Manufacturing, Lithography and Packaging Capabilities.    We have developed advanced Flash memory manufacturing capabilities. We operate four dedicated manufacturing Flash memory wafer fabs and a development fab to accelerate the introduction of next-generation technologies. We were the first NOR Flash memory manufacturer to transition to 110-nanometer geometries, and we plan to be in production on 90-nanometer geometries in the first half of fiscal 2006. In addition, we have leading-edge packaging capabilities, including MCP and PoP, in our assembly and test facilities in Malaysia, Thailand and China. In 2004, we assembled, tested and shipped almost 700 million Flash memory products. These packaging capabilities better position us to capitalize on emerging trends such as demand for smaller form factors and complete memory subsystems.

Largest Dedicated Flash Memory Player with a Leading Market Position.    With total assets of $2.9 billion as of December 26, 2004, net sales of $2.3 billion for fiscal 2004 and a global team of approximately 8,300 employees as of November 20, 2005, we are one of the largest Flash memory providers and the largest company focused exclusively on the development and manufacture of Flash memory. According to iSuppli, in 2004 we were the largest NOR Flash memory supplier, with a 25.9 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 15.1 percent market share, based on end customer sales. In the first six months of 2005, based on iSuppli quarterly data, we were the second largest supplier of NOR Flash memory, with a 24.9 percent market share, which again made us one of the largest suppliers for the overall Flash memory market, with an 11.5 percent market share, based on end customer sales.

Because we focus exclusively on Flash memory, we generally do not compete with our partners or Flash memory customers and therefore are well positioned to work with them to jointly develop products and collaborate freely on future technology roadmaps. We currently serve the global Flash memory market with design and manufacturing facilities located worldwide. Our local presence in many markets, such as the United States, Japan, Korea and China, enables us to effectively capitalize on the latest industry trends and customer needs to develop and position our products accordingly.

Our Strategy

Our goal is to leverage our proprietary MirrorBit technology, broad product offerings, customer-centric innovation, systems-level solutions, advanced technological capabilities and strong market position to grow our leadership position in the wireless and embedded categories of the Flash memory market and enter new markets not traditionally served by Flash memory. To achieve these goals, we are pursuing the following key strategies:

Capitalize on Our Leadership Position.    We plan to use our position as a market leader to increase our share in the wireless and embedded categories of the Flash memory market. Our products are integrated into products from many of the top OEMs in these categories, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. These OEM relationships provide us with insight into the latest industry trends and customer needs and enable us to develop and position our product offerings to ensure that we meet future customer demands. We believe we have the ability to maintain our top-tier relationships as well as broaden our customer base, particularly in the embedded category.

Bridge the NOR/NAND Divide.    We are developing a new architecture called ORNAND based on our MirrorBit technology that we believe will allow us to offer products that draw from among the best features of both NOR and NAND architectures and will be an important part of our strategy to address data storage applications within the wireless and embedded categories of the Flash memory market, which are currently primarily served by NAND-based Flash memory products. Because our ORNAND architecture is based on our MirrorBit technology, we expect that our products based on the ORNAND architecture will have the ability to scale to high densities at competitive costs. We believe that ORNAND will allow us to better capitalize on growing demand for data storage applications primarily in the wireless category. We have also demonstrated MirrorBit technology’s ability to store four bits-per-cell with a working proof-of-concept, which we refer to as QuadBit. If successful, we believe our QuadBit technology would enable us to target a portion of the removable storage category.

Enter New Markets Not Traditionally Served by Flash Memory.    By leveraging the low cost structure of our MirrorBit technology, we intend to develop a diverse range of products that meets the needs of a broader range of customer requirements in areas not traditionally served by Flash memory. For example, the low cost structure of MirrorBit technology enabled us to enter the ROM business with a family of devices for applications where the code is not expected to change. In these applications, customers can prototype their code with our MirrorBit technology-based NOR products, then switch to our MirrorBit technology-based ROM products when the final system goes into production. The MirrorBit technology-based ROM products feature the same packaging footprints as our MirrorBit technology-based NOR products, accelerating time to market for customers who choose our products for both Flash prototyping and MirrorBit technology-based ROM products for final production.

In addition, we believe that MirrorBit technology has the capability to integrate logic functions within high-density arrays of Flash memory, which will enable us to create new types of products not available on the market today. We are collaborating with a range of strategic partners to develop such products which would allow us to better address markets including wireless communications and security.

Continue to Develop Systems-Level Solutions and Provide Increasing Value to Customers.    We intend to work with customers and with complementary silicon and software providers at the architecture level to optimize entire systems that incorporate Flash memory. Moreover, we intend to leverage the expertise of our dedicated software team to allow customers to upgrade, reduce costs or otherwise modify existing products quickly and easily, without requiring them to redesign circuit boards or rewrite software. We also plan to increase our level of support and design services to continue to build customer loyalty. By continuing to offer architectural and systems-level knowledge, we believe we can strengthen our position as a trusted supplier in the Flash memory market.

Leverage Our Manufacturing and Technology Expertise.    We plan to continue to migrate toward smaller geometries, such as 90 and 65 nanometers, and larger silicon wafers, such as 300-millimeter wafers. In order to meet anticipated demand for Flash memory, we plan to add 300-millimeter wafer manufacturing capacity in 2007, although our board of directors has not yet approved a definitive capital expenditure plan for achieving such capacity. We believe that the use of smaller geometries and larger wafers will contribute to lower manufacturing cost-per-unit at a given product density, particularly at higher memory densities. In addition to developing leading-edge capacity and technology, we are also focused on optimizing output of Flash memory from our mature, depreciated fabs, JV1 and JV2, with products targeted for the low to mid density embedded category. We also have recently entered into an agreement with Taiwan Semiconductor Manufacturing Company, or TSMC to augment our internal production capacity for our 110-nanometer MirrorBit technology. Under the agreement, TSMC will supply foundry manufacturing capacity for our family of high density WS, GL and PL products based on 110-nanometer MirrorBit technology for use in the wireless and embedded categories of the Flash memory market.

Key Technology and Product Building Blocks

Our products encompass a broad spectrum of densities, features and capabilities for the diverse applications and customer needs we address. The characteristics of our products are derived from five basic building blocks: technology, architecture, features, interface and packaging, as illustrated below, each of which is significant in creating the final product and together provides Flash memory customers the opportunity for differentiation. Furthermore, our product building blocks, coupled with our software capabilities, enable us to add value beyond traditional Flash memory components.

*	Currently under development.
**	SRW and ASP refer to Simultaneous Read/Write and Advanced Sector Protection.

Our Technology

Flash memory technology refers to the structure of an individual memory cell or transistor. Our products are based on two technologies today: single bit-per-cell floating gate technology and our proprietary two-bit-per-cell MirrorBit technology.

Floating Gate Technology.    Floating gate is the conventional memory cell technology that is utilized by most Flash memory companies today for both NOR and NAND products. A memory cell comprises a transistor having a source, a drain and a control gate to regulate the current flow between the source and the drain, thereby defining whether the memory cell stores a “0” bit or a “1” bit by storing charge in the cell storage medium. Floating gate is a memory cell technology in which the “floating gate” is a conductive storage medium between the control gate and the source and drain. It is referred to as a floating gate as it is electrically isolated or “floating” from the rest of the cell to ensure that stored charge does not leak away resulting in memory loss. We have created innovations in floating gate that have become industry standards, such as negative gate erase, single power supply and embedded programming algorithms, and we continue to hold a leading position in the Flash memory market with our products based on floating gate technology. Our products using floating gate are typically used for code storage for applications requiring very high read speeds, extreme temperatures and harsh environments such as automotive applications.

Floating gate technology has traditionally stored one bit of data per memory cell, referred to as single level cell floating gate technology, or SLC. To achieve higher densities and lower costs per bit, the industry has developed floating gate technology to store two bits of data per memory cell, referred to as floating gate multi-level cell, or MLC, technology. MLC floating gate stores one of four different quantities of charge, known as fractional charge storage, in the memory cell; these different quantities of charge are decoded as equivalent to two bits of information. We have chosen not to use MLC floating gate to achieve two bits per cell in our products.

MirrorBit Technology.    To achieve two-bit-per-cell densities, we developed MirrorBit technology which we believe has significant advantages over MLC floating gate in the areas of cost, density, performance and logic integration. MirrorBit takes a fundamentally different approach from both single-bit and two-bit-per-cell floating gate Flash memory technology. MirrorBit stores two bits of data in a single memory cell thereby doubling the density, or storage capacity, of each memory cell and enabling higher density products. However, contrary to the conductive storage medium used by floating gate technology, MirrorBit technology stores charge in a non-conductive storage medium, silicon nitride, without the need for a floating gate. While electrons stored on a floating gate will diffuse, those stored in a particular location of a MirrorBit nitride cell will stay in place. This enables MirrorBit to store charge in two physically distinct locations as Figure 1 shows, rather than having to use four levels of charge like MLC floating gate Flash memory. Storing charge in a silicon nitride layer and eliminating the requirement for a floating gate greatly simplifies the manufacturing process, which results in higher yields.

We believe our MirrorBit technology enables our products to meet many of the key requirements of Flash memory customers:

Low-cost per bit.    MirrorBit technology offers manufacturing cost advantages compared to MLC floating gate NOR technology. MirrorBit has a simpler cell architecture that eliminates 10 percent of the total manufacturing steps and 40 percent of the most critical manufacturing steps, as compared to MLC floating gate NOR technology. MirrorBit technology also enables a simpler connection of individual memory cells to form the Flash memory array. The reduction of manufacturing steps, combined with an efficient Flash memory array implementation results in yields up to 30 percent higher than MLC floating gate NOR technology and a lower cost per bit.

High density.    MirrorBit technology features densities from 16 megabits to as high as 512 megabits today, and we are developing higher density MirrorBit products to expand this range. We intend to offer a 1Gb device with both NOR and MirrorBit ORNAND architectures in early fiscal 2006 and plan to offer a 2Gb MirrorBit ORNAND-based device in the first half of fiscal 2006. We believe the low cost structure and high yields of MirrorBit technology enable the production of higher density NOR Flash memory products at a cost structure that is not achievable using competing MLC floating gate NOR technology at the same process geometry.

High performance.    Under specific conditions, MirrorBit-based products can read and write two distinct charge locations faster than NOR MLC floating gate based products can read and write one of four fractional charge levels. As a result, products based on MirrorBit technology can deliver faster read and write performance than similar products based on NOR MLC floating gate technology. These differences may be detected by mobile phone users where slower read and write operations may affect the user experience in applications such as playing games or storing pictures. MirrorBit technology’s high performance is particularly well suited for the wireless and embedded categories of the Flash memory market.

We believe our MirrorBit technology offers advantages from a cost, density and performance standpoint while meeting the high reliability and low power consumption requirements of Flash memory customers. MirrorBit is also the foundation for expanding our product roadmap with enhanced capabilities. For example, we have demonstrated MirrorBit technology’s ability to store four bits-per-cell with a working proof-of-concept, which we refer to as QuadBit. Furthermore, MirrorBit technology has the ability to efficiently integrate logic functions within high-density arrays of Flash memory which will enable us to create new types of Flash memory products not available on the market today. We expect that our first products incorporating QuadBit architecture will target segments of the market that value higher density, lower cost products. These products may include products integrating security functionality with high-density Flash memory on a single chip, which we intend to target to segments of the cellular handset, automotive electronics and set-top box markets. Also, we have leveraged our MirrorBit technology to expand our Flash memory offering into new areas such as serial Flash memory and MirrorBit technology-based ROM. We have announced plans to offer Serial Peripheral Interface, or SPI, products based on MirrorBit technology at densities ranging from one megabit to 64 megabits. We offer our MirrorBit ROM family in densities from 16 megabits to 512 megabits. We believe that these Flash memory innovations made possible by MirrorBit technology will enable us to expand our opportunity in the Flash memory market.

Architecture

Flash memory architecture may be defined as the connection of cells in a memory array with circuits that give access to and manage these cells for read, write and erase operations. Traditionally, customers requiring fast read performance and superior reliability have chosen a NOR architecture for program code storage as well as for mixed code and data storage purposes. Flash memory customers requiring higher densities, faster write speeds and lower costs have typically chosen a NAND architecture mostly for removable data storage applications. Our products have historically implemented a NOR architecture and therefore have fast random and sequential read, fast random write and high reliability. We do not currently have products based on NAND architecture.

We are developing a new architecture called ORNAND based on our MirrorBit technology that will draw from among the best attributes of NOR and NAND architectures. We believe that ORNAND will allow us to offer a family of products with higher densities and faster write performance than traditional NOR to meet the expanding data storage needs of the wireless market, and products featuring higher reliability and faster read capabilities than NAND. We believe products based on our ORNAND architecture will both replace some of our products based on NOR architecture as well as drive incremental and new sales of products to current purchasers of NAND-based products. We expect to begin commercial shipments of ORNAND-based products to customers in 2006.

Features

Features are the capabilities we build into our products that add functionality beyond simple storage, retention and retrieval of code or data. Over time we have developed a number of features, which we have selectively incorporated into our products based on customer requirements within each Flash memory end-market category. At present, our key product features include:

Simultaneous Read/Write (SRW).    This capability enhances performance by enabling a device to conduct read, write or erase operations simultaneously. Products without this feature must suspend write or erase operations when they need to read the device. For example, a mobile camera phone with the SRW Flash memory feature can simultaneously receive a call and store a digital photograph.

Advanced Sector Protection (ASP).    This suite of capabilities protects Flash memory content against inadvertent or deliberate changes to code or data for malicious or fraudulent reasons. For example, in automotive engine control systems, ASP can be beneficial in preventing the unauthorized alteration of a car’s engine and transmission control systems, thus enhancing consumer safety and protecting auto manufacturers from fraudulent warranty claims.

Examples of additional features include Secured Silicon Sector supporting the ability to assign unique or random identification to Flash memory devices to help counter cloning, Versatile I/O, or input/output, to enable devices to operate in environments where the device interface must operate at different voltages to the supply voltage and Common Flash Interface, or CFI, an on-chip database of device parameters that may be interrogated by customer software to enable efficient control of and interaction with Flash memory devices.

Interfaces

The interface between a Flash memory device and the host processor or system logic enables the physical exchange of signals and supports different performance and voltage requirements. Our products predominantly use a “parallel” hardware interface, which writes or reads up to 8 or 16 bits of data at a time to and from Flash memory, typically requiring packages with 32 to 84 I/Os. Our parallel interface options support different levels of performance. Customers typically focus on the read speed to determine which type of interface is appropriate for their requirements.

Standard/Asynchronous Access Interface.    For less demanding performance requirements, we provide standard, or asynchronous, access interfaces with slower read speeds. Standard access interfaces are typically used by the embedded market.

Page-Mode Interface.    For moderate performance requirements, we provide page-mode interfaces which are used in both embedded and wireless markets.

Burst-Mode Read Interface.    For higher-performance requirements, we provide burst-mode read interfaces which are used primarily in the wireless market.

We recently announced a “serial” interface called Serial Peripheral Interface, or SPI. Unlike parallel interfaces, SPI inputs and outputs only one bit of data at a time requiring packages with as few as 8 I/Os. SPI simplifies system design, reduces finished Flash memory device cost through lower package cost and can also lower the cost and complexity of other components in the system. SPI products are most attractive to markets where there is not a requirement for fast read speed and where system cost reduction is a primary consideration. Examples include PC and peripheral applications such as hard disk drives and graphics cards, and also consumer applications such as DVD players.

Packaging

Packaging is an integral element of our products. Flash memory customers have various requirements for package types depending on characteristics such as form factor, package materials, manufacturing requirements and reliability. We offer a range of packaging options, from single-die configurations, multi-chip packages, or MCPs, and Package-on-Package, or PoP, solutions to package-less solutions, such as Known Good Die. Our packaging includes lead-frame and ball grid array, or BGA, which describe the mechanical connection between the package and the printed circuit board. Our packages in the embedded market primarily use lead-frame solutions while our packages in the wireless market almost exclusively use BGA solutions due to the small physical size or form factor enabled by BGA.

A large percentage of our products are shipped as MCPs due to increasing demand for smaller mobile phones. In order to facilitate production of smaller feature-rich mobile phones, OEMs are increasingly requiring that multiple semiconductors, such as Flash and SRAM, be stacked in a single package, or MCP. Our MCPs utilize BGA packaging and combine our Flash memory with third-party commercial non-Flash memory die, such as SRAM or pSRAM. We produce over 250 different MCP solutions across a range of densities, interfaces and voltage ranges to meet the varying needs of Flash memory customers.

We are also involved in an industry effort to further reduce wireless form factors with PoP solutions. PoP solutions stack entire memory subsystems, in the form of discrete MCPs, on top of discrete logic packages. We intend to sell PoP-enabled MCPs to customers, who will then purchase PoP-enabled logic packages from complementary silicon suppliers. Customers will have the ability to choose a variety of logic and memory combinations based on their varying application requirements. We are also working to standardize our PoP products through participation in the JEDEC standards committee, and intend to establish relationships with logic providers to ensure compatibility of products from complementary silicon suppliers.

Software

We have invested in software and system engineering capabilities to help Flash memory customers in the wireless and embedded categories achieve faster time-to- market and improve performance and quality by supporting standard and custom software solutions, in-region software integration and consulting services and validation of system/memory systems.

We provide software solutions and services to customers of Spansion products free of charge to enable rapid and efficient deployment of our products into their target markets. In addition, our engineers work with third-party suppliers of reference designs, tools and software to ensure that their products work with our devices.

Our tools and platform development programs provide Flash memory customers with a broad range of off-the-shelf software solutions. These software solutions enable customers to create applications capable of controlling our products at every level—from the most minute device command to the highest level file service. Our collaborations with embedded operating system and tools vendors allow us to offer customers an optimal solution for their applications. For example, the Spansion PCI card with PISMO module enables customers, partners and third-party tools companies to use commodity PCs and tools to prototype and debug memory-centric applications. Of more strategic value is our program for in-house development of market-specific computing and communications platforms. In working with these platforms and collaborating with customers, we are able to develop innovative products that are better suited to their needs.

We have not generated any revenue from these software activities.

Products

We currently manufacture the industry’s broadest range of NOR Flash memory products using both floating gate and MirrorBit technologies. Our product portfolio ranges from one megabit to 512 megabits with a breadth of interfaces and features as illustrated in the table below. While historically our products have been based on floating gate technology, the majority of our new product designs use MirrorBit technology, with sales of products based on MirrorBit technology reaching approximately 24 percent of net sales during the third quarter of fiscal 2005. Our products have traditionally been designed to support code, or mixed code and data storage applications and serve the wireless and embedded categories of the Flash memory market. Some of our product families address both of these categories.

	Primary End Markets	Example Applications	Product Families	Density Range	Interfaces	Primary Features
Standard, Page
		Entry Level	SL, GL, JL, DL, PL, JS, DS	16Mb - 32Mb	1.8, 3-volt	SRW
Wireless	Mobile Phone
		Mid- to High End, PDA	GL, JL, DL, PL, NS, WS	64Mb - 512Mb	Page, Burst	SRW, ASP
1.8, 3-volt

Embedded		DVD, Set Top Box	AL, LV, FL, GL	8Mb - 32Mb	Standard, Serial, Page	ASP
	Consumer				3-volt
		Gaming, DVR, DTV	AL, LV, FL, F, GL, PL	16Mb - 512Mb	Standard, Serial, Page
3, 5-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Under-Hood—			Standard, Burst
		Engine and Transmission Control	BL, CD, F	1Mb - 32Mb	2.5, 3, 5-volt	SRW, ASP
Automotive
		Dashboard—Infotainment, Telematics	GL	64Mb - 512Mb	Page
3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Printers	AL, LV, FL, GL, PL	16Mb - 128Mb	Standard, Serial, Page
3-volt
	PC Peripheral	Storage (HDD, CD-RW,
		DVDROM), LCD monitors, Graphics and BIOS	AL, LV, FL	1Mb - 16Mb	Standard, Serial 3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Network Infrastructure—	AL, LV, F, GL	1Mb - 512Mb	Standard, Page
	Networking and	Routers, Wireless Base Stations, Switches			3, 5-volt
Telecom
		Consumer Wired Communications—	AL, LV, FL, GL	4Mb - 32Mb	Standard, Serial, Page
		Cable and DSL Modems, VoIP			3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Instrumentation	AL, LV, FL, F, GL, JL, DL	1Mb - 256Mb	Standard, Serial, Page	SRW
	Industrial, Medical and Military				3, 5-volt

		Control and Automation	AL, LV, FL, F, GL	1Mb - 512Mb	Standard, Serial, Page
3, 5-volt

Note:	Bold denotes families that include MirrorBit-based technology.

Wireless Products

Our products for wireless applications, especially for mobile phones, offer a combination of low power consumption with fast performance and competitive cost structure for a wide range of customer platforms and wireless markets with different interface requirements. Key wireless products include the following:

PL Family.    The PL product family, with a 3-volt interface, is used for a broad range of mobile phones, from entry level, basic audio-only handsets to audio and data capable phones with higher resolution color displays. The PL, which is currently transitioning from floating gate to MirrorBit technology, combines a high speed page mode 3-volt interface, Simultaneous Read Write capability and Advanced Sector Protection at 32- to 128-megabit densities for code optimized requirements. PL products can be combined with third-party SRAM or pSRAM die to achieve Flash memory densities up to 256 megabits in a single MCP.

WS Family.    The WS product family, with 1.8 volt interface, is optimized for higher-end mobile phones with capabilities such as polyphonic ring tones, enhanced color displays, higher resolution cameras and larger internal storage for multimedia content including music, videos and pictures. The family, which is currently transitioning from floating gate to MirrorBit technology, combines a high performance burst-mode 1.8-volt interface operating at up to 80 MHz, with Simultaneous Read Write and Advanced Sector Protection features at 64- to 256-megabit densities for code and data requirements. WS products can be combined with third-party SRAM or pSRAM die to achieve Flash memory densities up to 512 megabits in a single MCP that meets both code and data storage needs.

GL Family.    The GL product family, with a 1.8-volt and/or 3-volt interface, enables code and data applications in low-end, mid-range and higher-end mobile phones. The GL product family, which is manufactured using MirrorBit technology, includes a page-mode interface at 32- to 512-megabit densities providing a single scalable platform for code and data applications. In addition, GL products are used for data storage-only applications together with a second code optimized product such as the PL family. GL products on their own or together with code optimized Flash memory can be combined with third-party SRAM and pSRAM die to achieve Flash memory densities up to 768 megabits in a single MCP that meets both code and data storage needs.

Embedded Products

We offer a variety of general purpose as well as highly optimized products to serve the diverse needs of the embedded market. Key embedded products include the following:

AL and GL Families.    The AL and GL product families address markets where high reliability coupled with low cost are important, including consumer, networking and telecommunication applications. The AL product family offers densities as low as 4-megabits, supports a simpler feature set and provides a standard interface for value-focused applications, such as DVD players. The GL product family offers densities up to 512 megabits, includes a page-mode interface and Advanced Sector Protection to support high performance consumer applications, such as STBs. MirrorBit technology is utilized for the GL family, while both MirrorBit and floating gate technology are utilized for the AL family. The GL family also includes our MirrorBit ROM products, which are designed to support systems that do not require the reprogrammable functionality of standard Flash memory solutions.

CD Family.    The CD product family addresses automotive engine and transmission control applications, which require high reliability and feature rich, high performance solutions operating over wide temperature ranges. The CD product family combines a high performance burst-mode 2.5-volt interface, with Simultaneous Read Write and Advanced Sector Protection at 16- and 32-megabit densities. Because engine and transmission control units must withstand extreme temperatures, this family operates at up to 145°C and is available in a fully tested die-only solution for incorporation into special customer modules. We use our floating gate technology to meet the extreme operating temperature range and very high reliability requirements of automotive Flash memory customers.

FL Family.    The FL product family addresses the need for continued cost reduction in markets such as PC and peripherals for applications such as hard disk drives and graphics cards and in consumer markets for applications such as DVD players. The FL family utilizes our MirrorBit technology and a Serial Peripheral Interface with a low pin count package to provide a low cost package for optimal low cost solutions at planned densities from 1 megabit to 64 megabits.

Development Platforms

We provide customers of our Flash memory products development tools and subsystems that help them easily and quickly design Flash devices into their embedded and wireless products. We assist these customers in prototyping their designs with our Flash memory devices by providing the necessary hardware development tools and platforms for design, development, verification, evaluation and programming. Our goal is to streamline and simplify the design and development cycle by providing consistent and comprehensive tools to support the design and development process, from initial system bring-up to final product deployment.

For example, our PACE (Productivity, Adaptive Communication & Entertainment) development platform offers customers of Spansion Flash memory products the benefit of utilizing our products in fully functional cell phone and PDA platforms running with multiple operating systems and with a variety of popular baseband and CPU chipsets. We believe this reference platform can remove significant design overhead and complexity from product development cycles. Additionally PACE allows the ability to provide system tuning and optimization before final product release. PACE is used in generating benchmarks, creating reference designs, debugging software, integrating new hardware platforms and systems and prototyping next generation wireless architectures.

Together with our key partners, we created the PISMO (Platform Independent Storage Module) standard memory interface. PISMO is a standard memory module recommended for development platforms. We offer comprehensive support of our Flash memory products on PISMO modules. PISMO enables our partners and customers to significantly reduce system development and debugging time. The PISMO standard is further supported by a large number of system and chipset companies. Designed with debugging support in mind, the PISMO modules have a companion Logic Analyzer Module option to simplify the design of the evaluation systems without adding the complexity of costly logic-analyzer sockets on every board. PISMO allows design of memory combinations before any MCP is produced, allowing system design and software development to start while the final chip is being manufactured. Together with our partners, we offer a comprehensive set of PC and embedded development environments based on PISMO.

Other examples of our development tools include “Spansion USB Programmer” (SUP) and a variety of devices models. SUP is a portable Flash programmer system used to program and verify our Flash memory devices. The SUP provides basic programming and verification functions in addition to the ability to exercise our advanced Flash features and enhancements all through the USB port of any PC or laptop. Verilog, VHDL and IBIS models are also available for many of our products.

Sales and Marketing

We market and sell our products worldwide under the Spansion trademark. Fujitsu acts as our sole distributor in Japan and also as a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions. AMD’s sales force responsible for selling our products and related personnel was transferred to us in the second quarter of fiscal 2005. The transition of some related support functions, including booking and billing, is still underway. Therefore, for a period of time immediately after the transfer, we will rely on continued support from AMD for incremental administrative services related to the newly acquired sales force. In addition, because we do not have direct contracts with AMD’s customers, we continue to use AMD to provide logistical support services in connection with the sale of our products. We reimburse AMD for costs incurred in conducting these activities, including accepting orders, freight and shipping. We intend to enter into direct sales agreements with customers currently served by AMD and potential customers not served solely by Fujitsu.

We market our products through a variety of direct and indirect channels. For the wireless category, we focus on direct relationships with the top mobile phone OEMs worldwide. We supplement this effort with programs designed to support design-in of our products on reference designs, which are typically used by a broad base of wireless providers when choosing Flash memory solutions. These reference designs are produced by complementary silicon providers, such as baseband processor or controller vendors, or other independent companies. We have ongoing marketing efforts in place targeted at reference design houses choosing our Flash memory products for their reference designs. In the embedded category, we focus our marketing efforts on providers of complementary silicon to ensure our products interoperate effectively with the most widely used components in various embedded applications.

Our marketing activities targeting customers, reference design houses and our potential partners include a combination of direct marketing activities such as trade shows, events, and marketing collateral and indirect activities such as public relations and other marketing communications activities.

Customers

We serve our customers worldwide through our sole distributors, AMD and Fujitsu, who buy product from us and resell it to these customers, either directly or through third-party distributors of AMD and Fujitsu. Customers for our products consist of OEMs, ODMs and contract manufacturers. For fiscal 2004 and for the first nine months of fiscal 2005, AMD accounted for approximately 54 percent and 55 percent of our net sales and Fujitsu accounted for approximately 46 percent and 45 percent of our net sales. Going forward, we plan to serve directly customers currently served by AMD and to continue to use Fujitsu as our sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions.

Original Equipment Manufacturers

OEMs consist primarily of foreign and domestic manufacturers of mobile phones, consumer electronics, automotive electronics and networking equipment companies, selected regional accounts and target market customers.

Third-Party Distributors

AMD’s and Fujitsu’s third-party distributors typically resell to OEMs, ODMs and contract manufacturers. Sales through AMD’s distributors are typically made pursuant to agreements that provide return rights for discontinued products or for products that are not more than twelve months older than their manufacturing date code. In addition, some of AMD’s agreements with the distributors may contain standard stock rotation provisions permitting limited levels of product returns. AMD, in turn, has the right to return to us products returned to AMD by its distributors. Fujitsu also sells our product to its distributors. However, Fujitsu does not currently offer product return, stock rotation and price protection rights to its distributors and customers.

We generally warrant that products sold to AMD and Fujitsu will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Subject to specific exceptions, we offer a one-year limited warranty.

Research and Development

Research and development is critical to our success and is focused on process, product, and system level development. We conduct our product and system engineering activities primarily in Sunnyvale, California and in Tokyo, Japan with additional design and development engineering teams located in the United States, Europe and Asia. Our primary development focus is on MirrorBit products for the wireless and embedded categories of the Flash memory market. We conduct our process development primarily at our SDC facility located in Sunnyvale, California, our Fab 25 facility located in Austin, Texas and our facilities in Aizu-Wakamatsu, Japan. Currently, we are developing new non-volatile memory process technologies, including 90-nanometer floating gate technology and 90-nanometer MirrorBit technology, utilizing three-layer copper interconnect and have announced plans for development of 65-nanometer technology. We are developing manufacturing processes on 200-millimeter and 300-millimeter wafer technology at our SDC facility.

We also participate in alliances or other arrangements with external partners in the area of product technology and systems solutions to reduce the cost of development for ourselves and Spansion Flash memory customers, broaden our product offerings and accelerate access to new technologies.

As of September 25, 2005, our total research and development staff consisted of approximately 1,300 employees. Our research and development expenses for the first nine months of fiscal 2005, fiscal 2004 and fiscal 2003 were $220 million, $281 million and $147 million. We had no research and development expenses for fiscal 2002. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Manufacturing

We own and operate eight manufacturing facilities, of which four, Fab 25, JV1, JV2 and JV3, are wafer fabrication facilities and four are assembly and test facilities. As of September 25, 2005, our products were manufactured on 110-, 130-, 170-, 200-, 230- and 320-nanometer process technologies. We use process technologies at 200-nanometers and above to manufacture low to medium density products where improved cost structure is achieved by leveraging our substantially depreciated JV1 and JV2 fabs. Our leading edge 110-nanometer floating gate and MirrorBit technologies are deployed in production in Fab 25 and JV3. We intend to use our most advanced 90-nanometer process technology for leading edge density and performance products on both floating gate and MirrorBit technology. We expect this technology to be deployed in production in Fab 25 in the first half of fiscal 2006. All of our existing manufacturing facilities produce 200-millimeter wafers. We plan to have 300-millimeter capacity in 2007, although our board of directors has not yet approved a definitive capital expenditure plan for achieving such capacity. We also have entered into an agreement with Taiwan Semiconductor Manufacturing Company, or TSMC to augment our internal production capacity for our 110-nanometer MirrorBit technology. Under the agreement, TSMC will supply foundry manufacturing capacity for our family of high density WS, GL and PL products based on 110-nanometer MirrorBit technology for use in the wireless and embedded categories of the Flash memory market.

We use an approach to manufacturing called Automated Precision Manufacturing, or APM, which was developed and implemented in Fab 25. APM comprises a suite of fab automation, optimization and real-time data analysis technologies which automate the way decisions are made within our fabrication facilities. We use APM during technology transitions and believe that APM enables greater efficiencies. As such, APM helps us decrease manufacturing costs.

The locations of our wafer fabrication facilities, the production technologies employed, the approximate clean room square footage and the capacity are described in the table below. We do not currently use third-party foundry capacity.

Wafer Fabrication Facilities

Name/Location	Wafer Size (diameter in millimeters)	Production Technology (in nanometers)	Approximate Clean Room Square Footage	Capacity* (wafers per week)
Austin, Texas
Fab 25	200	110	120,000	7000

Aizu-Wakamatsu, Japan
JV1	200	230 and 320	70,000	6000
JV2	200	200 and 230	91,000	7000
JV3	200	110, 130 and 170	118,000	6000

*	Capacity refers to the capacity of currently installed equipment as defined by the number of wafers that initiate the manufacturing process, or wafer starts, per week.

The following table describes the location and approximate clean room square footage of our assembly and test facilities.

Assembly and Test Facilities

Location	Approximate Clean Room Square Footage
Bangkok, Thailand	78,000
Kuala Lumpur, Malaysia	71,300
Penang, Malaysia	71,000
Suzhou, China	30,250

Our manufacturing processes require many raw materials, such as silicon wafers, mold compound, substrates and various chemicals and gases, and the necessary equipment for manufacturing. We obtain these materials and equipment from a large number of suppliers located throughout the world.

Properties

Our principal engineering, manufacturing and administrative facilities comprise approximately 4.4 million square feet and are located in the United States, France, Japan, Korea, Malaysia, Thailand and China. Over 4.2 million square feet of this space is in buildings we own. The remainder of this space is leased, primarily from AMD, including our assembly and test facility in Penang, Malaysia. We also lease from Fujitsu approximately 2.9 million square feet of land in Aizu-Wakamatsu, Japan for our wafer fabs and we lease office space in Aichi, Japan from a subsidiary of Fujitsu, Fujitsu VLSI. We lease approximately 625,000 square feet of land in Suzhou, China for our assembly and test facility. The Suzhou facility and our land use rights there are encumbered by a lien securing the Spansion China Loan. Our Fab 25 facility in Austin, Texas is encumbered by a lien securing the July 2003 Spansion Term Loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our facility leases have terms of generally one to five years. We currently do not anticipate difficulty in either retaining occupancy of any of our facilities through lease renewals prior to expiration or through month-to-month occupancy or replacing them with equivalent facilities. Our land lease in Aizu-Wakamatsu expires in 2033.

Environmental Matters

Many of our facilities are located on properties or in areas with a long history of industrial activity. Prior to our formation, environmental audits were conducted for each of our manufacturing, assembly and test facilities. The audits described various conditions customary of facilities in our industry and in particular, noted historical soil and groundwater contamination at our Sunnyvale, California facility arising from the leakage of former chlorinated solvent storage tanks. This property is listed on the U.S. Environmental Protection Agency’s Superfund National Priorities List. AMD, as former owner of the property, and another third party, are investigating and remediating this contamination. In addition, our former Woburn, Massachusetts site is located within the Wells G&H Superfund Site on leased, redeveloped property. In connection with our reorganization, each of AMD and Fujitsu indemnified us against losses arising out of the presence or release, prior to our reorganization, of hazardous substances at or from these, and the other, sites they each contributed to us. Conversely, our subsidiary indemnified each of AMD and Fujitsu from and against liabilities arising out of events or circumstances occurring after the date of contribution in connection with the operation of our business. To the extent AMD and Fujitsu cannot meet their obligations under their indemnity, or material environmental conditions relating to the post-contribution time period arise, we may be required to incur costs to address these matters, which could have a material adverse effect on us.

Our Aizu-Wakamatsu manufacturing facilities are located adjacent to other manufacturing facilities of Fujitsu. As a result, we share some permits and facilities. In connection with our reorganization, AMD and Fujitsu, on the one hand, and we, on the other, indemnify the other against permit violations attributable to our respective activities.

We have made and will continue to make capital and other expenditures to comply with environmental laws, but we do not expect environmental requirements will result in material expenditures in the foreseeable future. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. We expect that the foreign laws to which we and our products are subject, particularly in China, will become more stringent in the near future. See “Risk Factors—Risks Related to Our Business and Industry—We are subject to a variety of environmental laws that could result in liabilities.”

Competition

Our principal competitors in the Flash memory market are Intel Corporation, Samsung Electronics Co., Ltd., STMicroelectronics, Silicon Storage Technology, Inc., Macronix International Co., Ltd., Toshiba Corporation, Sharp Electronics Corp. and Renesas Technology Corp. and may also include the recently announced joint ventures between Intel and Micron Technology, Inc. and between Intel and STMicroelectronics. Most of these competitors offer floating gate Flash memory devices incorporating MLC floating gate technology and we believe many of our other competitors plan to develop MLC technology.

We expect competition in the market for Flash memory devices to increase as existing manufacturers introduce new products, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price their Flash memory products to increase market share. Furthermore, we face increasing competition from NAND Flash memory vendors in some portions of our existing embedded and wireless market categories. We believe, however, the current development of our ORNAND architecture based on MirrorBit technology and our plans to continue to transition to more advanced process technologies will enable us to compete against NAND Flash memory vendors primarily in the wireless category in order to preserve or grow our position in the overall Flash memory market.

We believe Flash memory providers must also possess the following attributes to remain competitive:

•	strong relationships with OEMs, ODMs and contract manufacturers that are acknowledged leaders within their respective industries;

•	strong market focus to identify emerging Flash applications;

•	leadership in research and development;

•	flexibility in manufacturing capacity and utilization so as to take advantage of industry conditions through market cycles;

•	access to the financial resources needed to maintain a highly competitive technological position;

•	the ability to establish and sustain strategic relationships and alliances with key industry participants; and

•	rapid time to market for new products, meaning the time required from first conception of a new product to its commercialization.

Competitors are working on a number of new technologies, including FRAM, MRAM, polymer and phase-change based memory technologies. If successfully developed and commercialized as a viable alternative to Flash memory, these technologies could pose a competitive threat to a number of Flash memory companies, including us. In addition, we and some of our competitors have licensed Flash memory technology called NROM technology from a third party. NROM technology has similar characteristics to our MirrorBit technology, which may allow these competitors to develop Flash memory technology that is competitive with MirrorBit technology.

Some of our competitors, including Intel, Samsung, STMicroelectronics, Toshiba, Sharp and Renesas, are more broadly diversified than us and may be able to sustain lower operating margins in their Flash memory business based on profitability of their other, non-Flash memory businesses.

Employees

As of November 20, 2005, we had approximately 8,300 employees. Some employees of Spansion Japan are represented by a company union. In addition, there is a collective bargaining agreement that is applicable to employees of Spansion (EMEA) in France.

Backlog

We generally manufacture and market standard lines of products. Consequently, a significant portion of our sales are made from inventory on a current basis. Sales are made primarily pursuant to purchase orders for current delivery or agreements covering purchases over a period of time. These orders or agreements may be revised or canceled without penalty. Generally, in light of current industry practice and experience, we do not believe that backlog information is necessarily indicative of actual sales for any succeeding period.

Intellectual Property and Licensing

We rely on a combination of protections provided by contracts and intellectual property rights to protect our products and technologies from unauthorized third-party copying and use. Intellectual property rights in various of our products include patents, patent applications, copyrights, trade secrets, trademarks and maskwork rights. Our U.S. patents are potentially valid and enforceable for either 17 years from the date they were issued or 20 years from the date they were filed. Accordingly, some of our patents will only survive for a few more years while others will survive for approximately another 15 years. We do not believe that the expiration of any specific patent will have a material adverse effect on us. In addition, the duration of our valid and enforceable trademarks is indefinite.

AMD and Fujitsu have each contributed to us various intellectual property rights pursuant to an Intellectual Property Contribution and Ancillary Matters Agreement. Under this agreement, we became owners, or joint owners with each of Fujitsu and AMD, of certain patents, patent applications, trademarks, and other intellectual property rights and technology. AMD and Fujitsu reserved rights, on a royalty-free basis, to practice the contributed patents and to license these patents to their affiliates and successors-in-interest to their semiconductor groups. AMD and Fujitsu each have the right to use the jointly-owned intellectual property for their own internal purposes and to license such intellectual property to others to the extent consistent with their non-competition obligations to us. Subject to our confidentiality obligations to third parties, and only for so long as AMD’s and Fujitsu’s ownership interest remains above a specific minimum level, we agreed to identify any of our technology to each of AMD and Fujitsu, and to provide copies of and training with respect to that technology to them. In addition, we have granted a non-exclusive, perpetual, irrevocable fully paid and royalty-free license of our rights in that technology to each of AMD and Fujitsu. Under this agreement, for as long as AMD continues to hold a majority of our shares entitled to vote for the election of directors, AMD has agreed to enforce its applicable patents to minimize, to the extent reasonably possible, any of our losses, provided that the details of the manner in which AMD enforces its patents, including which of its patents AMD enforces, is left to AMD’s reasonable discretion. AMD may grant licenses under our patents, provided that these licenses are of no broader scope than, and are subject to the same terms and conditions that apply to, any license of AMD’s patents granted in connection with such license, and the recipient of such license grants to us a license of similar scope under its patents.

In connection with our reorganization in June 2003, we granted to each of AMD and Fujitsu, and AMD and Fujitsu each granted to us, non-exclusive licenses under certain patents and patent applications of their semiconductor groups to make, have made, use, sell, offer to sell, lease, import and otherwise dispose of specific semiconductor-related products anywhere in the world. The patents and patent applications that are licensed are those with an effective filing date prior to the termination of our patent cross-license agreements. The agreements will automatically terminate on the later of June 30, 2013 and the date AMD or Fujitsu, as applicable, sells its entire equity interest in us. The agreements may be terminated by a party on a change in control of the other party or its semiconductor group. The licenses to patents under license at the time of the termination will survive until the last such patent expires.

As a subsidiary of AMD, we have been the beneficiary of AMD’s intellectual property arrangements with third parties, including patent cross-license agreements with other major semiconductor companies, such as Intel, Motorola and IBM, and licenses from third parties for technology incorporated in our products and software used to operate our business. Following the completion of this offering, we will no longer be a beneficiary under a number of these agreements. As a result, we will lose rights to use important intellectual property that we are currently licensed to use and may therefore be subject to claims that we are infringing intellectual property rights of third parties through the manufacture and sale of our products and the operation of our business. Therefore, absent negotiating our own license agreements with the third parties who own such intellectual property or obtaining consent from third parties to have those licenses assigned to us by AMD, we will be vulnerable to claims by such parties that our products or operations infringe such parties’ patents or other intellectual property rights. In addition, third parties may have refrained from asserting intellectual property infringement claims against us because we have been a majority-owned subsidiary of AMD. Following this offering, they may elect to pursue such claims against us.

Under certain patent cross-license agreements and other licenses, we believe we will continue to be a beneficiary for some period of time after the consummation of this offering while AMD continues to hold a majority of our shares entitled to vote for the election of directors and while AMD continues to be a party to such agreements and licenses. However, we expect that AMD will no longer hold a majority of such voting shares upon the conversion of the Class D common stock held by Fujitsu. The Class D common stock held by Fujitsu will convert to Class A common stock on a one-for-one basis upon the earlier of (1) the date that is one year from the consummation of this offering and (2) the date upon which our board elects to cause the Class D common stock to convert to Class A common stock, under specified circumstances. Although we believe we will be entitled to remain a beneficiary under these patent cross-license agreements and other licenses for so long as AMD continues to hold a majority of our shares entitled to vote for the election of directors and while AMD continues to be a party to such agreements and licenses, we cannot assure you that the other parties thereunder will not challenge our ability to assert rights as a beneficiary under these patent cross-license agreements and other licenses after the consummation of this offering.

With the assistance of AMD, we will attempt to negotiate our own agreements and arrangements with third parties for intellectual property and technology that is important to our business, including the intellectual property that we previously had access to through our relationship with AMD. We also will attempt to acquire new patents with the assistance of AMD, as our success in negotiating patent cross-license agreements with other industry participants will depend in large part upon the strength of our patent portfolio relative to that of the other party with which we are negotiating. If the other party benefits from an existing patent cross-license agreement with AMD, in many cases it will retain the rights that it has under that agreement even after we cease to be an AMD subsidiary, including rights to utilize the patents that AMD and Fujitsu transferred to us in connection with our reorganization in June 2003. In many cases, any such third party will also retain such rights to utilize any patents that have been issued to us or acquired by us subsequent to our reorganization and prior to our no longer being a subsidiary of AMD. Our negotiating position may therefore be impaired because the other party will already be entitled to utilize a large number, or even all, of our patents, while we no longer have the right to utilize that party’s patents. As a result, we may be unable to obtain access to the other party’s patent portfolio on favorable terms or at all. We may be unable to enter into agreements with these third parties on favorable terms or at all. These parties, and other third parties with whom we had no prior intellectual property arrangement, may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such litigation could be extremely expensive and time-consuming. We cannot assure you that such litigation would be avoided or successfully concluded. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture or sale of some or all of our products, would have a material adverse effect on us.

As of August 1, 2005, we had approximately 150 U.S. patents and over 200 worldwide patents as well as approximately 200 patent applications pending in the United States. In some cases, we have filed corresponding applications in foreign jurisdictions. We expect to file future patent applications in both the United States and abroad on significant inventions, as we deem appropriate. In addition, under our cross-license agreement with AMD, AMD granted us the right to use more than 4,000 patents that AMD owns. Similarly, under our cross-license agreement with Fujitsu, Fujitsu granted us the right to use more than 7,000 patents that Fujitsu owns.

In connection with this offering, AMD and Fujitsu will transfer additional patents and patent applications to us. The patents to be transferred to us include patents and patent applications covering Flash memory products and technology, the process necessary to manufacture Flash memory products, and the operation and control of Flash memory products.

Legal Proceedings

Tessera, Inc. v. Advanced Micro Devices, Inc. and Spansion LLC, Civil Action No. 05-04063, in the United States District Court for the Northern District of California.

On October 7, 2005, Tessera, Inc., or Tessera, filed a complaint for patent infringement against us and AMD in the United States District Court for the Northern District of California under the patent laws of the United States of America, 35 U.S.C. section 1, et seq., including 35 U.S.C. section 271. The complaint alleges that Spansion’s ball grid array and multichip packages infringe the following Tessera patents: United States Patent No. 5,679,977, United States Patent No. 5,852,326, United States Patent No. 6,433,419 and United States Patent No. 6,465,893. Although it is not clear from the complaint, we believe that Tessera may have intended to allege that all of our Flash memory products infringe Tessera’s patents. In any event, we believe that these packages do not rely upon the patents referenced in the complaint.

Tessera has requested the following findings and remedies:

•	a finding that Tessera’s patents are valid and enforceable and that we are deliberately and willfully infringing Tessera’s patents;

•	injunctive relief prohibiting us from engaging in any further conduct that would infringe Tessera’s patents;

•	an award to Tessera to recover all damages, including interest on damages, from the alleged infringement;

•	an award of treble damages for deliberate and willful conduct;

•	a finding that the case is exceptional in which attorney fees should be awarded to the prevailing party; and

•	an unspecified award of attorneys’ fees and costs.

We believe that we have meritorious defenses against Tessera’s claims and we intend to defend the lawsuit vigorously.

From time to time, we may become a party to litigation and subject to claims incident to the ordinary course of business. We are not currently subject to any litigation or claims that we believe will have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers, Board of Directors and Prospective Directors of Spansion Inc.

Prior to this offering, we were organized as a Delaware limited liability company, which was governed by a ten-member Board of Managers that consisted of six managers selected by AMD and four managers selected by Fujitsu. Upon the formation of Spansion Inc. on November 22, 2005, the members of the Board of Managers of Spansion LLC assumed roles as the initial members of the Board of Directors of Spansion Inc. Immediately prior to the consummation of this offering, our board will be restructured so that we will have a seven-member board of directors, comprised of three independent directors, two directors appointed by AMD, one director appointed by Fujitsu and one directorship held by the Chief Executive Officer of Spansion. The executive officers of Spansion Inc. are the same as the executive officers that served Spansion LLC prior to the formation of Spansion Inc. Our executive officers and members of the Board of Directors, and their ages (as of November 23, 2005) and the positions they hold with us are set forth in the table below.

Name	Age	Executive Officers
Bertrand Cambou*	50	President and Chief Executive Officer, Member of Board of Directors
James E. Doran	57	Executive Vice President, Group Operations, Member of Board of Directors
Thomas T. Eby	45	Executive Vice President and Chief Marketing and Sales Officer
Steven J. Geiser	37	Corporate Vice President, Chief Financial Officer and Treasurer
Amir Mashkoori	43	Executive Vice President, Wireless Solutions Division
Robert C. Melendres	40	Corporate Vice President, Corporate Development, General Counsel and Corporate Secretary
Richard Previte	70	Executive Vice President and Chief Administrative Officer
Sylvia Summers	52	Executive Vice President, Embedded Memory Division
Shinji Suzuki	59	Executive Vice President, President, Spansion Japan Limited, Member of Board of Directors

		Board of Directors
Toshihiko Ono*	58	Chairman of Board of Directors
Kazuhiko Kato	54	Member of Board of Directors
Nobutake Matsumura	57	Member of Board of Directors
Thomas M. McCoy	55	Member of Board of Directors
Henri Richard	47	Member of Board of Directors
Robert J. Rivet*	51	Member of Board of Directors
Hector de J. Ruiz*	59	Member of Board of Directors

		Prospective Independent Directors
David K. Chao*	38	Prospective Director
Patti S. Hart*	49	Prospective Director
David E. Roberson*	51	Prospective Director

*	Individual will serve on the seven-member Board of Directors of Spansion Inc. upon the consummation of this offering.

Bertrand Cambou has served as our President and Chief Executive Officer since July 2003. Since July 2003, he has served as a member of Spansion LLC’s Board of Managers and, since November 2005, has served as a member of Spansion Inc.’s Board of Directors. Since January 2002, he has also served as a vice president of AMD, first as Group Vice President of AMD’s Memory Group, and currently as an Executive Vice President. Dr. Cambou was Chief Operating Officer of and co-President Gemplus International S.A. from June 1999 to January 2002. Also during this time, he was a board member of Gemplus International S.A. and of Ingenico Ltd. Dr. Cambou’s career includes a 15-year tenure at Motorola Inc. where he held various management positions including senior vice president and general manager of the Networking and Computing System Group as well as chief technical officer of the Semiconductor Sector. Dr. Cambou received his engineering degree from Supelec, Paris, and his doctorate in electrical engineering from Paris XI University. He is the author of 15 U.S. patents.

James E. Doran has served as our Executive Vice President of Group Operations since April 2004. From July 2003 through April 2004, Mr. Doran was our Group Vice President of Worldwide Technology Development and Manufacturing. In addition, since July 2003, Mr. Doran has served as a member of Spansion LLC’s Board of Managers and, since November 2005, has served as a member of Spansion Inc.’s Board of Directors. As EVP of Worldwide Operations, he shares responsibility for global manufacturing, technology, logistics, IT and quality with fellow Executive Vice President, Kazunori Imaoka. From March 2001 to June 2003, Mr. Doran served as Vice President of Worldwide Technology Development and Manufacturing for the AMD Memory Group. Prior to that, Mr. Doran was vice president and general manager of Advanced Micro Devices Saxony GmbH in Dresden, Germany from September 1999 to March 2001. Prior to September 1999, Mr. Doran served as Vice President Fab 25 and earlier as Vice President, Submicron Development Center (SDC) Operations. Mr. Doran joined AMD in 1990 as director of the SDC. Before joining AMD, Mr. Doran was Vice President of Operations for Paradigm Semiconductor and a fab manager at Intel Corporation. Mr. Doran holds a bachelor’s degree in physics from Northwestern University and a master’s degree in physics from the University of Wisconsin.

Thomas T. Eby has served as our Executive Vice President and Chief Marketing and Sales Officer since October 2005. He is responsible for Corporate Strategic Marketing and Corporate Communications, Regional Marketing, Business Development, Systems Engineering, Sales, Sales Operations and Field Applications Engineering. From January 2005 until October 2005, he served as our Executive Vice President and Chief Marketing Officer. He was responsible for Corporate Strategic Marketing, including Corporate Communications; Regional Marketing; and Systems Engineering. From July 2003 to December 2004, he was our Executive Vice President with responsibility for leading the integration of the former AMD and Fujitsu assets that were contributed to Spansion LLC. Since 1998, Mr. Eby has also served as a vice president of AMD, including roles as Group Vice President of AMD’s Communication Group, then as the Group Vice President of Strategy & Business Development for AMD and currently as Senior Vice President. In addition, Mr. Eby has also held a wide range of sales and marketing positions both in the U.S. and Europe. Mr. Eby holds a bachelor’s degree in electrical engineering and computer sciences from Princeton University.

Steven J. Geiser serves as our Corporate Vice President, Chief Financial Officer and Treasurer. Mr. Geiser was our Vice President, Chief Financial Officer and Treasurer before he assumed his current role in September 2005. Mr. Geiser became Vice President, Chief Financial Officer and Treasurer in July 2003. Mr. Geiser previously held various positions at AMD. From July 2002 until July 2003, he served as Vice President of Finance for AMD’s Memory Group. From May 2000 to June 2002, he served as Director of Finance for AMD’s Memory Group, and from April 1999 to April 2000, he served as Finance Manager for AMD’s Memory Group. Before assuming these positions, Mr. Geiser was the domestic financial controller for AMD’s final manufacturing operations. Mr. Geiser holds a bachelor’s degree in electrical engineering from the University of California, Los Angeles and a master’s degree in business administration from the University of Southern California.

Amir Mashkoori serves as our Executive Vice President of the Wireless Solutions Division. Mr. Mashkoori became our Senior Vice President and General Manager in May 2004 before he assumed his current role in September 2005. In this position, Mr. Mashkoori is responsible for running the wireless business and overseeing the Division’s marketing, engineering, operations and program management functions. Prior to that, from July 2003, he served as our Vice President and General Manager of the Wireless Business Unit. From January 1999 through June 2004, Mr. Mashkoori served as Vice President for Memory Group Operations at AMD. Mr. Mashkoori was also a Director for AMD’s Memory Group Operations from April 1994 until November 1995, and held other positions going back to December 1978. From 1996 to 1998, Mr. Mashkoori served at Trident Microsystems Inc., first as Vice President of Operations, and then as Senior Vice President of Operations and Business Development. Mr. Mashkoori received both a bachelor’s degree in business and an MBA from San Jose State University.

Robert C. Melendres has served as our Corporate Vice President, Corporate Development, General Counsel since January 2005. He was elected as our Corporate Secretary in March 2005. From July 2002 to January 2005, Mr. Melendres served at AMD in various management positions responsible for business development, most recently as the Corporate Vice President, Business Development. Prior to joining AMD, Mr. Melendres served in various senior management positions, including president and general counsel of WebGain, Inc. from July 2000 to July 2002. He also served as director of Worldwide Contracts and Business Practices for IBM, and IBM legal counsel from June 1993 to July 2000. Mr. Melendres holds a bachelor’s degree in Economics from the University of California at Los Angeles and a juris doctorate from Harvard Law School.

Richard Previte has served as our Executive Vice President and Chief Administrative Officer since January 2005. He oversees our finance, human resources and legal operations. Mr. Previte served as AMD’s Vice Chairman from 1999 until December 2000. From December 2000 until 2002, Mr. Previte was the Chairman and Chief Executive Officer of MarketFusion Inc. Mr. Previte served as AMD’s president from 1990 to 1999, when he was named Vice Chairman of AMD’s board of directors. From 1989 to 1990, he served as Executive Vice President and Chief Operating Officer for AMD. Prior to that he had been Senior Vice President, Vice President and Director of Finance and Treasurer for AMD. Since 1999 Mr. Previte has served on the Board of Directors of Exar Corporation. Mr. Previte holds a bachelor’s degree and master’s degree in business from San Jose State University.

Sylvia Summers serves as our Executive Vice President of the Embedded Memory Division. Ms. Summers was our Senior Vice President and General Manager of the Embedded Memory Division before she assumed her current role in September 2005. From July 2003 through March 2004 she was our Vice President and General Manager of the Embedded Media Memory Division. In these roles, she oversees all marketing, platform engineering, infrastructure development and program management functions for the Embedded Division. Prior to joining Spansion, from March 2003 through July 2003, Ms. Summers served as Vice President and General Manager of the Embedded Business Unit for AMD’s Memory Products business. Prior to joining AMD, from August 2001 to May 2002, Ms. Summers served as President and Chief Executive Officer of Silvan Networks. Ms. Summers served as group vice president and general manager for the Public Access Management Network Services Group at Cisco Systems from November 1999. Ms. Summers was vice president and general manager of the Multi-platform Group at Storage Technology Corporation from May 1997 to June 1999. She has also held senior-level management positions in systems businesses at Group Bull, Thomson CSF-RCM Division, and Matra Datasystems. She currently serves as a member of the board of Riverstone Networks Inc. She holds a bachelor’s degree in electrical engineering from Ecole Polytecnique Feminine in France, a master’s degree in electrical engineering from the University of California, Berkeley and a master’s degree in business administration from Thomson CSF in France.

Shinji Suzuki has served as our Executive Vice President and President of Spansion Japan Limited since July 2003. Mr. Suzuki has also served as a member of Spansion LLC’s Board of Managers since July 2003 and, since November 2005, has served as a member of Spansion Inc.’s Board of Directors. Before joining Spansion, he had been General Manager of Administration and Production Planning at Fujitsu since June 2002. Prior to that he had served as Senior Vice President for Fujitsu’s Electronics Devices Group and led the SCM project for its Logic and Memory business since 1998. Mr. Suzuki was General Manager of Business Planning in Fujitsu’s Memory Business Unit and then its entire Electronics Devices Group, from 1994 to May 2002. From 1991 until 1994, he was Director of Production Planning in Fujitsu’s Semiconductor group for both Logic and Memory and prior to that he held various positions within Fujitsu’s Electronic Devices Group relating to accounting/finance in Fujitsu’s manufacturing facility in Aizu-Wakamatsu, Japan, its assembly facility in San Diego, California and its San Jose sales office. Mr. Suzuki holds a bachelor’s degree in political science from Tokyo University.

Toshihiko Ono has served as the Chairman of Spansion LLC’s Board of Managers since July 2003 and, since November 2005, has served as a member of Spansion Inc.’s Board of Directors. Since June 2004, Mr. Ono has also served as a board member of Fujitsu and as a Corporate Executive Vice President of Fujitsu, and as the President of Fujitsu’s Electronic Devices Business Group. From April 2003 to June 2004, Mr. Ono served as Fujitsu’s Corporate Senior Vice President and as the Group President of Fujitsu’s Electronic Devices Business Group and its LSI Group. Mr. Ono served as Fujitsu’s Corporate Vice President and the Group President of its LSI group from June

2002 to April 2003. Prior to that, Mr. Ono served as the Group Executive Vice President of the Electronic Devices Group from April 2000 to June 2002. Mr. Ono first began his career at Fujitsu in 1973, and served in various positions, including Group Senior Vice President and Group Executive Vice President of its LSI Group. Mr. Ono received a bachelor’s degree in engineering from Chiba University, Japan.

Kazuhiko Kato has served as a member of Spansion LLC’s Board of Managers since July 2003 and, since November 2005, has served as a member of Spansion Inc.’s Board of Directors. Since May 2003, Mr. Kato has also served as Vice General Manager, President’s Office and as a Corporate Vice President and General Manager of its Corporate Planning & Business Development Office and a General Manager of its Group Pension Management Office. During this period, Mr. Kato assumed the role of Vice General Manager, President’s Office in April 2004. From June 2002 until May 2003, besides also serving as Fujitsu’s General Manager of its Corporate Planning Office, Mr. Kato served as a General Manager in its Finance Division. Prior to that, Mr. Kato served as a member of the board of Fujitsu from June 2001 to April 2002. He also served as the General Manager of the Corporate Strategy Office from June 2001 to January 2002. From June 1996 to June 2001, Mr. Kato served as the General Manger of the Controller and Accounting Division at Fujitsu. Mr. Kato first joined Fujitsu Limited in 1976. Mr. Kato received both a bachelor’s degree in commerce and a master’s degree in accounting from Keio University, Japan.

Nobutake Matsumura has served as a member of Spansion LLC’s Board of Managers since July 2003 and, since November 2005, has served as a member of Spansion Inc.’s Board of Directors. Since June 2002, Mr. Matsumura has also served as a Corporate Vice President of Fujitsu, and as the President, Marketing & Sales Unit of its Electronic Devices Business Group. Prior to that, from April 2001 to April 2002, Mr. Matsumura served as the Group Executive Vice President of the Electronic Devices Business Group. Before this position, Mr. Matsumura served as Group Senior Vice President of its LSI Products Group from December 1997 to April 2001. Mr. Matsumura first joined Fujitsu in 1972, and served in various positions including Director, Design Department II of its Electronic Devices Group and Director, Applied System LSI Division II of its Logistic LSI Group. Mr. Matsumura received a bachelor’s degree in engineering from Tohoku University, Japan.

Thomas M. McCoy has served as a member of Spansion LLC’s Board of Managers since July 2003 and, since November 2005, has served as a member of Spansion Inc.’s Board of Directors. Mr. McCoy also serves as Executive Vice President, Legal Affairs, and Chief Administrative Officer of AMD. From 2000 until December 2003, when he was appointed as Chief Administrative Officer, Mr. McCoy served as AMD’s Senior Vice President, General Counsel. From 1995 until April 2003, Mr. McCoy also served as AMD’s Secretary and as director of various AMD subsidiaries. Before his appointment as Senior Vice President, Mr. McCoy held the office of Vice President, General Counsel of AMD from 1995 to 1998. From 1977 until joining AMD in 1995, Mr. McCoy was with the law firm of O’Melveny & Myers where he practiced law, first as an associate and then as a partner. Mr. McCoy holds an undergraduate degree in history from Stanford University and a law degree from the University of Southern California.

Henri Richard has served as a member of Spansion LLC’s Board of Managers since July 2003 and, since November 2005, has served as a member of Spansion Inc.’s Board of Directors. Mr. Richard is AMD’s Chief Sales and Marketing Officer. Mr. Richard joined AMD in April 2002 as Group Vice President, Worldwide Sales. He was promoted to Senior Vice President in May 2003, became an executive officer in February 2004 and the Chief Sales and Marketing Officer in April 2005. From September 2000 until April 2002, Mr. Richard was Executive Vice President of Worldwide Field Operations at WebGain, Inc., a privately held provider of Java software for Fortune 500 companies. Mr. Richard was President of the Computer Products Group at Bell Microproducts from April 2000 to August 2000 and Vice President, Worldwide Sales and Support for IBM’s Technology Group from December 1997 to April 2000. Mr. Richard holds a bachelor’s degree in science and technology from École Nationale Radiotechnique Electronique Appliquee in France.

Robert J. Rivet has served as a member of Spansion LLC’s Board of Managers since July 2003 and, since November 2005, has served as a member of Spansion Inc.’s Board of Directors. Mr. Rivet is AMD’s Executive Vice President and Chief Financial Officer and since 2001 has served as director of various AMD subsidiaries. Before joining AMD in October 2000, he had served as Senior Vice President and Director of Finance of the Semiconductor Products Sector of Motorola since 1997. Mr. Rivet joined Motorola in 1976 as a senior financial analyst and senior accountant and from 1981 to 1997, he served in a number of positions in semiconductor operations.

Hector de J. Ruiz has served as a member of Spansion LLC’s Board of Managers since July 2003 and, since November 2005, has served as a member of Spansion Inc.’s Board of Directors. Dr. Ruiz is currently the Chairman of the Board, President and Chief Executive Officer of AMD. Dr. Ruiz joined AMD as President and Chief Operating Officer in January 2000 and became AMD’s Chief Executive Officer in April 2002. Dr. Ruiz was appointed Chairman of the Board in April 2004. Before joining AMD, Dr. Ruiz served as President of the Motorola, Inc. Semiconductor Products Sector since 1997. From 1991 to 1995, Dr. Ruiz was Senior Vice President and General Manager of Motorola’s paging and messaging businesses and in 1996 became Executive Vice President and General Manager of those businesses. Dr. Ruiz joined Motorola in 1977 and, from 1977 to 1991, he held various executive positions in Motorola’s Semiconductor Products Sector. Before joining Motorola, Dr. Ruiz worked at Texas Instruments, Inc. from 1972 to 1977. Dr. Ruiz is a member of the Board of Directors of Advanced Micro Devices, Inc. and Eastman Kodak Company. Dr. Ruiz holds a bachelor’s and master’s degree in electrical engineering from the University of Texas, Austin and a doctorate degree in electronics from Rice University.

David K. Chao has been selected to serve as a director of Spansion Inc. upon the consummation of this offering. Mr. Chao is a co-founder of Doll Capital Management, or DCM, a venture capital firm based in the Silicon Valley and has been a Managing General Partner since 1996. Prior to joining DCM, Mr. Chao was a co-founder and member of the board of directors of Japan Communications, Inc. He also worked as a management consultant at McKinsey & Company and as a marketing manager at Apple Computer. Prior to these positions, he was an account executive for Recruit, a Japanese human resources, advertising and services company. Mr. Chao serves on the boards of numerous DCM portfolio companies, including 51job, Inc. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees and a member of The Thacher School Board of Trustees. Mr. Chao received a bachelor’s degree in economics and East Asian studies from Brown University and a master’s degree in business administration from Stanford University.

Patti S. Hart has been selected to serve as a director of Spansion Inc. upon the consummation of this offering. Ms. Hart most recently served as Chairman and Chief Executive Officer of Pinnacle Systems from March 2004 until August 2005. Prior to joining Pinnacle Systems in 2004, Ms. Hart was chairman and CEO of Excite@Home. Excite@Home filed for bankruptcy protection in September 2001. Prior to joining Excite@Home in 2001, Ms. Hart served as chairman, president and CEO of Telocity and as a member of Telocity’s board of directors from July 1999 through its sale to DirecTV in March 2001. From 1986 to 1999, Ms. Hart worked at Sprint Corporation, most recently as president and chief operation officer of Sprint’s Long Distance Division. Ms. Hart is also a member of the board of directors for Korn Ferry International and is a former board member of Plantronics Inc., Vantive Corporation, EarthLink, Inc. and Premisys Corporation. Ms. Hart holds a bachelor’s degree in marketing and economics from Illinois State University.

David E. Roberson has been selected to serve as a director of Spansion Inc. upon the consummation of this offering. Mr. Roberson is President and Chief Operating Officer of Hitachi Data Systems. Mr. Roberson was named President two years after being appointed Chief Operating Officer at Hitachi Data Systems in April 2000. With more than 20 years of experience at Hitachi Data Systems, Mr. Roberson has held a number of positions playing key roles in finance, leasing, IT, logistics, legal, administration and human resources. Mr. Roberson also serves as a member of the board of directors of RagingWire Enterprise Solutions, Inc. and Hitachi Data Systems. Mr. Roberson received a bachelor’s degree in Social Ecology from the University of California, Irvine and a law degree from Golden Gate University School of Law in San Francisco, California. Mr. Roberson also studied financial management at Harvard Business School.

Board Structure

Immediately prior to the consummation of this offering, our directors will be divided into three classes, designated Class I, Class II and Class III. At each annual meeting of our stockholders, directors will be elected to succeed the class of directors whose terms have expired. Class I directors’ terms will expire at the 2006 annual meeting of our stockholders, Class II directors’ terms will expire at the 2007 annual meeting of our stockholders and Class III directors’ terms will expire at the 2008 annual meeting of our stockholders. Immediately prior to the consummation of this offering, the initial directors shall be assigned to the classes as follows:

•	Class I: Hector De J. Ruiz, David K. Chao;

•	Class II: Robert J. Rivet, Patti S. Hart; and

•	Class III: Bertrand F. Cambou, Toshihiko Ono, David E. Roberson.

Board Composition and Committees

As Spansion Inc., we are governed by a ten-member Board of Directors. Immediately prior to the consummation of this offering, our board will be restructured so that our board will be comprised of seven members, of which three members will be independent directors, two directors will be elected by AMD, one director will be elected by Fujitsu and one director will initially be the Chief Executive Officer of Spansion Inc. We will be exempt from the Nasdaq requirement that a majority of our board be comprised of independent directors for the first twelve months after the date that our Class A common stock is listed on the Nasdaq National Market in accordance with Nasdaq Marketplace rules.

Audit Committee

The audit committee will consist of our three independent directors. The audit committee will assist the board by: (1) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (2) reviewing the financial information to be provided to our stockholders and others. Among other duties specified in its written charter, the audit committee:

•	will have authority to select, oversee, approve the compensation of, and where appropriate, replace our independent auditors;

•	will pre-approve all audit and permissible non-audit services provided by our independent auditors; and

•	will review our audited financial statements, public filings and earnings press releases prior to issuance, filing or publication.

David Roberson will be the chair of our audit committee and will qualify as an audit committee financial expert as currently defined under SEC rules and regulations and the other members of our audit committee will satisfy the financial literacy requirements for audit committee members under these rules and regulations.

Compensation Committee

The compensation committee will consist of at least two of our independent directors. The principal functions of the compensation committee will be to:

•	review our compensation strategy;

•	review the design of the compensation program;

•	oversee the administration of the compensation plans;

•	monitor and oversee the career development of executives and key employees;

•	annually establish performance commitments for our chief executive officer, other executive officers and key management; and

•	review performance annually and determine the individual elements of total compensation for our chief executive officer and other designated executives.

Patti Hart will be the chair of our compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consist of at least two of our independent directors. The principal responsibilities of this committee will be to:

•	approve nominations and recommend to the board candidates for all directorships to be filled by the stockholders or the board;

•	approve nominations and recommend to the board directors to fill seats on committees of the board and directors to be designated as chairs of such committees;

•	recommend removal of directors when such removal is warranted prior to the expiration of their term of office;

•	develop board membership criteria, including, without limitation, criteria relating to experience, judgment, skills, diversity, age, and service on other boards;

•	review the performance of the board periodically and, as appropriate, make recommendations to the board regarding its composition, functions, compensation, and committees; and

•	oversee compliance with our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will make all compensation decisions regarding the executive officers. None of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of the compensation committee or the board of directors is an executive officer.

AMD Stock Ownership of Board of Directors and Executive Officers

The table below shows the number of shares of AMD common stock beneficially owned as of November 1, 2005, by our current members of our Board of Directors, by each of our executive officers listed in the Summary Compensation Table below, by our Executive Vice President and Chief Administrative Officer and by all of our directors and executive officers as a group. Except as otherwise indicated, each person has sole investment and voting power with respect to the shares of AMD common stock shown as beneficially owned. Ownership information is based upon information provided by the individuals. None of our prospective directors own any shares or other equity interest in AMD. No individual owns any shares or other equity interest in Spansion.

Name	Amount and Nature of Beneficial Ownership(1)(2)	Percent (3)
Bertrand F. Cambou	378,182	*
James E. Doran	379,594	*
Thomas T. Eby	283,775	*
Kazuhiko Kato	—	*
Amir Mashkoori	88,833	*
Nobutake Matsumura	—	*
Thomas M. McCoy	811,326	*
Toshihiko Ono	—	*
Richard Previte	1,000	*
Henri Richard	220,553	*
Robert J. Rivet	763,917	*
Hector de J. Ruiz	4,427,906	1.10%
Sylvia Summers	28,332	*
Shinji Suzuki	58,333	*
All directors and executive officers as a group (16 persons)	7,516,202	1.86%

*	Less than one percent

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are exercisable or will become exercisable within 60 days of November 1, 2005 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Some of the individuals may share voting power with regard to the listed shares with their spouses.

(2)	Includes beneficial ownership of the following number of shares that may be acquired because stock options are vested or will vest by December 31, 2005 (within 60 days of November 1, 2005) pursuant to AMD’s stock option plans:

Bertrand F. Cambou	368,750	shares
James E. Doran	313,578	shares
Thomas T. Eby	279,853	shares
Kazuhiko Kato	—
Amir Mashkoori	83,953	shares
Nobutake Matsumura	—
Thomas M. McCoy	784,793	shares
Toshihiko Ono	—
Richard Previte	—
Henri Richard	206,698	shares
Robert J. Rivet	738,543	shares
Hector de J. Ruiz	4,165,288	shares
Sylvia Summers	28,332	shares
Shinji Suzuki	58,333	shares
All directors and executive officers as a group	7,102,572	shares

(3)	Based on 404,068,688 shares of AMD common stock outstanding as of November 1, 2005.

Compensation Plan for Non-Employee Independent Directors

Our non-employee independent directors will be paid a $60,000 annual retainer. In addition, our non-employee independent director that chairs our audit committee will be paid an additional $15,000 annual retainer and our non-employee independent director that chairs our compensation committee will be paid an additional $7,500 annual retainer. If in any calendar year a non-employee independent director is required to and does attend more than eight meetings of our board, such director will be paid $2,000 for each board meeting attended in excess of eight. In addition, if in any calendar year a non-employee independent director is required to and does attend more than twelve meetings of a board committee on which he or she serves, such director shall receive $2,000 per board committee meeting in excess of twelve. Each non-employee independent director shall receive an initial stock option award exercisable for 20,000 shares of our common stock and a restricted stock award exercisable for 20,000 of our restricted stock units. We may reimburse directors and, in some circumstances, spouses who accompany directors, for travel, lodging and related expenses they incur in attending board of director and committee meetings.

Executive Compensation

The following table sets forth information concerning the compensation received for services by our chief executive officer and each of our four other most highly compensated executive officers, collectively referred to as the “named executive officers” in this prospectus, for fiscal 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			All Other Compensation(4)
					Awards
Name and Principal Position	Year	Salary	Bonus(1)	All Other Annual Compensation(2)	Restricted Stock Awards	Securities Underlying Options/SARs	LTIP Payouts(3)
Bertrand F. Cambou President and Chief Executive Officer	2004	$458,201	$144,369	$—	$—	150,000	$—	$11,188
James E. Doran Executive Vice President, Group Operations	2004	354,670	79,723	—	—	82,500	—	17,932
Sylvia Summers Executive Vice President, Embedded Memory Division	2004	346,025	53,286	—	—	30,000	—	11,496
Thomas T. Eby Executive Vice President and Chief Marketing and Sales Officer	2004	341,118	54,081	—	—	75,000	—	16,584
Amir Mashkoori Executive Vice President, Wireless Solutions Division	2004	334,737	53,175	—	—	30,000	—	15,179

(1)	Includes cash profit sharing in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$4,342	$3,365	$3,286	$4,081	$3,175

(2)	We provide our executive officers with a car allowance and we reimburse some financial planning expenses related to tax preparation and estate planning. For each of these executive officers, the total amount is less than $50,000 for 2004.

(3)	For all executive officers, no payouts were made from AMD’s LTIP for 2004.

(4)	Includes matching contributions to our 401(k) Plan in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$6,150	$6,150	$5,190	$6,150	$6,150

Includes deferred profit sharing in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$2,548	$2,548	$2,548	$2,630	$2,548

Includes our matching contributions to the deferred compensation program in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$—	$—	$—	$—	$525

Includes imputed income from term life insurance provided by us in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$1,710	$2,286	$2,979	$600	$775

Includes premiums paid for individual insurance policies by us in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$780	$6,949	$780	$7,204	$5,182

Option Grants of AMD Common Stock to Executive Officers

The following table sets forth information concerning the stock option grants received for services by our named executive officers for fiscal 2004 with respect to shares of AMD common stock.

Option/SAR Grants Table

	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(2)
Name					5%	10%
Bertrand F. Cambou	37,500 37,500 37,500 37,500	0.14 0.14 0.14 0.14%	$14.64 14.22 11.33 15.50	02/02/14 04/30/11 07/28/11 10/25/11	$345,263 217,086 172,967 236,627	$874,965 505,903 403,086 551,442

James E. Doran	37,500	0.14	14.64	02/02/14	345,263	874,965
	15,000	0.06	14.22	04/30/11	86,834	202,361
	15,000	0.06	11.33	07/28/11	69,187	161,234
	15,000	0.06	15.50	10/25/11	94,651	220,577

Sylvia Summers	10,000 10,000 10,000	0.04 0.04 0.04	14.22 11.33 15.50	04/30/11 07/28/11 10/25/11	57,890 46,124 63,100	134,907 107,490 147,051

Thomas T. Eby	37,500	0.14	14.64	02/02/14	345,263	874,965
	12,500	0.05	14.22	04/30/11	72,363	168,634
	12,500	0.05	11.33	07/28/11	57,656	134,362
	12,500	0.05	15.50	10/25/11	78,876	183,814

Amir Mashkoori	10,000 10,000 10,000	0.04 0.04 0.04	14.22 11.33 15.50	04/30/11 07/28/11 10/25/11	57,890 46,124 63,100	134,907 107,490 147,051

(1)	Subject to the treatment of AMD options as described below in “—Treatment of AMD Options,” for all optionees: Each option granted before April 29, 2004 has a 10-year term. Each option granted on or after April 29, 2004 has a seven-year term. Each option is subject to earlier termination upon the optionee’s termination of employment, death or disability. The exercise price may be paid in cash or in previously owned shares. Withholding taxes due on exercise may be paid in cash, with previously owned shares or by having shares withheld. Except as provided in any employment agreement or change in control agreement, the options vest only if the executive is employed by us on the vesting date. The stock options granted to the officers named above vest as follows:

Name	Grant	Vest 5/01/04	Vest Monthly Until 5/01/06	Vest Monthly Until 5/01/07	Vest 4/30/05	Vest Monthly Until 4/30/08

Bertrand F. Cambou	37,500 37,500 37,500 37,500	12,502 — — —	24,998 — — —	— — — —	— 12,502 12,502 12,502	— 24,998 24,998 24,998

James E. Doran	37,500 15,000 15,000 15,000	9,375 — — —	— — — —	28,125 — — —	— 3,750 3,750 3,750	— 11,250 11,250 11,250

Sylvia D. Summers	10,000 10,000 10,000	— — —	— — —	— — —	2,500 2,500 2,500	7,500 7,500 7,500

Name	Grant	Vest 5/01/04	Vest Monthly Until 5/01/06	Vest Monthly Until 5/01/07	Vest 4/30/05	Vest Monthly Until 4/30/08

Thomas T. Eby	37,500 12,500 12,500 12,500	9,375 — — —		28,125 — — —	— 3,125 3,125 3,125	— 9,375 9,375 9,375

Amir Mashkoori	10,000 10,000 10,000	— — —		— — —	2,500 2,500 2,500	7,500 7,500 7,500

Upon an optionee’s termination of employment, options may be exercised only to the extent exercisable on the date of such termination of employment. Upon an optionee’s death or disability, certain options that vest during the year of death or disability may become exercisable. Options may also become fully exercisable upon a change in control of AMD as that term is defined under AMD’s stock incentive plans.

(2)	The five percent and 10 percent assumed rates of annual compound stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of future prices of our common stock.

Exercise of Stock Options

The following table sets forth information regarding the value of remaining AMD options held by our named executive officers on December 26, 2004.

Aggregated Option Exercises in Fiscal 2004 and Fiscal Year-End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at 12/26/04		Value of Unexercised In-The-Money Options at 12/26/04(1)
			(Exercisable)	(Unexercisable)	(Exercisable)	(Unexercisable)
Bertrand F. Cambou	37,501	$411,821	146,669	228,330	$508,405	$1,776,455
James E. Doran	37,750	551,455	229,747	104,667	2,599,622	887,967
Sylvia Summers	—	—	28,000	72,000	462,840	940,760
Thomas T. Eby	20,000	252,950	249,546	105,727	2,482,335	887,452
Amir Mashkoori	49,281	502,236	43,782	84,016	336,686	1,021,570

(1)	Value for these purposes is based solely on the difference between market value or sale value of underlying shares on the applicable date (i.e., date of exercise or fiscal year-end) and the exercise price of options times the number of shares covered by the options.

Employment Agreements and Change of Control Severance Agreements

We entered into an employment agreement with Dr. Cambou, our President and Chief Executive Officer, in April 2005. Dr. Cambou’s current annual salary is approximately $466,000 and his target annual executive bonus is 125 percent of his salary. Upon his employment with us, Dr. Cambou continued to receive certain employment benefits that he had received when he was employed by AMD, including health insurance coverage, 401(k) contributions, flexibility account contributions and stock purchase plan contributions. Dr. Cambou also receives a monthly car allowance and individual life insurance of three times his annual salary up to a maximum of $2 million. Dr. Cambou is eligible to participate in our Executive Investment Account Plan, which permits contributions on a tax deferred basis. Dr. Cambou is eligible for an additional bonus of up to $150,000 upon our reaching performance and transition goals during fiscal year 2005.

We hired Mr. Previte, our Executive Vice President and Chief Administrative Officer, in January 2005. As part of his employment, we will pay him severance equal to the sum of (i) prorated executive bonus and equity compensation through the date of termination and (ii) six months salary and benefits (or equivalent cash consideration) at the rate then in effect if he is terminated other than for cause prior to December 31, 2006. This severance payment is subject to Mr. Previte’s execution of a separation and release agreement. Mr. Previte’s current annual salary is $460,000 and his target annual executive bonus is 50 percent of his salary. Mr. Previte’s equity compensation has not yet been determined.

We entered into an employment agreement with Mr. Eby, our Executive Vice President and Chief Marketing and Sales Officer, in September 2005. Mr. Eby’s current annual salary is approximately $358,000 and his target annual executive bonus is 50 percent of his salary. Upon his employment with us, Mr. Eby continued to receive some employment benefits that he had received when he was employed by AMD, including health insurance coverage, 401(k) contributions, flexibility account contributions and stock purchase plan contributions. Mr. Eby also receives a monthly car allowance and individual life insurance of three times his annual salary up to a maximum of $2 million. Mr. Eby is eligible to participate in our Executive Investment Account Plan, which permits contributions on a tax deferred basis.

We hired Mr. Melendres, our Corporate Vice President, Corporate Development, General Counsel and Corporate Secretary, in January 2005. Mr. Melendres’ current annual salary is approximately $324,000 and his target annual executive bonus is 45 percent of his salary. Upon his employment with us, Mr. Melendres continued to receive some employment benefits that he had received when he was employed by AMD, including health insurance coverage, 401(k) contributions, flexibility account contributions and stock purchase plan contributions.

Prior to this offering, we also expect to enter into change of control severance agreements with key officers that are designed to ensure their continued services in the event of a change of control. We expect to enter into change of control severance agreements with Bertrand Cambou, James E. Doran, Thomas T. Eby, Steven J. Geiser, Amir Mashkoori, Robert C. Melendres, Sylvia Summers, Shinji Suzuki, Jeffrey W. Davis, Kazunori Imaoka and Masao Taguchi. For purposes of the change of control severance agreements, a change of control includes the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than AMD and its affiliates of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act), provided, however, that our reorganization from Spansion LLC into a corporate structure in connection with this offering will not constitute a change of control. A change of control is conclusively presumed to have occurred on:

•	the acquisition by any person, other than by us, of beneficial ownership of more than 33 percent of either our then-outstanding membership interests or shares of our common stock, or the combined voting power of our then-outstanding voting securities entitled to vote generally in the election of directors;

•	a change of the majority of our board of directors as of a determination date (the “incumbent board”), provided, however, that any individual becoming a new board director subsequent to the determination date whose election or nomination for election by our securityholders was approved by a vote of at least two-thirds of the members comprising the incumbent board shall be considered as though such individual were a member of the of the incumbent board;

•	the consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction, a sale or other disposition of all or substantially all of our assets, or an acquisition of assets or stock of another entity, whereby the individuals and entities that were the beneficial owners of our then-outstanding common stock and other then-outstanding voting securities cease to own more than 50 percent of the then-outstanding equity interests and the combined voting power of our then-outstanding voting securities entitled to vote generally in the election of directors; or

•	the approval by our stockholders of a complete liquidation or dissolution other than in the context of a transaction that does not constitute a change of control as described above.

The change of control severance agreements provide that, if within two years after a change of control the key officer’s employment is terminated by us or the key officer is constructively discharged, the key officer will receive:

•	a severance benefit equal to three times the sum of the key officer’s rate of annual base compensation plus the key officer’s target bonus for the year in which the termination occurs, in the case of Bertrand Cambou;

•	a severance benefit equal to two times the sum of the key officer’s rate of annual base compensation plus the key officer’s target bonus for the year in which the termination occurs, in the case of all other key officers;

•	payment of the key officer’s accrued and unpaid base salary, vacation pay and bonus, if any;

•	the continuation of other incidental benefits, including health benefits, until the earlier of eighteen months or the date upon which the key officer commences receiving generally comparable incidental benefits through employment elsewhere, as applicable; and

•	full and immediate vesting of all unvested stock options, restricted stock awards and other equity or equity equivalent awards.

The change of control severance agreements also provide that, in the event of a change of control, we will reimburse the key officer for any federal excise taxes (and taxes on those taxes) payable as a result of benefits received from us.

Existing Employee Benefit Plans

At the completion of this offering we will be a participating employer in the following AMD-sponsored employee benefit plans, at least through the end of fiscal 2005:

•	medical & dental;

•	disability;

•	401(k)/profit sharing; and

•	life insurance.

Also, eligible employees of Spansion Japan are enrolled in a non-contributory defined benefit pension plan that has two components. The first component provides a lump-sum payment, or twenty-year certain annuity or twenty-year guaranteed life annuity. The second component consists of a lump-sum payment or an optional period certain annuity. Participants have the option to choose a cash payment in lieu of participation in the second component.

Profit sharing contributions to the 401(k) plan are currently based on both the consolidated profits of AMD and Spansion. Following this offering, Spansion will develop its own profit sharing plan based solely on the profit performance of Spansion.

Our employees will no longer participate in the AMD Employee Stock Purchase Plan. They will participate instead in a new Spansion Inc. Employee Stock Purchase Plan once established.

Treatment of AMD Options

At the completion of this offering, our employees may continue to hold both vested and unvested AMD stock options. The terms of the AMD 2004 Equity Incentive Plan provide that our employees will continue to vest in their unvested AMD stock options until such time as AMD’s aggregate ownership interest in us falls below 30 percent of common shares outstanding. We do not anticipate that AMD’s ownership interest in Spansion will immediately decline to that level following this offering. As a result, our employees may hold, and continue to vest in, their AMD stock options.

We reimburse AMD for these options based on an agreed amount equal to the grant-date fair value of the stock options calculated using the Black-Scholes valuation model, less a 15 percent discount (the “grant-date value”). We record a liability for amounts due to AMD under this arrangement with a corresponding reduction to members’ capital. AMD ceased granting options to our employees at the end of fiscal 2004. Consequently, there have not been any further such reductions to members’ capital since that time.

Through September 25, 2005, AMD granted stock options to our employees with a grant-date value of approximately $18.8 million. We did not make any payments to AMD for stock options in fiscal 2003. We paid AMD approximately $1.4 million for stock options during fiscal 2004. We paid AMD approximately $0.9 million for stock options during the nine-month period ended September 25, 2005. Our outstanding liability to AMD as of September 25, 2005 was approximately $16.5 million. Reimbursements to AMD are payable in 16 equal quarterly installments which commence on the last day of the quarter following the quarter in which the stock options are granted.

On December 1, 2005, AMD approved the acceleration of vesting of all AMD stock options and restricted stock units held by our employees that would otherwise have vested during fiscal 2006. These awards to be accelerated total approximately 965,000 AMD stock options and/or restricted stock units held by our employees, of which approximately 150,000 stock options and/or restricted stock units are held by our executive officers. Acceleration will occur on the day of pricing of this offering.

Equity Incentive Plan

In connection with this offering, we intend to establish our 2005 equity incentive plan with the goal of promoting our long-term growth and profitability by providing us with the tools to remain competitive in attracting and retaining employees.

We will have up to 9,500,000 shares of Class A common stock available for issuance under the plan in the form of equity awards, including incentive and nonqualified stock options and restricted stock units. The 2005 equity incentive plan will be administered by the board of directors or a committee appointed by the board of directors, and such administrator will have the authority to, among other things, grant awards, determine share price, accelerate or extend the vesting or exercisability of awards and determine the date of grant of an award. Shares that are subject to or underlie awards which expire or for any reason are cancelled, terminated or forfeited, or fail to vest will again be available for grant under the plan. The maximum term of the option will be 10 years and the exercise price of each option will be determined by the administrator at the time of the grant.

The plan provides that awards may be granted to an officer or employee, consultant or advisor of us or our subsidiaries; provided that, the incentive stock options granted under the plan may only be granted to employees of us or our subsidiaries. The exercise price of each incentive stock option will be required to be not less than 100 percent of the fair market value of our common stock on the date of grant and to be not less than 110 percent if such options are granted to persons who have more than 10 percent of the total voting power of all classes of our stock.

The plan provides for payment of the exercise price of options in the form of, among other things, cash, services rendered, notice and third party payments as authorized by the administrator, delivery of shares of common stock and cashless exercise with a third party who provides financing for the purposes of the purchase or exercise of the award.

The administrator may, in its discretion, accelerate vesting of the awards under the plan under certain circumstances, including:

•	the acquisition by a person other than AMD or its affiliates of more than 33 percent of either the then outstanding shares of our common stock or the combined voting power entitled to vote in the election of directors, except for any such acquisition by Fujitsu or its affiliates so long as such level of ownership is (1) less than AMD’s level of ownership in such securities and (2) not more than 40 percent of our outstanding shares of our common stock or the combined power entitled to vote in the election of directors;

•	change in the control of the majority of the board of directors; and

•	the consummation of a reorganization, share exchange, merger, consolidation, or a sale or other dispositions of all or substantially all of our assets.

Subject to the approval of our board of directors, at the time of pricing of this offering, we intend to grant stock options for approximately four million shares and restricted stock units for approximately two million shares, of which approximately 950,000 stock options and/or restricted stock units will be awarded to our executive officers. The shares underlying the stock options and restricted stock units will generally vest over a four year period as follows: one-fourth of the shares vest after 12 months, and the remainder in equal installments quarterly over the remaining 36 months. Stock options will be non-statutory, non-transferable except in specified circumstances and will generally expire after seven years. The exercise price of these options will be equal to the initial public offering price. After such grants, we expect to have 3,500,000 shares available for future issuance under the plan.

Employee Stock Purchase Plan

In connection with this offering, we intend to establish our 2005 employee stock purchase plan which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code with the purpose of providing our eligible employees (including officers) and eligible employees of our participating subsidiaries with an opportunity to purchase our common stock through payroll deductions. The 2005 employee stock purchase plan will allow eligible and participating employees to purchase, through payroll deductions, shares of our Class A common stock at a discount, not to exceed 15 percent, applied to either (1) the fair market value per share of our Class A common stock on the first business date of a three-month offering period, or (2) the fair market value per share of our common stock on the last business date of that three-month offering period. We will have up to 2,250,000 shares of common stock available for issuance under the plan. The 2005 employee stock purchase plan will be administered by the board of directors or a committee appointed by the board of directors.

Executive Investment Account Plan

Our Executive Investment Account Plan allows contributions by our eligible employees, which are our directors or other members of a selected group of management or highly compensated U.S.-based employees, on a tax deferred basis. The amount of compensation that an eligible employee may elect to defer may not exceed 50 percent of the eligible employee’s base salary and/or up to 100 percent of the eligible employee’s incentive sales commissions and bonuses, subject to limitations. The plan administrator establishes and maintains deferral accounts and company contribution accounts, and may also create trust accounts, for eligible employees who become participants under the plan. We may contribute to a participant’s account and/or match the contribution made by a participant. A participant is 100 percent vested in his or her deferral account and company contribution and matching contribution amount, if any.

Officer Incentive Plan

We will provide short- and long-term cash incentives for officers which, taken together with the remaining elements of their compensation, will represent a competitive compensation program. For 2005, our officers will continue to participate in the existing AMD 2005 Annual Incentive Plan, with specific revenue, revenue growth, operating profit, return on equity and individual performance objectives, some of which relate specifically to our performance. We anticipate introducing a new plan beginning in 2006, covering both annual and three-year performance against specific objectives. Our officers will be entitled to consideration for their participation in full or partial three-year performance cycles under AMD’s Long Term Incentive Plan, for any three-year cycles ending in 2005, 2006 and 2007.

Limitations on Director and Officer Liability and Indemnification

Prior to completion of the offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for additional procedural protections. We intend to enter into indemnification agreements with any new directors and executive officers in the future. For information on the indemnification of our officer and directors, see “Description of Capital Stock—Exculpation and Indemnification of Directors and Officers.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have provided below a summary description of the various agreements between Spansion LLC and AMD and Fujitsu that relate to our operations. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which have been included as exhibits to the registration statement of which this prospectus is a part. References in this section to AMD and Fujitsu include their respective subsidiaries and references to our company include our subsidiaries.

Overview

We are currently party to several agreements that we entered into with AMD and Fujitsu in connection with our reorganization as Spansion LLC as of June 30, 2003. In connection with this offering, many of these agreements will be amended and restated, or terminated, to reflect, among other things, the reorganization of Spansion LLC to Spansion Inc. These agreements include:

•	the Amended and Restated Limited Liability Operating Agreement;

•	the Fujitsu Distribution Agreement;

•	the AMD Distribution Agreement;

•	the Margin Split Agreement;

•	the Intellectual Property Contribution and Ancillary Matters Agreement;

•	the Fujitsu–Spansion Patent Cross-License Agreement;

•	the AMD–Spansion Patent Cross-License Agreement;

•	the Non-Competition Agreement;

•	various service agreements; and

•	various promissory notes made by Spansion LLC in favor of AMD or Fujitsu.

As we continue our transition to becoming a standalone entity, we have agreed with Fujitsu and AMD to amend the Fujitsu Distribution Agreement prior to the consummation of this offering and to terminate the AMD Distribution Agreement and Margin Split Agreement after AMD’s sales support and operations are fully transitioned to us, which we expect will occur in the first half of fiscal 2006. In addition, the other agreements listed above will be amended and restated in connection with the reorganization of Spansion LLC into a corporate structure.

Amended and Restated Limited Liability Company Operating Agreement

In connection with our reorganization as Spansion LLC, we, AMD and Fujitsu entered into an Amended and Restated Limited Liability Company Operating Agreement, pursuant to which our operations will be governed up to the time of this initial public offering. Under the operating agreement, we are governed by a ten-member board of managers, of which AMD appoints six managers and Fujitsu appoints four managers. In connection with our reorganization from a limited liability company to a corporate entity pursuant to this initial public offering, Spansion LLC will ultimately be merged into Spansion Technology Inc., a wholly-owned subsidiary of Spansion Inc. and therefore the operating agreement will be amended and restated to reflect this structural change. Spansion Inc. will be operated as a Delaware corporation in accordance with its certificate of incorporation and bylaws. For more information, see “Description of Capital Stock.”

Fujitsu Distribution Agreement

We and Fujitsu are party to the Fujitsu Distribution Agreement which the parties have agreed will be amended and restated shortly before this initial public offering to provide that Fujitsu acts as our sole distributor for sales of our products in Japan and to specified customer accounts associated with Fujitsu. Fujitsu also acts as a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions and with respect to customer accounts that have been associated with AMD. We license use of the Spansion trademark to Fujitsu so that our products are sold under our own brand name. We also indemnify Fujitsu from and against any third-party action claiming our products infringe upon a third-party’s intellectual property rights up to the amounts paid to Fujitsu by their customers for the affected products.

Under the Fujitsu Distribution Agreement, our prices are based on our recommended sales prices, subject to adjustment in certain cases based on Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin. We have the right to sell or appoint additional distributors to sell our products outside of Japan. Our right to appoint additional distributors to sell products in Japan or to sell to specified accounts associated with Fujitsu is subject to Fujitsu’s consent for so long as Fujitsu’s ownership interest in us remains above 12.5 percent. Fujitsu has agreed to use its best efforts to promote the sale of our products in Japan and to specified customers served by Fujitsu. In the event that we reasonably determine that Fujitsu’s sales performance is not satisfactory based on specified criteria, then we have the right to require Fujitsu to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can take steps to remedy deficiencies ourselves through means that include selling products ourselves or appointing another distributor as a supplementary distributor. Fujitsu is entitled to up to 35 percent of our quarterly production volume in short supply situations. That percentage is subject to reduction based on Fujitsu’s level of ownership in us and its level of purchases in previous quarters. We and Fujitsu can mutually agree to terminate the Fujitsu Distribution Agreement at any time. Either party can terminate the agreement for a material breach of performance thereunder after a failure to cure the breach within 120 days. We also have the right to terminate the agreement upon 90 days notice if Fujitsu’s ownership interest in us falls below five percent. We reached an agreement with Fujitsu to reduce the distribution margin earned by Fujitsu on the sale of our products from 6.5 percent to 4.3 percent effective April 1, 2005.

AMD Distribution Agreement

AMD’s sales force responsible for selling our products and related personnel was transferred to us as of April 1, 2005 and AMD ceased to earn any distribution margin on the sale of our products. Although the transition of some related support functions, including booking and billing, is still underway, we expect to sell directly to AMD’s current customers, as well as potential customers not served by Fujitsu. To achieve this goal, as of April 1, we and AMD entered into an Agency Agreement pursuant to which AMD appointed us as its sales agent to assist AMD in fulfilling AMD’s obligations under the AMD Distribution Agreement and to carry out AMD’s sales, marketing and customer support activities on AMD’s behalf and in AMD’s name with existing and new Flash memory customers. After AMD’s sales support and operations are fully transitioned to us, which we expect will occur in the first half of fiscal 2006, the Agency Agreement and the AMD Distribution Agreement described below will be terminated.

We and AMD are party to the AMD Distribution Agreement, pursuant to which AMD acts as our sole distributor for sales of our products in the Americas and Europe and specified customer accounts associated with AMD. AMD also acts as a distributor throughout the rest of the world except in Japan and with respect to customer accounts associated with Fujitsu, which are served by Fujitsu. We license use of the Spansion trademark to AMD so that our products are sold under our own brand name. We also indemnify AMD from and against any third-party action claiming our products infringe upon a third-party’s intellectual property rights up to the amounts paid to AMD by their customers for the affected products.

Under the AMD Distribution Agreement, our prices are based on our recommended sales prices, subject to adjustment in specified cases based on AMD’s sales prices to their customers, although as of April 1, 2005 AMD ceased to earn any distribution margin on the sale of our products. We have the unconditional right to appoint additional distributors to sell our products outside of the Americas and Europe. Our right to appoint additional distributors to sell products in the Americas and Europe or to sell to specified customers served by AMD is subject to AMD’s consent for so long as AMD’s ownership interest in us remains above 25 percent. AMD has agreed to use its best efforts to promote the sale of our products in the Americas and Europe and to specified customers served by AMD. In the event that we reasonably determine that AMD’s sales performance is not satisfactory based on specified criteria, then we have the right to require AMD to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can take steps to remedy deficiencies ourselves through means that include appointing another distributor as a supplementary distributor. AMD is entitled to up to 35 percent of our quarterly production volume in short supply situations. That percentage is subject to reduction based on AMD’s level of ownership in us and its level of purchases in previous quarters. We and AMD can mutually agree to terminate the AMD Distribution Agreement at any time. Either party can terminate the agreement for a material breach of performance thereunder after a failure to cure the breach within 120 days. We also have the right to terminate the agreement upon 90 days notice if AMD’s ownership interest in us falls below ten percent.

Margin Split Agreement

In April 2005, as a result of the anticipated termination of the AMD Distribution Agreement we reached an understanding with AMD and Fujitsu that the Margin Split Agreement described below will be terminated after AMD’s sales and support operations are fully transitioned to us, which we expect will occur in the first half of fiscal 2006. In connection with their roles as sole distributors of our products, AMD and Fujitsu entered into a Margin Split Agreement with us whereby they share distribution margins resulting from sales of our products that involve the efforts of both Fujitsu and AMD under specific circumstances. Under this agreement, AMD and Fujitsu may provide to each other referrals of potential customers for sales of products by the other distributor. AMD and Fujitsu may also perform design-in work on products to be sold by the other distributor. In return for each referral or design-in, Fujitsu and AMD agree to pay each other a portion of the distribution margin they earn on the end sale of our products to their customers.

Intellectual Property Contribution and Ancillary Matters Agreement

AMD and Fujitsu have each contributed to us various intellectual property rights pursuant to an Intellectual Property Contribution and Ancillary Matters Agreement. Under this agreement, we became owners, or joint owners with each of Fujitsu and AMD, of certain patents, patent applications, trademarks, and other intellectual property rights and technology. AMD and Fujitsu reserved rights, on a royalty-free basis, to practice the contributed patents and to license these patents to their affiliates and successors-in-interest to their semiconductor groups. AMD and Fujitsu each have the right to use the jointly-owned intellectual property for their own internal purposes and to license such intellectual property to others to the extent consistent with their non-competition obligations to us. Subject to our confidentiality obligations to third parties, and only for so long as AMD’s and Fujitsu’s ownership interest remains above a specific minimum level, we agreed to identify any of our technology to each of AMD and Fujitsu, and to provide copies of and training with respect to that technology to them. In addition, we have granted a non-exclusive, perpetual, irrevocable fully paid and royalty-free license of our rights in that technology to each of AMD and Fujitsu. Under this agreement, for as long as AMD continues to hold a majority of our shares entitled to vote for the election of directors, AMD has agreed to enforce its applicable patents to minimize, to the extent reasonably possible, any of our losses, provided that the details of the manner in which AMD enforces its patents, including which of its patents AMD enforces, is left to AMD’s reasonable discretion. AMD may grant licenses under our patents, provided that these licenses are of no broader scope than, and are subject to the same terms and conditions that apply to, any license of AMD’s patents granted in connection with such license, and the recipient of such license grants to us a license of similar scope under its patents. The parties to this agreement have agreed to amend and restate the agreement shortly prior to this offering to provide for the reorganization of Spansion LLC into a corporate structure and to provide for the contribution of additional patents. In addition, until the earlier of the second anniversary of this initial public offering or when our Board of Directors adopts a resolution to convert the Class D common stock to Class A common stock, Fujitsu has agreed to consider conditionally granting us an extension of rights under additional patents in circumstances where we can reasonably assert such patents as a claim or counterclaim to third party infringement claims asserted against us.

Patent Cross-License Agreements

In connection with our reorganization in June 2003, we granted to each of AMD and Fujitsu, and AMD and Fujitsu each granted to us, non-exclusive licenses under certain patents and patent applications of their semiconductor groups to make, have made, use, sell, offer to sell, lease, import and otherwise dispose of certain semiconductor-related products anywhere in the world. The patents and patent applications that are licensed are those with an effective filing date prior to the termination of our patent cross-license agreements. The agreements will automatically terminate on the later of June 30, 2013 and the date AMD or Fujitsu, as applicable, sells its entire equity interest in us. The agreements may be terminated by a party on a change in control of the other party or its semiconductor group. The licenses to patents under license at the time of the termination will survive until the last such patent expires.

In cases where there is a change of control of us, AMD, Fujitsu, or the semiconductor group of AMD or Fujitsu, as the case may be, each other party to the cross-license agreement shall have the right to terminate the agreement (or to invoke the provisions described in this paragraph if the agreement had been previously terminated) by giving 30 days written notice within 90 days after receiving notice of the change of control. If so terminated, the rights, licenses and immunities granted under the agreement will continue solely with respect to those licensed patents that are entitled to an effective filing date that is on or before, and are licensed as of, the date of such change of control, and will continue until the expiration of the last to expire of such licensed patents. Moreover, with respect to circuit patents, which are patents (other than process patents) covering elements relating to electrical signals to achieve a particular function, the rights, licenses and immunities granted to the party undergoing the change of control are limited solely to:

(i)	each existing and pending product of such party as of the date of change of control;

(ii)	each existing and pending product of the acquiring third party of such party as of the date of change of control that would have been in direct competition with products described in (i) above; and

(iii)	successor products of products described in (i) and (ii) above.

We will continue to make royalty payments associated with licenses that survive the termination of the agreement. In the first nine months of fiscal 2005, we paid royalties of approximately $11 million to each of AMD and Fujitsu under their respective patent cross-license agreements. In fiscal 2004, we paid royalties in the amounts of $18 million to each of AMD and Fujitsu under these agreements. We currently pay royalties to each of AMD and Fujitsu in the amount of one percent of net sales of our products. We have reached an agreement with each of AMD and Fujitsu to reduce the royalty rate to 0.5 percent beginning October 1, 2005. Shortly prior to the consummation of this offering, AMD and Fujitsu will also transfer additional intellectual property to us. At that time, the parties will amend and restate the patent cross-license agreements pursuant to which the royalty rate will be further reduced to 0.3 percent. The amended and restated patent cross-license agreements will provide that the royalty rates will be further reduced to 0.15 percent at the time the Class D common stock is converted into Class A common stock, and thereafter to zero percent on the second anniversary of the date of such conversion. The royalty rates were negotiated by AMD, Fujitsu and us.

Non-Competition Agreement

We are party to a non-competition agreement with AMD and Fujitsu, whereby AMD and Fujitsu each agree not to directly or indirectly engage in a business that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing only Flash memory, which is the business in which we primarily compete. This non-competition agreement does not prevent AMD or Fujitsu from manufacturing or selling products that incorporate Flash memory (whether it be Spansion Flash memory or a competitive product). Although AMD currently has no other operations that compete in the Flash memory market, Fujitsu currently produces and sells products that incorporate Spansion Flash memory or competitive Flash memory. Furthermore, AMD and Fujitsu each agree that if either of them acquires a business that has a division or other operations that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing only Flash memory, AMD and Fujitsu will provide us with a right of first offer to acquire the competing division or operations. AMD and Fujitsu are required to use their commercially reasonable efforts to divest the competing division or operations if we do not purchase them. These non-competition obligations of AMD will last until the earlier of (i) the dissolution of our company (not including the reorganization of Spansion LLC into a corporate structure in connection with this offering), and (ii) two years after the date on which AMD’s ownership interest in us is less than or equal to five percent. These non-competition obligations of Fujitsu will last until the earlier of (i) the dissolution of our company (not including the reorganization of Spansion LLC into a corporate structure in connection with this offering), and (ii) two years after the date on which Fujitsu’s ownership interest in us is less than or equal to five percent.

We, AMD and Fujitsu also agreed not to solicit each other’s employees. Without our prior written consent, each of AMD and Fujitsu will not directly or indirectly either for itself or another person, (i) hire any individual employed by our company or (ii) solicit or encourage any individual to terminate his or her employment with our company. These obligations not to solicit or hire do not apply if (A) our company has terminated the employment of such individual or (B) at least two years has elapsed since such individual has voluntarily terminated his or her employment with our company. Similarly, without the prior written consent of AMD or Fujitsu, we agreed not to directly or indirectly either for ourselves or another person, (i) hire any individual employed by AMD or Fujitsu or (ii) solicit or encourage any individual to terminate his or her employment with AMD or Fujitsu. These obligations not to solicit or hire do not apply if (A) AMD or Fujitsu, as applicable, has terminated the employment of such individual or (B) at least two years has elapsed since such individual has voluntarily terminated his or her employment with AMD or Fujitsu, as applicable. These non-solicitation obligations of AMD will last until the earlier of (i) the dissolution of our company, and (ii) two years after the date on which AMD’s ownership interest in us is less than or equal to five percent. These non-solicitation obligations of Fujitsu will last until the earlier of (i) the dissolution of our company, and (ii) two years after the date on which Fujitsu’s ownership interest in us is less than or equal to five percent. These non-solicitation obligations of our company with respect to AMD employees or Fujitsu employees will terminate at the same time as the non-solicitation obligations of AMD or Fujitsu, as applicable, terminate. The parties to this agreement have agreed to amend and restate the agreement shortly prior to this initial public offering to provide for the reorganization of Spansion LLC into a corporate structure.

AMD/Fujitsu Service Agreements

We are party to various service agreements with each of AMD and Fujitsu. Under its IT Services Agreement and General Services Agreement, AMD provides, among other things, information technology, facilities, logistics, legal, tax, finance, human resources, and environmental health and safety services to us. Under its IT Services Agreement and General Services Agreement, Fujitsu provides, among other things, information technology, research and development, quality assurance, insurance, facilities, environmental, and human resources services primarily to our manufacturing facilities in Japan. For services rendered, AMD and Fujitsu are each paid fees in an amount equal to cost plus five percent except for services procured by AMD and Fujitsu from third parties, which are provided to us at cost. AMD and Fujitsu each has the right to approve certain amendments to the other’s service agreements with us.

Unless otherwise earlier terminated, each of these service agreements expires on June 30, 2007, but the applicable parties may extend the term by mutual agreement. We have the ability to terminate individual services under the general services agreements at any time and for any reason upon at least six months’ advance notice. With respect to the IT service agreements and general service agreements, if AMD or Fujitsu has failed to comply with applicable service levels for a particular service and has failed to rectify such performance failure, we may terminate such service after 60 days have elapsed since initial notification of the failure to perform the service. Moreover, we may terminate an entire IT service agreement or general services agreement if AMD or Fujitsu breaches its material obligations under the respective agreement and does not cure such default within 90 days after receipt of a notice of default from us. Similarly, AMD or Fujitsu can terminate the respective agreement for our failure to make payments when due if we fail to cure such default within 90 days after receipt of notice of default. For the first nine months of fiscal 2005, the total charges to us for services from AMD were approximately $77 million and the total charges to us for services from Fujitsu were approximately $16 million. For fiscal 2004, the total charges to us for services from AMD were approximately $111 million and the total charges to us for services from Fujitsu were approximately $33 million.

Research and Design Services Agreement

We are party to an agreement pursuant to which we provide certain research and design services to AMD and Spansion (China) Limited provides manufacturing support services to AMD Technologies (China) Co. Ltd., AMD’s microprocessor assembly and test facility in Suzhou, China. For services rendered, we are paid fees generally in an amount equal to cost plus five percent. Unless otherwise earlier terminated, this service agreement expires on June 30, 2007, but the parties may extend the term by mutual agreement. AMD has the ability to terminate individual services under these agreements at any time and for any reason upon at least six months’ advance notice. In addition, if we have failed to comply with applicable service levels for a particular service and have failed to rectify such performance failure, AMD may terminate such service after 60 days have elapsed since initial notification of the failure to perform the service. Moreover, AMD may terminate the entire agreement if we breach our material obligations under the agreement and do not cure such default within 90 days after receipt of a notice of default from AMD. Similarly, we can terminate the agreement for AMD’s failure to make payments when due if it fails to cure such default within 90 days after receipt of notice of default. For the first nine months of fiscal 2005, the total charge to AMD for these services was approximately $4 million. For fiscal 2004, the total charge to AMD for these services was approximately $5 million.

Fujitsu Manufacturing Services Agreement

We have amended the agreement pursuant to which Fujitsu provides manufacturing services to us at volumes ordered by Spansion and prices established on a quarterly basis. Prices are on the basis of product-type, and are equal to Fujitsu’s good faith estimate of its projected material, labor and overhead costs for the applicable product-type plus three percent. If Fujitsu’s aggregate expended labor and overhead costs for the manufacturing services actually purchased by us during a fiscal quarter are less than 97 percent of the projected labor and overhead costs for such fiscal quarter, then we are required to pay Fujitsu the amount of such deficiency in order to protect Fujitsu’s labor and overhead commitments from situations where the actual amounts of services purchased by us are materially different from projected orders. These services consist of assembly and testing services for our products. The amended manufacturing service agreement will expire on September 30, 2006, provided that we can terminate this agreement at any time upon four months’ notice, and we and Fujitsu may agree to terminate at any time. In addition, if either party materially defaults in the performance of a material obligation under the agreement, the non-defaulting party may terminate the agreement if the defaulting party has failed to cure the breach within a reasonable period of time of not less than 120 days of receipt after receipt of a notice of default from the other party. As a result of manufacturing services provided by Fujitsu, we incurred approximately $28 million of expenses in the first nine months of fiscal 2005 and approximately $75 million of expenses in fiscal 2004.

Spansion Japan/Fujitsu Foundry Agreement

On March 31, 2005, Spansion Japan, one of our subsidiaries, entered into a foundry manufacturing agreement with Fujitsu. Under this agreement, Spansion Japan provides wafer process foundry manufacturing services for Fujitsu’s microcontroller products which contain embedded Flash memory. The agreement has a term of three years and is automatically renewed for additional one-year periods absent notification of termination by a party at least two years prior to the termination date. Fees paid by Fujitsu to Spansion Japan under this agreement from the second quarter through the third quarter of fiscal 2005 were less than $1 million.

Remediation Agreement

In connection with our reorganization as of June 30, 2003, AMD contributed to us assets, including real property located in Sunnyvale, California which is a Superfund listed property under CERCLA. A clean up order was issued by the San Francisco Bay Regional Water Quality Control Board, and a record of decision for remedial action for the site was issued by the U.S. Environmental Protection Agency in 1991, pursuant to which AMD must conduct groundwater remediation activities. To clarify their respective responsibilities regarding the release of hazardous substances at the Sunnyvale property prior to its contribution to Spansion, we entered into a remediation agreement with AMD and Fujitsu, pursuant to which AMD covenants to conduct remediation activities in accordance with the U.S. EPA’s record of decision and the San Francisco Bay Regional Water Quality Control Board’s order. AMD also agreed to indemnify Fujitsu and us against any losses incurred by Fujitsu and us in connection with this environmental condition for actions taken prior to the contribution of the property to Spansion.

Leases

In connection with our reorganization, AMD’s subsidiary, Advanced Micro Devices Export SDN BHD (AMD Penang), agreed to lease land and premises in Penang, Malaysia, to Spansion (Penang) SDN BHD, our subsidiary in Malaysia, for a term of three years expiring on June 30, 2006. The lease covers use of approximately 81,000 square feet of space, including use of the common areas shared with AMD Penang. We must use the premises for test, mark, pack, assembly, research and development and related services and operations. Pursuant to the lease, we pay a monthly rental amount equal to a percentage of the total operating expenses of the premises. Upon expiration of the initial term of the lease, we will have the option of renewing the agreement for up to two additional three-year terms. As a result of the lease from AMD, we incurred approximately $106,000 of rental expenses in the first nine months of fiscal 2005. As a result of the lease from AMD, we incurred approximately $82,000 and $42,000 of rental expenses in fiscal 2004 and fiscal 2003.

In connection with our reorganization, Fujitsu’s subsidiary, Fujitsu VLSI, agreed to lease premises in Aichi, Japan, to Spansion Japan for a term of one year, to be automatically renewed for one year periods unless three months prior notice is given by either party. Under this lease, Fujitsu VLSI also provides various office services to Spansion Japan. We pay Fujitsu VLSI approximately $18,000 per month (based on December 26, 2004 exchange rates) for the premises lease and the office services.

We lease from Fujitsu the land upon which JV1, JV2 and JV3, our fabs in Aizu-Wakamatsu, Japan, are located. As a result of our lease with Fujitsu, we incurred approximately $1.6 million in expenses in the first nine months of fiscal 2005 and approximately $2.2 million in expenses in fiscal 2004.

Pending Purchase of Cerium Laboratories LLC

As we continue our transition to becoming a standalone entity, we plan to purchase all of the membership units of Cerium Laboratories LLC, a Delaware limited liability company and a wholly-owned subsidiary of AMD that offers material analysis services, including electron imaging, surface science, mass spectroscopy and chemical analysis. In consideration for the purchase of the Cerium membership units, we will issue to AMD a promissory note with a principal outstanding amount equal to the aggregate purchase price of $335,453. The purchase price represents the net book value of the Cerium membership units as of October 24, 2005, the first day of fiscal November 2005, which representatives of AMD and our company agreed would be the appropriate method for determining the purchase price when they negotiated this transaction. We will pay interest on the promissory note at a rate equal to seven percent per annum. We will repay 75 percent of the principal amount of the promissory note on March 31, 2006 and will repay the remaining principal amount of the promissory note on June 30, 2006, provided, however, that if we successfully consummate this offering prior to March 31, 2006, then we will repay the full principal amount of the promissory note and all accrued and unpaid interest immediately upon the consummation of this offering.

Pending Property Transactions

As we continue our transition to becoming a standalone entity, we plan to purchase real property assets from AMD. We plan to purchase properties in Austin, Texas, and properties in Penang, Malaysia. These properties will be sold to us for an amount equal to U.S. GAAP net book value, which will be determined as of the end of fiscal October 2005. As of October 24, 2005, the net book values of the buildings in Austin and Penang were approximately $6 million and $5 million.

We also plan to enter into subleases with AMD. We plan to sublease Building 950 in Sunnyvale, California from AMD upon the completion of this offering for approximately $60,000 per month. The building is approximately 70,000 square feet, and the sublease will terminate January 2011. We plan to sublease Building 936 in Sunnyvale, California from AMD for approximately $13,000 per month. The building is approximately 12,000 square feet, and the sublease will terminate May 2007. We plan to sublease a building on Peterson Way in Sunnyvale, California from AMD for approximately $100,000 per month. The building is approximately 160,000 square feet, and it is anticipated that Spansion will occupy approximately 64,000 of that space. The sublease will terminate December 2009. AMD may request early termination before December 2005, but must give twelve months’ notice to terminate the sublease after December 2005.

Financial Obligations

We are party to several third-party loan agreements and lease financings, where our repayment or payment obligations thereunder are, in the aggregate, guaranteed by AMD and Fujitsu approximately in proportion to their percentage ownership interest in us immediately prior to this initial public offering (60 percent by AMD, 40 percent by Fujitsu). On September 19, 2005, we used funds from our new senior secured revolving credit facility to repay the outstanding principal and interest of approximately $24 million under the July 2003 Spansion Term Loan. As a result of the repayment of this loan, the guarantees of AMD and Fujitsu were released. As of December 26, 2004, the amount that had been guaranteed by AMD was approximately $26.8 million and the amount guaranteed by Fujitsu was $17.8 million.

In connection with our reorganization as of June 30, 2003 and the contribution and sale of assets by AMD and Fujitsu, we issued several promissory notes payable to AMD and Fujitsu. For a description of these various financial agreements, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”

Seconded Employees

As of June 30, 2005, an aggregate of approximately 200 individuals remained employed by Fujitsu but were seconded, or made available to us, on a full-time basis. As a result of the secondments, we incurred approximately $13.3 million in expenses in fiscal 2004 and approximately $7.0 million in expenses in the first nine months of fiscal 2005. As of July 1, 2005, all but 16 of these employees were transferred to us. As of July 1, 2005, Spansion Japan entered into a supplemental secondment and transfer agreement with Fujitsu providing for the extended secondments and subsequent transfer to us, or return to Fujitsu, of the 16 Fujitsu employees that had not transferred to us. As of October 19, 2005, eight of these employees had returned to Fujitsu and eight employees remained seconded to us.

Some of our employees, including our President and Chief Executive Officer, Bertrand F. Cambou, and our Executive Vice President and Chief Marketing and Sales Officer, Thomas T. Eby, were initially seconded to us by AMD, but are currently employed by us. Dr. Cambou was transferred to us as of April 4, 2005 and Mr. Eby was transferred to us as of September 19, 2005. In fiscal 2004 and the first nine months of fiscal 2005, we incurred AMD approximately $1.5 million and $1.2 million for expenses related to these secondments.

Some employees of Spansion Japan are enrolled in either a defined benefit pension plan, or a lump-sum retirement benefit plan sponsored by Fujitsu, or both. Pursuant to an agreement with Fujitsu, we are required to fund the proportional benefit obligations attributable to our employees enrolled in these plans as of June 30, 2003. Until September 1, 2005, we accounted for participation in these plans as multiemployer plans wherein the expense recorded for the plans was equal to our annual contributions. We recorded estimated pension expense of approximately $5.1 million, $7.0 million and $7.5 million for fiscals years ended March 31, 2003, December 28, 2003 and December 26, 2004. We recorded estimated pension expense of approximately $6.2 million and $4.4 million for the nine months ended September 26, 2004 and September 25, 2005. There were no unpaid contributions for fiscal years ended December 28, 2003 and December 26, 2004.

Stockholders Agreement

Upon our reorganization into a corporate structure, we will enter into a Stockholders Agreement with AMD and Fujitsu that imposes certain restrictions and obligations on AMD and Fujitsu and on their respective shares of our common stock and that provides for certain matters pertaining to our management and governance. Pursuant to the stockholders agreement, AMD and Fujitsu agree to vote all shares of common stock held by them or their affiliates so as to cause:

•	after the conversion of the Class D common stock, the election of each Class A director proposed for election by the Nominating Committee of our Board;

•	for so long as each of AMD and Fujitsu, or their respective affiliates, own at least 15 percent of our capital stock, the election of our Chairman of the Board:

•	to be our Class C director, subject to approval of a majority of our Class B directors, until our 2007 annual stockholders meeting, provided, however, that until our 2007 annual stockholder meeting (but not thereafter) the holder of Class C Common Stock may, at its discretion select any Class B director, instead of the Class C Director, as the Chairman of the Board;

•	from our Class B directors, subject to approval of our Class C director, from our 2007 annual stockholders meeting until our 2010 annual stockholders meeting; and

•	from either our Class B directors or Class C director, with the right to elect rotating every three years.

We agree to allow AMD or Fujitsu, as the case may be, to have one representative attend our Board meetings as a non-voting participant for so long as such stockholder owns at least five percent of our capital stock, on an as converted to common stock basis.

The stockholders agreement with AMD and Fujitsu also provides that neither stockholder can transfer any shares, except to majority-owned subsidiaries, until the earlier of one year from the date of this offering or the conversion of the Class D common stock. In addition, neither stockholder can transfer shares in an amount equal to or greater than one percent of the then outstanding common stock to any entity whose principal business competes with us, without first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007.

The stockholders agreement also provides for our cooperation with information. AMD and Fujitsu are both publicly traded companies, each of which is subject to legal and stock exchange reporting and other disclosure requirements. Accordingly, we will agree with AMD and Fujitsu to provide, subject to limitations, various financial and other information relating to us and to assist them in connection with their respective reporting, disclosure and other obligations. Each party has agreed that it will use any information provided under the agreement, unless otherwise made public, only in connection with these obligations and that it will not use the information for any other purpose, including in connection with the sale or purchase of securities issued by us.

Pursuant to the stockholders agreement, we have agreed to grant AMD and Fujitsu rights to request us to register all or any part of their shares of Class A common stock under the Securities Act. In addition, subject to limitations, AMD and Fujitsu have rights to request that their shares be included in any registration of our common stock that we initiate.

With the exception of board observer rights and registration rights, the stockholders agreement shall terminate when each party’s aggregate ownership interest in us falls below ten percent.

Commercial Die Purchases

We purchased from Fujitsu $72 million and $141 million of commercial die that we incorporate in our MCP products during the first nine months of fiscal 2005 and fiscal 2004. The prices paid by us to Fujitsu for these commercial die are determined through a bidding process that we use with our other suppliers. In selecting commercial die suppliers, we consider a number of factors, including price and whether the product design used by our end customer incorporates commercial die of specified suppliers. We believe that we could obtain a similar volume of commercial die from alternative sources without a material adverse effect on our operations, although there may be some delay due to the time required to qualify an alternate supplier.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of the date of this offering by each person or entity known to us to own beneficially more than five percent of our outstanding shares and our directors and executive officers as a group:

	Shares of common stock beneficially owned immediately prior to the offering			Shares of common stock beneficially owned after the offering assuming no exercise of the over-allotment option			Shares of common stock beneficially owned after the offering assuming full exercise of the over-allotment option
Beneficial Owner	Title of Class	Shares	% of Class	Title of Class	Shares	% of Class	Title of Class	Shares	% of Class
AMD One AMD Place Sunnyvale, CA 94086	Class A Class B	47,058,813 1	100 100%	Class A Class B	47,058,813 1	55 100%	Class A Class B	47,058,813 1	51 100%
Fujitsu Shiodome City Center 1-5-2 Higashi-Shimbashi, Minato-Ku, Tokyo 105-7123, Japan	Class D Class C	31,372,542 1	100 100	Class D Class C	31,372,542 1	100 100	Class D Class C	31,372,542 1	100 100

The information set forth in the table above assumes that (i) Fujitsu has cancelled $40 million of the aggregate principal amount outstanding under the Fujitsu Cash Note in exchange for that number of shares of our Class D common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 2,352,941 shares assuming an initial public offering price per share of $17.00, and (ii) AMD has cancelled $60 million of the aggregate principal amount outstanding under the AMD Cash Note in exchange for that number of shares of our Class A common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 3,529,411 shares assuming an initial public offering price per share of $17.00. A $1.00 increase in the assumed initial public offering price of $17.00 per share would decrease the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 196,078 and 130,719 shares. A $1.00 decrease in the assumed initial public offering price of $17.00 per share would increase the number of shares of common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 220,589 and 147,059 shares.

Our directors and executive officers did not own any shares as of the date of this offering. However, subject to the approval of our board of directors, we intend to grant approximately 950,000 stock options and/or restricted stock units to our executive officers at the time of the pricing of this offering.

Other than as set forth above, no other person or entity owned more than five percent or more of our outstanding common stock or exercised control or could exercise control over us as of the date of this offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws, each of which will be in effect as of the date of this prospectus, are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

As of the consummation of this offering, our authorized capital stock will consist of 717,999,998 shares of Class A common stock, par value $0.001 per share, one share of Class B common stock, par value $0.001 per share, one share of Class C common stock, par value $0.001 per share, 32,000,000 shares of Class D common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Our common stock shall consist of four classes of stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock. As of the consummation of this offering, there will be:

•	86,274,515 shares of Class A common stock issued and outstanding;

•	one share of Class B common stock issued and outstanding and beneficially held by AMD;

•	one share of Class C common stock issued and outstanding and beneficially held by Fujitsu; and

•	31,372,542 shares of Class D common stock issued and outstanding and beneficially held by Fujitsu.

The share numbers set forth above include:

•	39,215,702 shares of Class A common stock offered hereby, assuming that the underwriters do not exercise their option to purchase up to 5,882,355 additional shares of Class A common stock to cover over-allotments;

•	43,529,402 shares of Class A common stock that AMD will receive in exchange for its membership interests in Spansion LLC, and that number of shares of Class A common stock that will be issued to AMD in exchange for AMD’s cancellation of $60 million of the aggregate principal amount outstanding under the AMD Cash Note, calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 3,529,411 shares assuming an initial public offering price per share of $17.00;

•	one share of Class B common stock that AMD will receive in exchange for its membership interests in Spansion LLC;

•	one share of Class C common stock that Fujitsu will receive in exchange for its membership interests in Spansion LLC; and

•	29,019,601 shares of Class D common stock that Fujitsu will receive in exchange for its membership interests in Spansion LLC, and that number of shares of Class D common stock that will be issued to Fujitsu in exchange for Fujitsu’s cancellation of $40 million of the aggregate principal amount outstanding under the Fujitsu Cash Note, calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 2,352,941 shares assuming an initial public offering price per share of $17.00.

A $1.00 increase in the assumed initial public offering price of $17.00 per share would decrease the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 196,078 and 130,719 shares. A $1.00 decrease in the assumed initial public offering price of $17.00 per share would increase the number of shares of common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 220,589 and 147,059 shares.

The purpose of the Class B common stock and the Class C common stock is solely to entitle AMD and Fujitsu to elect such number of members to our board of directors as set forth in our certificate of incorporation, which depends on the holder’s aggregate ownership interest in us. As of the consummation of this offering, AMD will have the right to elect two Class B directors and Fujitsu will have the right to elect one Class C director. The Class D common stock is not entitled to vote with respect to the election of our directors. As a result, immediately following the offering contemplated by this prospectus, AMD will hold a majority of our shares of capital stock entitled to vote for the election of our directors, which we believe will allow us to remain a beneficiary under various AMD contracts and intellectual property licenses that extend to companies for which AMD holds a majority of shares of capital stock entitled to vote for the election of directors. This is intended to provide us additional time to make our own arrangements with respect to parties to these contracts, or other similar parties, as necessary as a standalone company.

Voting Rights

Except as described below or as required by law, the holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders and shall vote together as a single class. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors. Amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of any class of our common stock, so as to affect the holders of such class adversely, must be proposed in a resolution adopted by our board of directors, declaring its advisability, and must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Holders of our Class A common stock will have the right to vote to elect four Class A directors. As of the consummation of this offering, AMD will have the right to vote its share of Class B common stock to elect two Class B directors and Fujitsu will have the right to vote its share of Class C common stock to elect one Class C director. The number of directors to be elected by holders of Class B common stock or Class C common stock is dependent on such holder’s aggregate ownership interest in us, as set forth in our certificate of incorporation. Holders of our Class D common stock will have no right to elect any directors.

Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future. In addition, the terms of our current credit arrangements restrict, and we expect the senior unsecured notes being concurrently issued in a private placement by Spansion LLC, our indirect wholly-owned subsidiary, will restrict, our ability to declare or pay dividends on our common stock. Holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon liquidation or dissolution of our company, subject to prior liquidation rights of the holders of any shares of preferred stock which may be outstanding, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of our common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock upon consummation of this offering will be fully paid and non-assessable by us.

Conversion Rights

There are no conversion rights with respect to our Class A common stock. Our Class B common stock, Class C common stock and Class D common stock are convertible automatically into Class A common stock upon the occurrence of specific events.

Our Class B common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	AMD’s aggregate ownership interest in us falls below ten percent of the outstanding shares of our capital stock, as calculated on an as-converted to common stock basis; or

•	AMD transfers its share of Class B common stock to any person other than an AMD affiliate.

Our Class C common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	Fujitsu’s aggregate ownership interest in us falls below ten percent of the outstanding shares of our capital stock, as calculated on an as-converted to common stock basis; or

•	Fujitsu transfers its share of Class C common stock to any person other than a Fujitsu affiliate.

Our Class D common stock will convert automatically on a one-for-one basis into Class A common stock upon the earlier of:

•	the date that is the one-year anniversary of the date of filing of our Certificate of Incorporation; and

•	the date upon which our board of directors elects to cause the Class D common stock to convert following a determination that such conversion is in our best interests.

In the event of any such conversion, any rights specifically granted to the holders of Class B common stock, Class C common stock or Class D common stock, as the case may be, shall cease to exist, and we shall not be authorized to reissue such shares of Class B common stock, Class C common stock or Class D common stock, as the case may be.

Merger or Consolidation

In the event of our merger or consolidation with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock, other securities or property (including cash).

Preferred Stock

Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, such as dividend rates, dividend rights, liquidation preferences, voting rights and the number of shares constituting any series and designation of such series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of Spansion Inc. without further action by the stockholders.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

The provisions of our certificate of incorporation and bylaws that are summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids, and are meant to encourage persons interested in acquiring control of our company to first consult with the board of directors to negotiate terms of a potential business combination or offer. Further, these provisions will protect against an unsolicited proposal for our takeover that may affect the long-term value of our stock or that may be otherwise unfair to our stockholders. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Consent of AMD or Fujitsu Required for Certain Transactions

Upon the consummation of this offering and our conversion to Spansion Inc., our bylaws will provide that for so long as AMD and Fujitsu maintain specified ownership levels in our common stock, we will not take certain actions specified in our bylaws without the prior consent of AMD and Fujitsu. These consent rights will include, among other things:

•	Joint Ventures and Strategic Alliances. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 22.5 percent, we shall not enter into any joint venture, strategic alliance or similar arrangement:

•	with an integrated electronics manufacturer having the majority of its assets in Japan and annual semiconductor revenue in excess of one hundred billion yen;

•	prior to June 30, 2007, relating to manufacturing, memory product design or CMOS product development that involve actual or potential contribution of cash or assets by us to such joint venture or to a third party exceeding $50 million in any fiscal year or $250 million in the aggregate over the life of the joint venture or arrangement, excluding arrangements for providing foundry services with entities that derive more than 75 percent of their revenue from foundry services or arrangements for the assembly, pack, mark and test of semiconductor devices; or

•	relating to activities unrelated to manufacturing, memory product design or CMOS process development that involve the actual or potential contribution of cash or assets by us exceeding $200 million in any fiscal year or $1 billion in the aggregate over the life of the joint venture or arrangement.

•	Conduct New Unrelated Business. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 20 percent, we shall not engage in or undertake any material activity unrelated to our current Flash memory business.

•	Amendment of Subsidiary Charter Documents. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 15 percent, we shall not amend the charter documents of any of our subsidiaries if such amendment would adversely and disproportionately impact either AMD or Fujitsu.

•	Amendment of Certificate of Incorporation and Bylaws Provisions. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least ten percent, we shall not amend our certificate of incorporation or bylaws.

•

Facility Closings.    For so long as AMD or Fujitsu owns shares of our common stock, we shall not shut down operations at JV3 or any facilities of the non-manufacturing organization of Spansion Japan before April 1, 2007, or shut down operations at JV1 or JV2 before April 1, 2007 without giving AMD and Fujitsu six months advance notice or shut down operations at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice.

•	Headcount Reductions. For so long as AMD or Fujitsu owns shares of our common stock, we shall not reduce headcount at JV1, JV2 or JV3 by more than ten percent prior to April 1, 2007 or reduce headcount at any facilities of the non-manufacturing organization of Spansion Japan by more than 15 percent prior to April 1, 2007.

Delaware Anti-Takeover Law

Our certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to us.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Corporate Opportunities

Our certificate of incorporation includes a corporate opportunities provision that sets forth guidelines to regulate the conduct of certain affairs of our company as they may involve AMD and Fujitsu and their respective officers and directors, and our officers, directors and stockholders in connection therewith.

Neither AMD nor Fujitsu shall have any duty to refrain from engaging in the same or similar activities or lines of business as us, and none of AMD, Fujitsu or any of their respective officers or directors, except as provided below, shall be liable to us or our stockholders for breach of any fiduciary duty solely by reason of any such activities of AMD or Fujitsu, as the case may be. In the event that AMD or Fujitsu acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both AMD or Fujitsu, as the case may be, and us, AMD or Fujitsu, as the case may be, shall have no duty to communicate or offer such corporate opportunity to us and shall not be liable to us or our stockholders for breach of any fiduciary duty as one of our stockholders solely by reason of the fact that AMD or Fujitsu, as the case may be, pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us. This corporate opportunities provision in our certificate of incorporation shall not have any effect on any agreement regarding the ability of AMD or Fujitsu to engage in a similar line of business as us. However, pursuant to our non-competition agreement, AMD and Fujitsu are currently prevented from engaging in a business that competes with our current business.

In the event that one of our directors or officers who is also a director or officer of AMD or Fujitsu acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and AMD or Fujitsu, as the case may be, such director or officer shall have fully satisfied and fulfilled to the fullest extent permitted by law the fiduciary duty of such director or officer to us and our stockholders with respect to such corporate opportunity, and we renounce, to the extent permitted by law, any interest or expectancy in such business opportunity and waive any claim that such opportunity should have been offered us, if such director or officer acts in a manner consistent with the following policy:

•	a corporate opportunity offered to such director or officer shall belong to us only if such opportunity is expressly offered to such director or officer in writing solely in his or her capacity as one of our directors or officers;

•	otherwise, such corporate opportunity shall belong to AMD or Fujitsu, as the case may be.

Our certificate of incorporation provides that any person purchasing or otherwise acquiring any shares of our capital stock will be deemed to have notice of and to have consented to these corporate opportunities provisions set forth in the certificate of incorporation. Until the time that AMD ceases to own beneficially at least ten percent of the then outstanding shares of our common stock, amendment of this provision of our certificate of incorporation requires the approval of the holders of at least 50 percent of the outstanding shares of the Class B common stock, voting separately as a class. Until the time that Fujitsu ceases to own beneficially at least ten percent of the then outstanding shares of our common stock, amendment of this provision of our certificate of incorporation requires the approval of the holders of at least 50 percent of the outstanding shares of the Class C common stock, voting separately as a class.

Election and Removal of Directors

Election of Directors.    We expect that, after the consummation of this offering, our board of directors will consist of seven directors, three of whom will be independent directors. Our certificate of incorporation provides for division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. This classification of the board of directors could have the effect of making it more difficult for a third party to acquire our company, or of discouraging a third party from acquiring control of our company.

Holders of our Class A common stock have the voting power to elect four directors. The holder of our Class B common stock has the voting power to elect two directors, provided its aggregate ownership interest in us is at least 35 percent, and has the voting power to elect one director if its aggregate ownership interest in us is less than 35 percent but is at least ten percent. The holder of our Class C common stock has the voting power to elect one director, provided its aggregate ownership interest in us is at least ten percent. Holders of our Class D common stock have no voting power to elect directors.

Any vacancy of a Class B or Class C director may be filled only by the affirmative vote of the remaining Class B or Class C directors even if less than a quorum of the board, or by a sole remaining Class B or Class C director, or if no Class B or Class C director remains, by the holder of the Class B or Class C common stock, voting separately as a class. However, at the time that there occurs a reduction in the number of Class B or Class C directors eligible to serve on the board of directors, then upon the affirmative vote of the majority of directors, any such vacancies may be filled with that number of additional directors elected at the direction of the Class A common stock needed to maintain seven directors serving on the board. Otherwise, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of the directors then in office.

Removal of Directors.    Except with respect to any directors elected by holders of preferred stock:

•	any Class A director may be removed at any time, with cause, by majority vote of the holders of the common stock (and any series of preferred stock then entitled to vote at an election of directors), voting together as one class;

•	any Class B director may be removed at any time, with or without cause, by majority vote of the holders of the Class B common stock, voting separately as a class; and

•	any Class C director may be removed at any time, with or without cause, by majority vote of the holders of the Class C common stock, voting separately as a class.

Board Meetings.    Our bylaws provide that special meetings of the board of directors may be called by any director then in office.

Stockholder Actions

Actions by Written Consent.    Our certificate of incorporation provides that, except with respect to actions taken by written consent of the holders of our Class B common stock or our Class C common stock, or by any future holders of preferred stock, if so designated, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting.

Special Meetings of Stockholders.    Under our bylaws, only a majority of our board of directors, our chairman of the board, or any Class B director or Class C director, may call special meetings of our stockholders.

Advance Notice Requirements.    Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed between 60 and 90 days before the anniversary of the last annual meeting of stockholders, but if the annual meeting is not held within 30 days before or after the anniversary, a stockholder’s notice must be received no later than 10 days following the first public announcement of the meeting.

Authorized but Undesignated Preferred Stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Amendments to Certificate of Incorporation or Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation provides that the affirmative vote of the holders of a majority of our issued and outstanding common stock and any preferred stock, voting as one class, can amend our certificate of incorporation, except with respect to the provisions described above governing the election of directors and the handling of corporate opportunities between AMD, Fujitsu and us, which, for as long as there are outstanding shares of Class B common stock or Class C common stock, can only be amended with the affirmative vote of at least 50 percent of the outstanding shares of the Class B common stock or the Class C common stock as applicable, in each case voting separately as a class. However, if any amendment to our certificate of incorporation would alter the rights of a particular class of stock so as to affect them adversely, the amendment must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

With respect to amending our bylaws, amendments to the consent rights described above require the affirmative majority vote of the Class B common stock and the Class C common stock, each voting separately as a class. In all other cases, the board may amend or repeal our bylaws by vote of a majority of the board, and the stockholders may amend or repeal our bylaws by the affirmative vote of the majority of holders of our common stock, voting as a single class.

Registration Rights

In connection with this offering, we have agreed with AMD and Fujitsu to grant them registration rights with respect to shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Exculpation and Indemnification of Directors and Officers

Our certificate of incorporation includes provisions to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation also includes provisions to eliminate the personal liability of our directors and officers to us and our stockholders to the fullest extent permitted by Delaware law. Under current law, such exculpation would extend to an officer’s or director’s breaches of fiduciary duty, except for (i) breaches of such person’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) those instances where such person received an improper personal benefit as the result of such breach and (iv) acts in violation of Section 174 of the Delaware General Corporation Law prohibiting unlawful payment of dividends or unlawful stock purchase or redemption. Our bylaws provide that we will indemnify our directors, officers and employees against judgments, fines, amounts paid in settlement and reasonable expenses. Insofar as the indemnification for liabilities resulting under the Securities Act may be permitted to our directors or officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Nasdaq Trading

We intend to have our Class A common stock approved for quotation on the Nasdaq National Market under the symbol “SPSN.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is EquiServe Trust Company, N.A. and its telephone number is (303) 262-0705.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for shares of our common stock. Therefore, future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our shares of our common stock in the public market after the restrictions lapse, could adversely affect prevailing market prices and our ability to raise equity capital in the future.

Upon completion of this offering, our current stockholders will own 78,431,357 shares of our common stock which will represent approximately 66.7 percent of the total outstanding shares of our common stock (63.5 percent if the underwriters’ over-allotment option is exercised in full). In addition, we will have reserved for issuance to employees under our Equity Incentive Plan and Employee Stock Purchase Plan an aggregate of 11,750,000 shares of our common stock through the exercise of options that are subject to future vesting, or the lapsing of restrictions on Restricted Shares or Restricted Stock Units. We, our directors and executive officers, AMD and Fujitsu have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act with respect to, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to, any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period ending 180 days after the date of this prospectus without the prior written consent of each of Citigroup Global Markets Inc. and Credit Suisse First Boston LLC. See “Underwriting.” After the expiration of the “lock-up” period 180 days from the effective date, those stockholders and holders of securities convertible into, or exercisable or exchangeable for, our common stock will be entitled to dispose of their shares upon compliance with applicable securities laws. In addition to the shares being sold in this offering, which may be sold immediately, after this lock-up period, approximately 78,431,355 shares will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144 and subject to the restrictions in our stockholders agreement.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then outstanding shares of common stock (approximately 1,176,471 shares immediately after this offering); or

•	the average weekly trading volume of shares of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. To the extent that shares were acquired from one of our affiliates, such affiliate’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

The stockholders agreement with AMD and Fujitsu also provides for certain transfer restrictions. Neither stockholder can transfer any shares, except to majority-owned subsidiaries, until the earlier of one year from the date of this offering or the conversion of the Class D common stock. In addition, neither stockholder can transfer shares in an amount equal to or greater than one percent of the then outstanding common stock to any entity whose principal business competes with us, unless first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007. For more information, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general summary of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock to a Non-U.S. Holder (as defined below).

As used in this prospectus, the term “Non-U.S. Holder” is a beneficial owner of Class A common stock for U.S. federal income purposes other than:

•	a citizen or individual resident of the United States;

•	a corporation or a partnership or any other entity taxable as a corporation or a partnership under U.S. federal income tax laws created or organized in or under the laws of the United States, of any state of the United States or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust subject to the primary supervision of a U.S. court if one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

If a partnership, including any pass-through entity treated as a partnership for U.S. federal income tax purposes, is a holder of Class A common stock, the tax treatment of a partner in such partnership or member in such pass-through entity will generally depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. A holder that is a partnership or other pass-through entity, and partners in such partnership or members in such pass-through entity, should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of Class A common stock.

This discussion does not consider:

•	U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

•	any state or local tax consequences, or any foreign tax consequences;

•	the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks or other financial institutions, insurance companies, dealers or traders in securities or commodities, persons that own (or are deemed to own) more than five percent of our company (except as specifically set forth below), persons deemed to sell Class A common stock under the constructive sales provisions of the Internal Revenue Code of 1986, as amended (the “Code”), tax-exempt entities and certain former citizens or residents of the United States;

•	special tax rules that may apply to a Non-U.S. Holder that holds Class A common stock as part of a “straddle, “hedge, “conversion transaction” or other risk reduction transaction; or

•	a Non-U.S. Holder that does not hold Class A common stock as a capital asset within the meaning of the Code (generally property held for investments).

The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively, so as to result in federal income and estate tax consequences significantly different from those summarized below. We have not requested a ruling from the U.S. Internal Revenue Service (the “IRS”) or an opinion of counsel with respect to the statements and conclusions made below regarding the U.S. federal income tax consequences of the purchase or ownership of Class A common stock to a Non-U.S. Holder. There can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Dividends

If distributions are paid on shares of Class A common stock, such distributions (other than certain pro rata distributions of common stock) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in his or her Class A common stock. Any remainder will constitute gain on the Class A common stock. See “—Gain on Disposition of Class A Common Stock.” The dividends on Class A common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30 percent rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. In order to receive an applicable reduced treaty rate, a Non-U.S. Holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, are attributable to a permanent establishment or fixed base in the United States), are generally not subject to the 30 percent withholding tax if the Non-U.S. Holder files the appropriate IRS form with the payor. However, such effectively connected dividends, net of specified deductions and credits, generally are subject to U.S. federal income tax at the same graduated rates as applicable to a United States person as defined under the Code. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as specified by an applicable income tax treaty. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States but that are not, under an applicable income tax treaty attributable to a permanent establishment or fixed base in the United States may be eligible for a reduced rate of United States withholding tax under such treaty, provided applicable disclosure and certification requirements are met.

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. If a Non-U.S. Holder holds Class A common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of Class A common stock unless:

•

the gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a permanent establishment or fixed base in the United States), in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gains may also be subject to the branch profits tax at the rate of 30 percent (or such lesser rate as may be specified by an applicable income tax treaty in the case of a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements, in which case such individual will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held Class A common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted five percent or less of the Class A common stock, provided that Class A common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes in the future.

Federal Estate Tax

Class A common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or exchange of information treaty.

U.S. federal backup withholding, currently at a 28 percent rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition or a redemption of Class A common stock effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established. If a Non-U.S. Holder sells Class A common stock through a U.S. broker or the U.S. office of a non-U.S. broker, the broker will be required to report to the IRS the amount of proceeds paid and also backup withheld on that amount unless appropriate certification is provided concerning the Non-U.S. Holder’s status or a non-U.S. person or the Non-U.S. Holder is an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

UNDERWRITING

Citigroup Global Markets Inc. and Credit Suisse First Boston LLC are acting as joint book-running managers of this offering and the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
UBS Securities LLC
Dresdner Kleinwort Wasserstein Securities LLC

Total	39,215,702

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our Class A common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 5,882,355 additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors and the holders of all classes of our common stock have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Credit Suisse First Boston LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “SPSN.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

Paid by Spansion
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of our Class A common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short positions involve either purchases of the common stock in the open market after the distribution has been competed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be approximately $4.6 million.

The underwriters have performed investment banking and advisory services for AMD and Fujitsu from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us, AMD and Fujitsu in the ordinary course of their business.

Some of the underwriters are also acting as initial purchasers in the concurrent private placement of senior unsecured notes by Spansion LLC, our indirect wholly-owned subsidiary, and will receive customary fees for such services.

A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third party vendor or by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders. Other than the prospectus in electronic format, the information on such website is not part of the prospectus.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our Class A common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to our Class A common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares of our Class A common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of shares of our Class A common stock have not authorized and do not authorize the making of any offer of shares of our Class A common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of shares of our Class A common stock as contemplated in this prospectus. Accordingly, no purchaser of shares of our Class A common stock, other than the underwriters, is authorized to make any further offer of shares of our Class A common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to our Class A common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our Class A common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to our Class A common stock has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of our Class A common stock to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

Shares of our Class A common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Japan

Each underwriter has represented, warranted and agreed that the shares of our Class A common stock offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, shares of our Class A common stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Francisco, California. The underwriters have been represented by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 28, 2003 and December 26, 2004, and for the year ended March 31, 2003, the nine months ended December 28, 2003 and the year ended December 26, 2004, as set forth in their report. We have included the financial statements of Spansion LLC in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract or document.

You can read our Securities and Exchange Commission filings, including the registration statement of which this prospectus is a part, on the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the Securities and Exchange Commission. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.spansion.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Report of Independent Registered Public Accounting Firm

The Board of Managers and Members

Spansion LLC

We have audited the accompanying consolidated balance sheets of Spansion LLC (the “Company”), formerly known as Fujitsu AMD Semiconductor Limited, as of December 28, 2003 and December 26, 2004 and the related consolidated statements of operations, members’ capital/stockholders’ equity and cash flows for the year ended March 31, 2003, for the nine months ended December 28, 2003 and for the year ended December 26, 2004. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 28, 2003 and December 26, 2004, and the consolidated results of its operations and its cash flows for the year ended March 31, 2003, for the nine months ended December 28, 2003 and for the year ended December 26, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

San Jose, California

February 21, 2005

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005	Pro Forma Stockholders’ Equity at Sept. 25, 2005
			(unaudited)
Assets (Note 8)
Current assets:
Cash and cash equivalents	$329,544	$138,188	$119,024
Short-term investments	—	57,950	—
Trade accounts receivable from members (Note 4)	407,486	372,692	378,072
Allowance for doubtful accounts	—	—	(470)

Trade accounts receivable from members, net	407,486	372,692	377,602
Other receivables from members	13,435	7,754	12,304
Inventories:
Raw materials	40,323	35,932	25,000
Work-in-process	331,949	331,288	384,723
Finished goods	69,908	93,326	72,511

Total inventories	442,180	460,546	482,234
Deferred income taxes	33,968	40,718	27,503
Prepaid expenses and other current assets	28,967	10,134	43,790

Total current assets	1,255,580	1,087,982	1,062,457

Property, plant and equipment:
Land	36,687	37,557	36,232
Buildings and leasehold improvements	1,410,869	1,440,567	1,395,349
Equipment	4,127,997	4,402,507	4,369,352
Construction in progress	55,584	71,280	201,107

Total property, plant and equipment	5,631,137	5,951,911	6,002,040
Accumulated depreciation and amortization	(3,779,439)	(4,138,197)	(4,355,483)

Property, plant and equipment, net	1,851,698	1,813,714	1,646,557
Deferred income taxes	—	2,382	5,174
Investments	5,000	5,000	20,000
Other assets	13,345	10,437	25,760

Total assets (Note 8)	$3,125,623	$2,919,515	$2,759,948

Liabilities and Members’ Capital/Pro Forma Stockholders’ Equity
Current liabilities:
Notes payable to banks under revolving loans	$—	$—	$75,656
Accounts payable	221,211	195,535	288,435
Accounts payable to members (Note 4)	103,329	48,610	94,380
Accrued compensation and benefits	34,130	50,900	60,838
Accrued liabilities to members (Note 4)	22,089	24,796	20,472
Other accrued liabilities	57,490	30,323	61,049
Income taxes payable	5,732	27,382	7,767
Deferred income on shipments to a member	15,608	31,040	27,277
Current portion of long-term obligations to members (Note 8)	—	117,158	377,187
Current portion of long-term debt	72,280	106,322	62,354
Current portion of long-term obligations under capital leases	83,527	96,496	103,133

Total current liabilities	615,396	728,562	1,178,548

Deferred income taxes	84,814	58,725	26,032
Long-term accrued liabilities to a member (Note 3)	—	6,223	10,652
Long-term obligations to members, less current portion (Note 8)	414,085	268,252	3,699
Long-term debt, less current portion	168,146	98,165	102,739
Long-term obligations under capital leases, less current portion	161,646	87,204	55,732
Other long-term liabilities	23,941	25,177	34,421
Commitments and contingencies

Members’ capital/pro forma stockholders’ equity:
Contributed capital—AMD Investments, Inc.	891,274	885,145	891,266	$—
Contributed capital—Fujitsu Microelectronics Holding, Inc.	594,182	590,096	594,177	—
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 0 shares issued and outstanding				—
Class A common stock, $0.001 par value, 717,999,998 shares authorized, 43,529,402 shares issued and outstanding (unaudited) (Note 17)				44
Class B common stock, $0.001 par value, 1 share authorized, 1 share issued and outstanding (unaudited) (Note 17)				—
Class C common stock, $0.001 par value, 1 share authorized, 1 share issued and outstanding (unaudited) (Note 17)				—
Class D common stock, $0.001 par value, 32,000,000 shares authorized, 29,019,601 shares issued and outstanding (unaudited) (Note 17)				29
Additional paid-in capital (unaudited) (Note 17)				1,485,370
Retained earnings (deficit)	192,400	172,698	(83,891)	(83,891)
Accumulated other comprehensive loss	(20,261)	(732)	(53,427)	(53,427)

Total members’ capital/pro forma stockholders’ equity	$1,657,595	$1,647,207	$1,348,125	$1,348,125

Total liabilities and members’ capital/pro forma stockholders’ equity	$3,125,623	$2,919,515	$2,759,948

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Operations

(in thousands, except share amounts)

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
				(unaudited)
Net sales to members	$961,950	$1,193,212	$2,262,227	$1,775,251	$1,411,209

Expenses:
Cost of sales (including $472,671, $322,999, $345,512, $287,533 (unaudited) and $195,538 (unaudited) of expenses to members) (Note 4)	921,924	1,086,030	1,840,862	1,425,905	1,312,470
Research and development (including $0, $34,245, $54,304, $40,446 (unaudited) and $26,403 (unaudited) of expenses to members) (Note 4)	—	146,947	280,954	209,199	220,100
Marketing, general and administrative (including $1,564, $45,270, $73,377, $55,170 (unaudited) and $50,835 (unaudited) of expenses to members) (Note 4)	4,811	74,200	137,159	100,616	126,784

Operating income (loss)	35,215	(113,965)	3,252	39,531	(248,145)
Interest and other income (expense), net	(202)	1,335	3,198	2,223	2,496
Interest expense (including $1,664, $13,849, $24,134, $18,000 (unaudited) and $19,460 (unaudited) of expenses to members)	(1,867)	(20,733)	(40,165)	(29,972)	(33,574)

Income (loss) before income taxes	33,146	(133,363)	(33,715)	11,782	(279,223)
Provision (benefit) for income taxes	12,169	(4,420)	(14,013)	4,897	(22,634)

Net income (loss)	$20,977	$(128,943)	$(19,702)	$6,885	(256,589)

Net income (loss) per share (Note 3):
Basic and diluted	$21.50	n/a	n/a	n/a	n/a
Shares used in per share calculation
Basic and diluted	975,753	n/a	n/a	n/a	n/a

Unaudited pro forma consolidated statements of operations (Note 18):
Actual income (loss) before income taxes	n/a	$(133,363)	$(33,715)	$11,782	$(279,223)
Pro forma provision (benefit) for income taxes	n/a	(43,369)	(11,566)	7,344	(22,634)

Pro forma net income (loss)	n/a	$(89,994)	$(22,149)	$4,438	$(256,589)

Pro forma income (loss) per share (Note 18):
Basic and diluted	n/a	$(1.24)	$(0. 31)	$0.06	$(3.54)
Pro forma shares used in per share calculation:
Basic and diluted	n/a	72,549	72,549	72,549	72,549

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Members’ Capital/Stockholders’ Equity

(in thousands, except share amounts)

	Common Stock		Capital in Excess of Stated Value	Contributed Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Members’ Capital/ Stockholders’ Equity
	Number of Shares	Amount
Balance at March 31, 2002	975,753	$457,258	$106,066	$—	$300,366	$(146,605)	$717,085
Comprehensive income:
Net income	—	—	—	—	20,977	—	20,977
Other comprehensive income:
Net change in minimum pension liability, net of taxes of ($5,429)	—	—	—	—	—	(7,749)	(7,749)
Net change in cumulative translation adjustment	—	—	—	—	—	78,287	78,287

Total other comprehensive income	—	—	—	—	—	—	70,538

Total comprehensive income	—	—	—	—	—	—	91,515

Balance at March 31, 2003	975,753	$457,258	$106,066	$—	$321,343	$(76,067)	$808,600

Adjustment resulting from change in structure and formation of limited liability company	(975,753)	(457,258)	(106,066)	563,324	—	—	—
Contributed capital:
AMD Investments, Inc.	—	—	—	629,305	—	—	629,305
Fujitsu Microelectronics Holding, Inc.	—	—	—	292,827	—	—	292,827

Comprehensive loss:
Net loss	—	—	—	—	(128,943)	—	(128,943)
Other comprehensive income:
Net change in cumulative translation adjustment	—	—	—	—	—	55,806	55,806

Total other comprehensive income	—	—	—	—	—	—	55,806

Total comprehensive loss	—	—	—	—	—	—	(73,137)

Balance at December 28, 2003	—	$—	$—	$1,485,456	$192,400	$(20,261)	$1,657,595

Distribution to members for stock-based compensation (Note 3):
AMD Investments, Inc.	—	—	—	(6,129)	—	—	(6,129)
Fujitsu Microelectronics Holding, Inc.	—	—	—	(4,086)	—	—	(4,086)
Comprehensive loss:
Net loss	—	—	—	—	(19,702)	—	(19,702)
Other comprehensive income:
Net change in cumulative translation adjustment	—	—	—	—	—	19,529	19,529

Total other comprehensive income	—	—	—	—	—	—	19,529

Total comprehensive loss	—	—	—	—	—	—	(173)

Balance at December 26, 2004	—	$—	$—	$1,475,241	$172,698	$(732)	$1,647,207

Contributed capital:
AMD Investments, Inc. (unaudited)	—	—	—	11,250	—	—	11,250
Fujitsu Microelectronics Holdings, Inc. (unaudited)	—	—	—	7,500	—	—	7,500
Distribution to members for stock-based compensation (Note 3):
AMD Investments, Inc. (unaudited)	—	—	—	(5,129)	—	—	(5,129)
Fujitsu Microelectronics Holdings, Inc. (unaudited)	—	—	—	(3,419)	—	—	(3,419)
Comprehensive loss:
Net loss (unaudited)	—	—	—	—	(256,589)	—	(256,589)
Other comprehensive income:
Net change in cumulative translation adjustment (unaudited)	—	—	—	—	—	(52,695)	(52,695)

Total other comprehensive loss (unaudited)	—	—	—	—	—	—	(52,695)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	(309,284)

Balance at September 25, 2005 (unaudited)	—	$—	$—	$1,485,443	$(83,891)	$(53,427)	$1,348,125

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
				(unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$20,977	$(128,943)	$(19,702)	$6,885	$(256,589)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	278,981	315,997	534,275	393,368	413,990
Provision for doubtful accounts	—	—	—	—	470
Provision (benefit) for deferred income taxes	12,137	(8,403)	(35,220)	(17,848)	(22,272)
(Gain) loss on equipment sale-leaseback transactions (Note 8)	—	17,875	(785)	(785)	—
(Gain) loss on sale and disposal of property, plant, and equipment	96	5,624	(6,003)	(2,598)	(933)
Gain on sale of equity investment	—	(710)	—	—	—
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable from members	(29,754)	(210,489)	34,794	(6,285)	(5,380)
(Increase) decrease in other receivables from members	—	(13,435)	5,681	5,184	(4,550)
(Increase) decrease in inventories	(4,363)	(41,725)	(18,366)	15,347	(21,687)
(Increase) decrease in prepaid expenses and other current assets	—	(23,660)	18,833	14,818	(25,643)
(Increase) decrease in other assets	295	4,805	2,908	1,208	(15,323)
Increase (decrease) in accounts payable and accrued liabilities to members	90,363	122,083	(54,566)	(46,574)	45,490
Increase (decrease) in accounts payable and accrued liabilities	(11,257)	65,569	(51,257)	24,321	115,229
Increase (decrease) in accrued compensation and benefits	(1,299)	9,257	15,624	24,651	21,190
Increase (decrease) in income taxes payable	24	4,593	21,650	19,087	(19,615)
Increase (decrease) in deferred income on shipments to a member	—	15,608	15,432	11,063	(3,763)

Net cash provided by operating activities	356,200	134,046	463,298	441,842	220,614

Cash Flows from Investing Activities:
Proceeds from sale of property, plant and equipment	—	31,107	36,432	13,665	1,843
Purchases of property, plant and equipment	(190,228)	(214,752)	(530,095)	(426,753)	(323,870)
Proceeds from maturity of available-for-sale securities	—	—	50,139	31,089	77,950
Purchases of available-for-sale securities	—	—	(108,089)	(95,489)	(20,000)
Proceeds from sale of equity investment	—	1,731	—	—	—
Purchase of cost-method investment	—	(5,000)	—	—	—

Net cash used in investing activities	(190,228)	(186,914)	(551,613)	(477,488)	(264,077)

Cash Flows from Financing Activities:
Cash contributions from members upon formation of Spansion LLC (Note 1)	—	306,745	—	—	—
Cash contribution from member (Note 15)	—	—	—	—	3,750
Cash distributions to members for stock-based compensation (Note 3)	—	—	(1,438)	(802)	—
Proceeds from sale-leaseback transactions	—	238,319	44,160	44,160	78,098
Proceeds from borrowings, net of issuance costs	—	325,180	50,209	30,973	137,504
Payments on loans from members	(162,340)	(109,000)	(36,907)	(26,559)	(4,890)
Payments on debt and capital lease obligations	(3,637)	(388,365)	(181,600)	(136,515)	(182,108)
Increase in cash held in trust	—	—	—	—	(8,013)

Net cash provided by (used in) financing activities	(165,977)	372,879	(125,576)	(88,743)	24,341

Effect of exchange rate changes on cash	—	9,508	22,535	14,013	(42)

Net increase (decrease) in cash and cash equivalents	(5)	329,519	(191,356)	(110,376)	(19,164)
Cash and cash equivalents at the beginning of period	30	25	329,544	329,544	138,188

Cash and cash equivalents at end of period	$25	$329,544	$138,188	$219,168	$119,024

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Cash Flows—(Continued)

(in thousands)

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
				(unaudited)
Supplemental Cash Flows Disclosures:
Interest paid (including $1,664, $8,237, $23,608, $17,804 (unaudited) and $18,957 (unaudited) of interest related to obligations to members)	$1,867	$11,168	$41,360	$30,438	$30,642
Income taxes paid (refunded)	335	(1,216)	2,137	1,465	17,301
Non-cash investing and financing activities:
Equipment sales-leaseback transactions	—	273,131	34,515	27,600	78,145
Equipment capital leases	6,701	11,344	—	—	—
Contributed assets from AMD Investments, Inc., net (Note 1 and Note 15)	—	507,079	—	—	7,500
Contributed assets from Fujitsu Microelectronics Holding, Inc., net (Note 1 and Note 15)	—	108,307	—	—	7,500
Accrued capital distributions to members for stock-based compensation (Note 3)	—	—	8,777	—	8,548

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements

1.    Nature of Operations

The Company

Spansion LLC, referred to as “the Company,” is a semiconductor manufacturer headquartered in Sunnyvale, California, with manufacturing, research and assembly operations in the United States and Asia. The Company designs, manufactures and markets Flash memory devices that encompass a broad spectrum of densities and features to address the wireless and embedded markets. The Company’s products are marketed under the Spansion™ global product brand name.

The Company’s Flash memory devices are incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripheral applications.

As of December 28, 2003, December 26, 2004 and September 25, 2005, the Company was 60 percent owned by a consolidated subsidiary of Advanced Micro Devices, Inc. (“AMD”). AMD designs, manufactures and markets industry-standard digital integrated circuits, or ICs, that are used in many diverse product applications such as desktop and mobile personal computers, workstations, servers and sells the Company’s products which are used in communications equipment such as mobile telephones and automotive and consumer electronics. Fujitsu Limited (“Fujitsu”), through a consolidated subsidiary, owned the remaining 40 percent of the Company. Fujitsu is a provider of information technology and communications solutions. Fujitsu’s service offerings include IT consulting, systems integration, managed services and outsourcing. Fujitsu’s product offerings consist of servers, personal computers, hard-disk drives and other electronic devices, including liquid crystal displays (LCDs) and advanced semiconductors such as logic chips, memory devices, and optical devices.

History of the Company

In 1993, AMD and Fujitsu (collectively, the “members”) formed a corporate manufacturing venture, Fujitsu AMD Semiconductor Limited (“FASL”), headquartered in Aizu-Wakamatsu, Japan, for purposes of operating advanced Flash wafer fabrication facilities, or fabs, to manufacture Flash memory wafers. Until June 30, 2003, AMD and Fujitsu’s respective ownership interests in FASL were 49.992 percent and 50.008 percent.

FASL produced wafers containing Flash memory circuits. These wafers were then sold to AMD and Fujitsu, who separated the circuits on each wafer into individual die, processed the die into finished goods and sold the finished Flash memory devices to their customers. AMD and Fujitsu performed all research and development activities for the design and development of Flash memory devices and developed the manufacturing processes that were to be used in the operation of the fabs to manufacture Flash memory devices. Through June 30, 2003, FASL contracted with AMD and Fujitsu for the receipt of certain support and administrative services (See Note 4).

As of June 30, 2003, in order to expand their existing manufacturing venture, AMD and Fujitsu formed a limited liability company called FASL LLC and later renamed Spansion LLC (the “reorganization”). In addition to its 49.992 percent ownership in FASL, AMD contributed to Spansion LLC its Flash memory inventory, its wafer manufacturing facility located in Austin Texas, its Flash memory research and development facility (the Submicron Development Center (SDC)) located in Sunnyvale, California, and its Flash memory assembly and test facilities located in Thailand, Malaysia and China. Fujitsu contributed to Spansion LLC its 50.008 percent ownership interest in FASL, its Flash memory inventory and its Flash memory assembly and test facilities located in Malaysia. Both AMD and Fujitsu transferred employees to the Company to perform various research and development, marketing and administration functions. AMD and Fujitsu also provided working capital to the

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Company in the form of cash contributions and loans (See Note 8). As a result, the Company began manufacturing finished Flash memory devices which are exclusively sold to AMD and Fujitsu (See Note 3). Because the additional net assets contributed by AMD exceeded those contributed by Fujitsu, AMD’s ownership interest increased to 60 percent and Fujitsu’s decreased to 40 percent.

In connection with its reorganization as a limited liability company on June 30, 2003, the Company recorded the net asset contributions received from AMD and Fujitsu at their historical carrying values following the provisions of AICPA Practice Bulletin 14, “Accounting and Reporting by Limited Liability Companies and Limited Liability Partnerships.”

The following table summarizes the net book value of AMD’s and Fujitsu’s contributions of net assets at June 30, 2003, the effective date of the reorganization of the Company.

	AMD’s Contributions	Fujitsu’s Contributions	Total
	(in thousands)
Cash	$122,225	$184,520	$306,745
Accounts receivable from members	24,685	2,328	27,013
Inventory	219,848	128,371	348,219
Fixed assets	898,560	16,432	914,992
Other assets	4,657	6,666	11,323
Accounts payable and other accrued liabilities	(32,922)	(5,490)	(38,412)
Debt and capital lease obligations (See Note 8)	(607,748)	(40,000)	(647,748)

Net book value of contributions on reorganization date	$629,305	$292,827	$922,132

As a result of the Company’s reorganization as a limited liability company, common stock and additional paid-in capital in FASL were converted to members’ capital.

2.    Change in Fiscal Year and Basis of Presentation

Fiscal Year

For periods up to and including the year ended March 31, 2003, the Company’s fiscal year ended on March 31 of each year. On June 30, 2003, in connection with the Company’s reorganization as Spansion LLC, the Company changed its fiscal year to a 52- to 53-week fiscal year ending on the last Sunday in December to coincide with the fiscal year of its majority member, AMD. U.S. Securities and Exchange Commission (SEC) rules and regulations permit the presentation of financial statements for a nine-month period in lieu of financial statements for a full year in the case where a registrant changes its fiscal year. Accordingly, the accompanying financial statements present the operating results of the Company as follows:

•	the full fiscal year ended March 31, 2003;

•	the nine months ended December 28, 2003; and

•	the full fiscal year ended December 26, 2004.

The years ended March 31, 2003 and December 26, 2004 each consisted of 52 weeks. The statements of operations, members’ capital/stockholders’ equity and cash flows for the nine-month period ended December 28, 2003 include the results of FASL for the three-month period ended June 29, 2003, prior to AMD’s and Fujitsu’s additional net asset contributions (See Note 1).

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Unaudited Interim Financial Information

The accompanying financial statements present the operating results of the Company for the nine-month period ended September 26, 2004 and as of and for the nine-month period ended September 25, 2005. The nine-month period ended September 26, 2004 and September 25, 2005 each consisted of 39 weeks.

The interim financial information for the nine-month period ended September 26, 2004 and as of and for the nine-month period ended September 25, 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial information.

Unaudited Pro Forma Stockholders’ Equity

The unaudited pro forma stockholders’ equity information, as set forth on the consolidated balance sheet, reflects the conversion of the Company’s corporate structure from a limited liability company to a corporation prior to the consummation of the planned offering (the “Offering”) and the conversion of AMD’s and Fujitsu’s contributed capital as of September 25, 2005 into shares of the Company’s common stock. The Company’s authorized capital stock will consist of 717,999,998 shares of Class A common stock, par value $0.001 per share, one share of Class B common stock, par value $0.001 per share, one share of Class C common stock, par value $0.001 per share, 32,000,000 shares of Class D common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value $0.001 per share. As of the date of the corporate restructuring, there will be 43,529,402 shares of Class A common stock issued and outstanding and beneficially held by AMD, one share of Class B common stock issued and outstanding and beneficially held by AMD, one share of Class C common stock issued and outstanding and beneficially held by Fujitsu and 29,019,601 shares of Class D common stock issued and outstanding and beneficially held by Fujitsu.

3.    Summary of Significant Accounting Policies

Financial Statements Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of commitments and contingencies and the reported amounts of revenues and expenses during the reporting periods. Actual results are likely to differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

Cash equivalents consist of financial instruments that are readily convertible into cash and have original maturities of three months or less at the time of acquisition.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Investments

The Company’s investments consist of debt securities classified at the date of acquisition as available-for-sale and a cost-method equity investment in a privately held company.

Debt securities are reported at fair market value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax, a component of stockholders’ equity and members’ capital. There were no unrealized gains or losses for the periods presented. Realized gains and losses and declines in the value of securities determined to be other-than-temporary are included in interest and other income (expense), net. The cost of securities is based on the specific identification method.

The Company classifies investments with remaining time to maturity less than twelve months as short-term investments. Investments with maturities greater than twelve months are classified as long-term. The Company did not hold any short-term investments as of December 28, 2003 and September 25, 2005. As of December 26, 2004, the Company’s short-term investments consisted of money market auction rate preferred stocks.

The equity investment is carried at historical cost and the Company does not hold a controlling interest in, nor does the Company exercise significant influence over, the operations of the investee company (See Note 15). The Company monitors the investment for impairment on a periodic basis. In the event that the carrying value of the investment exceeds its fair value and the decline is determined to be other-than-temporary, an impairment charge would be recorded and a new cost basis for the investment equal to the fair value would be established. The Company has not recorded any such impairment charges in any of the periods presented.

Inventories

Inventories are stated at standard cost adjusted to approximate the lower of actual cost (first-in, first-out method) or market. Inventories in stock in excess of forecasted customer demand over the next six months are not valued. Obsolete inventories are written off.

Revenue Recognition

The Company recognizes revenue from products sold when persuasive evidence of a contractual arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. Shipping and handling costs associated with product sales are included in cost of sales.

Prior to June 30, 2003, the Company generated revenue by selling Flash memory wafers to AMD and Fujitsu at an agreed price that was set to cover the Company’s costs plus a predetermined profit margin. AMD and Fujitsu were contractually obligated to purchase all of the Flash memory wafers and did not have any price protection and rights of return. Accordingly, the Company recognized revenue upon shipment of product. Subsequent to June 30, 2003, the Company generates revenue by selling finished Flash memory devices to AMD and Fujitsu who are the sole distributors of the Company’s Flash memory products. The Company sets its prices to AMD and Fujitsu based on their selling prices to third-party customers reduced by an agreed upon discount.

For products sold to AMD and Fujitsu, the Company generally recognizes revenue when AMD and Fujitsu have sold the product to their original equipment manufacturer (OEM) customers and title and risk of loss for the product have transferred to the OEM customers, which is typically when the Company drop ships the product to the OEM customers on behalf of AMD and Fujitsu. These customers do not have contractual product return rights. However, under the shipping terms for certain OEM customers, title and risk of loss do not pass until

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

delivery of products to the customer’s designated location, and for such sales, the Company defers the recognition of revenue and related costs until the Company’s customers take delivery of its products. Estimates of product returns and sales allowances based on actual historical experience are recorded at the time revenue is recognized. These product returns and sales allowances represent product returns for reasons other than the products’ quality. The Company’s policy with respect to quality related product returns is set forth below under the section entitled “Product Warranties.”

The Company reduces revenue for estimated product returns and sales allowances in accordance with the SFAS 48, “Revenue Recognition When Right of Return Exists.” The Company did not offer product return, stock rotation and price protection rights to AMD or Fujitsu prior to June 30, 2003. Product returns were not material for fiscal 2003, fiscal 2004 or the first nine months of fiscal 2005.

AMD also sells the Company’s products to its distributors under terms allowing these distributors certain rights of return, stock rotation and price protection privileges on unsold merchandise held by them. The Company extends the same rights on these Flash memory product sales to AMD. Accordingly, the Company defers the gross margin resulting from the deferral of both revenue and related product costs from such sales to AMD until the merchandise is resold by AMD’s distributors. The Company records estimated reductions to deferred revenue under AMD’s distributor incentive programs, including volume based incentives and special pricing arrangements, at the time the related revenue is recognized.

Fujitsu also sells the Company’s products to its distributors. The Company’s distribution agreement with Fujitsu grants limited stock rotation rights to Fujitsu and allows Fujitsu to provide similar limited rights to certain of its distributors. However, to date, Fujitsu has not exercised these rights. Accordingly, the Company recognizes revenue for sale of products sold to Fujitsu when Fujitsu sells the Company’s products to its distributors.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Assets contributed by AMD and Fujitsu effective June 30, 2003 upon reorganization of the Company were recorded at AMD’s and Fujitsu’s historical cost along with accumulated depreciation (See Note 1). Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets.

The estimated useful lives of property, plant and equipment for financial reporting purposes are as follows: machinery and equipment, two to five years; buildings and building improvements, from five to 26 years; and leasehold improvements, the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements.

Impairment of Long-Lived Assets

For long-lived assets used in operations, the Company evaluates the potential for impairment losses when events and circumstances indicate that those assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying value. If assets are judged to be impaired, impairment losses are determined based on the excess, if any, of the carrying value of these assets over their respective fair value. If impairment losses are recorded, the fair value of the assets would become the new cost basis. Fair value is determined by discounted future cash flows, appraisals or other methods. For assets held for sale, impairment losses are measured at the lower of the carrying amount of the assets or their fair value less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured as their carrying amount less salvage value, if any, at the time the assets cease to be used. Impairment losses were not material in any of the periods presented.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Product Warranties

The Company offers a one-year limited warranty to the members for Spansion Flash memory devices (See Note 7). At the time revenue is recognized, the Company provides for estimated costs that may be incurred under product warranty, with the corresponding expense recognized in cost of sales. Estimates of warranty expense are based on the Company’s historical experience. Warranty accruals are evaluated periodically and are adjusted for changes in experience.

Foreign Currency Translation/Transactions

Prior to June 30, 2003, because all operations were located in Japan, the functional currency of the Company was the Japanese yen. On June 30, 2003, the functional currency of the Company and its foreign subsidiaries, except for its wholly-owned subsidiary in Japan (Spansion Japan), became the U.S. dollar. Adjustments resulting from remeasuring the foreign currency denominated financial statements of subsidiaries into U.S. dollar denominations are included in operations, except for Spansion Japan. Adjustments resulting from translating the foreign currency financial statements of Spansion Japan into U.S. dollar denominations are included as a separate component of accumulated other comprehensive income (loss). Gains or losses resulting from transactions denominated in currencies other than the functional currencies of the Company and its subsidiaries are recorded in determining net income (loss). The aggregate exchange gain (loss) included in determining net income (loss) was $0, $0.6 million and $(5.3) million for the year ended March 31, 2003, the nine-month period ended December 28, 2003 and the year ended December 26, 2004, respectively. The aggregate exchange loss included in determining net income (loss) was $3.9 million and $2.7 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively.

Derivative Financial Instruments

The Company has foreign currency intercompany transactions denominated in Japanese yen. Therefore, in the normal course of business, the Company’s financial position is routinely subjected to market risk associated with foreign currency rate fluctuations. The Company’s general practice is to ensure that material business exposure to foreign exchange risks are identified, measured and minimized. The Company uses foreign currency forward contracts to reduce its foreign currency exposure. The objective of these contracts is to minimize the impact of foreign currency exchange rate movements on the Company’s operating results. These foreign currency contracts are carried on the Company’s balance sheet at fair value and are reflected in prepaid expenses and other current assets or accrued liabilities with changes in fair value recorded directly to cost of sales. Premiums paid for foreign currency forward contracts are immediately charged to cost of sales. All of the Company’s foreign currency forward contracts mature within the next twelve months. The Company does not use derivatives for speculative or trading purposes and does not designate its derivative instruments as hedging instruments, as defined by the Financial Accounting Standard Board, or FASB, under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Research and Development Expenses

Prior to June 30, 2003, the Company only performed wafer manufacturing services and it did not design or engineer products or manufacturing processes. AMD and Fujitsu used their own separate design and product engineering resources for the products manufactured and sold by the Company. Accordingly, the research and development expenses incurred by AMD and Fujitsu were not charged to the Company, but royalties were paid to AMD and Fujitsu for use of their technological know-how (See Note 4). Subsequent to June 30, 2003, the Company began performing research and development activities on its own but continued paying royalties to

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

AMD and Fujitsu for their existing technological know-how. AMD and Fujitsu continue to provide certain research and development services to the Company under the terms of the service agreements, and in some cases, AMD and Fujitsu provide research and development services to the Company on a contract basis. The Company expenses such research and development costs in the period in which such costs are incurred.

Advertising Expenses

Advertising costs are expensed as incurred. The Company did not incur any advertising expenses for the year ended March 31, 2003. Advertising expenses for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004 were approximately $2.0 million and $3.4 million, respectively. Advertising expenses for the nine-month periods ended September 26, 2004 and September 25, 2005 were approximately $2.1 million and $3.2 million, respectively.

Income Taxes

The Company is a Delaware limited liability company that has elected to be treated as a partnership for U.S. federal tax reporting purposes and therefore is not a taxable entity (See Note 17). Accordingly, the Company’s members are responsible for their share of the tax provision or benefit related to the Company’s domestic operations. The Company’s foreign subsidiaries are wholly owned and are taxable as corporations in their respective foreign countries of formation. In preparing its consolidated financial statements, the Company makes certain estimates and judgments in the calculation of certain tax liabilities, deferred taxes and in the determination of the recoverability of deferred tax assets in each of the jurisdictions in which the taxable subsidiaries operate. This process involves estimating actual current tax liabilities together with deferred taxes. Deferred taxes result from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. The deferred taxes are included within the consolidated balance sheet. The Company then assesses the likelihood that deferred tax assets will be recovered. If recovery is not likely, the Company must increase its provision for taxes by recording a charge to income tax expense in the form of a valuation allowance for the deferred tax assets that the Company estimates will not ultimately be recoverable. The Company considers past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. As of December 26, 2004 and September 25, 2005, the Company recorded a valuation allowance of $14 million and $28 million, respectively, primarily to offset reinvestment allowance carryovers and tax loss carryforwards.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. If the Company later determines that it is more likely than not that the deferred tax assets will be fully realized, an appropriate amount of the previously provided valuation allowance will be reversed, resulting in a benefit to earnings. Such benefits would be recorded on the income tax provision (benefit) line of the Company’s consolidated statements of operations.

In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment by tax authorities. If its estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result. See Note 17 for pro forma income tax information reflecting the income tax provision that the Company would have recorded if the Company had been subject to federal taxation as a corporation.

The American Jobs Creation Act of 2004 allows a special one-time deduction for dividends received on the repatriation of certain foreign earnings to U.S. taxpayers. The Company does not anticipate making such a repatriation dividend during the qualifying time period.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Net Income (Loss) Per Share

For the year ended March 31, 2003, the Company computed net income per share using the weighted-average number of common shares outstanding during the period. The Company had no dilutive potential common shares outstanding. Subsequent to June 30, 2003, as a limited liability company, the Company did not have any common shares or potential common shares outstanding, and therefore, net income (loss) per share was not applicable for the nine-month period ended December 28, 2003, the nine-month period ended September 26, 2004, the year ended December 26, 2004 and the nine-month period ended September 25, 2005.

Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Company’s available-for-sale securities, changes in minimum pension liabilities, and foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

The following are the components of accumulated other comprehensive loss:

	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)

Minimum pension liability, net of taxes of ($5,429)	$(7,749)	$(7,749)
Cumulative translation adjustment	(12,512)	7,017

	$(20,261)	$(732)

Comprehensive Income (Loss)

The following are the components of comprehensive income (loss):

	Nine Months Ended
	Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
	(unaudited)
Net income (loss)	$6,885	$(256,589)
Net change in cumulative translation adjustment	(22,602)	(52,695)

Total comprehensive income (loss)	$(15,717)	$(309,284)

The total comprehensive loss for the nine months ended September 25, 2005 was primarily a result of the net change in cumulative translation adjustment due to the strengthening of the U.S. dollar against the Japanese yen.

Stock-Based Compensation

The Company does not provide stock-based compensation to its employees or third parties. Subsequent to June 30, 2003, certain of the Company’s employees received options to purchase shares of AMD common stock from the Company’s majority member, AMD. The Company accounts for AMD’s stock option grants to its employees under the intrinsic value recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, consistent with the accounting method followed by AMD for options issued to employees of the consolidated AMD group. The exercise price of options

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

is equal to the market price of AMD’s common stock on the date of grant. The Company reimburses AMD for these options based on an agreed amount equal to the grant-date fair value of the stock options calculated using the Black-Scholes valuation model, less a 15 percent discount (the “grant-date value”). The Company records a liability for amounts due to AMD under this arrangement with a corresponding reduction to members’ capital.

Through December 26, 2004, AMD granted stock options to the Company’s employees with a grant-date value of approximately $10.2 million. The Company did not make any payments to AMD for the nine-month period ended December 28, 2003. The Company paid AMD approximately $1.4 million for stock options during the year ended December 26, 2004. The Company’s outstanding liability to AMD as of December 26, 2004 was approximately $8.8 million of which $6.2 million is due beyond fiscal year 2005. Reimbursements to AMD are payable in sixteen equally quarterly installments which commence on the last day of the quarter following the quarter in which the stock options were granted.

Through September 25, 2005, AMD granted stock options to the Company’s employees with a grant-date value of approximately $18.8 million. The Company paid AMD approximately $0.9 million for stock options during the nine-month period ended September 25, 2005. The Company’s outstanding liability to AMD as of September 25 , 2005 was approximately $16.5 million of which $10.7 million is due beyond the next twelve-month period. Reimbursements to AMD are payable in sixteen equally quarterly installments which commence on the last day of the quarter following the quarter in which the stock options were granted.

Had AMD and the Company accounted for such stock options under Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation,” total stock-based compensation expense recorded by the Company, based on the Black-Scholes grant date fair value of the options, would have been approximately $97,000 and $1.6 million for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004, and $0.8 million and $3.7 million for the nine-month periods ended September 26, 2004 and September 25, 2005.

Pension and Postretirement Benefits

The Company has significant pension benefit costs and credits that are developed from actuarial valuations. The actuarial valuations require assumptions and methods which must be used to develop the best estimate of the benefit costs. These valuation assumptions include salary growth, long-term return on plan assets, discount rates and other factors. The salary growth assumptions reflect the Company’s future and near-term outlook for salary growth within the industry. Long-term return on plan assets is determined based on historical results in the debt and equity markets and management’s expectation of the current economic environment and the allocation target and expected future yields of each asset class. The discount rate assumption is based on current investment yields on Japanese government long-term bonds, as no deep corporate market exists for high quality corporate debt instruments. Actual results that differ from these assumptions are accumulated and amortized over the future life of the plan participants. See Note 13 for an explanation of the pension assumptions. While the Company believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the pension costs and obligations.

New Accounting Pronouncements

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets” (SFAS 153). SFAS 153 amends the guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate certain exceptions to the principle that exchanges of nonmonetary assets be measured based on the fair value of the assets exchanged. SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges in fiscal years beginning after June 15, 2005. The adoption of SFAS 153 will not have a material impact on the Company’s current consolidated results of operations or financial position or cash flows as it will be applied prospectively.

In December 2004, the FASB issued a revision to Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (SFAS 123R). SFAS 123R eliminates the ability to use the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employee” (APB 25), and generally requires a public entity to reflect on its income statement, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The grant-date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those equity instruments. Among other things, SFAS 123R also requires entities to estimate the number of equity instruments for which the requisite service is expected to be rendered, and if the terms or conditions of an equity award are modified after the grant date, to recognize incremental compensation cost for such a modification by comparing the fair value of the modified award with the fair value of the award immediately before the modification. In addition, SFAS 123R amends FASB Statement No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS 123R will be effective for the Company as of the beginning of fiscal 2006. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased or canceled after that date. As of the required effective date, all public entities that used the fair-value-based method for either recognition or disclosure under the original Statement 123 will apply this revised statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under the original Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by the original Statement 123. The Company is currently evaluating the requirements of SFAS 123R and will adopt this statement commencing in fiscal 2006. The Company to date has not issued stock-based awards to its employees or third parties. Accordingly, the adoption of SFAS 123R is not expected to have a material effect on the Company’s financial statements upon adoption. However, if the Company changes its corporate structure and issues stock-based awards in the future (See Note 17), those awards will be subject to the accounting and disclosure provisions of SFAS 123R and would be expected to have a material effect on the Company’s financial statements.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

4.    Related Party Transactions

In addition to its historical dependence on AMD and Fujitsu as its sole distributors, the Company receives services from AMD and Fujitsu, including among others, certain information technology, facilities, logistics, legal, tax, finance, human resources and environmental health and safety services. The charges for these services are negotiated annually between the Company and AMD and Fujitsu based on the Company’s expected requirements and the estimated future costs of the services to be provided. AMD has the right to review the proposed services to be provided by Fujitsu, and Fujitsu has the right to review the proposed services to be provided by AMD. The service charges are billed monthly on net 45 days terms. Prior to June 30, 2003, the Company contracted for certain services with Fujitsu and subsidiaries of Fujitsu, including among others, payroll processing, cafeteria operation, and site security services. The service charges were billed monthly on net 30 days terms.

The following tables present significant related party transactions and account balances between the Company and AMD (See Note 8 for separate disclosure of debt obligations to members):

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
				(unaudited)
Net sales to AMD	$538,623	$650,097	$1,211,033	$932,210	$776,941

Cost of sales:
Royalties to AMD	$43,575	$20,376	$18,080	$14,062	$11,493
Wafer purchases from AMD	$232,508	$107,338	$—	$—	$—

Service fees to AMD:
Cost of sales	$—	$15,623	$21,915	$17,022	$16,916
Research and development	—	13,883	27,614	20,324	17,054
Marketing, general and administration	—	38,277	56,697	42,752	39,268

Service fees to AMD	$—	$67,783	$106,226	$80,098	$73,238

Cost of employees seconded from AMD:
Marketing, general and administration	$—	$969	$1,524	$1,123	$1,199

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
	(in thousands)
			(unaudited)
Trade accounts receivable from AMD, net of allowance for doubtful accounts	$226,025	$217,485	$199,807
Other receivables from AMD	$6,534	$566	$3,617
Accounts payable to AMD	$73,605	$29,719	$54,459
Royalties payable to AMD	$8,672	$8,180	$4,118
Accrued liabilities to AMD	$5,099	$14,075	$22,203

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

The following tables present the significant related party transactions and account balances between the Company and Fujitsu (See Note 8 for separate disclosure of debt obligations to members):

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
				(unaudited)
Net sales to Fujitsu	$423,327	$543,115	$1,051,194	$843,041	$634,268

Cost of sales:
Royalties to Fujitsu	$43,575	$20,376	$18,080	$14,062	$11,493
Other purchases of goods and services from Fujitsu and rental expense to Fujitsu	$153,013	$62,164	$66,525	$49,968	$52,198
Subcontract manufacturing purchases from Fujitsu	$—	$54,787	$74,800	$63,123	$28,150
Commercial die purchases from Fujitsu	$—	$41,332	$141,117	$125,316	$72,041

Service fees to Fujitsu:
Cost of sales	$—	$505	$3,662	$2,982	$2,505
Research and development	—	16,791	18,449	13,950	5,086
Marketing, general and administration	1,564	4,540	11,382	8,468	8,361

Service fees to Fujitsu	$1,564	$21,836	$33,493	$25,400	$15,952

Cost of employees seconded from Fujitsu:
Cost of sales	$—	$498	$1,333	$998	$742
Research and development	—	3,571	8,241	6,172	4,263
Marketing, general and administration	—	1,484	3,774	2,827	2,007

Cost of employees seconded from Fujitsu	$—	$5,553	$13,348	$9,997	$7,012

Equipment purchases from Fujitsu	$34,358	$29,783	$—	$—	$—

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
	(in thousands)
			(unaudited)
Trade accounts receivable from Fujitsu	$181,461	$155,207	$177,795
Other receivables from Fujitsu	$6,901	$7,188	$8,687
Accounts payable to Fujitsu	$29,724	$18,891	$39,921
Royalties payable to Fujitsu	$7,805	$8,180	$4,118
Accrued liabilities to Fujitsu	$513	$584	$685

The Company licenses certain intellectual property from AMD and Fujitsu in exchange for the payment of royalties to both AMD and Fujitsu. These royalty expenses are recognized in cost of sales. The Company is required to pay AMD and Fujitsu semi-annual royalties based on net sales (minus the costs of commercial die). The royalty as a percentage of sales will decline over the term of the agreement which expires in 2013.

In order to respond to increased demand in 2002 and 2003, the Company supplemented its manufacturing capacity by contracting with AMD and Fujitsu to produce Flash memory wafers for the Company on a foundry

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

basis in fabs owned by AMD and Fujitsu. The Company purchased such foundry wafers from AMD at negotiated prices and resold the foundry wafers to AMD and Fujitsu at the same prices the Company charged for wafers it produced in its own fabs.

Prior to June 30, 2003, Fujitsu provided additional goods and services to the Company including manufacturing equipment, utilities and equipment maintenance services for which the Company reimbursed Fujitsu. Subsequent to June 30, 2003, Fujitsu provides test and assembly services to the Company on a contract basis. Also, the Company began purchasing commercial die from Fujitsu, which is packaged together with the Company’s Flash memory devices.

AMD and Fujitsu second certain employees to the Company and the Company reimburses AMD for the costs of the employees seconded from AMD and pays the employees seconded from Fujitsu directly.

As of December 26, 2004 and September 25, 2005, AMD and Fujitsu were obligated to provide the Company with additional funding to finance shortfalls for capital expenditures and operating expenses, if any, through June 29, 2007. Generally, the Company is first required to seek any required financing from external sources. However, if such third-party financing is not available, AMD and Fujitsu must secure or provide funding to the Company equal to their pro-rata ownership interest in the Company. The Company has been able to obtain additional third-party financing and has not had to obtain additional funding from AMD and Fujitsu since June 30, 2003 (See Note 17).

5.    Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade receivables and foreign currency forward contracts.

The Company places its cash equivalents and short-term investments with high quality credit financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. Investments in tax-exempt securities, including municipal notes and bonds, are rated AA, Aa or better, and investments in repurchase agreements must have securities of the type and quality listed above as collateral.

Concentration of credit risk with respect to trade receivables exists because the Company only sells products directly to AMD and Fujitsu. Trade accounts receivable from AMD make up approximately 55 percent and 58 percent of the total consolidated trade accounts receivable balance as of December 28, 2003 and December 26, 2004, respectively. Trade accounts receivable from Fujitsu make up approximately 45 percent and 42 percent of the total consolidated trade accounts receivable balance as of December 28, 2003 and December 26, 2004, respectively. However, the Company does not believe the receivable balances from either member subject the Company to significant credit risk given that both AMD and Fujitsu have a vested interest in the success of the Company, collection experience from each is positive and AMD’s and Fujitsu’s own customer bases represent a large number of geographically diverse companies. Additionally, both AMD and Fujitsu are required to pay these amounts regardless of whether they can collect from their customers. The Company does not require collateral or other security from AMD and Fujitsu. In conjunction with the elimination of the distribution margin earned by AMD, the Company will bear the credit risk associated with the collectibility of accounts receivable from AMD’s customers.

The counterparties to the agreements relating to the Company’s derivative financial instruments consist of a number of large international financial institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties because the Company monitors their credit ratings and limits the

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

financial exposure and the notional amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Company’s obligations to the counterparties. As of December 26, 2004, the Company had a total notional amount of approximately $10.5 million in outstanding foreign currency forward exchange contracts. Foreign currency gains and losses were not significant for the periods presented.

6.    Financial Instruments

Available-for-sale securities held by the Company as of December 28, 2003, December 26, 2004 and September 25, 2005 are as follows:

Amortized Cost
(in thousands)
December 28, 2003
Cash Equivalents:
Money Market Funds	$148,513

Total Cash Equivalents	$148,513

Amortized Cost
(in thousands)
December 26, 2004
Cash Equivalents:
Money Market Funds	$35,000
Commercial Paper	29,958

Total Cash Equivalents	$64,958

Short-Term Investments:
Auction Rate Preferred Stocks	$57,950

Total Short-Term Investments	$57,950

Total Cash Equivalents and Short-Term Investments	$122,908

Amortized Cost
(unaudited)
(in thousands)
September 25, 2005
Cash Equivalents:
Money Market Funds	$10,000
Commercial Paper	19,955

Total Cash Equivalents	$29,955

The cost of the Company’s available-for-sale securities approximates the fair market values of the securities as of December 28, 2003, December 26, 2004 and September 25, 2005. The unrealized gains and losses on these securities were not significant as of December 28, 2003, December 26, 2004 and September 25, 2005. The Company does not have any available-for-sale marketable securities with maturities greater than one year.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Fair Value of Other Financial Instruments

The fair value of the Company’s fixed rate long-term debt is estimated by considering the Company’s credit rating, the interest rates and the terms of the debt. The fair value of the Company’s variable rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying amounts and estimated fair values of the Company’s debt instruments are as follows:

	Dec. 28, 2003		Dec. 26, 2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)
Capital leases	$245,173	$244,461	$183,700	$182,248
Debt obligations	240,426	240,426	204,487	204,487
Debt obligation to members	414,085	414,085	385,410	385,410

Total debt obligations and capital leases	$899,684	$898,972	$773,597	$772,145

The fair value of the Company’s accounts receivable and accounts payable approximate their carrying value based on existing payment terms. As of December 26, 2004, the fair value of the Company’s foreign currency forward contracts was not significant. As of December 28, 2003, there were no foreign currency forward contracts outstanding.

7.    Warranties and Indemnities

The Company offers a one-year limited warranty to the members for Spansion Flash memory products. AMD and Fujitsu have the right to independently provide product warranties to their customers consistent with the Company’s one-year limited warranty. Prior to June 30, 2003, the Company did not provide a warranty on product sales to AMD and Fujitsu. On June 30, 2003, the Company assumed the liabilities of AMD and Fujitsu for warranties they offered on previous sales of Flash memory products to their customers. Accordingly, the following table reflects the Company’s assumption of warranty obligations on June 30, 2003.

Changes in the Company’s liability for product warranty during the nine-month period ended December 28, 2003 and the year ended December 26, 2004 are as follows:

	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)

Balance, beginning of period	$—	$452
Warranty obligations assumed on June 30, 2003	541	—
New warranties issued during the period	866	1,862
Settlements during the period	(326)	(1,899)
Changes in liability for pre-existing warranties during the period, including expirations	(629)	185

Balance, end of period	$452	$600

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Changes in the Company’s liability for product warranty during the nine-month period ended September 26, 2004 and September 25, 2005 are as follows:

	Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
	(unaudited)
Balance, beginning of period	$452	$600
New warranties issued during the period	1,518	1,548
Settlements during the period	(553)	(3,314)
Changes in liability for pre-existing warranties during the period, including expirations	(817)	1,766

Balance, end of period	$600	$600

In addition to product warranties, the Company, from time to time in its normal course of business, indemnifies other parties with whom it enters into contractual relationships, including customers, directors, lessors and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against specified losses, such as those arising from a breach of representations or covenants, third-party infringement claims or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no indemnification claims.

8.    Debt and Capital Lease Obligations

The Company’s debt and capital lease obligations consist of:

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
	(in thousands)
			(unaudited)
Debt obligations to members:
AMD Cash Note	$120,000	$120,000	$120,000
AMD Asset Note	165,619	165,619	161,869
Spansion Penang Asset Note	38,466	38,466	38,466
Spansion China Line of Credit	50,000	15,000	15,000
Spansion Penang Loan	—	6,325	5,551
Fujitsu Cash Note	40,000	40,000	40,000

Total debt obligations to members	$414,085	$385,410	$380,886
Debt obligations to third parties:
July 2003 Spansion Term Loan	72,500	44,599	—
Senior Secured Credit Facility	—	—	60,015
Spansion Japan Term Loan	167,926	127,389	85,447
Spansion Japan Revolving Loan	—	—	48,954
Spansion Japan Revolving Credit Facility	—	—	26,702
Spansion China Loan	—	32,499	19,630
Obligations under capital leases	245,173	183,700	158,866

Total debt obligations to third parties	$485,599	$388,187	$399,614

Total debt obligations	899,684	773,597	780,500
Less: current portion	155,807	319,976	618,330

Long-term debt and capital lease obligations, less current portion	$743,877	$453,621	$162,170

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Debt Obligations to Members

AMD Cash Note

The Company is obligated to AMD in the amount of $120 million under the terms of an unsecured promissory note with four equal principal payments due on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. The note bears interest at the lesser of seven percent or the London Inter-bank Offer Rate (LIBOR) plus four percent, to be paid quarterly. At December 28, 2003, December 26, 2004 and September 25, 2005, the interest rate was 5.14 percent, 5.98 percent and 7.0 percent, respectively. As of December 28, 2003, December 26, 2004, and September 25, 2005 the remaining balance on this note was $120 million. The proceeds from the AMD Cash Note were used to fund the working capital needs of the Company.

AMD Asset Note

The Company is obligated to AMD under the terms of an unsecured asset note with four remaining equal principal payments due on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. This note bears interest at a fixed rate of seven percent, to be paid quarterly. As of December 28, 2003 and December 26, 2004, the remaining balance on this note was approximately $166 million. As of September 25, 2005, the remaining balance on this note was approximately $162 million. The AMD Asset Note represented consideration paid to AMD by the Company in connection with the transfer of certain of AMD’s assets to the Company as of June 30, 2003.

Spansion Penang Asset Note

The Company assumed approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of December 26, 2004) of an unsecured promissory note, payable to AMD’s subsidiary in Malaysia, AMD Export Sdn. Bhd. (AMD Export), in connection with the sale of certain assets by AMD Export to the Company’s subsidiary in Malaysia, Spansion Penang Sdn. Bhd. (Spansion Penang), as part of the reorganization. This note bears interest at a fixed rate of seven percent, to be paid quarterly. The note has a term of three years, with four equal principal payments, due on September 29, 2005, December 29, 2005, March 29, 2006 and June 29, 2006. As of December 28, 2003, December 26, 2004 and September 25, 2005, the remaining balance on this note was approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of December 28, 2003, December 26, 2004 and September 25, 2005).

Spansion China Line of Credit

As part of the reorganization, the Company also assumed $60 million of unsecured debt, payable by the Company’s subsidiary in the People’s Republic of China, Spansion China Limited, to AMD and its subsidiary in Singapore, Advanced Micro Devices (Singapore) Pte., or AMD Singapore. Amounts outstanding bear interest at rates ranging from two percent to six percent, to be paid quarterly. The remaining $15 million balance is due by the end of fiscal 2005. As of December 28, 2003, December 26, 2004 and September 25, 2005, the remaining balance was approximately $50 million, $15 million and $15 million, respectively.

Amendment to Spansion China Line of Credit (unaudited)

On July 29, 2005, Spansion China amended the payment terms of its unsecured debt obligations to AMD such that Spansion China is required to pay the remaining balance on the debt on March 26, 2006 or such later date as the parties may agree upon in writing, and all borrowings made by Spansion China after the effective date of the amendment shall bear interest at a rate of 3.46 percent, compounded annually.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Spansion Penang Loan

On January 29, 2004, Spansion Penang entered into a financial arrangement with AMD Export. Under the terms of the arrangement, Spansion Penang borrowed approximately 29 million Malaysian Ringgit (approximately $8 million based on the exchange rate as of January 29, 2004) from AMD Export to fund the purchase of manufacturing equipment. The loan bears a fixed annual interest rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009. The total amount outstanding as of December 26, 2004 and September 25, 2005 was approximately 23 million Malaysian Ringgit and 20 million Malaysian Ringgit (approximately $6 million based on the exchange rate as of December 26, 2004 and September 25, 2005). A third-party financial institution has a lien on the purchased equipment.

Fujitsu Cash Note

On June 30, 2003, Fujitsu loaned the Company $40 million for working capital purposes pursuant to a promissory note. This unsecured note is denominated in U.S. dollars. The note bears interest at the lesser of seven percent or LIBOR plus four percent, to be paid quarterly. At December 28, 2003, December 26, 2004 and September 25, 2005, the interest rate was 5.14 percent, 5.98 percent and 7.0 percent, respectively. The note has a term of three years and is repayable in four equal payments, including interest, on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. As of December 28, 2003, December 26, 2004 and September 25, 2005, the outstanding principal balance on this note was $40 million. The proceeds from the Fujitsu Cash Note were used to fund the working capital needs of the Company.

Debt Obligations to Third Parties

July 2003 Spansion Term Loan

AMD amended its term loan and security agreement with a domestic financial institution (the September 2002 Loan) and assigned it (the July 2003 Spansion Term Loan) to the Company in connection with the reorganization. Under the amended agreement, the amounts borrowed bear interest at LIBOR plus four percent, which was 5.14 percent and 5.98 percent at December 28, 2003 and December 26, 2004, respectively. Repayments of principal, which began in September 2003, are scheduled to occur in consecutive quarterly installments ending in June 2006. As of December 28, 2003 and December 26, 2004, approximately $72.5 million and $44.6 million were outstanding, of which 60 percent was guaranteed by AMD and 40 percent was guaranteed by Fujitsu (See Note 9). As of September 25, 2005, $0 million was outstanding. The Company granted a security interest in certain property, plant and equipment as security under the July 2003 Spansion Term Loan. The net book value of the property, plant and equipment granted as a security interest was $68.8 million as of December 26, 2004.

The Company is required to comply with the following financial covenants during an enhanced covenant period, which occurs if either the Company’s net domestic cash balance (as defined in the July 2003 Spansion Term Loan) as of the last day of any fiscal quarter is below $60 million or if its net worldwide cash balance (as defined in the March 2004 amendment) as of the last day of any fiscal quarter is below $130 million:

•	refrain from entering into any merger transaction, reorganization or consolidation;

•	refrain from the transfer, sale, assignment, lease or disposition of the Company’s property except for sales of certain inventory and equipment in the ordinary course of business and the sale of certain assets that do not exceed certain threshold amounts;

•	maintain an adjusted tangible net worth (as defined in the July 2003 Spansion Term Loan) of not less than $850 million;

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

•	achieve earnings before interest, taxes, depreciation and amortization according to the following schedule:

Period	Amount
(in thousands)
For each of the four quarters ending December 2004	$550,000
For each of the four quarters ending in 2005	640,000
For each of the four quarters ending in 2006	800,000

•	maintain a Fixed Charge Coverage Ratio (as defined in the July 2003 Spansion Term Loan) according to the following schedule:

Period	Ratio
March 2004 to December 2004	1.0 to 1.00
Full fiscal year 2005	1.0 to 1.00
Full fiscal year 2006	0.9 to 1.00

Under the terms of the July 2003 Spansion Term Loan, an event of default would occur if the Company does not meet various obligations or if various events occur. These include, among other things, any failure to pay loan amounts when due, a breach of any representation or warranty made under the agreement, the filing of voluntary bankruptcy proceedings, the dissolution, winding-up or liquidation of the Company, and the expropriation or condemnation of the Company’s property by any legal authority.

In addition, during an enhanced covenant period, the Company is restricted in its ability to pay cash dividends in respect to AMD and Fujitsu.

As of December 26, 2004, the Company’s net domestic cash balance as defined was $119 million and its net worldwide cash balance, as defined, was $196 million. Because the Company’s domestic and worldwide net cash balances exceeded the minimum requirements, the covenants described above have not been applicable to date.

Amendment to July 2003 Spansion Term Loan (unaudited)

In June 2005, the Company amended the July 2003 Spansion Term Loan to amend its reporting obligations and to eliminate the requirement that the Company maintain a specified net domestic cash balance and to decrease the net worldwide cash balance required to be maintained in order for the Company to avoid being subject to the enhanced covenants set forth in the agreement. Pursuant to the agreement as amended, the Company would enter into an enhanced covenant period if its net worldwide cash balance (as defined) as of the last day of any fiscal quarter is below the amount then outstanding under the agreement plus $6 million.

On September 19, 2005, the Company used funds from its new senior secured revolving credit facility to repay the outstanding principal and interest of approximately $24 million under the July 2003 Spansion Term Loan and the lenders released their security interest in the Company’s property.

Spansion Japan Term Loan

Spansion Japan entered into a term loan with a Japanese financial institution in September 2003. Under the agreement, the amounts borrowed are denominated in Japanese yen and bear an interest rate based on the Tokyo Inter-bank Offer Rate (TIBOR) plus a spread that is determined by Fujitsu’s current debt rating and Spansion Japan’s non-consolidated net asset value as of the last day of Spansion Japan’s fiscal year. The interest rate was 0.98 percent as of December 28, 2003 and December 26, 2004 and 0.86 percent as of September 25, 2005. Repayment occurs in equal, consecutive, quarterly principal installments ending in June 2007. As of December 28, 2003,

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

December 26, 2004 and September 25, 2005, approximately 18 billion yen, 13 billion yen and 10 billion yen (approximately $168 million, $127 million and $85 million) were outstanding under this term loan agreement. Fujitsu has guaranteed 100 percent of the amounts outstanding under this facility and AMD has agreed to reimburse Fujitsu for up to 60 percent of amounts paid out by Fujitsu under this guarantee. In addition, Spansion Japan’s assets are pledged to Fujitsu as security for AMD’s reimbursement. The net book value of the pledged assets as of December 28, 2003, December 26, 2004 and September 25, 2005 was approximately $484.4 million, $373.7 million and $264.4 million, respectively. Under this loan agreement, Spansion Japan is prevented from making distributions for dividends to the Company in certain situations.

Pursuant to the terms of the Spansion Japan Term Loan, Spansion Japan is required to comply with the following financial covenants under accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month period during such fiscal year;

•	maintain an adjusted tangible net worth (as defined in the loan agreement), as of the last day of each fiscal quarter, of not less than 60 billion yen (approximately $579 million and $534 million, respectively, based on the exchange rate as of December 26, 2004 and September 25, 2005);

•	maintain total net income plus depreciation, as of the last day of each fiscal period, as follows:

Period	Amount
(in thousands)
Fiscal year 2004	$221,000
Fiscal year 2005	204,000
Fiscal year 2006	188,000

•	ensure that as of the last day of any fiscal quarter, the ratio of (a) net income plus depreciation to (b) the sum of (i) interest expense for such period plus (ii) scheduled amortization of debt for borrowed money (as defined in the loan agreement) for such period, including lease rentals plus (iii) maintenance capital expenditures for Spansion Japan’s existing and after acquired real property and improvements at its manufacturing facilities located in Aizu-Wakamatsu, Japan, is not less than 120 percent for the third and fourth quarters of fiscal year 2004, fiscal year 2005 and fiscal year 2006;

•	Fujitsu must maintain 100 percent of the ownership of Fujitsu Microelectronics Holding, Inc., the Fujitsu subsidiary that holds 40 percent of the membership interests in Spansion LLC prior to the Company’s reorganization into a corporate structure.

In addition, Spansion Japan is subject to other covenants, including those that are applicable when Spansion Japan’s minimum cash balance is less than one billion yen and events of default that would cause all of the amounts outstanding under this agreement to become immediately due and payable that are substantially similar to the covenants and events of default in the Spansion Japan Revolving Loan Agreement. As of September 25, 2005, Spansion Japan’s cash balance was 9.3 billion yen (approximately $83 million as of September 25, 2005).

As of December 26, 2004 and September 25, 2005 Spansion Japan was in compliance with these financial covenants determined using accounting principles generally accepted in Japan.

Because amounts under the Spansion Japan Term Loan are denominated in yen, the U.S. dollar amounts are subject to change based on applicable exchange rates. The Company used the exchange rates as of December 28, 2003, December 26, 2004 and September 25, 2005 of 107.19 yen, 103.62 yen and 112.35 yen, respectively, to one U.S. dollar to translate the amounts denominated in yen to U.S. dollars.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Spansion China Loan

During the second quarter of fiscal 2004, Spansion China entered into two revolving loan agreements with a local financial institution. Under the terms of the revolving foreign exchange loan agreement, Spansion China can borrow in U.S. dollars up to an amount of $18 million to be secured by Spansion China’s land use right and buildings on the land. Under the terms of the revolving Renminbi (RMB) loan agreement, Spansion China can borrow up to RMB 120 million (approximately $15 million as of December 26, 2004 and September 25, 2005). The interest rate on the U.S. dollar denominated loans is LIBOR plus one percent, ranging from 3.04 percent to 3.94 percent for fiscal 2004 and the interest rates on the RMB denominated loans are fixed at either 4.779 percent or 5.022 percent depending on the period the borrowings occur. The maximum term of each loan is 12 months from the date of each drawdown. As of December 26, 2004 and September 25, 2005, the amount outstanding under the U.S. dollar denominated loan agreement was approximately $18 million and $12 million and, the total amount outstanding under the RMB-denominated loan agreement was approximately RMB 120 million and RMB 55 million (approximately $15 million and $7 million, respectively). This loan is secured by Spansion China’s assembly and test facilities and its land use rights.

Spansion Japan Revolving Loan Agreement

In March 2004, Spansion Japan entered into a revolving credit facility agreement with certain Japanese financial institutions in the aggregate amount of 15 billion yen (approximately $145 million as of December 26, 2004). The revolving facility consists of two tranches: tranche A, in the aggregate amount of up to nine billion yen (approximately $87 million as of December 26, 2004), and tranche B, in the aggregate amount of up to six billion yen (approximately $58 million as of December 26, 2004). Spansion Japan did not draw on the facility before it expired on March 24, 2005. However, as described in more detail below, the total amount that Spansion Japan can draw is limited based on the value of Spansion Japan’s trade accounts receivable from Fujitsu, which are pledged as security to the lenders. As of December 26, 2004, there were no borrowings outstanding under this facility.

Amounts borrowed under tranche A bear interest at a rate equal to the Tokyo Interbank Offered Rate, or TIBOR, plus 0.55 percent. Amounts borrowed under tranche B bear interest at a rate of TIBOR plus 1.2 percent. Spansion Japan must first fully draw under tranche A before drawing amounts under tranche B. Borrowings must be used for working capital purposes and must be repaid no later than April 24, 2005. As of December 26, 2004, TIBOR was approximately 0.09 percent.

Pursuant to the terms of the revolving facility agreement, Spansion Japan is not permitted to make distributions, including declaring any dividends other than those to be declared after the end of each fiscal quarter and is required to comply with the following financial covenants under accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

•	maintain an adjusted tangible net worth (as defined in the agreement) at an amount not less than 60 billion yen (approximately $579 million as of December 26, 2004) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of 22.920 billion yen (approximately $221 million as of December 26, 2004) as of the last day of fiscal 2004; and

•	ensure that, as of the last day of each of the third and fourth quarter of fiscal 2004, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of scheduled debt repayments plus maintenance capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period, is not less than 120 percent.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

In addition, Spansion Japan cannot, without the consent of the majority lenders (as defined in the agreement), enter into any consolidation or merger, or transfer, lease or otherwise dispose of all or substantially all of its assets or business, or remove any equipment from its Aizu-Wakamatsu facilities or transfer or otherwise dispose of these facilities, in a manner that may substantially affect Spansion Japan’s ability to make repayments under this agreement. Spansion Japan cannot obtain any loans from a third party or provide a guarantee or any loans to a third party that may substantially affect Spansion Japan’s ability to make repayments under this agreement.

As of December 26, 2004, Spansion Japan was in compliance with these financial covenants determined using accounting principles generally accepted in Japan.

In addition, if Spansion Japan’s minimum cash balance is less than 1 billion yen (approximately $10 million as of December 26, 2004), Spansion Japan is prohibited from:

•	subject to ordinary course of business and certain other exceptions, entering into any merger, reorganization or consolidation, or transferring, leasing or otherwise disposing of all or any part of its assets, or entering into any agreement concerning such transactions;

•	making certain distributions, including declaring any dividends other than those to be declared after the end of each fiscal quarter, and redeeming, repurchasing, retiring or otherwise acquiring its capital stock or any option for such capital stock; or

•	changing its capital structure (including capital reduction) in a way that may substantially affect Spansion Japan’s ability to meet its obligations under the agreement.

Because during the term of this agreement Spansion Japan has maintained a cash balance that has been greater than one billion yen, these covenants have not been applicable.

As security for amounts outstanding under the revolving facility, Spansion Japan pledged its accounts receivable from Fujitsu. The accounts receivable are held in trust pursuant to the terms of a trust agreement. Under the trust agreement, Spansion Japan is required to maintain the value of its accounts receivable at specified thresholds (as defined by the trust agreement), based upon the amounts outstanding under tranche A and tranche B. The trustee collects payments from Fujitsu into a separate trust account and releases these amounts to Spansion Japan, subject to the specified threshold amounts required to be maintained by Spansion Japan. At any time when the accounts receivable balance in the trust account is less than the required threshold amount, Spansion Japan is required to do one of the following to cure the shortfall:

•	provide additional cash to the trust; or

•	repay a specified portion of the outstanding loans.

Amounts outstanding under the revolving credit facility may be accelerated and become due and payable on demand upon the occurrence of specified events with respect to Spansion Japan, including: filings or proceedings in bankruptcy, failure to pay any obligations under the revolving credit facility that have become due, failure to pay other third-party indebtedness where such debt exceeds 200 million yen (approximately $2 million as of December 26, 2004), or if the value of the accounts receivable from Fujitsu held in trust is below the required thresholds and such shortfall is not remedied within three business days. In addition, amounts outstanding under the revolving credit facility may become automatically due and payable upon the occurrence of specified events with respect to Fujitsu including: suspension of any payment by Fujitsu, filings or proceedings in bankruptcy or corporate reorganization, failure of any check or note issued by Fujitsu to clear for payment, default by Fujitsu with respect to

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

payments to Spansion Japan or other obligations under the distribution agreement with us, and default by Fujitsu with respect to other third-party indebtedness where such debt exceeds 1.0 billion yen (approximately $10 million as of December 26, 2004). As of December 26, 2004 and September 25, 2005, the amount of accounts receivable held in the trust was approximately $154 million and $93 million, respectively. Approximately $8 million was held in trust as of September 25, 2005 because the accounts receivable balance in the trust account was below the required threshold. The cash amount held in trust was included in prepaid expenses and other current assets on the consolidated balance sheet at September 25, 2005.

Because the borrowings and repayments under the Spansion Japan Revolving Loan are denominated in yen, the U.S. dollar amounts stated above are subject to change based on applicable exchange rates. The Company used the exchange rate as of December 26, 2004 and September 25, 2005 of 103.62 yen and 112.35 yen, respectively, to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Amendment to Spansion Japan Revolving Loan Agreement (unaudited)

In March 2005, Spansion Japan extended its revolving facility credit agreement under substantially the same terms with certain Japanese financial institutions in the aggregate amount of 15 billion yen (approximately $141 million and $134 million as of March 25, 2005 and September 25, 2005). The revolving facility provides for two tranches: tranche A in the aggregate amount of up to six billion yen (approximately $56 million and $53 million as of March 25, 2005 and September 25, 2005) and tranche B in the aggregate amount of up to nine billion yen (approximately $85 million and $80 million as of March 25, 2005 and September 25, 2005). Spansion Japan can draw under the facility until March 24, 2006. As of December 26, 2004 there were no borrowings under this facility. As of September 25, 2005, 5.5 billion yen (approximately $49 million based on the exchange rate as of September 25, 2005) was outstanding under tranche A of this facility and no amounts were outstanding under tranche B. This amount bears interest at the rate of 0.63 percent and was repaid on September 26, 2005. The amount is reflected as Notes Payable on the consolidated balance sheet at September 25, 2005.

Amounts borrowed under tranche A bear interest at a rate equal to the TIBOR plus 0.55 percent. Amounts borrowed under tranche B bear interest at a rate of TIBOR plus 1.2 percent. Spansion Japan must first fully draw under tranche A prior to drawing amounts under tranche B. Borrowings must be used for working capital purposes and must be repaid no later than April 24, 2006. As of March 25, 2005 and September 25, 2005, TIBOR was approximately 0.09 percent.

Because the amounts under the Spansion Japan Revolving Loan are denominated in yen, the U.S. dollar amounts stated above are subject to change based on applicable exchange rates. The Company used the exchange rate as of March 25, 2005, June 24, 2005 and September 25, 2005 of 106.30 yen, 108.85 yen and 112.35 yen, respectively, to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Amendment to Spansion Japan Revolving Loan Agreement (unaudited)

On September 20, 2005, Spansion Japan amended its existing revolving facility credit agreements and related ancillary agreements with certain Japanese financial institutions. The primary purpose of the amendment was to exclude Spansion Japan’s non-Japanese yen-denominated accounts receivable from Fujitsu from the amounts held in trust pursuant to the terms of the accounts receivable trust agreement among the parties. As a result, pursuant to the amendment, such accounts receivable do not secure the amounts outstanding under the Spansion Japan revolving credit agreement. As a result of the exclusion of the accounts receivable described above, the aggregate loan amount available under the Spansion Japan revolving credit agreement was decreased

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

from up to 15 billion yen to up to 10.5 billion yen (or approximately $94 million as of September 20, 2005). Specifically, Tranche A decreased from 6.0 billion yen to 4.2 billion yen (or approximately $38 million as of September 20, 2005), and Tranche B decreased from 9.0 billion yen to 6.3 billion yen (or approximately $56 million as of September 20, 2005). In addition, pursuant to the amendment, on December 24, 2005, either party can terminate the Spansion Japan revolving credit agreement or reduce the amounts available under Tranche A or Tranche B by giving the other party ten business days’ prior written notice.

Senior Secured Revolving Credit Facility (unaudited)

On September 19, 2005, the Company entered into a new senior secured revolving credit facility with a certain domestic financial institution, as agent, and the lenders party thereto, in the aggregate amount of up to $175 million. Upon the consummation of the Offering, Spansion Inc. will be required to: (i) become a party to the revolving credit facility; (ii) comply with certain of the representations, warranties and covenants in the revolving credit facility; and (iii) execute a guaranty in favor of the agent to guarantee the Company’s obligations under the revolving credit facility. The actual amounts available under the revolving credit facility are based on 85 percent of accounts receivable meeting eligibility requirements plus the lesser of 75 percent of the appraised fair market value of the Company’s Fab 25 facility in Austin, Texas, and the maximum real estate loan amount (as defined in the agreement) minus reserves that limit the availability of credit under the agreement from time to time established by the agent in its reasonable credit judgment. Amounts borrowed under the revolving credit facility bear interest at a rate equal to the “base rate,” which is the prime rate publicly announced by the agent, or the London Interbank Offered Rate, or LIBOR, plus in each case a margin ranging from -0.25 percent to 0.50 percent for base rate loans and 1.25 percent to 2.0 percent for LIBOR loans. Borrowings under the Company’s revolving credit facility must be used to refinance existing indebtedness and for working capital purposes. The revolving credit facility will terminate and all outstanding borrowings must be repaid no later than September 19, 2010. The Company borrowed $60 million under the revolving credit facility on September 19, 2005, a portion of which was used to pay off in full the Company’s July 2003 Spansion Term Loan. As of September 25, 2005, $60 million was outstanding under this facility and bears interest at the rate of 6.75 percent. The amount is reflected as long-term debt, on the consolidated balance sheet at September 25, 2005. The amount available under this facility was approximately $101 million as of September 25, 2005.

Pursuant to the terms of the revolving facility credit agreement, and subject to certain exceptions, the Company and its subsidiaries are not permitted, among other things, to:

•	enter into any mergers, consolidations or sales of its property (except for the Company’s reorganization that will occur in connection with the Offering), or sales of inventory, equipment and assets except in the ordinary course of business;

•	make any distributions except for future distributions to Spansion Inc. in certain circumstances;

•	make investments, except for the purchase of inventory, equipment and intellectual property in the ordinary course of business, unless the Company meets minimum liquidity requirements consisting of availability under the revolving credit facility and domestic cash of at least $50 million prior to December 31, 2005 (or if earlier, the date of consummation of the Offering) and $200 million thereafter, provided, however, that investments are limited to no more than a total of $50 million while the reduced minimum liquidity requirement is in place;

•	incur additional debt other than the debt to be incurred concurrently with the Offering (including the notes offered by Spansion LLC in a private placement), capital leases, debt incurred by the Company’s foreign subsidiaries, and in limited cases, loans to subsidiaries;

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

•	engage in transactions with affiliates unless in the normal course of business, negotiated at arms-length terms and the transactions are disclosed to the agent for the lenders;

•	incur any new liens except for equipment leases and loans; and

•	prepay any debt, except that debt of foreign subsidiaries may be prepaid by the applicable foreign subsidiary and the Company may prepay any debt as long as after such repayment, the Company meets minimum liquidity requirements consisting of availability under the revolving credit facility plus domestic cash of at least $250 million.

If the availability under the revolving credit facility is less than or equal to $35 million during a fiscal quarter, the Company will also be required to maintain EBITDA (as defined in the agreement), on a consolidated basis, on the last day of each of the fiscal quarter as follows:

Period Ending	EBITDA
12/25/2005	$225,000,000
03/26/2006	$300,000,000
07/02/2006	$375,000,000
10/01/2006	$450,000,000
12/31/2006	$500,000,000

Beginning in 2007, the required EBITDA level will be determined by the agent based on the Company’s then current projections of the Company’s financial condition, results of operations and cash flows.

As security for amounts outstanding under the revolving credit facility, the Company pledged the stock of its domestic subsidiaries, the Fab 25 facility (other than production equipment contained therein), and all of its personal property. The Company’s equipment, inventory, and intellectual property, as well as all assets and stock pledges of its foreign subsidiaries were excluded from the collateral securing the revolving credit facility.

Amounts outstanding under the revolving credit facility may become due and payable on demand upon the occurrence of specified events with respect to the Company, including, among other things: failure to pay any obligations under the revolving credit facility that have become due; breach of any representation or warranty; failure to report certain financial information to the agent; failure by Spansion Inc. to execute a guaranty in favor of the agent after the consummation of the Offering and a joinder agreement pursuant to which the Company will become a party to this agreement; any default on third party debt of outstanding principal amount exceeding $25 million; filings or proceedings in bankruptcy; judgments or awards entered against the Company, of $10 million or more that remain for 30 days after the entry thereof; termination, revocation or voidance of any liens securing the obligations under the revolving credit facility, for any reason other than the failure by the agent to perfect its liens; a change of control by which a person or group would acquire more than 30 percent of the combined voting power of all then-issued and outstanding voting interests of the Company; and foreclosure on the Fab 25 facility.

Spansion Japan Revolving Credit Facility (unaudited)

On September 20, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a certain Japanese financial institution in the aggregate principal amount of up to 5.0 billion yen (approximately $45 million as of September 20, 2005). Amounts borrowed under the facility bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.70 percent per annum. Borrowings must be used for working capital purposes and each borrowing must be repaid one month after the initial drawdown date.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

The facility may be terminated by the financial institution with five days’ written notice if it experiences increased costs in connection to any borrowings by Spansion Japan, or if Spansion Japan gives five days’ written notice of termination. As of September 25, 2005, 3.0 billion yen ($27 million based on the exchange rate as of September 25, 2005) was outstanding under this facility. This amount bears interest at the rate of 0.75 percent and must be repaid by October 25, 2005. The amount is reflected as Notes Payable on the consolidated balance sheet at September 25, 2005.

Pursuant to the terms of the facility, Spansion Japan agreed not to pledge any security to secure its obligations or any third party’s obligations until the facility is terminated and all obligations are fulfilled by Spansion Japan. Amounts outstanding under the revolving facility may become due and payable on demand upon the occurrence of specified events with respect to Spansion Japan, including: suspension of any payment by Spansion Japan; failure to pay any obligations thereunder; filings or proceedings in bankruptcy; corporate reorganization procedures, corporate rearrangement, special liquidation or other similar legal procedures; a resolution for Spansion Japan’s dissolution; the winding up of Spansion Japan’s business; or if any attachment has been ordered with respect to Spansion Japan’s accounts receivables.

Obligations under Capital Leases

On July 16, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of 12 billion yen (approximately $100 million on July 16, 2003) of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $168 million. As the term on the leaseback transaction is more than 75 percent of the remaining estimated economic life of the equipment, the Company accounted for the leaseback transaction as a capital lease. The Company recognized an immediate loss of approximately $18 million on the transaction equal to the difference in the fair market value of the equipment and its net book value at the time of the transaction. The Company also recorded a deferred loss on the balance sheet of approximately $50 million, the difference between the remaining book value of the equipment after the immediate loss recognized and the proceeds from the sale lease-back transaction. This deferred loss is being amortized over the term of the lease in proportion to the amortization of the underlying leased assets. AMD and Fujitsu each guaranteed 50 percent of the outstanding obligations under the lease arrangement. As of December 28, 2003, December 26, 2004 and September 25, 2005, the outstanding lease obligations under this agreement were approximately $86 million, $60 million and $33 million, respectively.

On September 15, 2003, the Company entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately $79 million of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $78 million. As the lease agreement contained a bargain purchase option, the Company accounted for the leaseback transaction as a capital lease. This transaction did not result in a significant gain or loss. As of December 28, 2003, December 26, 2004 and September 25, 2005, the outstanding lease obligations under this agreement were approximately $72 million, $42 million and $22 million, respectively.

On September 26, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately 7 billion yen (approximately $63 million on September 26, 2003) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $64 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transactions as a capital lease. This transaction did not result in a significant gain or loss. As of December 28, 2003, December 26, 2004 and September 25, 2005, the outstanding lease obligations under this agreement were approximately $55 million, $39 million and $22 million, respectively.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

On March 17, 2004, Spansion Japan entered into sale-leaseback transactions with a third-party financial institution for certain equipment in the amount of 3 billion yen (approximately $27 million on March 17, 2004) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $26 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transactions as a capital lease. This transaction did not result in a significant gain or loss. As of December 26, 2004 and September 25, 2005, the outstanding lease obligation under this agreement was approximately $21 million and $14 million, respectively.

On June 30, 2004, Spansion Japan entered into sale-leaseback transactions with a third-party financial institution for certain equipment in the amount of 748 million yen (approximately $7 million on June 30, 2004) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $7 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transaction as a capital lease. As of December 26, 2004 and September 25, 2005, the outstanding lease obligation under this agreement was approximately $6 million and $4 million, respectively.

As of December 28, 2003, December 26, 2004 and September 25, 2005, the Company had aggregate outstanding capital lease obligations of approximately $245 million, $184 million and $159 million, respectively. Obligations under these lease agreements are collateralized by the assets leased and are payable through 2007. Leased assets consist principally of machinery and equipment.

The gross amount of assets recorded under capital leases totaled approximately $334 million, $360 million and $403 million as of December 28, 2003, December 26, 2004 and September 25, 2005, respectively and accumulated amortization of these leased assets was approximately $83 million, $157 million and $209 million as of December 28, 2003, December 26, 2004 and September 25, 2005, respectively. These leased assets are included in the related property, plant and equipment category. Amortization of assets recorded under capital leases is included in depreciation expense. AMD has guaranteed approximately $147 million, $87 million and $49 million of the Company’s aggregate outstanding capital lease obligations as of December 28, 2003, December 26, 2004 and September 25, 2005, respectively. Fujitsu has guaranteed approximately $72 million, $47 million and $25 million of the Company’s aggregate outstanding capital lease obligations as of December 28, 2003, December 26, 2004 and September 25, 2005, respectively.

For each of the next five years and beyond, the Company’s debt and capital lease obligations outstanding as of December 26, 2004 are as follows :

	Debt Obligations to Members	Other Long-Term Debt	Capital Leases	Total
	(in thousands)
Fiscal 2005	$117,158	$106,322	$102,956	$326,436
Fiscal 2006	264,965	63,422	84,280	412,667
Fiscal 2007	1,518	34,743	4,587	40,848
Fiscal 2008	1,518	—	—	1,518
Fiscal 2009	251	—	—	251
2010 and beyond	—	—	—	—

	385,410	204,487	191,823	781,720
Less amount representing interest	—	—	(8,123)	(8,123)

Total at present value	$385,410	$204,487	$183,700	$773,597

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

9.    Guarantees of Company Debt by Members

The following tables summarize the amounts guaranteed by AMD and Fujitsu related to the underlying liabilities of the Company:

Liabilities Guaranteed by AMD

	As of Dec. 26, 2004	As of Sept. 25, 2005
	(in thousands)
		(unaudited)
July 2003 Spansion term loan guarantee	$26,759	$—
Spansion capital lease guarantees	87,303	48,621
Spansion operating lease guarantees	24,414	11,879

Total debt guaranteed by AMD	$138,476	$60,500

Liabilities Guaranteed by Fujitsu

	As of Dec. 26, 2004	As of Sept. 25, 2005
	(in thousands)
		(unaudited)
July 2003 Spansion term loan guarantee	$17,840	$—
Spansion Japan term loan guarantee (1)	127,389	85,447
Spansion capital lease guarantees	46,880	25,227
Spansion operating lease guarantees	4,767	2,383

Total debt guaranteed by Fujitsu	$196,876	$113,057

(1)	AMD agreed to reimburse Fujitsu 60 percent of any amount paid by Fujitsu under its guarantee of this loan.

The amounts above represent the principal amounts of the underlying obligations guaranteed by AMD and Fujitsu and are exclusive of obligations for interest, fees and expenses.

10.    Commitments

Certain equipment and facilities are leased under various operating leases expiring at various dates through the year 2007. Certain of these leases contain renewal options. Rental expense was $6.5 million for the year ended March 31, 2003. Rental expense was $12.6 million and $ 22.5 million for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004, respectively. Rental expense was $16.2 million and $20.5 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively.

Future minimum lease payments under operating leases and unconditional commitments to purchase manufacturing supplies and services as of December 26, 2004 are as follows:

	Operating Leases	Unconditional Purchase Commitments
	(in thousands)
Fiscal 2005	$23,745	$8,561
Fiscal 2006	16,909	3,132
Fiscal 2007	6,555	3,084
Fiscal 2008	2,052	3,084
Fiscal 2009	—	2,983

	$49,261	$20,844

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

In June 2002, AMD and Fujitsu entered into a non-exclusive, perpetual license to manufacture and distribute a third-party company’s patented technology. AMD and Fujitsu agreed to pay the Company a running royalty based on AMD’s and Fujitsu’s annual cumulative net sales on the sale of products containing this technology. The royalty is triggered only if annual cumulative sales targets are met. The license to manufacture and distribute these products was assigned to the Company as of September 1, 2003. The Company had not met the minimum requirements to trigger royalty payments as of December 26, 2004 and September 25, 2005.

11.    Interest and Other Income (Expense), Net

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
				(unaudited)
Interest income	$—	$917	$2,708	$1,835	$2,340
Other income (expense), net	(202)	418	490	388	156

	$(202)	$1,335	$3,198	$2,223	$2,496

12.    Income Taxes

The Company is a Delaware limited liability company that has elected to be treated as a partnership for U.S. federal tax reporting purposes and therefore is not a taxable entity. Accordingly, the Company’s members are responsible for their share of the tax provision or benefit related to the Company’s domestic operations.

The Company’s foreign subsidiaries are wholly owned and are taxable as corporations in their respective foreign countries. The components of the Company’s tax provision (benefit) for income taxes related to its foreign subsidiaries are as follows:

	Mar. 31, 2003(1)	Dec. 28, 2003	Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
				(unaudited)
Current	$32	$3,983	$21,207	$22,745	$(363)
Deferred	12,137	(8,403)	(35,220)	(17,848)	(22,271)

	$12,169	$(4,420)	$(14,013)	$4,897	$(22,634)

(1)	For the year ended March 31, 2003, the Company operated as Fujitsu AMD Semiconductor Limited, a Japanese corporation, and operated only in Japan. As such, the Company was a taxable entity that was taxed as a corporation in Japan.

Pre-tax income from foreign operations was $33 million for the year ended March 31, 2003. Pre-tax loss from foreign operations was $2 million for the nine-month period ended December 28, 2003 and $0.7 million for the year ended December 26, 2004. Pre-tax loss from foreign operations was $49 million and $47 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively.

Deferred tax assets and liabilities recorded on the consolidated balance sheet also relate directly to these subsidiaries. Deferred income taxes reflect the net tax effects of tax carryovers and temporary differences

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

between the carrying amounts of assets and liabilities for financial reporting and the balances for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 28, 2003, December 26, 2004 and September 25, 2005 are as follows:

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
	(in thousands)
			(unaudited)
Deferred tax assets:
Net operating loss carryforward	$12,265	$1,181	$11,010
Inventory valuation	11,954	31,648	16,629
Accrued expenses not currently deductible	20,075	21,180	5,725
Pension benefits	7,675	8,421	6,949
Fixed assets	13,022	16,017	23,140

Total deferred tax assets	64,991	78,447	63,453
Less: valuation allowance	(20,306)	(14,203)	(27,633)

Net deferred tax assets	44,685	64,244	35,820
Deferred tax liabilities:
Depreciation	(95,531)	(79,869)	(29,175)

Net deferred tax assets (liabilities)	$(50,846)	$(15,625)	$6,645

For the year ended March 31, 2003, there was no change to the net valuation allowance. The net valuation allowance increased by $ 5.0 million in 2003 for pension benefits net of the utilization of tax carryforwards in China. The net valuation allowance decreased by $6.1 million in 2004 due to the realization of pension benefits and the utilization of tax loss carryforwards in China. The net valuation allowance increased by $13 million for the nine-month period ended September 25, 2005 primarily due to the increase in reinvestment allowances in Malaysia.

As of December 26, 2004, the Company had foreign net operating loss carryforwards of approximately $8 million that will expire between 2005 and 2007. As of September 25, 2005, the Company had foreign net operating loss carryforwards of approximately $28 million that will expire between 2006 and 2010.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

For purposes of the reconciliation between the provision for (benefit from) income taxes and the effective rate for the nine-month period ended December 28, 2003, the year ended December 26, 2004 and the nine-month period ended September 25, 2005, a notional U.S. rate of 35 percent is applied. For the year ended March 31, 2003, the Company operated only in Japan. Therefore, the reconciliation for this period is between statutory Japanese income taxes and the total provision for income taxes in accordance with accounting principles generally accepted in the U.S.

	Nine Months Ended Dec. 28, 2003		Year Ended Dec. 26, 2004		Nine Months Ended Sept. 25, 2005
	Tax	Rate	Tax	Rate	Tax	Rate
	(in thousands)		(in thousands)		(in thousands)
					(unaudited)
Provision at U.S. notional statutory rate	$(46,677)	35.0%	$(11,801)	35.0%	$(97,728)	35.0%
Losses not subject to U.S. notional income tax	45,947	(34.5)	11,571	(34.3)	81,169	(29.1)
Foreign income at other than U.S. rates	(8,691)	6.5	(7,680)	22.8	(19,505)	7.0
Valuation allowance	5,001	(3.7)	(6,103)	18.1	13,430	(4.8)

Benefit for income taxes	$(4,420)	3.3%	$(14,013)	41.6%	$(22,634)	8.1%

	Year Ended Mar. 31, 2003
	Tax	Rate
	(in thousands)
Provision at Japanese statutory rate	$13,656	41.2%
Permanent book/tax differences	64	0.2
Inhabitant tax per capita	32	0.1
Effect of change in tax rate	(1,316)	(4.0)
Other	(267)	(0.8)

Provision for income taxes	$12,169	36.7%

At December 26, 2004, approximately $428 million of foreign earnings from certain foreign subsidiaries are permanently invested and AMD and Fujitsu have not been subject to any U.S. federal income taxes on these amounts. Due to the Company’s tax status as a partnership, it is not practicable at this time to estimate any residual U.S. taxes that would be due on these earnings if the earnings were remitted by these certain foreign subsidiaries.

13.    Employee Benefit Plans

Employee Pension Benefits

Certain employees of Spansion Japan are enrolled in a defined benefit pension plan and/or a lump-sum retirement benefit plan sponsored by Fujitsu. The Company, by agreement with Fujitsu, is required to fund those proportional benefit obligations attributable to the Company’s employees enrolled in these plans as of June 30, 2003. Until September 1, 2005, the Company accounted for its participation in these plans as multiemployer plans wherein the expense recorded for the plans was equal to its annual cash contributions. The Company recorded estimated pension expense of approximately $5.1 million, $7.0 million and $7.5 million for the year

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

ended March 31, 2003, for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004, respectively. The Company recorded estimated pension expense of approximately $6.2 million and $4.4 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively. There were no unpaid contributions for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004.

Historically, the Fujitsu pension plan included a substitutional portion which is based on the pay-related part of old-age pension benefits prescribed by the Japan Welfare Pension Insurance Law (JWPIL) and is similar to social security benefits in the United States. Benefits under the substitutional portion are calculated based on a standard remuneration schedule determined by the JWPIL. In 2001, the JWPIL was amended to allow employers to transfer the substitutional portion of employer pension plans back to the Japanese government. The transfer process takes place in four distinct phases. In Phase I, an agreement of separation and transfer is obtained from covered employees and subsequent application is made to the Japanese government for the transfer. In Phase II, the Japanese government either approves or denies the application. Upon receipt of approval, the employer is relieved of the pension obligation related to future employee service under the substitutional portion of the plan. The employer then resumes making contributions to Japanese government. In Phase III, a second application is made to the Japanese government to relieve the employer of the pension obligation related to past employee service. In Phase IV, the Japanese government gives final approval for the separation. Upon receipt of approval, the employer is relieved of its obligation for past employee service under the substitutional portion. Plan assets related to the substitutional portion are then transferred to the Japanese government.

As of December 28, 2003 and December 26, 2004, the Company recorded an accrued pension liability associated with its pending withdrawal from the Fujitsu plans of approximately $23.9 million and $23.6 million, respectively. The amount of accrued pension liability recorded include an estimate of a minimum pension liability arising from the underfunded status of the Fujitsu plans. As of December 28, 2003 and December 26, 2004, the estimate of the minimum pension liability was approximately $7.7 million, net of taxes of approximately $5.4 million. The estimates and assumptions the Company used to record its liability were based on the best available data and its then current understanding of the assets and liabilities that would be assigned to the Company.

Establishment of Spansion Japan Pension Plan (unaudited)

Through an arrangement with Fujitsu, the Company was scheduled to withdraw from the plans by no later than the end of 2005 and assume the pension obligation associated with its own employees. On June 29, 2005 Spansion Japan (or the Company) filed an application to form its own corporate pension plan with the Japanese Ministry of Health, Labor and Welfare. On September 1, 2005, the Company adopted the new Spansion Japan pension plan and changed the formula to a cash balance formula. On September 9, 2005 the plan was approved by the Japanese government. The Company transitioned into a non-contributory defined benefit pension plan for certain employees of Spansion Japan. The new pension plan has two components. The first component provides a lump-sum payment, or twenty-year certain annuity or twenty-year guaranteed life annuity. The second component consists of a lump-sum payment or an optional period certain annuity. Participants have the option to choose a cash payment in lieu of participation in the second component. The effective date of the plan is September 1, 2005. Assets and obligations have been transferred from the Fujitsu Group Employee Pension Fund (“EPF”) to the newly adopted Spansion Japan pension plan.

As of September 25, 2005, the new Spansion Japan pension plan had Accumulated Benefit Obligation (ABO) and Projected Benefit Obligation (PBO) of approximately $82 million. As part of the transfer of benefits

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

from the EPF, the new Spansion Japan pension plan also received approximately $49 million in pension assets directly from the EPF trust.

As a result of the adoption of the plan and amendment to a cash balance formula on September 1, 2005, a prior service cost base was established for approximately $13 million, an unrecognized net loss base was established for approximately $8 million, and an additional minimum liability was recognized for $20 million.

The below table summarizes the funded status of the plan as well as components of the additional minimum liability as of September 25, 2005. Amounts were determined using a measurement date of September 1, 2005:

Funded Status	As of Sept. 25, 2005
(in millions)
Projected benefit obligation	$(82)
Pension assets	49
Funded status	(33)

Unrecognized prior service cost	13
Unrecognized transition obligation	—
Unrecognized (gain) / loss	8

(Accrued) / prepaid pension cost	(13)

Accumulated benefit obligation	(82)
Unfunded accumulated benefit obligation	(33)
Additional minimum liability	20
Intangible asset	13
Accumulated other comprehensive income	8

As this is the first year of the plan, no prior asset measurement exists. As of September 25, 2005, the plan has approximately $49 million in assets.

The below table summarizes the tentative intended target asset allocations by asset categories for the new Spansion Japan pension plan:

Asset Category	Percentage of Plan Assets
Equity securities	40%
Debt securities	57%
Cash	3%

The long-term-rate-of-return assumption was determined using the building block approach based upon the best estimate range of equity securities earning 3.0 percent to 4.0 percent and debt securities earning 1.5 percent to 2.0 percent, as summarized below:

Asset Category	Percentage of Plan Assets	Expected Return by Asset Class	Percentage of Plan Assets
Equity securities	40%	3.50%	1.40%
Debt securities	57%	1.93%	1.10%
Cash	3%	0%	0%

Total	100%		2.50%

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

The Company uses the 10-year Japanese government bond yield in the 1.5 percent range, and 30-year bond yield in the 2.0 percent range. Due to the flat yield curve and shorter duration (the new Spansion Japan pension plan pays lump sums), the Company believes that a discount rate of 1.5 percent is appropriate.

The below table summarizes the benefits expected to be paid under the new Spansion Japan pension plan in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Expected Benefit Payments
2006	$364,000
2007	458,000
2008	579,000
2009	672,000
2010	872,000
2011-2015	6,590,000

The Company expects to contribute $15 million to the new Spansion Japan pension plan during the fourth quarter of the fiscal year ending December 25, 2005.

The below table summarizes the weighted average assumptions used for purposes of calculating the benefit obligations as of September 25, 2005:

Assumptions
Discount Rate	1.5%
Average Rate of Compensation Increase	2.7%
Long Term Rate of Return on Plan Assets	2.5%

The assumed rate of compensation increase varies based on ages from 5.49 percent at age 21, gradually decreasing to zero percent at age 59. All participants are assumed to retire at age 60.

No plan assets are invested in employer securities and no future benefits are currently covered by insurance contracts issued by the insurer or related parties.

Profit Sharing Program

Effective June 30, 2003, the Company elected to participate in AMD’s profit sharing program. Under the plan, quarterly contributions can be made at the discretion of the Board of Directors of AMD in any quarter in which there is an operating profit. Eligible employees who have worked with the Company for three months or more may participate in this program. Profit sharing expense was approximately $0, $1.1 million and $3.3 million for the year ended March 31, 2003, the nine-month period ended December 28, 2003 and the year ended December 26, 2004, respectively. Profit sharing expense was approximately $4.0 million and $0 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively.

Retirement Savings Plan

Effective June 30, 2003, the Company elected to participate in AMD’s retirement savings plan, commonly known as a 401(k) plan. The plan allows the Company’s U.S. employees to contribute up to 100 percent of their pre-tax salary subject to Internal Revenue Service limits. The Company matches employee contributions at a rate of 50 cents on each dollar of the first six percent of participants’ contributions, to a maximum of three percent of

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

eligible compensation. The Company’s matching contributions to the 401(k) plan were approximately $1.5 million and $3.7 million for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004, respectively. The Company’s matching contributions to the 401(k) plan were approximately $2.6 million and $3.0 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively.

14.    Segment Reporting

The Company operates and tracks its results in one reportable segment. The Company designs, manufactures and markets Flash memory products for the wireless and embedded markets.

Geographical revenue information is based on the customer’s bill-to location. The following table presents a summary of net sales by geographic areas for the periods presented:

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
				(unaudited)
United States (net sales to AMD)	$538,623	$650,097	$1,211,033	$932,210	$776,941
Japan (net sales to Fujitsu)	423,327	543,115	1,051,194	843,041	634,268

Total	$961,950	$1,193,212	$2,262,227	$1,775,251	$1,411,209

Long-lived assets information is based on the physical location of the assets at the end of each fiscal year. The following table presents a summary of long-lived assets by geography:

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
		(in thousands)
			(unaudited)

United States	$699,501	$675,606	$734,336
Japan	972,859	880,920	666,078
Other countries	179,338	257,188	246,143

	$1,851,698	$1,813,714	$1,646,557

15.    Subsequent Events

Sale-leaseback transaction

In January 2005, Spansion Japan entered into a sale-leaseback transaction for certain semiconductor manufacturing equipment in the amount of approximately 8.2 billion yen (approximately $78 million and $73 million based on the exchange rates as of January 7, 2005 and September 25, 2005). This transaction did not result in a significant gain or loss. At the expiration of the lease term, Spansion Japan has the option to purchase the equipment at an agreed upon price which the Company believes to be a bargain purchase option. In addition, Spansion Japan can renew the lease if the lessor and Spansion Japan both agree upon the renewal terms not later than six months prior to the expiration of the lease term. The Company accounted for this lease as a capital lease as it met the bargain purchase option criterion under SFAS 13, “Accounting for Leases.”

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

During the term of the lease, Spansion Japan is required to comply with the following financial covenants determined using accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

•	maintain net adjusted tangible assets (as defined in the agreement) at an amount not less than 60 billion yen (approximately $572 million and $534 million as of January 7, 2005 and September 25, 2005) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of 21,125 million yen as of the last day of fiscal year 2005 and 19,550 million yen as of fiscal 2006 (approximately $201 million and $186 million, respectively, as of January 7, 2005 and approximately $188 million and $174 million as of September 25, 2005); and

•	ensure that as of the last day of each of fiscal 2005 and fiscal 2006, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of agreed repayments plus maintenance capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period is not less than 120 percent.

Because the amounts under the agreements referenced above are denominated in yen, the dollar amounts stated above are subject to change based on applicable exchange rates. The Company used the exchange rates as of January 7, 2005 and September 25, 2005 to translate the amounts denominated in yen into U.S. dollars.

Members’ Contributions

In February 2005, AMD and Fujitsu, through their respective wholly-owned subsidiaries, contributed to the Company their ownership interest in 703,900 ordinary shares of a privately held company. The historical value of the contributed shares was $15 million. The Company has an existing investment in the same company that totaled $5 million at December 26, 2004. The investment is carried at historical cost, and the Company does not hold a controlling interest in nor does the Company exercise significant influence over the operations of the investee company. Simultaneously with the contribution of the ordinary shares, AMD also contributed $3.75 million in cash to the Company in order to maintain its 60 percent ownership in the Company.

16. Subsequent	Events (Unaudited)

Amendment to AMD Cash Note, AMD Asset Note and Fujitsu Cash Note

As of September 30, 2005, the Company amended the payment terms of the AMD Cash Note, the AMD Asset Note and the Fujitsu Cash Note such that the Company is required to repay the principal amount of each of these three promissory notes as follows: 75 percent on March 31, 2006 and any remaining amounts on June 30, 2006, provided that upon (i) Spansion LLC’s reorganization into Spansion Inc., the Company will pay all accrued and unpaid interest under the Fujitsu note and (ii) completion of the Offering and the concurrent notes offering, the Company is required to repay the promissory notes in full (including accrued and unpaid interest on the two AMD notes) (See Note 8).

The Company and Fujitsu have subsequently agreed that upon the consummation of the Offering, Fujitsu will cancel $40 million of the aggregate principal amount outstanding under the Fujitsu Cash Note, in exchange for that number of shares of the Company’s Class D common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of the Company’s Class A common stock, which would be 2,352,941 shares based on an assumed an initial public offering price per share of $17.00. In addition, the Company and AMD have subsequently agreed that upon the consummation of the Offering, AMD will cancel

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

$60 million of the aggregate principal amount outstanding under the AMD Cash Note, in exchange for that number of shares of the Company’s Class A common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of the Company’s Class A common stock, which would be 3,529,411 shares based on an assumed initial public offering price per share of $17.00.

Senior Secured Credit Facility

The Company borrowed $30 million under the revolving credit facility on September 30, 2005. Since September 30, 2005 and through November 1, 2005, the Company has repaid $90 million of the principal balance and interest outstanding under this facility (See Note 8).

Spansion Japan Revolving Loan Agreement

On September 26, 2005, Spansion Japan repaid 5.5 billion yen (approximately $49 million as of September 26, 2005) of the principal balance and interest outstanding under tranche A of this facility. On the same day, Spansion Japan borrowed 4.2 billion yen (approximately $37 million as of September 26, 2005) under tranche A of this facility. On October 26, 2005, Spansion Japan repaid 4.2 billion yen (approximately $37 million as of October 26, 2005) of the principal balance and outstanding interest. On the same day, Spansion Japan borrowed 3.0 billion yen (approximately $26 million as of October 26, 2005) under tranche A of this facility. The remaining principal balance and outstanding interest under this facility were repaid upon the termination of the agreement on November 28, 2005 (See Note 8).

Spansion Japan Revolving Credit Facility

On September 26, 2005, Spansion Japan borrowed an additional 1.3 billion yen (approximately $12 million as of September 26, 2005) under this facility. On September 29, 2005, Spansion Japan repaid 3.0 billion yen (approximately $27 million as of September 29, 2005) of the principal balance and interest outstanding under this facility. On October 26, 2005, Spansion Japan repaid the remaining balance of 1.3 billion yen (approximately $11 million as of October 26, 2005) of the principal balance and outstanding interest. On the same day, Spansion Japan borrowed 2.0 billion yen (approximately $17 million as of October 26, 2005) under this facility. Spansion Japan repaid 2.0 billion yen (approximately $17 million as of November 9, 2005) of the principal balance and outstanding interest under this facility on November 9, 2005. On November 28, 2005, Spansion Japan amended this uncommitted revolving credit facility agreement to reduce the margin applicable under the facility. Pursuant to the amendment, amounts borrowed under the facility will now bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.50 percent per annum. On December 7, 2005, Spansion Japan borrowed 5.0 billion yen (approximately $41 million based on the exchange rate as of December 7, 2005) under this facility. This amount bears interest at a rate of 0.57 percent and must be repaid no later than January 10, 2006 (See Note 8).

Amendment to Spansion Penang Asset Note

On September 30, 2005, Spansion Penang amended the payment terms of the unsecured promissory note, dated as of July 10, 2003, payable to AMD’s subsidiary in Malaysia, AMD Export Sdn. Bhd. (AMD Export) such that Spansion Penang is required to repay approximately 110 million Malaysian Ringgit (approximately $29 million as of September 30, 2005) of the principal amount of the note on March 31, 2006 and the remaining principal amount of the note on June 29, 2006, provided that upon completion of the Offering and the concurrent notes offering by the Company, Spansion Penang is required to repay the note in full including accrued and unpaid interest on the note (See Note 8).

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Spansion Japan Uncommitted Revolving Credit Facility

On November 28, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a Japanese financial institution in the aggregate principal amount of up to 3.0 billion yen (approximately $25 million as of November 28, 2005). Amounts borrowed under the facility bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.50 percent per annum. Borrowings must be used for working capital purposes and each borrowing must be repaid at the end of the base loan term, which may be a period of one, two or three months. The facility may be terminated by the financial institution with five days’ written notice if it experiences increased costs in connection to any borrowings by Spansion Japan, or if Spansion Japan gives five days’ written notice of termination.

Pursuant to the terms of the facility, Spansion Japan agreed not to pledge any security to secure its obligations or any third party’s obligations until the facility is terminated and all obligations are fulfilled by Spansion Japan. Amounts outstanding under the facility automatically become due and payable upon the occurrence of specified events with respect to Spansion Japan, including: suspension of any payment by Spansion Japan; filings or proceedings in bankruptcy; corporate reorganization procedures, corporate rearrangement, special liquidation or other similar legal procedures; a resolution for Spansion Japan’s dissolution; the winding up of Spansion Japan’s business; or if any attachment has been ordered with respect to Spansion Japan’s accounts receivables. In addition, amounts under the facility may become due and payable upon demand upon the occurrence of specified events with respect to Spansion Japan, including: failure to pay any obligation under the facility; any breach of Spansion Japan’s representations and warranties made in connection with the facility; failure to cure within 14 days any breach of Spansion Japan’s obligations under the facility; any order or notice of attachment or the commencement of any auction procedure with respect to properties that are the subject of security offered by Spansion Japan; the inability to satisfy payment obligations of any of Spansion Japan’s debt or guaranty obligations for the benefit of a third party in excess of 10 million yen becomes due and payable; the suspension of business by Spansion Japan or under the order of government authority; and the occurrence of a reasonable and probable cause that necessitates the preservation of the lender’s rights under the facility.

Sale-Leaseback Transaction

Subsequent to September 25, 2005, the Company entered into sale-leaseback transactions with a third-party financial institution for certain semiconductor manufacturing equipment in the amount of approximately $78 million. These transactions did not result in significant gains or losses. The Company accounted for these leases as operating leases.

Spansion China Loan

Subsequent to September 25, 2005, Spansion China repaid $12 million and RMB 55 million (approximately $7 million) of the principal balances outstanding under the revolving foreign exchange and RMB loan agreements.

Spansion China Bank Enterprise Cooperation Agreement

On December 1, 2005, Spansion China entered into a bank enterprise cooperation agreement with a local financial institution, effective as of October 24, 2005. Under the terms of the agreement, Spansion China may draw under two credit facilities, equal to U.S. $26 million and RMB 176 million (approximately $22 million as of October 24, 2005), respectively. Borrowings must be used for working capital purposes. The two credit facilities terminate on June 22, 2008. Pursuant to the bank enterprise cooperation agreement, Spansion China must execute

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

a separate loan agreement each time it draws under either of the two credit facilities. The bank enterprise cooperation agreement was effective as of October 24, 2005 to incorporate prior draw downs not previously included in a master agreement. The interest rate for each loan denominated in RMB is a floating rate per annum and is initially set at the time each revolving loan agreement is entered into. The interest rate may thereafter be adjusted every 12 months at a rate equal to the benchmark rate published by the People’s Bank of China for RMB loans of the same term less a ten percent discount. The RMB denominated loan currently bears interest at 5.18 percent. The interest rate for each loan denominated in U.S. dollars is a floating rate per annum and is initially set at the time each revolving loan agreement is entered into. The interest rate is thereafter adjusted every six months at a rate equal to the six-month LIBOR plus one percent.

As of December 7, 2005, Spansion China borrowed approximately RMB 65.8 million (approximately $8.1 million), comprised of separate series of loans of RMB 7.0 million ( approximately $867,000, due November 15, 2006), RMB 41.0 million (approximately $5.1 million, due November 15, 2006), RMB 2.6 million (approximately $322,000, due November 28, 2006), RMB 2.2 million (approximately $272,000, due December 5, 2006), RMB 2.9 million (approximately $359,000, due December 5, 2006), RMB 6.2 million (approximately $768,000, due June 15, 2008), RMB 300,000 (approximately $37,000, due December 5, 2006), RMB 2.6 million (approximately $322,000, due December 5, 2006) and RMB 1.0 million (approximately $124,000, due August 15, 2007). The series of loans denominated in RMB bear interest at 5.18 percent. The dollar amounts for these RMB loans are calculated using an exchange rate as of December 7, 2005.

As of December 7, 2005, approximately $6.1 million was outstanding under the U.S. dollars credit facility. The outstanding loans denominated in U.S. dollars comprised of a series of loans of approximately $1.7 million, $430,000, approximately $2.8 million, $80,000 and $1.1 million, which are due August 15, 2007, August 15, 2007, November 15, 2006, December 5, 2006 and June 15, 2008, respectively. The series of the U.S. dollar denominated loans bear interest at 5.39 percent, 5.53 percent, 5.53 percent, 5.56 percent and 5.57 percent, respectively. These revolving loan agreements are unsecured. Under the terms of the agreements, Spansion China is prohibited from encumbering any of its assets.

Amendment to Spansion China Line of Credit (unaudited)

On November 3, 2005, Spansion China amended the payment terms of its unsecured debt obligations to AMD Singapore such that Spansion China is required to repay the remaining balance on the debt on March 26, 2006 or such later date as the parties may agree upon in writing. In addition, the outstanding loan amount shall bear interest at a rate of 3.90 percent, compounded annually.

Waiver of Covenant under July 2003 Spansion Term Loan (unaudited)

In contemplation of the Company’s reorganization from Spansion LLC to a corporate structure, the Company has obtained from the lenders a waiver with respect to the covenant that Fujitsu must maintain 100 percent ownership of Fujitsu Microelectronics Holding, Inc. This waiver expires on December 31, 2005.

17.    Change in Capital Structure Planned Concurrently with Common Stock Offering (Unaudited)

As of the consummation of the Offering, the Company will have converted from a limited liability company to a corporation. The Company’s authorized capital stock will consist of 717,999,998 shares of Class A common stock, par value $0.001 per share, one share of Class B common stock, par value $0.001 per share, one share of Class C common stock, par value $0.001 per share, 32,000,000 shares of Class D common stock, par value

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

$0.001 per share and 50,000,000 shares of Preferred Stock, par value $0.001 per share. Upon consummation of the Offering, AMD and Fujitsu will no longer be obligated to provide the Company with additional funding.

Common Stock

As of the consummation of the Offering, there will be 86,274,515 shares of Class A common stock issued and outstanding, one share of Class B common stock issued and outstanding and beneficially held by AMD, one share of Class C common stock issued and outstanding and beneficially held by Fujitsu and 31,372,542 shares of Class D common stock issued and outstanding and beneficially held by Fujitsu.

Except as described below or as required by law, the holders of the Company’s common stock are entitled to one vote per share on all matters to be voted on by stockholders and shall vote together as a single class. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors. Amendments to the Company’s certificate of incorporation that would alter or change the powers, preferences or special rights of any class of the Company’s common stock, so as to affect the holders of such class adversely, must be proposed in a resolution adopted by the Company’s board of directors, declaring its advisability, and must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Holders of the Company’s Class A common stock will have the right to vote to elect four Class A directors. As of the consummation of the Offering, AMD will have the right to vote its share of Class B common stock to elect two Class B directors and Fujitsu will have the right to vote its share of Class C common stock to elect one Class C director. The number of directors to be elected by holders of Class B common stock or Class C common stock is dependent on such holder’s aggregate ownership interest in the Company, as set forth in the Company’s certificate of incorporation. Holders of the Company’s Class D common stock will have no right to elect any directors.

Upon consummation of the Offering, certain restrictions and obligations will be placed on AMD and Fujitsu and on their respective shares of the Company’s common stock, that pertain to the management and governance of the Company (the Stockholders Agreement). Pursuant to the Stockholders Agreement, AMD and Fujitsu agree to vote all shares of common stock held by them or their affiliates so as to cause:

•	after the conversion of the Class D common stock, the election of each Class A director proposed for election by the Nominating Committee of the Company’s Board;

•	for so long as each of AMD and Fujitsu, or their respective affiliates, own at least 15 percent of the Company’s capital stock on an as converted to a common stock basis, the election of the Company’s Chairman of the Board:

•	to be the Company’s Class C director, subject to approval of a majority of the Company’s Class B directors, until the Company’s 2007 annual stockholders meeting, provided, however, that until the Company’s 2007 annual stockholder meeting (but not thereafter) the holder of Class C Common Stock may, at its discretion select any Class B director, instead of the Class C Director, as the Chairman of the Board;

•	from the Company’s Class B directors, subject to approval of the Company’s Class C director from the Company’s 2007 annual stockholders meeting until the Company’s 2010 annual stockholders meeting; and

•	from either the Company’s Class B directors or Class C director with the right to elect rotating directors every three years between AMD and Fujitsu.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

The Stockholders Agreement with AMD and Fujitsu also provides for certain transfer restrictions. Neither stockholder can transfer any shares, except to majority-owned subsidiaries, for one year from the date of the Offering. In addition, neither AMD nor Fujitsu can transfer shares in an amount equal to or greater than one percent of the then common stock outstanding to any entity whose principal business competes with us, unless first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007. The Stockholders Agreement also includes a right of first refusal for certain transfers pursuant to which each party, upon receipt of an offer by a third party to purchase its holdings of the Company’s common shares, must first give the other party the right to purchase all or part of such shares upon the same terms and conditions. With the exception of board observer rights granted to AMD and Fujitsu, the Stockholders Agreement will terminate when each party’s aggregate ownership interest in the Company’s falls below ten percent.

Although the Company does not anticipate paying dividends on its common stock in the foreseeable future, the Company’s certificate of incorporation provides that the holders of its common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, the terms of the Company’s current credit arrangements restrict its ability to declare or pay dividends on its common stock. Upon liquidation or dissolution of the Company, subject to prior liquidation rights of the holders of any shares of preferred stock which may be outstanding, the holders of common stock are entitled to receive on a pro rata basis the Company’s remaining assets available for distribution. Holders of the Company’s common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares.

There are no conversion rights with respect to the Company’s Class A common stock. The Company’s Class B common stock, Class C common stock and Class D common stock are convertible automatically into Class A common stock upon the occurrence of certain events. The Company’s Class B common stock will convert automatically on a one-for-one basis into Class A common stock in the event that AMD’s aggregate ownership interest in the Company falls below ten percent of the outstanding shares of the Company’s capital stock, as calculated on an as-converted to common stock basis, or AMD transfers its share of Class B common stock to any person other than an AMD affiliate. The Company’s Class C common stock will convert automatically on a one-for-one basis into Class A common stock in the event that Fujitsu’s aggregate ownership interest in the Company falls below ten percent of the outstanding shares of the Company’s capital stock, as calculated on an as-converted to common stock basis, or Fujitsu transfers its share of Class C common stock to any person other than a Fujitsu affiliate. The Company’s Class D common stock will convert automatically on a one-for-one basis into Class A common stock upon the earlier of the date that is the one-year anniversary of the date of filing of the Company’s Certificate of Incorporation and the date upon which the Company’s Board of Directors elects to cause the Class D common stock to convert following a determination that such conversion is in the Company’s best interests. In the event of any such conversion, any rights specifically granted to the holders of Class B common stock, Class C common stock or Class D common stock, as the case may be, shall cease to exist, and the Company will not be authorized to reissue such shares of Class B common stock, Class C common stock or Class D common stock, as the case may be.

In the event of the Company’s merger or consolidation with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock or other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Preferred Stock

The Company’s board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, such as dividend rates, dividend rights, liquidation preferences, voting rights and the number of shares constituting any series and designation of such series which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of Spansion without further action by the stockholders.

Equity Incentive Plan

Upon the consummation of the Offering, the Company intends to establish its 2005 equity incentive plan. In connection with the plan, the Company will reserve up to 9,500,000 shares of Class A common stock available for issuance under the plan in the form of equity awards, including incentive and nonqualified stock options and restricted stock units. The 2005 equity incentive plan will be administered by the board of directors or a committee appointed by the board of directors, and such administrator will have the authority to, among other things, grant awards, determine share price, accelerate or extend the vesting or exercisability of awards and determine the date of grant of an award. Shares that are subject to or underlie awards which expire or for any reason are cancelled, terminated or forfeited, or fail to vest will again be available for grant under the plan. The maximum term of the option will be 10 years and the exercise price of each option will be determined by the administrator at the time of the grant.

The plan provides that awards may be granted to officers, employees, consultants or advisors; provided that the incentive stock options granted under the plan may only be granted to employees of the Company. The exercise price of each incentive stock option will be required to be not less than 100 percent of the fair market value of the Company’s common stock on the date of grant and to be not less than 110 percent if such options are granted to persons who have more than 10 percent of the total voting power of all classes of the Company’s stock.

Subject to the approval of the board of directors, at the time of the consummation of the Offering, the Company intends to grant stock options for approximately 4,000,000 shares and restricted stock units for approximately 2,000,000 shares, of which approximately 950,000 stock options and/or restricted stock units will be awarded to the Company’s executive officers.

If the aforementioned awards are granted prior to the Company’s adoption of SFAS 123R in fiscal 2006, the awards will be accounted for using the intrinsic value method under APB 25, and related interpretations. If the aforementioned awards are granted after the adoption of SFAS 123R, the awards will be accounted for based on their grant-date fair value as required by SFAS 123R (See Note 3).

Employee Stock Purchase Plan

In connection with the Offering, the Company intends to establish its 2005 employee stock purchase plan which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Code with the purpose of providing eligible employees (including officers) and eligible employees of participating subsidiaries with an opportunity to purchase common stock through payroll deductions. The 2005 employee stock purchase plan will allow eligible and participating employees to purchase, through payroll deductions, shares of common stock at a discount, not to exceed 15 percent, applied to either (1) the fair market value per share of the Company’s common stock on the first business date of a three-month offering period, or (2) the fair market value per share of the Company’s common stock on the last business date of that three-month offering period. Up to 2,250,000 shares of common stock will be available for issuance under the plan. The employee stock purchase plan will be administered by the board of directors or a committee appointed by the board of directors.

If the aforementioned awards are granted prior to the Company’s adoption of SFAS 123R in fiscal 2006, the awards will be accounted for using the intrinsic value method under APB 25, and related interpretations. If the aforementioned awards are granted after the adoption of SFAS 123R, the awards will be accounted for based on their grant-date fair value as required by SFAS 123R (See Note 3).

18.    Pro Forma Information (Unaudited)

Pro Forma Provision for Income Taxes

Upon the consummation of the Offering transaction described in this note, the Company will be taxed at regular corporate rates in addition to the foreign income taxes currently incurred by the foreign subsidiaries. Deferred tax assets and liabilities will be recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing U.S. assets and liabilities and their respective tax basis. Deferred tax assets and liabilities will be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

For informational purposes, the unaudited pro forma consolidated statements of operations include a pro forma adjustment for income taxes that would have been recorded if the Company had been historically taxed as a corporation for the nine-month period ended December 28, 2003, the year ended December 26, 2004 and the nine-month periods ended September 26, 2004 and September 25, 2005, calculated in accordance with FAS No. 109, “Accounting for Income Taxes.”

Significant components of the pro forma provision for (benefit from) income taxes on income (loss) are as follows (in thousands):

	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
			Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
Current federal	$—	$2,447	$2,447	$—
Current foreign	3,983	21,207	22,745	(363)

Total current provision	3,983	23,654	25,192	(363)

Deferred federal	(38,949)	—	—	—
Deferred foreign	(8,403)	(35,220)	(17,848)	(22,271)

Total deferred (benefit)	(47,352)	(35,220)	(17,848)	(22,271)

Total income tax (benefit)	$(43,369)	$(11,566)	$7,344	$(22,634)

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

The pro forma federal tax benefit for all periods presented was partially offset by valuation allowances as future federal taxable income cannot be assumed at this point in time.

Pro Forma Net Income (Loss) Per Share

Prior to the consummation of the Offering, the Company anticipates that it will have approximately 72.5 million shares of common stock outstanding. The Company has presented pro forma basic and diluted loss per share amounts for the year ended December 26, 2004 as if the change in corporate structure described in Note 17 had occurred on December 29, 2003. The Company calculated its pro forma loss per share in accordance with SFAS No. 128, “Earnings per Share.” Basic loss per share is computed based on the weighted-average number of common shares outstanding during the period. There is no difference between basic and diluted loss per share since there were no outstanding options to purchase shares of the Company’s common stock or other potentially dilutive securities outstanding prior to the Offering.

39,215,702 Shares

Class A Common Stock

P R O S P E C T U S

                    , 2005

Citigroup

Credit Suisse First Boston

JPMorgan

Merrill Lynch & Co.

Morgan Stanley

Deutsche Bank Securities

UBS Investment Bank

Dresdner Kleinwort Wasserstein

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$95,573
NASD filing fee	75,500
Nasdaq National Market listing fee	130,000
Blue Sky fees and expenses	20,000
Printing and engraving expenses	700,000
Legal fees and expenses	1,700,000
Accounting fees and expenses	1,700,000
Transfer Agent and Registrar fees	20,000
Miscellaneous expenses	158,927

Total	$4,600,000

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s certificate of incorporation will include a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors and that will provide for the indemnification of directors to the fullest extent permissible under Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant will provide that:

•	the registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by the Delaware General Corporation Law;

•	the registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	the registrant is not obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification;

•	the rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

Prior to completion of the offering, the registrant intends to enter into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections. The registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The indemnification provisions of the registrant’s certificate of incorporation and bylaws and the indemnification agreements to be entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement (Exhibit 1.1 hereto) provide for indemnification by the underwriters of the registrant, its executive officers and directors, and indemnification of the underwriters by the registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

As a subsidiary of AMD, the registrant is currently insured under AMD’s director and officer liability insurance policies. After completion of this offering, the registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.    Recent Sales of Unregistered Securities

In connection with the registrant’s reorganization as Spansion LLC effective June 30, 2003, the registrant issued and sold unregistered securities as follows:

1. 600 Class A Units to AMD Investments, Inc., an indirect wholly-owned subsidiary of Advanced Micro Devices, Inc (AMD).

2. 400 Class B Units to Fujitsu Microelectronics Holding, Inc., a direct wholly-owned subsidiary of Fujitsu Limited (Fujitsu).

Shortly prior to the effectiveness of this Registration Statement the registrant will reorganize into a corporate structure. AMD Investments, Inc.’s 600 Class A Units will be exchanged for a total of 43,529,402 shares of Class A Common Stock and one share of Class B Common Stock. Fujitsu Microelectronics Holding, Inc.’s 400 Class B Units will be exchanged for a total of 29,019,601 shares of Class D Common Stock and one share of Class C Common Stock. Because the issuance of common stock in exchange for the outstanding limited liability units will not involve a public offering of securities, the registrant intends to rely on the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, in connection with this issuance.

No underwriter was used in connection with any of the foregoing sales and issuances.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit No.	Description

#1.1	Form of Common Stock Underwriting Agreement.

#3.1	Certificate of Formation of FASL LLC.

#3.2	Form of Certificate of Incorporation of Spansion Inc.

Exhibit No.	Description

#3.3	Form of Bylaws of Spansion Inc.

#4.1	Specimen of Class A Common Stock Certificate.

5.1	Opinion of Latham & Watkins LLP regarding legality.

#10.1	Form of 2005 Employee Stock Purchase Plan.

#10.2	Form of 2005 Equity Incentive Plan.

#10.3	Form of Indemnification Agreement with Directors.

#10.4	Form of Stockholders Agreement of Spansion Inc., among Advanced Micro Devices, Inc., Fujitsu Limited, AMD Investments, Inc. and Spansion Inc.

#10.5†	Form of Amended and Restated Distribution Agreement between Spansion Inc. and Fujitsu Limited.

#10.6	Form of Amended and Restated Fujitsu-Spansion Patent Cross-License Agreement between Fujitsu Limited and Spansion Inc.

#10.7	Form of Amended and Restated AMD-Spansion Patent Cross-License Agreement between Advanced Micro Devices, Inc. and Spansion Inc.

#10.8	Form of Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement among Fujitsu Limited, Advanced Micro Devices, Inc., AMD Investments, Inc. and Spansion Inc.

#10.9	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Fujitsu Limited.

#10.10	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.11	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Fujitsu Limited.

#10.12	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.13	Form of Amended and Restated Reverse General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.14†	Form of Amended and Restated Non-Competition Agreement among Spansion Inc., Advanced Micro Devices, Inc. and Fujitsu Limited.

#10.15	Remediation Agreement among Advanced Micro Devices, Inc., Fujitsu Limited and FASL LLC, dated as of June 30, 2003.

#10.16	Term Loan Agreement, dated as of July 11, 2003, among FASL LLC, General Electric Capital Corporation, as agent, and the financial institutions named therein.

#10.17	First Amendment, dated March 29, 2004, to Amended and Restated Term Loan Agreement, dated as of July 11, 2003, by and among FASL LLC, General Electric Capital Corporation and the Majority Lenders party thereto.

#10.18†	Loan Agreement, dated as of September 25, 2003, among FASL Japan Ltd., Mizuho Corporate Bank, Ltd., and the banks party thereto.

#10.19	Master Rental Agreement, dated July 16, 2003, among GE Capital Leasing Corporation, as Lessor, FASL Japan Ltd., as Lessee, and Advanced Micro Devices, Inc. as Guarantor.

#10.20†	Revolving Line Agreement (A), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

Exhibit No.	Description

#10.21†	Revolving Line Agreement (B), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

#10.22†	Accounts Receivables Trust Agreement, dated March 25, 2004, between FASL Japan Limited and Mizuho Trust and Banking Co., Ltd.

#10.23	Floating Pledge Agreement, dated March 25, 2005, among Spansion Japan Limited and Mizuho Corporate Bank, Ltd. and the financial institutions specified therein.

#10.24	Master Lease Agreement, dated January 5, 2005, between SumiCrest Leasing Ltd. and Spansion Japan Limited.

#10.25	Master Purchase Agreement, dated January 5, 2005, between Spansion Japan Limited and SumiCrest Leasing Ltd.

#10.26	Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $120,000,000.

#10.27	Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $261,957,114.

#10.28	Promissory note dated June 30, 2003, in favor of Fujitsu Limited for principal amount of $40,000,000.

#10.29	Second Amendment, dated as of June 10, 2004, to Amended and Restated Term Loan Agreement, dated as of July 11, 2003, by and among Spansion LLC, General Electric Capital Corporation and the Majority Lenders party thereto.

#10.30	Manufacturing Services Agreement, dated June 30, 2003, between FASL LLC and Fujitsu Limited.

10.31†	Distribution Agreement, dated June 30, 2003, between FASL LLC and Advanced Micro Devices, Inc.

10.32	Amended and Restated Agency Agreement, dated December 7, 2005, between Spansion LLC and Advanced Micro Devices, Inc.

10.33†	Foundry Agreement, dated August 11, 2005, between Spansion LLC and Taiwan Semiconductor Manufacturing Company.

#10.34†	Foundry Agreement, dated March 31, 2005, between Spansion Japan and Fujitsu Limited.

#10.35	Form of Amendment to Manufacturing Services Agreement between FASL LLC and Fujitsu Limited.

#10.36	Executive Investment Account Plan.

#10.37	Supplemental Secondment and Transfer Agreement, dated July 1, 2005, between Spansion Japan Limited and Fujitsu Limited.

#10.38	Amendment to Revolving Line Agreement (A), dated September 20, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

#10.39	Amendment to Revolving Line Agreement (B), dated September 20, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

#10.40	Amendment to Accounts Receivables Trust Agreement, dated July 29, 2005, between Spansion Japan Limited and Mizuho Trust and Banking Co., Ltd.

#10.41	Credit Agreement, dated September 19, 2005, among Spansion LLC, Bank of America, N.A., and the lenders party thereto.

Exhibit No.	Description

#10.42	Security Agreement, dated September 19, 2005, between Spansion LLC, as Grantor, and Bank of America, N.A., as Agent.

#10.43	Stock Pledge, dated September 19, 2005, between Spansion LLC, as Pledgor, and Bank of America, N.A., as Agent.

#10.44	Deed of Trust, Security Agreement, Assignment of Rents and Financing Statement, dated as of September 13, 2005, effective as of September 19, 2005, by Spansion LLC in favor of Bank of America, N.A.

#10.45	Uncommitted Revolving Credit Facility Agreement, dated as of September 20, 2005, between Spansion Japan Limited and UFJ Bank Limited.

#10.46	Form of Spansion LLC Change of Control Severance Agreement.

#10.47	Amendment, dated as of September 30, 2005, to Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $120,000,000.

#10.48	Amendment, dated as of September 30, 2005, to Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $261,957,114.

#10.49	Amendment, dated as of September 30, 2005, to Promissory note dated June 30, 2003, in favor of Fujitsu Limited for principal amount of $40,000,000.

#10.50	Form of Loan Agreement between Spansion (China) Co., Ltd. and Gusu Sub-branch, Agricultural Bank of China.

#10.51	Spansion LLC Employment Offer Letter to Richard Previte, dated as of January 3, 2005.

#10.52	Spansion LLC Employment Offer Letter to Bertrand Cambou, dated as of April 6, 2005.

#10.53	Spansion LLC Employment Offer Letter to Tom Eby, dated as of September 15, 2005.

#10.54	Spansion LLC Employment Offer Letter to Robert C. Melendres, dated as of December 17, 2004.

#10.55	Advanced Micro Devices, Inc. 2005 Annual Incentive Plan.

10.56	Bank Enterprise Cooperation Agreement, dated as of December 1, 2005, between Spansion (China) Co., Ltd. And Gusu Sub-branch, Agricultural Bank of China.

10.57	Amendment to Uncommitted Revolving Credit Facility Agreement, dated as of November 28, 2005, between Spansion Japan Limited and UFJ Bank Limited.

10.58	Uncommitted Revolving Credit Facility Agreement, dated as of November 28, 2005, between Spansion Japan Limited and Bank of Tokyo-Mitsubishi.

#21.1	Subsidiaries of Spansion LLC.

23.1	Consent of Independent Registered Public Accounting Firm.

#23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

#24.1	Power of Attorney (contained on signature page).

#99.1	Consent of David K. Chao to be named as a prospective director.

#99.2	Consent of Patti S. Hart to be named as a prospective director.

#99.3	Consent of David E. Roberson to be named as a prospective director.

#	Previously filed.
†	Registrant has sought confidential treatment pursuant to Rule 406 for portions of the referenced exhibit.

(b)    Financial Statement Schedules

All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 9 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 8th day of December, 2005.

SPANSION INC.

By:	/S/ ROBERT C. MELENDRES
Robert C. Melendres Corporate Vice President, Corporate Development, General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 9 to the Registration Statement has been signed by the following persons in the capacities indicated below on the 8th day of December, 2005.

Signature	Title

* Bertrand F. Cambou	President and Chief Executive Officer, Member of Board of Managers (Principal Executive Officer)

* Steven J. Geiser	Corporate Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

* Toshihiko Ono	Director

* James F. Doran	Director

* Kazuhiko Kato	Director

* Nobutake Matsumura	Director

* Thomas M. McCoy	Director

* Henri Richard	Director

* Robert J. Rivet	Director

* Hector de J. Ruiz	Director

* Shinji Suzuki	Director

*By:	/S/ ROBERT C. MELENDRES
Robert C. Melendres Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

#1.1	Form of Common Stock Underwriting Agreement.

#3.1	Certificate of Formation of FASL LLC.

#3.2	Form of Certificate of Incorporation of Spansion Inc.

#3.3	Form of Bylaws of Spansion Inc.

#4.1	Specimen of Class A Common Stock Certificate.

5.1	Opinion of Latham & Watkins LLP regarding legality.

#10.1	Form of 2005 Employee Stock Purchase Plan.

#10.2	Form of 2005 Equity Incentive Plan.

#10.3	Form of Indemnification Agreement with Directors.

#10.4	Form of Stockholders Agreement of Spansion Inc., among Advanced Micro Devices, Inc., Fujitsu Limited, AMD Investments, Inc. and Spansion Inc.

#10.5†	Form of Amended and Restated Distribution Agreement between Spansion Inc. and Fujitsu Limited.

#10.6	Form of Amended and Restated Fujitsu-Spansion Patent Cross-License Agreement between Fujitsu Limited and Spansion Inc.

#10.7	Form of Amended and Restated AMD-Spansion Patent Cross-License Agreement between Advanced Micro Devices, Inc. and Spansion Inc.

#10.8	Form of Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement among Fujitsu Limited, Advanced Micro Devices, Inc., AMD Investments, Inc. and Spansion Inc.

#10.9	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Fujitsu Limited.

#10.10	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.11	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Fujitsu Limited.

#10.12	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.13	Form of Amended and Restated Reverse General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.14†	Form of Amended and Restated Non-Competition Agreement among Spansion Inc., Advanced Micro Devices, Inc. and Fujitsu Limited.

#10.15	Remediation Agreement among Advanced Micro Devices, Inc., Fujitsu Limited and FASL LLC, dated as of June 30, 2003.

#10.16	Term Loan Agreement, dated as of July 11, 2003, among FASL LLC, General Electric Capital Corporation, as agent, and the financial institutions named therein.

#10.17	First Amendment, dated March 29, 2004, to Amended and Restated Term Loan Agreement, dated as of July 11, 2003, by and among FASL LLC, General Electric Capital Corporation and the Majority Lenders party thereto.

#10.18†	Loan Agreement, dated as of September 25, 2003, among FASL Japan Ltd., Mizuho Corporate Bank, Ltd., and the banks party thereto.

Exhibit No.	Description

#10.19	Master Rental Agreement, dated July 16, 2003, among GE Capital Leasing Corporation, as Lessor, FASL Japan Ltd., as Lessee, and Advanced Micro Devices, Inc. as Guarantor.

#10.20†	Revolving Line Agreement (A), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

#10.21†	Revolving Line Agreement (B), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

#10.22†	Accounts Receivables Trust Agreement, dated March 25, 2004, between FASL Japan Limited and Mizuho Trust and Banking Co., Ltd.

#10.23	Floating Pledge Agreement, dated March 25, 2005, among Spansion Japan Limited and Mizuho Corporate Bank, Ltd. and the financial institutions specified therein.

#10.24	Master Lease Agreement, dated January 5, 2005, between SumiCrest Leasing Ltd. and Spansion Japan Limited.

#10.25	Master Purchase Agreement, dated January 5, 2005, between Spansion Japan Limited and SumiCrest Leasing Ltd.

#10.26	Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $120,000,000.

#10.27	Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $261,957,114.

#10.28	Promissory note dated June 30, 2003, in favor of Fujitsu Limited for principal amount of $40,000,000.

#10.29	Second Amendment, dated as of June 10, 2004, to Amended and Restated Term Loan Agreement, dated as of July 11, 2003, by and among Spansion LLC, General Electric Capital Corporation and the Majority Lenders party thereto.

#10.30	Manufacturing Services Agreement, dated June 30, 2003, between FASL LLC and Fujitsu Limited.

10.31†	Distribution Agreement, dated June 30, 2003, between FASL LLC and Advanced Micro Devices, Inc.

10.32	Amended and Restated Agency Agreement, dated December 7, 2005, between Spansion LLC and Advanced Micro Devices, Inc.

10.33†	Foundry Agreement, dated August 11, 2005, between Spansion LLC and Taiwan Semiconductor Manufacturing Company.

#10.34†	Foundry Agreement, dated March 31, 2005, between Spansion Japan and Fujitsu Limited.

#10.35	Form of Amendment to Manufacturing Services Agreement between FASL LLC and Fujitsu Limited.

#10.36	Executive Investment Account Plan.

#10.37	Supplemental Secondment and Transfer Agreement, dated July 1, 2005, between Spansion Japan Limited and Fujitsu Limited.

#10.38	Amendment to Revolving Line Agreement (A), dated September 20, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

#10.39	Amendment to Revolving Line Agreement (B), dated September 20, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

#10.40	Amendment to Accounts Receivables Trust Agreement, dated July 29, 2005, between Spansion Japan Limited and Mizuho Trust and Banking Co., Ltd.

Exhibit No.	Description

#10.41	Credit Agreement, dated September 19, 2005, among Spansion LLC, Bank of America, N.A., and the lenders party thereto.

#10.42	Security Agreement, dated September 19, 2005, between Spansion LLC, as Grantor, and Bank of America, N.A., as Agent.

#10.43	Stock Pledge, dated September 19, 2005, between Spansion LLC, as Pledgor, and Bank of America, N.A., as Agent.

#10.44	Deed of Trust, Security Agreement, Assignment of Rents and Financing Statement, dated as of September 13, 2005, effective as of September 19, 2005, by Spansion LLC in favor of Bank of America, N.A.

#10.45	Uncommitted Revolving Credit Facility Agreement, dated as of September 20, 2005, between Spansion Japan Limited and UFJ Bank Limited.

#10.46	Form of Spansion LLC Change of Control Severance Agreement.

#10.47	Amendment, dated as of September 30, 2005, to promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $120,000,000.

#10.48	Amendment, dated as of September 30, 2005, to promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $261,957,114.

#10.49	Amendment, dated as of September 30, 2005, to promissory note dated June 30, 2003, in favor of Fujitsu Limited for principal amount of $40,000,000.

#10.50	Form of Loan Agreement between Spansion (China) Co., Ltd. and Gusu Sub-branch, Agricultural Bank of China.

#10.51	Spansion LLC Employment Offer Letter to Richard Previte, dated as of January 3, 2005.

#10.52	Spansion LLC Employment Offer Letter to Bertrand Cambou, dated as of April 6, 2005.

#10.53	Spansion LLC Employment Offer Letter to Tom Eby, dated as of September 15, 2005.

#10.54	Spansion LLC Employment Offer Letter to Robert C. Melendres, dated as of December 17, 2004.

#10.55	Advanced Micro Devices, Inc. 2005 Annual Incentive Plan.

10.56	Bank Enterprise Cooperation Agreement, dated as of December 1, 2005, between Spansion (China) Co., Ltd. And Gusu Sub-branch, Agricultural Bank of China.

10.57	Amendment to Uncommitted Revolving Credit Facility Agreement, dated as of November 28, 2005, between Spansion Japan Limited and UFJ Bank Limited.

10.58	Uncommitted Revolving Credit Facility Agreement, dated as of November 28, 2005, between Spansion Japan Limited and Bank of Tokyo-Mitsubishi.

#21.1	Subsidiaries of Spansion LLC.

23.1	Consent of Independent Registered Public Accounting Firm.

#23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

#24.1	Power of Attorney (contained on signature page).

#99.1	Consent of David K. Chao to be named as a prospective director.

#99.2	Consent of Patti S. Hart to be named as a prospective director.

#99.3	Consent of David E. Roberson to be named as a prospective director.

#	Previously filed.
†	Registrant has sought confidential treatment pursuant to Rule 406 for portions of the referenced exhibit.